
ADITYA BIRLA
NUVO

"Our goal is to become a US $65 billion Group by 2015 from US $30 billion today. We expect your company to contribute significantly to this growth and earnings."

KUMAR MANGALAM BIRLA


10016018

ADITYA BIRLA NUVO LIMITED
ANNUAL REPORT | 2009-2010



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

ADITYA BIRLA
NUVO

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the **FIFTY THIRD** Annual General Meeting of the Members of **ADITYA BIRLA NUVO LIMITED** will be held at the Registered Office of the Company at Indian Rayon Compound, Veraval - 362 266, Gujarat, on Friday, the 6th August, 2010 at 11.00 a.m. to transact, with or without modification(s), as may be permissible, the following businesses:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Balance Sheet as at 31st March, 2010, and Profit and Loss Account for the year ended 31st March, 2010, and the Reports of the Directors and Auditors of the Company.

2. To declare dividend on the shares of the Company for the year ended on 31st March, 2010.

3. To appoint a Director in place of Ms. Tarjani Vakil, who retires from office by rotation and being eligible, offers herself for re-appointment.

4. To appoint a Director in place of Mr. S.C. Bhargava who retires from office by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Mr. G.P. Gupta, who retires from office by rotation and being eligible, offers himself for re-appointment.

6. To appoint Auditors and to fix their remuneration and in this regard, to consider and if thought fit, to pass the following resolution, as an **Ordinary Resolution:**

   "RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants (Regn No.:- 105146W) and M/s. S. R. Batliboi & Co., Chartered Accountants (Regn No.:- 301003E) the retiring Auditors, be and are hereby, re-appointed as the Joint Statutory Auditors of the Company, to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board/Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

7. To appoint Branch Auditors of the Company and to fix their remuneration and in this regard to consider and, if thought fit, to pass with or without modification(s), the following resolutions, as **Ordinary Resolutions:**

   (i) **"RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co. Chartered Accountants, the retiring Branch Auditors, be and are hereby, re-appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot and Hi-Tech Carbon Division, Gummidipoondi to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration , as may be decided by the Board/Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

   (ii) **"RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants be and are hereby appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Patalganga, Aditya Birla Insulators, Rishra and Aditya Birla Insulators, Halol to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration, as may be decided, by the Board/Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

   (iii) **"RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co. Chartered Accountants and and M/s. K.S. Aiyar &Co., Chartered Accountants, the retiring Joint

Branch Auditors, be and are hereby, re-appointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Indian Rayon Division, Veraval, to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board/Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

(iv) "**RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, the retiring Branch Auditors, be and are hereby, re-appointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra and Indo Gulf Fertilisers, Jagdishpur, to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration , as may be decided by the Board/Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

(v) "**RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Deloitte, Haskins & Sells, Chartered Accountants, the retiring Branch Auditors, be and are hereby, re-appointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore, to hold office as such from the conclusion of this Annual General Meeting upto the conclusion of the next Annual General Meeting of the Company, at such remuneration, as may be decided by the Board/ Audit Committee of the Board, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding Service Tax, if any)."

8. To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**RESOLVED THAT** pursuant to the applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company and in accordance with the provisions of any other applicable laws or regulations and subject to and such approval(s), permission(s) and sanction(s) as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by any authority while granting such approval(s), permission(s) and sanction(s), the consent of the Company be and is hereby accorded to the sale and transfer of shares held by the Company in the equity capital of Birla Sun Life Insurance Company Limited (BSLICL) together with all attendant rights including all rights of the Company as a consequence of the Company being a majority shareholder of BSLICL or otherwise to Aditya Birla Financial Services Private Limited (hereinafter referred to as ABFSPL or "the transferee company") on such terms and conditions (including consideration) as may be agreed between the Company and the transferee company."

RESOLVED FURTHER THAT for the purpose of giving effect to the intent of this resolution, the Board be and is hereby authorised on behalf of the Company, to take all actions and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, expedient or proper and to settle all questions, difficulties or doubts at any stage without requiring the Board to obtain any further consent or approval of the Members of the Company and the Board is empowered to delegate the doing of any act, deed, matter or thing or the exercise of any right, power or authority to one or more persons, whether jointly or severally, and on such terms or subject to such conditions as the Board may in its absolute discretion decide."

9. To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**RESOLVED THAT** in accordance with the applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company and in accordance with the Securities and Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines"), the provisions of the Listing Agreement entered into with the Stock Exchange(s) where the shares of the Company are listed and provisions of any other applicable laws or regulations and subject to such other approval(s), permission(s) and sanction(s) as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by any authority while granting such approval(s), permission(s) and sanction(s), the consent of the Company be and is hereby accorded to the Board of Directors of the

Company (hereinafter referred to as the "Board" which term shall include the 'ESOS Compensation Committee' constituted by the Board to exercise its powers including the powers conferred by this resolution), for re-pricing 1,63,280 Employee Stock Options (ESOPs) and 1,66,093 ESOPs, (to be reduced to the extent of ESOPs that have lapsed) granted to the eligible employees by the Company on August 23, 2007 and January 25, 2008 respectively, under the Employee Stock Option Scheme titled ESOS - 2006.

RESOLVED FURTHER THAT such re-pricing be done at a price, as may be decided by the Board / ESOS Compensation Committee, which shall be the average closing price of the equity shares of the Company, for the immediately preceding seven day period on the stock exchange where there is highest trading volume, from the date on which the ESOS Compensation Committee re-prices the above ESOPs, less discount of up to 15% per ESOP, without any change or modification in the vesting period, exercise period and / or any other terms and conditions by which such ESOPs are governed.

RESOLVED FURTHER THAT for the purpose of giving effect to the intent of this resolution, the Board be and is hereby authorised on behalf of the Company, to take all actions and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, expedient or proper and to settle all questions, difficulties or doubts at any stage without requiring the Board to obtain any further consent or approval of the Members of the Company and the Board is empowered to delegate the doing of any act, deed, matter or thing or the exercise of any right, power or authority to one or more persons, whether jointly or severally, and on such terms or subject to such conditions as the Board may in its absolute discretion decide."

By Order of the Board



Devendra Bhandari
Jt. President & Company Secretary

Place: Mumbai
Date: 14th June, 2010

NOTES FOR MEMBERS' ATTENTION:

1. **APPOINTMENT OF PROXY**

   A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE 53RD ANNUAL GENERAL MEETING.

2. **PROXY OF AUTHORISED REPRESENTATIVES**

   A person shall be entitled to vote at the Annual General Meeting as a Proxy of authorised representative of any body corporate, only if a from of proxy alongwith copy of the resolution appointing authorized representative of that body corporate shall have been deposited at the Registered Office of the Company, not less than 48 hours before the scheduled time of the commencement of the meeting.

3. An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of Item Nos. 3, 4, 5, 8 and 9 of the Notice set out above, is annexed hereto.

4. **CLOSURE OF REGISTER OF SHAREHOLDERS**

   The Register of Members and Share Transfer Books of the Company will remain closed from 31st July, 2010 to 6th August, 2010 (both days inclusive) for the purpose of payment of dividend, if any, approved by the Members.

5. The Annual Report of the Company for the year 2009-2010, circulated to the members of the Company, will be made available on the Company's website (www.adityabirlanuvo.com).

6. **PAYMENT OF DIVIDEND**

   Dividend as declared in the Annual General Meeting will be paid to those shareholders whose names appear:

   (a) as Member(s) in the Register of Members of the Company after giving effect to all valid share transfers in physical form which are lodged with the Company on or before 30th July, 2010; and

   (b) in respect of the shares in electronic form on the basis of beneficial ownership furnished by National Securities Depositories Ltd. (NSDL) and Central Depositories Services (India) Limited (CDSL) for this purpose as at the end of 30th July, 2010.

7. **TRANSFER OF FUNDS TO INVESTOR EDUCATION & PROTECTION FUND (IEPF)**

   In terms of the provisions of the Section 205A of the Companies Act, 1956, the amount of dividend which has remained unclaimed and unpaid for a period of 7 years from the date it became due for payment, is required to be transferred to the Investor Education & Protection Fund (IEPF), constituted by the Central Government. No claim by the shareholder shall lie against IEPF or the Company in respect of the said unclaimed or unpaid dividend amount.

The details of unpaid/unclaimed dividend for the year 2002-03 onwards are as under:

Dividend Year/FY	Unclaimed/Unpaid Dividend as on 31.03.10			Due Date of Transfer to IEPF		
	ABNL*	IGFL**	BGFL***	ABNL*	IGFL**	BGFL***
2002-03	17,12,828	6,88,941	N.A.	29.08.2010	01.09.2010	N.A.
2003-04	18,58,960	7,86,447	2,16,639	28.07.2011	13.10.2011	12.08.2011
2004-05	19,04,612	6,53,240	2,20,602	22.07.2012	17.09.2012	30.10.2012
2005-06	35,04,825	N.A.	N.A.	14.09.2013	N.A.	N.A.
2006-07	39,44,412	N.A.	N.A.	18.04.2014	N.A.	N.A.
2007-08	44,86,248	N.A.	N.A.	16.08.2015	N.A.	N.A.
2008-09	39,29,752	N.A.	N.A.	17.08.2016	N.A.	N.A.

* Aditya Birla Nuvo Limited (ABNL)

** erstwhile Indo Gulf Fertilisers Limited (IGFL)

*** erstwhile Birla Global Finance Limited(BGFL)

Shareholders are advised that dividends for the financial year 2002-2003 onwards, which remain unpaid/ unclaimed over a period of 7 years, are to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.

8. **INSPECTION OF REGISTERS AND DOCUMENTS**

   Documents referred to in the accompanying Notice and Explanatory Statement are open at the Registered Office of the Company on all working days, except Saturdays, between 10.00 a.m. and 12.00 noon upto the date of the Annual General Meeting.

9. Members/proxies should bring their Attendance Slip sent herewith, duly filled in, for attending the meeting.

By Order of the Board



Devendra Bhandari
Jt. President & Company Secretary

Place: Mumbai
Date: 14th June, 2010

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

The following Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, sets the material facts relating to the business mentioned in Item Nos. 3, 4, 5, 8 and 9 of the accompanied Notice dated 14th June, 2010:–

Item Nos. 3, 4, 5:

Ms. Tarjani Vakil, Mr. S.C. Bhargava and Mr. G.P. Gupta retire from the Board by rotation and being eligible, offer themselves for re-appointment.

Pursuant to the requirement of the listing agreement with the Stock Exchanges relating to the Corporate Governance, a statement containing a brief resume in respect of each of the above Directors is attached. All the above Directors have given their declaration as required under Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003.

Item No. 8:

The vision of Aditya Birla Group for financial services business is "To be leader and role model in Financial Services Sector with broad based and integrated businesses".

At present, various legal entities are operating for different segments of business within financial services space and regulatory requirements. As a part of corporate restructuring move to have greater focus on the financial services business, it is desirable that all the financial services investments be brought under one single roof. Hence, it is proposed to transfer / consolidate all the investments relating to financial services businesses in Aditya Birla Financial Services Private Limited (ABFSPL). The Company is the sole beneficial owner of ABFSPL.

The consolidated entity in the financial service business will go a long way to leverage synergies, to become more competitive and cost effective to drive robust growth in financial services. Some of the synergies which are being focused through this consolidation are Common Brand & Marketing, Corporate Strategy, Legal and Compliances at overall level, Human Resources to help career planning and development of employees, etc.

Presently, the Company holds 145.74 crore shares in Birla Sun Life Insurance Company Limited (BSLICL), constituting 74% of its share capital. The book value of such investment is Rs.1814.13 crore as on 31st March, 2010.

Although the said transfer of shares does not fall under Section 293 (1)(a) of the Companies Act, 1956, or any other provision pursuant to which approval of the shareholders of the Company is required, considering the size of the investment and as a good corporate governance practice, it is proposed to obtain the consent of the shareholders for proposed sale/transfer of investment of the Company in the equity capital of BSLICL to ABFSPL.

The Board of Directors accordingly recommends the resolution as set out in Item No. 8 of the Notice for your approval.

None of the Directors of the Company is interested or concerned in any manner in the proposed resolution except Mr. Kumar Mangalam Birla, Dr. Rakesh Jain, Ms. Tarjani Vakil and Mr. G. P. Gupta who are the Directors of BSLICL.

Item No. 9:

In order to motivate the employees and align them with the long term growth and financial success of the Company, your Company had evolved an Employees Stock Option Scheme 2006 ("the Scheme") titled as "ESOS – 2006", and pursuant to the approval of Members of the Company tendered through the Postal Ballot, results of which were declared on 16th January 2007, the ESOS Compensation Committee granted 1,63,280 Employee Stock Options (ESOPs) and 1,66,093 ESOPs on 23rd August 2007 and 25th January 2008 respectively, at an exercise price of Rs. 1180.00 (the 7 days average closing price preceding the grant date, discounted by Rs. 118.00 per ESOP) and Rs. 1802.00 (the 7 days average closing price preceding the grant date with no discount) respectively, to the eligible employees of the Company.

Out of 1,63,280 ESOPs granted on 23rd August 2007, and 1,66,093 ESOPs granted on 25th January 2008 by the ESOS Compensation Committee, 39,380 ESOPs and 81,326 ESOPs respectively, have lapsed up to 12th February 2010 on account of resignation / transfer of the employees of the Company. None of the vested ESOPs have been exercised by the employees till date.

Due to economic slowdown and other impacting factors, the share price of a majority of companies, including that of your Company, witnessed a significant fall in their prices. The closing market price of the Company's shares quoted on the NSE as on June 12, 2010 was Rs.761.40 per Equity Share. This is a drop of approximately 35.47% and 57.75% from the grant price of the above ESOPs under Tranche I and Tranche II respectively. This drop has made the ESOPs unattractive to the employees of the Company.

It is therefore proposed to re-price the above ESOPs, at the average closing price of the equity shares of the Company for the immediately preceding seven day period on a stock exchange where there is highest trading volume, from the date on which the ESOS Compensation Committee re-prices the above ESOPs, less a discount of up to 15% per ESOP, without any change in the vesting schedule and other terms and conditions governing the above ESOPs.

Re-pricing of the ESOPs not exercised, i.e. ESOPs already granted and / or vested but not exercised, is permissible under the SEBI Guidelines, subject to the approval of the shareholders of the Company by a Special Resolution.

The Board of Directors accordingly recommends the resolution as set out in Item No. 9 of the Notice for your approval.

Dr. Rakesh Jain and Mr. Pranab Barua Directors, are deemed to be concerned or interested in this resolution to the extent of the ESOPs granted to them under the Scheme.

By Order of the Board

Devendra Bhandari
Jt. President & Company Secretary

Place: Mumbai
Date: 14th June, 2010

Details of the Directors seeking re-appointment in the Annual General Meeting to be held on 6th August, 2010

Name of Director	Ms. Tarjani Vakil	Mr. S.C. Bhargava	Mr. G.P. Gupta
Date of Birth	30.10.1936	20.07.1945	11.01.1941
Date of Appointment	27.07.2000	29.04.2004	27.04.2005
Qualification	M.A.	B.Com (Hons), F.C.A	M.Com
Expertise in specific functional Area	Consultant	Retired Executive	Rich experience in the areas of general management, banking, industrial and financial restructuring
List of Public Ltd Companies (in India) in which outside Directorships held	1. Asian Paints Ltd 2. Alkyl Amines Chemical Ltd 3. Mahindra Intertrade Ltd 4. Oracle Fianancial Services Software Limited 5. Idea Cellular Limited 6. Birla Sun Life Insurance Co Ltd	1. DCM Shriram Consolidated Ltd 2. Escorts Ltd 3. Swaraj Engines Ltd 4. Jaiprakash Associated Ltd 5. Mudra Lifestyles Ltd 6. Cox & Kings India Ltd 7. Escorts Construction Equipment Ltd 8. Jay Pee Infratech Ltd 9. Max Mobile Communications Ltd 10.Jaiprakash Power Ventures Ltd 11.A.K. Capital Services Ltd	1. Baroda Pioneer Asset Management Co Ltd 2. SIDBI Venture Capital Ltd 3. PTC India Ltd 4. Swaraj Engines Ltd 5. Birla Sun Life Insurance Co.Ltd 6. Suraj Diamonds & Jewellery Ltd 7. Emkay Global Financial Services Ltd 8. Landmark Property Development Co. Ltd 9. Idea Cellular Ltd 10.Lodha Developers Ltd
Chairman / Chairperson / Member of Committee (s) of Board of Directors of the Company	- Chairperson of the Audit Committee	—	Member of Audit Committee
Chairman / Member of the Committee (s) of Board of Directors of other Companies in which he / she is a Director **a) Audit Committee**	**As a Chairperson** 1. Asian Paints Ltd 2. Mahindra Intertrade Ltd **As a Member** 1. Oracle Financial Services Software Ltd 2. Idea Cellular Ltd 3. Birla Sun Life Insurance Co Ltd	**As a Chairman** 1. Mudra Lifestylees Ltd **As a Member** 1. Swaraj Engines Ltd 2. Cox & Kings Ltd'	**As a Chairman** 1. Emkay Global Financial Services Ltd 2. Swaraj Engines Ltd 3. Idea Cellular Ltd 4. Birla Sun life Insurance Co Ltd **As a Member** 1. Lodha Developers Ltd 2. PTC India Ltd 3. Landmark Property Development Co. Ltd
b) Remuneration Committee	**As a Member** 1. Asian Paints Limited	**As a Member** 1. Mudra Lifestyles Ltd	**As a Chairman** 1. Lodha Developers Ltd
c) Share Transfer Committee	**As a Chairperson** 1. Oracle Financial Services Software Ltd	—	—
d) Investors Relations Committee	**As a Chairperson** 1. Oracle Financial Services Software Ltd	**As a Member** 1. Mudra Lifestyles Ltd 2. Cox & Kings Ltd	

Note: Pursuant to Clause 49 of the Listing Agreement, only three Committee viz Audit Committee, Remuneration Committee, and Shareholders /Investors Grievance Committee are considered.


ADITYA BIRLA
NUVO

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval-362 266 , Gujarat.

FORM OF PROXY

I/We ....
of... in the district of
.... being a Member/
Members of ADITYA BIRLA NUVO LIMITED hereby appoint Mr./Ms...
of ....
in the district of .... or failing him/her,
Mr./Ms.. of .... in the district of
.... as my/our proxy/representative to vote for me/us on my/our behalf at the FIFTY THIRD ANNUAL GENERAL MEETING of the Company to be held on Friday, the 6th day of August, 2010 at 11.00 a.m. and any adjournment thereof.

Signed this .... day of ...., 2010.

DP ID *	
Client ID *	
Regd. Folio No.	
No. of Shares held	

Affix Re. 1 Revenue Stamp

*Applicable if shares are held in electronic form..

....

Signature of the Proxy holder(s)/ Representative(s) Signature of the Registered holder(s)

Note: This form, in order to be effective, should be duly stamped, completed and signed, and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

TEAR HERE

ADITYA BIRLA
NUVO

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval-362 266 , Gujarat

ATTENDANCE SLIP

DP ID *	
Client ID *	
Regd. Folio No.	
No. of Shares held	

NAME AND ADDRESS OF THE REGISTERED SHAREHOLDER

*Applicable if shares are held in electronic form

I certify that I am a registered shareholder/proxy/representative for the registered shareholder of the Company.

I hereby record my presence at the FIFTY THIRD ANNUAL GENERAL MEETING of the Company at its Registered Office at Indian Rayon Compound, Veraval - 362 266, Gujarat, on Friday, the 6th day of August, 2010 at 11.00 a.m.

....

Member's/Proxy's/Representative's Signature

Note : Please fill this Attendance Slip and hand it over at the ENTRANCE OF THE HALL.

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Shareholder,

The global economy is gradually emerging from the throes of the meltdown of 2008. While growth rates have picked up, it will still be a while to get back to the pre-crisis path. However, the fundamentals of the global economy appear to be reasonably good. The IMF has forecasted a growth of 2.3% for the advanced countries and 6.3% for the emerging economies for 2010. Of all the countries, China's growth has been most impressive. Its economy has recorded a double-digit growth for several quarters. And it continues to surge.

India also is on a strong growth trajectory. Our economy is slated to grow in excess of 8%. Consumer spending is gaining momentum. Private investment is picking up steam globally and in India too, the trend is encouraging. These impact your Company's growth and performance.

For the financial Year 2009-10, your Company's performance has been robust. Consolidated net revenues at Rs.15,505 Crore, is up by 8% over that of the preceding year. Consolidated net profit at Rs.155 Crore vis-à-vis a loss of Rs.436 Crore in the previous year, is indeed very encouraging.



STRATEGIC INITIATIVES TAKEN

A number of strategic initiatives have been taken by your management in the interests of its multiple stakeholders. As these have been detailed in the 'Management's Discussion and Analysis', I will give you a helicopter view.

In the **Financial Services** business, I must say we have made our mark. Most of its seven verticals namely life insurance, asset management, NBFC, private equity, broking, wealth management and distribution, and general insurance advisory have posted an impressive growth in revenues. Combined net profit, excluding life insurance, has more than doubled. Life Insurance business has also reduced its net loss considerably.

The financial services business has a significant customer base and distribution reach, with about 5.5 million customers, over 1,550 branches and more than 200,000 channel partners. The sector offers enormous growth potential.

I believe, **Aditya Birla Financial Services** is all set to becoming a leader and role model in the financial services sector with a broad based and integrated business.

In the **Telecom** business, **Idea Cellular** has clocked a growth of 22% on a year-on-year basis. This makes Idea the fastest growing major telecom operator in India for three consecutive years. Idea's revenues market share has risen, and it has a customer base of 67 million. More tellingly, in a market characterised by over capacity and hyper competition, Idea, in fact, has stepped up its net profit.

In the recently concluded 3G auction, Idea has won 3G spectrum in 11 service areas. These service areas cover about 80% of its existing revenues, the highest among the major telecom operators.

Idea's service area specific strategy, it's improving capacity utilisation, its sophisticated management processes supported by a power brand, underscore Idea's ability to ride out the rough times.

In the **IT-ITeS** business, **Aditya Birla Minacs** braved the downturn, although it faced de-growth in the top-line as few of its global clients suffered

For the financial Year 2009-10, your Company's performance has been robust. Consolidated net revenues at Rs. 15,505 Crore, is up by 8% over that of the preceding year. Consolidated net profit at Rs. 155 Crore vis-à-vis a loss of Rs. 436 Crore in the previous year, is indeed very encouraging.

the meltdown. Regardless, it remained cash profit positive round the year, driven by consolidation of sites. With a bench strength in excess of 14,500 employees, Minacs is gaining momentum. It has already garnered a strong order book of about USD 600 million.

To strengthen its capabilities, we have made two acquisitions in this domain. The acquisition of Compass BPO, a leading pure-play, end-to-end finance and accounting provider strengthens Minacs' F&A vertical.

Close on its heels, we acquired the US based Bureau of Collection Recovery. A leading accounts receivables management company catering to the credit industry, it will invigorate Minacs' core customer lifecycle services.

These acquisitions will further fuel Minacs' growth by enhancing its capability of delivering end-to-end solutions to its clients.

Moving on to the **Fashion & Lifestyle** business, what is striking is that the business has undergone a major transformation. The business has become EBITDA positive. The restructuring of the garments business and its consolidation will pave the way for higher growth in revenues and earnings as we go forward.

At the macro level, I am happy to inform you that the Group's **Carbon Black** business, which is the 4th largest in the world, has reached significant milestones. The recent commissioning of the Greenfield capacity of your Company at Patalganga in India and Brownfield capacity of Thai Carbon Black in Thailand, takes the Group's business closer to its vision of becoming a 1 million tonnes business by 2012. With these new manufacturing facilities on stream, the Group's capacity has reached to about 900,000 tonnes.

Your Company has plans to augment its carbon black capacity by additional 85,000 tonnes each at Patalganga as well as in the Southern India in the next phase of expansion. Your Company's Carbon Black business is slated for higher growth.

Your Company's team is working closely with the Aditya Birla Science & Technology Centre for the development of innovative products, with the objective of meeting the changing expectations of end customers.

The **Agri-business** achieved its highest ever urea sales volumes at about 1.1 million tonnes. However, revenues have been lower, with subsidies coming off peak levels in line with the raw material prices reached the year before. EBITDA was lower to the extent of higher subsidy arrears and IPP gain accrued during the previous year. Going forward the accent is on customised fertilisers. Hence the business is evaluating the feasibility of setting up a plant that will specialise in



Today, we are a multicultural, multinational, multidimensional Group anchored by over 130,000 employees, belonging to 30 nationalities, across 6 continents. Our Group turnover is a little over USD 29 billion. Our leadership across several levels is fleet of foot, flexible enough to adapt to the ever changing environment, and ambitious enough to dream audaciously.

manufacturing customised fertilisers. In my view, the fertilisers sector has great growth prospects.

In the **Rayon** business, your Company is the second largest manufacturer of VFY in India. The business has posted its highest ever profitability. To take the business to a far higher level, we are looking at acquiring best in class technology for premium yarn, catering to a niche segment. My sense is that this sector will witness a rather modest rate of growth.

Your Company, as you may be aware, is among the top 4 global leaders in the **Insulators** business. The business has achieved its highest ever sales volumes led by capacity expansion and improved yield. Its product range has been enhanced to cater to the 765 KV and 1,200 KV lines. The team is also developing a product portfolio for the high voltage direct current application. In India, the augmentation of the power sector, as we know, is integral to the GDP growth, which augurs well for the Insulators business.

To our teams

I very warmly want to thank all of our colleagues in Aditya Birla Nuvo for their immense contribution to your Company's praiseworthy performance. I look forward to their continued commitment to your Company's reaching greater heights and enhancing shareholder value.

The Aditya Birla Group in perspective

Today, we are a multicultural, multinational, multidimensional Group anchored by over 130,000 employees, belonging to 30 nationalities, across 6 continents. Our Group turnover is a little over USD 29 billion. Our leadership across several levels is fleet of foot, flexible enough to adapt to the ever changing environment, and ambitious enough to dream audaciously.

Our goal is to become a USD 65 billion Group by 2015 from USD 30 billion today. We expect your Company to contribute significantly to this growth and earnings.

To attain this bold and ambitious vision, we have launched a series of people centered strategies. I believe, the best of goals can ·only fruition if we have the best of people and harness people potential, irrespective of positions.

A WORLD OF OPPORTUNITIES

As the Group continues to expand globally, exploring and seizing opportunities, we have accelerated the pace of offerings to our intellectual capital. Our endeavour is to provide them with unparalleled opportunities, dynamic challenges, a rewarding professional career and a sense of fulfillment on the personal front. This is a priority area. To take this forward, we launched our employee value proposition. Simply put, it is "**a world of opportunities**". It entails the reinforcement of a four pronged approach.

Firstly, offering exciting career prospects that give employees a leeway to chart their own growth trajectory.

Secondly, intensifying learning processes that hone existing skills. Transcending it, we have taken the learning to a higher stage where talented employees are able to convert knowledge into action through exposure to the best global minds. For example, this year at **Gyanodaya**, our benchmarkable Institute of Management Learning, more than 500 colleagues at senior levels participated in specially designed, intellectually stimulating, innovative focused programmes. These related to globalisation, leadership, innovation and getting far beyond the mind of the customer. These were conducted in collaboration with the best in class faculty from International Business Schools and consulting organisations. Among these feature, The Ross School of Business, The Duke University, UCLA (all from USA), ISB (Hyderabad), The Hay Group and Mercer Consulting.

I believe, our Employee Value Proposition also helps to create an enabling environment that sets people up for success, enthuses in them the drive to excel, achieve and push back the frontiers of excellence.

It might interest you to learn that this year as well over a 1,000 executives enlisted for different learning sessions. Gyanodaya's virtual campuses reached out to more than 13,500 learners through its e-learning courses and webinars.

 

Thirdly, as part of our concerted efforts towards a sharp organisational focus and alignment in the talent management processes, across the businesses, we put in place critical differentiators. Besides linking rewards to performance, special performance incentives, international assignments, and Group-wide recognition programmes have been set in motion.

Fourthly, promoting enriched living by encouraging talent to look beyond just professional enhancement and to work toward building a wholesome, balanced life.

I believe, our Employee Value Proposition also helps to create an enabling environment that sets people up for success, enthuses in them the drive to excel, achieve and push back the frontiers of excellence.

GREAT PLACE FOR LEADERS

Finally, I am delighted to share with you that in a comprehensive global study of organisational leadership across the world, conducted by The Hewitt Associates, in partnership with The RBL Group and Fortune Magazine (2009) on "Top Companies for Leaders to engage in", our Group, was adjudged "The 6th great place for leaders in the Asia pacific Region". That of 177 companies who participated in this study, we should have been chosen is indeed a great achievement. Their critical assessment criteria included strength and depth of leadership practices, culture, examples of developing world class leaders, business performance and company reputation. On all counts, we are on course.

Yours sincerely,

Kumar Mangalam Birla


Financial Services

Secured future is smiling

A father is happy to have secured the future of his daughter by taking a dependable protection cover from Birla Sun Life Insurance besides trusting Birla Sun Life Asset Management for creating wealth from his hard-earned savings.

Aditya Birla Financial Services, a business that is a part of Aditya Birla Nuvo, has a significant presence across various verticals, including life insurance, asset management, private equity, non-banking financial services, broking, wealth management and general insurance advisory. It is among top five private life insurers and top five asset management companies in India besides being one of the leading players in other verticals.


Telecom

Telecom connectivity is smiling

A hardworking fisherman is overwhelmed as he gets a big timely order on his cell phone, networked by Idea Cellular.

Idea Cellular, the telecom venture of Aditya Birla Nuvo, has redefined telephony standards through continuous innovative plans and value added services that keep its customers well connected at all times. Idea is third largest cellular operator in India in terms of revenue market share.


IT-ITeS

Business solutions are smiling

A retired pensioner is delighted to have his queries sorted out over the phone as his case is being looked into by efficient executives of Aditya Birla Minacs, the technology support business of Aditya Birla Nuvo.

Aditya Birla Minacs has been partnering global corporations in banking, financial services, insurance, telecom, technology infrastructure, media, entertainment, and manufacturing sectors. It leverages its process, technology and domain expertise to deliver superior business value to clients with its seamless customer lifecycle and enterprise services. It is among top ten Indian BPO companies by revenue size.


Fashion & Lifestyle

Trendy lifestyle is smiling

A high-fashion model glows with panache as she reveals her stylish wardrobe of readymades from Madura Garments, a fashion & lifestyle business that is a part of Aditya Birla Nuvo.

Madura Garments has revolutionised the readymade apparel market with inspiring designs through 'Collective' - its high-end international luxury brands store, along with premium brands like 'Louis Philippe', 'Van Heusen', 'Allen Solly' and mass brand 'Peter England'. It is the largest premium branded apparel player in India.


Carbon Black

Wheels of progress are smiling

A dedicated transporter marvels at the longer tyre life that, he believes, come from the quality of tyres, reinforced by the Carbon Black made by Hi-Tech Carbon, a business that is a part of Aditya Birla Nuvo.

The Carbon Black made by Hi-Tech Carbon is used not just in the tyre industry but also in the non-tyre sector, notably as reinforcing filler in rubber products and in the printing inks and paints industry. The second largest Carbon Black manufacturer in India, Hi-Tech Carbon aspires to be the most respected, green, globally-advanced fillers business.


Agri Business

Fertile fields are smiling

An enthusiastic farmer shows off his prolific produce of crops made possible with the help of 'Birla Shaktiman' urea produced by Indo Gulf Fertilisers, a business that is a part of Aditya Birla Nuvo.

Indo Gulf Fertilisers manufactures and markets urea, agricultural seeds and agrochemicals in an effort to provide complete agri solutions to farmers. Birla Shaktiman - its flagship brand - has gone on to enjoy leadership position in the Indo-Gangetic plains.


Rayon

Style statements are smiling

A bride glows with the joy of looking her best in the colourful attire made out of 'Ray One', a viscose filament yarn manufactured by Indian Rayon, a business that is a part of Aditya Birla Nuvo.

Indian Rayon is the second-largest producer and the largest exporter of viscose filament yarn in India. The yarn captures a wide array of colours, ranging from natural whites to vibrant shades, through medium tones to help make style statements.


Insulators

Insulator reliability is smiling

A persevering student is glad to be able to study for her exams with the support of illumination, in the late hours of night, thanks to the power transmission helped by superior-quality porcelain insulators manufactured by Aditya Birla Insulators, a business that is a part of Aditya Birla Nuvo.

The extreme reliability of an extensive product range made by Aditya Birla Insulators comes from world-class technology. This, along with cost competitiveness, has enabled the business to become India's largest and the world's fourth largest manufacturer of porcelain insulators.


Textiles

Linen comfort is smiling

A renowned fashion designer beams confidently as he flaunts his varied range of couture created from 'Linen Club' fabric – high-quality linen made by Jaya Shree Textiles, a business that is a part of Aditya Birla Nuvo.

Jaya Shree Textiles, India's largest linen yarn and fabric producer, epitomises a successful journey of linen from a commodity product to a lifestyle icon. It has the only integrated linen factory in the country with state-of-the-art facilities from Switzerland and Italy. It has revolutionised the Indian textile market by popularising linen in India across a wide customer base.

CONTENTS

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ADITYA BIRLA NUVO LIMITED

BOARD OF DIRECTORS
Mr. Kumar Mangalam Birla, Chairman
Mrs. Rajashree Birla
Mr. B. L. Shah
Mr. P. Murari
Mr. B. R. Gupta
Ms. Tarjani Vakil
Mr. S. C. Bhargava
Mr. G. P. Gupta
Dr. Rakesh Jain
Mr. Pranab Barua

MANAGING DIRECTOR
Dr. Rakesh Jain

CHIEF FINANCIAL OFFICER
Mr. Sushil Agarwal

DY. CHIEF FINANCIAL OFFICER
Mr. Manoj Kedia

COMPANY SECRETARY
Mr. Devendra Bhandari

AUDITORS
Khimji Kunverji & Co., Chartered Accountants
S.R. Batliboi & Co., Chartered Accountants

OTHER BRANCH AUDITORS
K. S. Aiyar & Co., Chartered Accountants
Deloitte Haskins & Sells, Chartered Accountants

SOLICITORS
Mulla & Mulla and Craigie, Blunt & Caroe, Mumbai

BUSINESS EXECUTIVES

FINANCIAL SERVICES
Mr. Ajay Srinivasan — Chief Executive Officer
Mr. Pankaj Razdan — Dy. Chief Executive Officer

TELECOM
Mr. Sanjeev Aga — Managing Director, Idea Cellular Ltd.

IT-ITeS*
Mr. Deepak Patel — Chief Executive Officer

FASHION & LIFESTYLE AND TEXTILES
Mr. Pranab Barua — Business Director
Mr. Ashish Dikshit — President - Madura Garments
Mr. S. Krishnamurthy — President - Jaya Shree Textiles

CARBON BLACK
Dr. Santrupt Misra — Business Head
Mr. S. S. Rathi — President

AGRI-BUSINESS*
Mr. S. K. Jain — Sr. President

RAYON
Mr. Lalit Naik — Business Head
Mr. Rahul Mohnot — President

INSULATORS*
Mr. Jayant Dua — President & CEO

* Dr. Rakesh Jain — Business Director

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A UNIQUE CONGLOMERATE GUIDED BY VISION


ADITYA BIRLA
NUVO
Financial Services
Telecom[3]# (25.38%)
IT-ITeS[2] (88.28%)
Fashion & Lifestyle[1]
Manufacturing
Life Insurance[3] (74%)*
Asset Management[3] (50%)*
NBFC[2]
Private Equity[2]
Broking (75%)[2]
Wealth Management[2]
Insurance Advisory[2]
Carbon Black[1]
Agri-Business[1]
Rayon[1]
Insulators[1]
Textiles[1]

[1]Represent Divisions [2]Represent Subsidiaries [3]Represent Joint Ventures *JV with Sun Life Financial, Canada #Listed, Aditya Birla Group holds 46.99%
Note: Percentage figures indicated above represent ABNL's shareholding in its subsidiaries / JV's

Our Vision
To become a premium conglomerate with market leadership across businesses delivering superior value to shareholders on a sustained basis

TRANSFORMATION TO A USD 3.5 BILLION CONGLOMERATE

Consolidated Net Revenues Mix


Manufacturing 24%
Financial Services 37%
(Life Insurance 34%)
Fashion & Lifestyle 8%
IT-ITeS 10%
Telecom 21%
CAGR 35%
Financial Services 28%
(Life Insurance 26%)
Manufacturing 45%
Telecom 8%
Fashion & Lifestyle 13%
IT-ITeS 6%
Rs. 15,505 Crore in 2009-10

Rs. 4,665 Crore in 2005-06

Note: 1 USD = Rs. 45; 1 billion = 100 Crore



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CONSOLIDATED FINANCIAL SNAPSHOT

Net Revenues
(Rs. Crore)

4,665 | 8,040 | 11,374 | 14,315 | 15,505
CAGR ('06-'10) 35%
2005-06 | 2006-07 | 2007-08 | 2008-09 | 2009-10

EBITDA
(Rs. Crore)

625 | 1,163 | 1,153 | 867 | 1,686
CAGR ('06-'10) 28%
2005-06 | 2006-07 | 2007-08 | 2008-09 | 2009-10

EBDT
(Rs. Crore)


508
777
677
146
1,024
CAGR ('06-'10) 19%
2005-06
2006-07
2007-08
2008-09
2009-10

Key Achievements in 2009-10

- Consolidated Net Revenues crossed Rs. 15,000 Crore
- Achieved highest ever EBITDA and Cash Profit

GROWTH SUPPORTED BY STRONG STANDALONE BALANCE SHEET

Standalone Capital Employed
(Rs. Crore)


2,524
2,653
3,058
3,819
3,040
Fixed Assets & Working Capital
1,415
3,478
3,910
4,982
5,436
Long Term Investments
2005-06
2006-07
2007-08
2008-09
2009-10

Standalone Ratios


Net Debt / EBITDA (RHS)
Net Debt / Equity (LHS)
1.0
0.8
0.6
0.4
0.2
0.0
8
6
4
2
0
0.6
0.8
0.6
0.9
0.7
2.8
3.9
3.8
5.9
4.1
2005-06
2006-07
2007-08
2008-09
2009-10

- More than 60% of standalone capital employed is deployed in long term investments.
- Leveraging at comfortable level supported by strong cash flows generated by manufacturing businesses.
- Equity infusion of Rs. 1,000 Crore through preferential allotment of 18.5 million warrants to promoters will further strengthen balance sheet. Already received Rs. 575 Crore in 2009-10 as 25% application money and on conversion of 8 million warrants.

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FINANCIAL HIGHLIGHTS - CONSOLIDATED

Profit and Loss Account	2009-10		2008-09	2007-08	2006-07	2005-06
	USD Million1	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore
Life Insurance (Premium Income)	1,176.2	5,292.7	4,414.3	3,223.1	1,735.2	1,233.8
Other Financial Services (Merged w.e.f. 1st September 2005)	91.3	410.9	249.6	197.5	137.5	71.0
Telecom	740.2	3,330.8	2,891.8	2,135.6	1,421.8	388.3
IT-ITeS	340.1	1,530.3	1,777.2	1,677.5	1,109.1	249.1
Fashion & Lifestyle (Branded apparels & accessories)	277.9	1,250.6	1,115.8	1,025.8	830.4	620.6
Carbon Black	258.0	1,160.9	1,095.6	863.8	738.9	564.2
Agri-business (Merged w.e.f. 1st September 2005)	227.0	1,021.6	1,249.8	787.5	785.4	379.4
Rayon Yarn (Including Caustic Soda & Allied Chemicals)	119.5	537.7	537.1	476.0	441.5	385.6
Insulators	95.2	428.4	424.8	398.9	225.3	249.2
Textiles (Spun Yarn & Fabrics)	128.1	576.5	573.2	600.3	625.0	527.7
Others / Inter-Segment Elimination	(7.8)	(35.2)	(13.8)	(12.2)	(10.0)	(3.5)
Net Revenues (Including Other Operating Income)	**3,445.6**	**15,505.2**	**14,315.5**	**11,373.8**	**8,040.1**	**4,665.4**
Add : Investment Income /(Loss) on Policyholders' Fund	889.6	4,003.2	(670.7)	487.3	194.9	325.5
Net Income From Operations	**4,335.2**	**19,508.3**	**13,644.8**	**11,861.1**	**8,235.0**	**4,990.8**
EBITDA	**374.7**	**1,686.2**	**867.4**	**1,152.9**	**1,163.3**	**624.9**
Less: Depreciation and Amortisation	192.6	866.5	695.6	524.9	422.8	225.0
EBIT	**182.2**	**819.7**	**171.8**	**628.0**	**740.5**	**400.0**
Less: Interest and Finance Charges	147.1	662.1	721.0	476.0	386.5	117.1
Earnings before Tax	**35.0**	**157.6**	**(549.3)**	**152.0**	**354.0**	**282.9**
Less : Provision for Taxation (Net)	25.3	114.0	81.1	125.9	111.9	94.1
Net Profit/(Loss) before Minority Interest	**9.7**	**43.6**	**(630.3)**	**26.2**	**242.1**	**188.8**
Less : Minority Interest & share in (Profit)/Loss of Associates	(24.7)	(111.0)	(194.6)	(124.6)	(38.8)	(15.3)
Net Profit/(Loss)	**34.3**	**154.6**	**(435.7)**	**150.8**	**280.9**	**204.0**

Balance Sheet	2009-10		2008-09	2007-08	2006-07	2005-06
	USD Million1	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore
Net Fixed Assets	1,553.0	6,988.4	6,672.0	5,447.8	3,777.6	2,157.6
Goodwill On Consolidation	642.7	2,892.3	3,422.6	2,571.0	2,594.9	961.3
Life Insurance (Shareholders' & Policyholders') Investments	3,584.4	16,129.9	9,168.4	6,892.7	4,020.0	2,554.8
Other Investments	183.7	826.6	1,914.0	427.4	523.3	362.1
Total Investments	3,768.1	16,956.5	11,082.4	7,320.2	4,543.4	2,916.9
Net Current Assets	478.8	2,154.5	2,576.9	2,252.8	1,750.2	1,017.6
Capital Employed	**6,442.6**	**28,991.7**	**23,753.9**	**17,591.9**	**12,666.1**	**7,053.4**
Net Worth	1,216.6	5,474.8	5,742.3	4,032.9	3,119.6	2,098.5
Life Insurance Policyholders' Fund[2]	3,478.2	15,651.9	8,725.8	6,510.6	3,762.0	2,378.4
Total Loan Funds	1,653.0	7,438.6	8,886.8	6,647.9	5,461.6	2,364.6
Minority Interest	41.3	185.8	179.2	174.4	143.3	43.2
Deferred Tax Liability (Net)	53.5	240.6	219.8	226.2	179.6	168.7
Capital Employed	**6,442.6**	**28,991.7**	**23,753.9**	**17,591.9**	**12,666.1**	**7,053.4**

Ratios and Statistics	Unit	2009-10	2008-09	2007-08	2006-07	2005-06
EBITDA Margin (EBITDA / Net Revenues)	%	10.9	6.1	10.1	14.5	13.4
Net Margin (Net Profit / Net Revenues)	%	1.0	(3.0)	1.3	3.5	4.4
Net Debt to Equity Ratio (Net Debt[3]/Net Worth)	x	1.0	0.8	1.2	1.2	0.8
Net Debt to EBITDA Ratio (Net Debt[3]/EBITDA)	x	3.1	5.6	4.1	3.2	2.6
Interest Cover (EBITDA/Interest expenses)	x	2.5	1.2	2.4	3.0	5.3
ROACE (EBIT/Average Capital Employed[4])	%	5.8	1.3	6.3	10.9	11.9
ROAE (Net Profit/Average Net Worth)	%	2.8	(8.9)	4.2	10.8	12.7
EPS (Weighted Average)	Rs.	15.4 (34 Cents)	(46.3)	16.0	32.0	26.1
Book Value Per Share	Rs.	531.5 (USD 11.8)	604.3	424.5	334.3	251.3
No. of Equity Shareholders	Numbers	158,163	155,497	155,028	164,603	89,287
Closing Price as on 31st March (NSE)	Rs.	906.3 (USD 20.1)	445.0	1,396.2	1,070.9	748.0
Market Capitalisation (NSE)	Rs. Crore	9,336 (USD Mn 2075)	4,227	13,265	9,992	6,246

Note [1]: 1 USD = Rs. 45; 10 Million = 1 Crore
Note [3]: Total Loan Funds less NBFC borrowings less Cash Surplus
Note [2]: Including Fund for future appropriation
Note [4]: Excluding Life Insurance Policyholders' Fund


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FINANCIAL HIGHLIGHTS - STANDALONE

	Unit of Measurement	2009-10	2008-09	2007-08	2006-07	2005-06
Production (Quantity)						
Carbon Black	MT	233,370	202,076	215,103	182,668	175,080
Urea (Merged w.e.f. 1st September, 2005)	MT	1,097,705	1,069,691	880,991	1,028,064	575,646
Viscose Filament Rayon Yarn	MT	16,759	16,625	17,000	17,669	17,233
Caustic Soda	MT	88,250	78,574	74,468	67,663	57,051
Spun Yarns	MT	9,610	9,185	11,261	17,720	19,190
Fabrics	' 000 Mtrs.	4,375	3,646	4,792	5,088	4,646
Insulators	MT	36,063	32,904	32,921	—	—
Sales (Quantity)						
Branded Apparels	' 000 Nos.	12,421	11,754	10,966	10,709	11,104
Carbon Black	MT	230,195	203,827	214,617	180,893	175,944
Urea	MT	1,105,715	1,072,891	870,305	1,043,565	563,914
Viscose Filament Rayon Yarn	MT	16,616	16,792	17,923	17,039	17,380
Caustic Soda	MT	88,897	77,590	74,441	67,226	56,954
Spun Yarns	MT	9,474	9,271	11,349	18,357	18,866
Fabrics	' 000 Mtrs.	4,194	4,049	4,710	4,645	4,418
Insulators (Domestic Sales in 2005-06 and 2006-07)[1]	MT	37,050	32,561	32,304	7,776	16,245

Note 1: Insulators manufacturing unit earlier demerged w.e.f. 1st August, 2002, merged with Aditya Birla Nuvo Limited w.e.f. 1st April, 2007.

Profit and Loss Account	2009-10 USD Million2	2009-10 Rs. Crore	2008-09 Rs. Crore	2007-08 Rs. Crore	2006-07 Rs. Crore	2005-06 Rs. Crore
Net Income from Operations	**1,072.8**	**4,827.5**	**4,786.2**	**3,953.1**	**3,427.4**	**2,642.0**
Less: Operating Expenses	903.1	4,063.8	4,232.5	3,331.9	2,862.6	2,226.1
Operating Profit	**169.7**	**763.7**	**553.7**	**621.2**	**564.8**	**415.9**
Add: Other Income	15.7	70.8	65.3	38.9	62.0	36.2
EBITDA	**185.4**	**834.5**	**618.9**	**660.1**	**626.8**	**452.1**
Less: Interest and Finance Charges	74.2	334.1	290.6	204.5	195.4	68.5
Earnings before Depreciation and Tax	**111.2**	**500.4**	**328.3**	**455.7**	**431.4**	**383.6**
Less: Depreciation and Amortisation	40.0	180.1	166.0	141.1	120.3	111.8
Earnings before Tax	**71.2**	**320.3**	**162.3**	**314.6**	**311.1**	**271.7**
Less: Provision for Taxation (Net)	8.2	36.9	24.9	71.5	86.1	84.8
Net Profit	**63.0**	**283.4**	**137.4**	**243.1**	**225.0**	**186.9**
Less: Dividend (Including Corporate Tax on Dividend)	13.2	59.5	42.4	63.9	58.5	47.6
Retained Profit	49.8	223.9	95.0	179.2	166.5	139.3



Note 2: 1 USD = Rs. 45; 10 Million = 1 Crore




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FINANCIAL HIGHLIGHTS - STANDALONE

Balance Sheet	2009-10		2008-09	2007-08	2006-07	2005-06
	USD Million3	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore	Rs. Crore
Net Fixed Assets	403.4	1,815.3	1,605.0	1,501.6	1,308.1	1,135.5
Long term Investments	1,208.0	5,435.9	4,982.4	3,909.8	3,477.6	1,415.3
Current Investments	—	—	730.0	97.5	371.8	260.5
Total Investments	1,208.0	5,435.9	5,712.4	4,007.3	3,849.4	1,675.8
Net Current Assets	272.1	1,224.5	1,483.7	1,458.5	972.9	1,127.6
Capital Employed	**1,883.5**	**8,475.6**	**8,801.1**	**6,967.5**	**6,130.5**	**3,938.9**
Share Capital[1]	22.9	103.1	95.0	95.0	93.3	83.5
Share Warrants[2]	31.6	142.1	377.4	377.4	—	—
Reserves and Surplus	981.4	4,416.3	3,649.2	3,551.3	3,031.2	2,124.1
Net Worth	1,035.9	4,661.5	4,121.7	4,023.7	3,124.5	2,207.6
Long Term Loans	599.9	2,699.4	2,651.2	1,841.2	1,869.2	972.5
Short Term Loans	208.1	936.3	1,848.0	902.2	962.7	591.1
Total Loan Funds	807.9	3,635.6	4,499.2	2,743.4	2,831.8	1,563.6
Deferred Tax Liability	39.7	178.5	180.2	200.3	174.1	167.7
Capital Employed	**1,883.5**	**8,475.6**	**8,801.1**	**6,967.5**	**6,130.5**	**3,938.9**

Note [1] : Capital raised through (a) conversion of 8 million warrants in October 2009 out of 18.5 million warrants issued to promoters in May 2009; (b) conversion of 1.7 million warrants in March 2008 out of 20.5 million warrants issued to promoters in February 2008 and (c) rights issue in February 2007.

Note [2] : Represents (a) 25% application money received in 2009-10 on remaining 10.5 million warrants and (b) 10% application money in 2008-09 received on remaining 18.8 million warrants.

Ratios and Statistics	Unit	2009-10	2008-09	2007-08	2006-07	2005-06
Operating Margin	%	15.8	11.6	15.7	16.5	15.7
Net Profit Margin	%	5.9	2.9	6.1	6.6	7.1
Interest Cover (EBITDA/Interest Expenses)	x	2.5	2.1	3.2	3.2	6.6
ROACE (EBIT/Average Capital Employed)	%	7.6	5.7	7.9	10.1	11.5
ROAE (Net Profit/Average Net Worth)	%	6.5	3.4	6.8	8.4	10.5
Current Ratio	x	2.2	2.9	3.1	3.1	3.3
Total Debt to Equity Ratio (Total Debt/Net Worth)	x	0.8	1.1	0.7	0.9	0.7
Net Debt to Equity Ratio (Net Debt[4]/Net Worth)	x	0.7	0.9	0.6	0.8	0.6
Net Debt to EBITDA Ratio (Net Debt[4]/EBITDA)	x	4.1	5.9	3.8	3.9	2.8
Dividend Per Share	Rs.	5.0 (11 Cents)	4.0	5.8	5.5	5.0
Dividend Including Tax (as % to Net Profit)	%	21.0	30.9	26.3	26.0	25.5
EPS (Weighted Average)	Rs.	28.8 (64 Cents)	14.5	26.1	25.6	24.5
Cash EPS (Weighted Average)	Rs.	46.5 (USD 1)	29.7	43.9	41.0	38.2
Book Value Per Share	Rs.	452.5 (USD 10.1)	433.8	423.5	334.9	264.4
Exports (FOB)	Rs. Crore	606.1 (USD Mn 135)	636.2	624.3	482.6	460.1
Capital Expenditure (Net)	Rs. Crore	256.3 (USD Mn 57)	268.8	224.8	293.9	197.8

Note [3] : 1 USD = Rs. 45 ; 10 Million = 1 Crore Note [4] : Total Debt Less Cash Surplus


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Ab zindagi ki innings jiyo vishwaas ke saath



Birla Sun Life Insurance

www.birlasunlife.com

Insurance is the subject matter of the solicitation. Registered Office: Birla Sun Life Insurance, One Indiabulls Centre, Tower 1, 15th & 16th Floor, Jupiter Mill Compound, 841, Senapati Bapat Marg, Elphinstone Road, Mumbai - 400013. Reg. No.: 109. ADV/05/10-11/3966. June 2010.

1190.2010



Indian Economy: Momentum Continues

India is the fourth largest economy in the world by gross domestic product ("GDP") at purchasing power parity. Largely domestically driven due to lower dependence on exports, India enjoys one of the highest GDP growth rates in the world. Even in the previous financial year 2008-09, which was marked with the advent of global economic slowdown, India's GDP managed to grow at 6.7%. In the financial year 2009-10, the Indian economy marched on the path of economic turnaround propelled by Government stimulus and robust domestic demand. Consumer spending is bouncing back after being impacted by global slowdown during the previous financial year. However, weak monsoon impacted the growth of agricultural sector. India's GDP grew by 7.4% in 2009-10. The Confederation of Indian Industry ("CII") has projected the Indian economy to expand by up to 8.5% in 2010-11. The CII is expecting a recovery in agriculture sector leading to upside in the GDP growth. It also expects growth in the industry and services sectors to remain strong led by capacity expansion to tap rising demand.

The most recent industry performance indicators also signify a positive outlook for India. The Index of Industrial Production ("IIP") grew by 10.1% during April 2009 to February 2010 compared to 2.8% in the previous financial year. *(Source: Ministry of Statistics and Programme Implementation, www.mospi.gov.in)*. Net inflows from foreign institutional investors aggregated over USD 30 billion in 2009-10 compared to net outflows of USD 9.8 billion in the preceding financial year, reflecting improved investor confidence in the Indian economy *[Source: Securities and Exchange Board of India ("SEBI"), www.sebi.gov.in]*. Private consumption and investment demand are expected to be the major growth drivers ahead. To fuel this growth, a sum of over USD 9 billion was raised through qualified institutional placements and over USD 5 billion through initial public offerings in 2009-10.

Having said this, inflation remains a big concern. Wholesale Price Index for March 2010 was 9.9% (year on year) compared to 1.2% in March 2009. The nature of inflation is shifting from a supply side phenomenon to a demand-driven one. In the recent credit policy, RBI has increased key rates with a focus on containing inflation. Moreover, though the Indian economic growth is largely driven by domestic consumption revival, India is not decoupled with the global economy. Hence inflation, rise in interest rates and global economic cues will be key factors to watch going forward.

India: Huge investment opportunities across the sectors

Over the years, India has witnessed a robust wholesome economic growth and going forward too it is all set to continue the trend. This growth has been and will be pushed by four major growth drivers viz., (a) Savings, (b) Consumption, (c) Infrastructure Development and (d) Exports.


World : Real GDP growth rates - 2009
10.0%
5.0%
0.0%
-5.0%
-10.0%
China
India
Indonesia
S Korea
Brazil
USA
Hong Kong
UK
Japan
Russia


GDP Growth (%)
12%
8%
4%
0%
2007-08
2008-09
2009-10
2010-11E

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Rising per Capita Income
(USD)
800
400
0
2001-02
2003-04
2005-06
2007-08
2009-10


A Young Population
(Median Age - 2010)
60
45
30
15
0
25
35
37
40
45
India
China
USA
UK
Japan

	Savings led	Consumption led	Infrastructure Development led	Exports led
Growth Drivers	High rate of savings	Rising income levels	High rate of capital formation	Rising outsourcing trend
	Lower penetration of financial services	A large young population	Steady economic reforms regime	Highly skilled human capital
	Growing awareness for financial planning	Burgeoning middle class	Investor friendly policies, Increasing FII & FDI flow	Low cost destination
Key sectors to benefit	**Financial Services**	**Retail, Automobiles Fashion & Lifestyle**	**Telecom, Power, Roads, Agriculture**	**IT-ITeS**

Aditya Birla Nuvo : A large eco-system present across a wide spectrum of Indian Economy

Aditya Birla Nuvo is a USD 3.5 billion conglomerate with leadership across its businesses. Its presence in the Financial Services, Telecom, IT-ITeS, Fashion & Lifestyle and Manufacturing businesses, makes it a large eco-system which is well positioned to capitalise on growth opportunities available across the wide spectrum of Indian economy.


Financial Services
Telecom
IT-ITeS
Fashion & Lifestyle
Manufacturing
India's Sectoral GDP
Agriculture & Industry 43%
Services 57%

Deriving synergies from a large eco-system

Touching lives of more than 70 million Indians

Anchored by more than 50,000 employees

Nationwide presence through 1 million touch points / channel partners

Trusted by more than 1.5 lacs shareholders

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Aditya Birla Nuvo: Thrust on Profitable Growth

In line with its vision '**to become a premium conglomerate with market leadership across businesses delivering superior value to shareholders on a sustained basis**', Aditya Birla Nuvo, continued to pursue distinct strategic objectives across its businesses to fortify their presence and build a strong foundation for future growth. The business-wise strategic objectives and resulting key achievements are stated as under:

- **Financial Services – Be a leader and role model with a broad based and integrated business:**
  - o With the successful launch of private equity fund, Aditya Birla Financial Services ("ABFS") has built a prominent presence across a wide spectrum of the financial services space.
  - o Combined Assets under Management ("AUM") of ABFS grew by 42% to Rs. 82,140 Crore (~USD 18 billion[1]) and combined revenues[2] grew by 23% to Rs. 5,850 Crore (~USD 1.25 billion[1]).
  - o Aditya Birla Private Equity Fund – I closed at a size of Rs. 881 Crore.
- **Telecom – Building sustainable competitiveness while maintaining growth momentum:**
  - o With the launch of remaining seven services areas, Idea Cellular became a Pan India player.
  - o Amidst hyper competition, Idea increased its revenue market share during financial year 2009-10 from 11.7% to 12.6%, reflecting its competitive strength
  - o Idea added one third of its subscriber base in one year itself to reach 63.82 million subscribers.
  - o Idea won 3G spectrum in 11 service areas which contribute 80% of its existing 2G revenues.
- **IT-ITeS – Diversifying capabilities and building strong order book with a focus on bottom-line:**
  - o Aditya Birla Minacs acquired UK based 'Compass BPO Limited' and US based 'Bureau of Collection Recovery LLC' to strengthen its capabilities in fast growing Finance & Accounting and Accounts Receivables Management segments respectively.
  - o Besides building a strong sales pipeline of ~ USD 1 billion [Total Contract Value ("TCV")] and order book of ~USD 600 million (TCV), its unrelenting focus on cost rationalisation has improved earnings by over Rs. 100 Crore.
- **Fashion & Lifestyle – Capitalising on expanded retail space to achieve profitable growth:**
  - o Led by revenues growth and cost optimisation measures, the business turned EBITDA positive (before site closure costs) – A swing of more than Rs. 150 Crore over previous financial year.
- **Manufacturing – Capturing sector growth and realising full potential:**
  - o Combined together, manufacturing businesses posted highest ever EBITDA at Rs. 748 Crore achieving 29% year on year growth.
  - o To capture the power sector growth, the insulators manufacturing capacity was expanded by about 10,000 metric tonnes per annum ("MTPA") in April 2009 to reach a total capacity of 48,760 MTPA.

Note [1]: 1 USD = Rs. 45; 1 billion = 100 Crore

Note [2]: Excluding Investment Income / (Loss) on Policyholders' Funds


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- o The Greenfield Carbon Black capacity expansion at Patalganga by 85,000 MTPA was completed in May 2010 end to reach a total capacity of 315,000 MTPA. The Company is further planning to augment its carbon black manufacturing capacity by 85,000 MTPA at Patalganga in the second phase besides 85,000 MTPA expansion in the southern India.
- o The Company is also planning to expand its caustic soda capacity by 45,625 MTPA to reach a total capacity of 136,875 MTPA.

Continuous pursuit of strategic objectives as stated above coupled with focus on profitable growth across the businesses yielded encouraging results. The Company:

- Crossed consolidated net revenues of Rs. 15,000 Crore (~USD 3.5 billion).
- Achieved its highest ever consolidated EBITDA and Cash Profit.
- Turned positive at consolidated net profit level – Achieving a swing of about Rs. 600 Crore.
- Strengthened its balance sheet.

Consolidated Revenues

(Rs. Crore)

	2009-10	2008-09
Financial Services	**5,704**	**4,664**
Life Insurance (Premium Income)	5,293	4,414
Other Financial Services [1]	411	250
Telecom [2]	**3,331**	**2,892**
IT-ITeS	**1,530**	**1,777**
Fashion & Lifestyle [3]	**1,251**	**1,116**
Manufacturing [4]	**3,725**	**3,881**
Inter-segment Elimination	(35)	(14)
Net Revenues (Including other Operating Income)	**15,505**	**14,315**
Investment Income / (Loss) on Life Insurance Policyholders' Funds	4,003	(671)
Net Income from Operations	**19,508**	**13,645**

Consolidated net revenues grew year on year by 8% to Rs. 15,505 Crore. The Financial Services, Telecom and Fashion & Lifestyle businesses were the major contributors. Life Insurance business witnessed 20% rise in premium income. Revenues of other financial services businesses achieved 65% growth led by the Asset Management and the Broking businesses. Revenues growth in the Telecom business was driven by 48% rise in subscriber's base, however, average realised rate per minute remained under competitive pressure. In the IT-ITeS business, top-line remained under pressure due to lower business from few clients suffering slowdown. All the manufacturing businesses achieved good volumes growth, however, combined revenues marginally de-grew.

Note [1] : Other financial services include Asset Management, NBFC, Broking, Private Equity, Wealth Management and General Insurance Advisory businesses. Aditya Birla Nuvo Limited ("ABNL") acquired 76% stake in Aditya Birla Money Limited ("ABML"), the broking company w.e.f. 6th March 2009. Therefore, consolidated financial results of ABNL for 2008-09 include results of ABML from 6th March 2009 till 31st March 2009 only. Birla Sun Life Asset Management, being a 50:50 joint venture, is consolidated at 50%.

Note [2] : Idea Cellular is consolidated at 31.78% till 27th August 2008, 27.02% till 1st March 2010 and 25.38% thereafter. Spice results are consolidated with Idea at 41.09% as a joint venture since 16th October 2008 and as 100% subsidiary w.e.f. 1st March 2010.

Note [3] : Branded apparels and accessories.

Note [4] : Manufacturing businesses include Carbon Black, Agri-Business, Rayon, Insulators and Textiles.



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Consolidated Net Revenues Walk (Rs. Crore)
14315
+1040
+439
-247
+135
-155
-21
15505
2008-09
Financial Services
Telecom
IT-ITeS
Fashion & Lifestyle
Manufacturing
Elimination
2009-10

This was largely because peak input and fuel prices prevailing during part of the preceding financial year led to higher subsidies in the Agri-business during the previous year.

The significant rise in investment income on life insurance policyholders' funds reflects appreciation in the value of life insurance policyholders' investments, largely driven by an upturn in the equity markets during 2009-10. As a result, net income from operations grew considerably to Rs. 19,508 Crore.

Consolidated EBITDA almost doubled year on year to Rs. 1,686 Crore driven by improved profitability in the manufacturing businesses coupled with reduced losses in the Life Insurance, IT-ITeS and Fashion & Lifestyle businesses. Depreciation grew by 25% largely due to expansion in the Telecom business and consolidation of Spice results. Consolidated EBIT grew from Rs. 172 Crore to Rs. 820 Crore.

(Rs. Crore)

	2009-10	2008-09
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	**1,686**	**867**
Less : Depreciation and Amortisation	866	696
Earnings before Interest and Tax (EBIT)	**820**	**172**

Segmental EBIT as per Accounting Standard ("AS") — 17	2009-10	2008-09
Financial Services	**(337)**	**(639)**
Life Insurance	(425)	(687)
Other Financial Services	88	47
Telecom	**431**	**475**
IT-ITeS	**42**	**(64)**
Fashion & Lifestyle	**(81)**	**(229)**
Manufacturing	**628**	**465**
Segmental EBIT as per AS — 17	**684**	**9**
Add : Net of Unallocated Income / (Expenses)	(12)	(2)
Add : Finance Expenses of NBFC[1]	80	84
Add : Consolidated Interest Income (Excluding Interest Income of NBFC)[1]	68	80
Consolidated EBIT	**820**	**172**

Note In accordance with AS-17 on 'Segment Reporting', finance expenses of NBFC are reduced from segment EBIT, hence, added back to arrive at Consolidated EBIT. In accordance with AS-17, interest income (excluding interest income of NBFC) is not included in segment EBIT, hence, added back to arrive at Consolidated EBIT.




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Segmental EBIT Walk (Rs. Crore)
9
+302
-44
+106
+147
+163
684
2008-09
Financial Services
Telecom
IT-ITeS
Fashion & Lifestyle
Manufacturing
2009-10

Financial services business not only piloted the revenues growth but also led the EBIT walk. Increasing size of renewal premium and better expense management led to reduction of losses in the life insurance business. Asset Management and Broking businesses led the earnings growth of other financial services. Profitability in the Telecom business was subdued due to competitive pressure on realised rate per minute and launch of remaining seven service areas during the year. Thrust on cost rationalisation efforts drove turnaround at bottom-line in the IT-ITeS and the Fashion & Lifestyle businesses. Collectively, manufacturing businesses posted their highest ever profitability driven by earnings growth in the Carbon Black, Rayon and Textiles businesses.

(Rs. Crore)

	2009-10	2008-09
Earnings before Interest and Tax (EBIT)	**820**	**172**
Less : Interest Expenses	662	721
Less : Provision for Taxation (Net)	114	81
Less : Minority Interest / Share of (Profit)/Loss of Associates	(111)	(195)
Net Profit / (Loss) after Minority Interest	**155**	**(436)**


Consolidated Net Profit Walk (Rs. Crore)
-436
+648
+59
-33
-84
155
2008-09
EBIT
Interest Expenses
Tax
Minority Interest
2009-10


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Interest expenses decreased led by repayment of loans out of surplus funds in the Telecom business coupled with working capital rationalisation in the manufacturing businesses.

The Company posted consolidated net profit of Rs. 155 Crore against a consolidated net loss of Rs. 436 Crore incurred in the previous year. An eye on profitable growth across the businesses led the turnaround of about Rs. 600 Crore. This reflects the strength of a unique conglomerate like Aditya Birla Nuvo.

To meet its existing as well as future investment and capital expenditure requirements, the Company issued and allotted 18.5 million warrants to the Promoter Group Companies on a preferential basis in June 2009, on receipt of Rs. 250 Crore as 25% application money. The Promoter Group further infused Rs. 325 Crore (being balance 75% amount payable) on conversion of 8 million warrants into equity shares on 30th October, 2009. Thus, on aggregate basis, a sum of Rs. 575 Crore was received in 2009-10 out of total issue size of about Rs. 1,000 Crore.

Led by improved earnings and equity infusion by promoters, balance sheet has been strengthened. Consolidated net debt to EBITDA improved from 5.6 times to 3.1 times.

The business-wise performance and outlook follows.

Consolidated Balance Sheet (Rs. Crore)

	2009-10	2008-09
Net Worth	5,475	5,742
Total Debts	6,707	8,109
NBFC Borrowings	732	778
Minority Interest	186	179
Deferred Tax Liability (Net)	241	220
Capital Employed	13,340	15,028
Life Insurance Policyholders' Funds (Including Funds for Future Appropriation)	15,652	8,726
Total Liabilities	**28,992**	**23,754**
Net Block	6,988	6,672
Goodwill	2,892	3,423
Long Term Investments	219	219
Life Insurance Investments	16,130	9,168
Net Working Capital	1,300	1,005
Cash Surplus[1]	1,462	3,267
Total Assets	**28,992**	**23,754**
Book Value (Rs.)	531	604
Net Debt / EBITDA (x)	3.1	5.6
Net Debt / Equity (x)	1.0	0.8

Note : [1] Includes cash, cheques in hand, remittances in transit, balances with banks, fertilisers bonds and current investments.




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Financial Services (Aditya Birla Financial Services)

The financial services sector in India offers a strong growth potential driven by favourable demographics and high rate of household financial savings. The size of annual change in financial assets of household sector has just doubled in past five years from ~USD 84 billion in 2003-04 to ~USD 166 billion in 2008-09 *[Source : Reserve Bank of India ("RBI"), www.rbi.org.in]*. A large proportion of financial savings is being deployed in deposits, which offers a huge potential market size for financial services and products. A fast growing economy, large and young population, burgeoning middle class segment, lower penetration of financial services and products coupled with increasing awareness towards financial planning are the key drivers, which are expected to encourage the growth of savings, protection and investment products in India. The role of non-banking financial institutions in driving this growth is becoming increasingly significant. Currently, over 50% of total revenue pool of Indian financial services sector flows from non-banking space.

With a vision **to become a leader and role model in the financial services sector with a broad based and integrated business, Aditya Birla Financial Services** ("ABFS") has created a significant presence for itself in the non-bank financial services space. In each of its seven business verticals viz., life insurance, asset management, NBFC, private equity, wealth management and distribution, broking and general insurance advisory, ABFS is committed to strengthen its market positioning by building distribution reach, offering innovative products and services while delivering a unique customer service experience. Anchored by over 16,500 employees and trusted by about 5.5 million customers, ABFS has a nation-wide coverage through more than 1,550 branches and over 2 lacs channel partners. During the year, combined assets under management of ABFS grew by 42% to Rs. 82,140 Crore. Combined net revenues grew by 23% to Rs. 5,850 Crore. Net profit (excl. Life Insurance) has more than doubled.

Life Insurance (Birla Sun Life Insurance Company Ltd.) (Rs. Crore)

	2009-10	2008-09
Branches (Nos.)	632	600
Direct Selling Agents ('000)	170	166
Assets under Management ("AUM")	16,130	9,168
Individual First Year Premium	2,288	2,480
Group First Year Premium	672	341
First Year Premium	2,960	2,821
Renewal Premium	2,546	1,751
Premium Income (Gross)	5,506	4,572
Less : Reinsurance Ceded and Service Tax	(213)	(158)
Premium Income (Net)	5,293	4,414
Add : Investment Income/(Loss) on Policyholders' Funds	4,003	(671)
Net Income from Operations	9,296	3,744
Net Profit/(Loss)	(435)	(702)
Capital	2,450	2,000
ABNL's Investment	1,814	1,481


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Industry Overview

The Indian Life insurance industry currently comprises 22 private life insurers and one public sector insurer – Life Insurance Corporation of India. Life insurance industry has revived successfully out of the slowdown witnessed in the previous financial year 2008-09. The weighted new received premium (new business) of the industry surged by 28% to about Rs. 82,000 Crore in 2009-10 after de-growing by 3% in 2008-09. New business of private life insurers at about Rs. 35,000 Crore grew by 13% compared to 6% in the previous financial year *[Source: Insurance Regulatory and Development Authority ("IRDA"), www.irdaindia.org]*. About 80% of private sector's new business continues to be contributed by the top seven private life insurers including Birla Sun Life Insurance – indicating their dominance in the industry. With increased thrust on conservation of capital and profitability, top industry players opted to slowdown the growth in the distribution infrastructure and focused on higher productivity and efficiency for achieving growth.

Performance Review

Birla Sun Life Insurance ("BSLI") completed its 10th year of successful operations in a challenging external and uncertain regulatory environment. The IRDA guidelines on 'capping on charges' necessitated redesigning and launching new Unit Linked Insurance Products ("ULIP"). BSLI revamped its entire ULIP portfolio by building a competitive suite of products to balance the needs of customers, distributors and shareholders.

BSLI outperformed the private sector growth in the previous financial year 2008-09 with a 44% rise in new business and continued to outperform during the nine months ended 31st December 2009. However, a complete revamp of ULIP portfolio in December 2009 led to an expected impact on the sales during the fourth quarter. During 2009-10, new business premium income of BSLI grew by 5% to Rs. 2,960 Crore. It garnered 8.4% market share among private life insurers in terms of new business *(Source: IRDA)*.

The total premium income of BSLI grew by 20% to Rs. 5,506 Crore led by a robust growth of 45% in the renewal premium which was driven by high persistency levels. BSLI achieved 13th month persistency by annualised premium at ~85%. AUM has been scaled up by 76% to Rs. 16,130 Crore (~USD 3.6 billion).

BSLI took several steps to rationalise expenses across the operations to increase value to the customers without compromising on profit margins. As a result, expense ratio improved from 27% to 24%. Driven by declining expense ratio, increasing size of in-force business and improved product mix; net loss reduced from Rs. 702 Crore to Rs. 435 Crore. Capital requirement also reduced from Rs. 725 Crore to Rs. 450 Crore out of which Aditya Birla Nuvo contributed Rs. 333 Crore as its 74% share.

BSLI became the first Indian life insurance company to get the results, assumptions and methodology for preparing Embedded Value ("EV") and Value of New Business ("VNB") for the financial year 2008-09, peer reviewed by an international actuarial firm. The EV of BSLI is measured at Rs. 3,060 Crore as at 31st March, 2009 against capital of Rs. 2,000 Crore infused till that date. EV reflects the value of future profits embedded in the in-force policies written by the life insurance company. The VNB margin, a measure used for gauging profitability of new business stood at 20.3% for the financial year 2008-09.

With a clear focus on profitable growth, BSLI started the financial year with a thrust on driving higher productivity across the channels, growing alternate channel relationships, launching innovative products, delivering strong investment returns and superior service to the policyholders.

Direct Selling Agents channel continues to be the largest distribution channel for BSLI contributing 68% of its individual life business.




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Various initiatives were undertaken to improve productivity across the sales force by way of segmentation and structured training. BSLI continued to strengthen alternate channel relationships which grew from over 425 in March 2009 to over 600 in March 2010. Bancassurance channel contributed 15% and Corporate Agents and Brokers contributed 17% of its individual life business.

BSLI launched 11 new products including guaranteed ULIPs, over the counter products and highest NAV plans. Some of the new product suites include Saral Solutions, Dream Solutions and Titanium Plus.

BSLI continued to deliver superior investment returns to its policyholders with every fund beating the benchmark performance. BSLI achieved the distinction of attaining 'zero percent' claims outstanding ratio for a consecutive second year, that means, 100% of all the claims intimated during the year have been processed. This is a live example of its 'Customer First' approach and clearly speaks of the strong system and processes it has set in. The brand recall score of BSLI has improved from 84% to 93%.

Outlook

In an uncertain and volatile economic environment, last two years have been quite challenging for the life insurance industry in terms of new business growth and regulatory changes. This has given an opportunity to existing players to review and improve their operating models to drive higher efficiencies. There could be some challenges in the short term in terms of driving higher capacity utilisation, especially in the agency channel and change in the industry business model in light of the ongoing regulatory changes. However, in the long run, regulatory changes like capping on charges will make ULIPs more cost competitive and attractive for customers and will prove beneficial for the industry.

The outlook for Indian life insurance industry continues to be robust. The future growth will be strongly driven by factors like long term economic growth, lower penetration levels, growing middle class, younger working population, high saving rate and rising awareness among the population on the need for life insurance. The level of penetration, particularly in life insurance, tends to rise as income levels increase. The share of life insurance in deployment of annual financial household savings has doubled in past ten years from 11% in 1998-99 to 20% in 2008-09 *(Source : RBI)*.

BSLI is well positioned to capitalise on these opportunities with a vision to be in top 3 private players' league. It will continue to focus on improving persistency and maximising its in-force book through superior investment performance and customer service. While BSLI will continue to maintain leading edge on the ULIP platform, it is in advanced stages of expanding its non-ULIP portfolio, to augment its product offerings and safeguard against regulatory risks. It will continue to drive higher efficiencies in the areas of operations and across the distribution channels to achieve profitable growth. BSLI also plans to achieve excellence in the areas related to brand saliency, customer experience, risk management and compliance.

Asset Management (Birla Sun Life Asset Management Company Ltd.)

Industry Overview

The Indian mutual fund industry currently comprises 43 asset management companies including 16 foreign players/predominantly foreign joint ventures. The industry witnessed entry of 8 new players during 2009-10. The average AUM of the Indian mutual fund industry grew by 52% from Rs. 4,92,936 Crore (~USD 110 billion) in March 2009 to Rs. 7,47,525 Crore (~USD 166 billion) in March 2010, driven by higher inflows into liquid funds and mark-to-market gains in equity funds. Equity average AUM almost doubled from Rs. 1,12,995 Crore (~USD 25 billion) in


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March 2009 to Rs. 2,13,282 Crore (~USD 47 billion) in March 2010, backed by strong recovery in equity markets. Share of equity AUM in total industry AUM increased from 23% to 29%. Debt and liquid fund assets continue to contribute majority proportion of total industry AUM dominated by banks' and corporates' treasury investments *[Source : Association of Mutual Funds in India ("AMFI"), www.amfiindia.com]*.

In the recent past, the market regulator SEBI has introduced a number of initiatives and regulatory changes to safeguard and empower retail investors. Among important regulatory developments, SEBI introduced no load regime where by entry load on mutual funds was removed w.e.f. 1st August 2009. Consequently, industry faced significant equity redemption and net equity sales de-grew from Rs. 4,084 Crore in 2008-09 to Rs. 1,456 Crore in 2009-10 *(Source : AMFI)*.

Performance Review

Birla Sun Life Asset Management Company ("BSAMC") completed 15 years journey of continued wealth creation. It ranked 5th with 8.3% market share as on 31st March 2010 *(Source: AMFI)*.

The total average AUM of BSAMC surged by 34% from Rs. 48,649 Crore to Rs. 65,130 Crore (~USD 14.5 billion). About half of the increase in the AUM in absolute terms was contributed by growth in equity AUM.

Average equity AUM (including offshore) more than doubled to Rs. 13,470 Crore, led by higher net sales and strong fund performance. BSAMC achieved highest growth rate in terms of domestic average equity AUM among the top five players. It garnered domestic equity net sales of over Rs. 2,041 Crore to rank among the top three equity mobilisers during the year. For industry, mark to market gain contributed to 98% of growth in average equity AUM while only less than 2% growth coming from equity net sales. For BSAMC, more than 32% of growth in domestic average equity AUM was contributed by equity net sales. BSAMC'S share in industry's average equity AUM grew from 4.1% in March 2009 to 5.2% in March 2010.

(Rs. Crore)

	2009-10	2008-09
Branches (Nos.)	109	115
Investor Folios (In Millions)	2.5	2.3
Financial Advisors ('000)	32	29
Average Assets under Management		
Equity	11,051	4,607
Debt and Liquid	51,293	42,489
Domestic	62,343	47,096
Offshore (All Equity)	2,420	1,265
PMS	367	287
Total	65,130	48,649
Net Income from Operations	293	178
EBIT	70	16
Net Profit	48	8
Net Worth	141	92


A landscape lit by millions of smiles

Increase in high margin assets like equity, PMS and offshore coupled with better expenses management has helped BSAMC in delivering excellent financial performance. Net income from operations grew by 65% to Rs. 293 Crore. Net profit grew from Rs. 8 Crore to Rs. 48 Crore.

BSAMC has a strong distribution network with 109 branches and over 32,000 financial advisors as on 31st March 2010. The investor's base grew from 2.3 million folios to 2.5 million folios. Live SIPs grew year on year by 47%.

BSAMC recorded the highest number of funds in 4 and 5 star categories across the industry throughout the year reflecting its strong investment performance. According to Lipper Global Data, 'Birla Sun Life Tax Relief '96' was awarded as the 'World's best performing equity fund' for the period September, 1996 to September, 2009 among 3006 eligible equity funds. BSAMC was adjudged as the 'Best Wealth Creator – Best Mutual Fund House' and 'Best Wealth Creator – Best Debt Fund House' by Outlook Money – NDTV Profit in October, 2009. It was also adjudged as best 'Onshore Fund House India, 2009' by Asian Investor Magazine. It was also awarded 'Asset management Company of the Year – 2009' by The Asset, Hong Kong.

Outlook

Mutual fund AUM as percentage of GDP at ~13% is very low in India compared to 50%-90% in the developed countries *(Source : AMFI, RBI, Investment Company Institute – US)*. Currently, only ~5% of Indian population invests in mutual fund. Indian mutual fund industry is expected to grow by 15%-25% from 2010 to 2015, backed by growth drivers such as lower penetration, long term economic growth, increase in retail participation with preference for mutual funds over asset classes perceived to be more risky, rising disposable incomes and savings, favourable demographics *(Source: CII Mutual Fund Summit)*. Moreover, the mutual fund players are increasingly focusing on the high margin and alternate assets such as PMS, real estate and offshore.

BSAMC aspires to be among the top 3 players league with a focus on increasing share of high margin and alternate assets like equity, PMS, real estate and offshore funds. BSAMC will continue to augment relationships across channels besides launching innovative products, optimising costs, building a strong retail customer franchise and enhancing brand loyalty through consistent returns as well as superior customer service.

NBFC (Aditya Birla Finance Ltd., formerly known as Birla Global Finance Company Ltd.)

Industry Overview

Demand for credit in a developing country like India is huge and traditional financial institutions like banks are often not able to meet the overall demand. There NBFCs play an important role. Credit growth in India has been robust at a CAGR of 28% from 2004-05 to 2008-09. NBFCs have around 12% share in overall credit outstanding of ~USD 850 billion (March 2010 – Estimate) in India *(Source : RBI)*.

In the previous financial year 2008-09, most NBFCs had slowed down growth and curtailed exposure as a risk mitigation against the general slowdown in financial markets and liquidity crisis, IPO financing market had also dried up due to sharp volatility in the equity markets. However, in 2009-10, market conditions have improved and most of the NBFCs again scaled up the book size.

Performance Review

Aditya Birla Finance ("ABFL") is one of the leading players in the Loan against Securities, IPO financing and Corporate bill discounting segments. ABFL not only absorbed the effects of challenging environment in 2008-09 by proactive reduction of exposure, but also overcome the same and emerged strong in 2009-10 by re-aligning, re-structuring and


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re-engineering its business policies and plans. Loan against securities portfolio more than doubled in 2009-10 compared to the previous year. It also disbursed more than Rs. 1,500 Crore for IPO financing. It also introduced new products like Loan against Share Individual, ESOP Financing, Bond Financing etc. to cater to the needs of different customer segments.

(Rs. Crore)

	2009-10	2008-09
Net Income from Operations	73	120
EBIT	46	44
Net Profit	30	30
Net Worth	235	211

Net income from operations decreased from Rs. 120 Crore to Rs. 73 Crore since in later half of the previous financial year 2008-09, exposure was cautiously reduced to manage downturn in the financial markets. Surplus funds were judiciously invested and net profit was maintained at Rs. 30 Crore.

ABFL's short term debt programme has been assigned a rating of 'A1+' by the rating agency ICRA -- the highest credit quality rating assigned by the agency to short-term debt instruments. Instruments rated in this category carry the lowest credit risk in the short term.

Outlook

Credit penetration in India at ~60% of GDP is lower compared to other emerging and developed economies. Credit outstanding is expected to grow at a CAGR of ~20% for next three years *(Source : RBI)*. This coupled with Government's move in the Union Budget to give banking licenses to NBFC poses significant growth opportunities for NBFCs.

ABFL aspires to be a significant player and aims to expand its asset book by extending offerings and leveraging Aditya Birla Group's large ecosystem for SME funding.

Private Equity (Aditya Birla Private Equity)

Industry Overview

Despite the global economic environment and capital market conditions improving gradually during the year under review, the private equity investments in India (excluding real estate investments) could touch only USD 3.8 billion in the calendar year 2009 as against the peak level of USD 14 billion in the calendar year 2007 and USD 10.5 billion in the calendar year 2008 *(Source: Venture Intelligence)*.

Performance Review

Aditya Birla Private Equity successfully launched its maiden fund 'Aditya Birla Private Equity – Fund-I', notwithstanding the challenges of weak fund raising environment globally and increasing competition in India with increasing number of players starting to offer private equity funds. Various institutional investors and HNIs showed confidence in the fund and it closed at a size of ~ Rs. 881 Crore (including 20% sponsor's commitment) well above planned commitments of Rs. 500 Crore. The fund proposes to target substantial minority stakes, while investing primarily in unlisted, mid-cap, high-growth, India-centric companies and is sector-agnostic.

Outlook

Though the fund raising by private equity funds is yet to revert to the peak levels, there is a huge opportunity in the private equity space in India, driven by long term growth potential of Indian industry, rising disposable income and growing participation of high net-worth individuals, mature and liquid financial markets coupled with conducive government policies for private investment.

Aditya Birla Private Equity is well positioned to tap this opportunity backed by strong investment management team and salient parentage brand of the Aditya Birla Group.






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ADITYA BIRLA GROUP

Broking (Aditya Birla Money Ltd., formerly known as Apollo Sindhoori Capital Investments Ltd.)

Industry Overview

Indian retail broking industry is highly competitive and fragmented comprising of several broking players with top five players contributing to only ~16% of equity broking market size. Indian retail broking sector has witnessed excellent growth in recent past. Indian Cash market and derivatives market grew at a CAGR of ~18% and ~32% respectively in the past four years. During the same period, Depository Participant accounts grew at a CAGR of ~19% and commodity segment at ~35%. *[Source : National Stock Exchange of India Ltd. ("NSE"), Bombay Stock Exchange Ltd. ("BSE"), Multi Commodity Exchange of India Ltd. ("MCX"), National Commodity & Derivatives Exchange Ltd. ("NCDEX")]*

The financial year 2009-10 has been an outstanding year for the Indian equity markets. Sensex, the benchmark index of BSE, rallied 77% and S&P CNX Nifty, the benchmark index of NSE, surged by 74%, making India one of the best performing equity markets globally. Total Cash and Futures & Options volumes at NSE and BSE, combined together, surged by 54% to over USD 5 trillion. The combined commodities volumes recorded in both MCX and NCDEX increased by 43% to ~USD 1.6 trillion.

(Rs. Crore)

	2009-10	2008-09
Net Income from Operations	112	83
EBIT	21	4
Net Profit	13	1
Net Worth	57	45

Note : Consolidated financials including wholly owned subsidiary Aditya Birla Commodities Broking Ltd.

Performance Review

Aditya Birla Nuvo acquired Apollo Sindhoori Capital Investments Ltd. in March 2009 and re-branded it as Aditya Birla Money Ltd. ("ABML"). The key task was to stabilise the business, rationalise costs, bring operating efficiencies and get the business back on a track of sustained profits, which was successfully achieved as is reflected in the financial performance.

Its net income from operations increased from Rs. 83 Crore to Rs. 112 Crore supported by 55% rise in equity broking volumes and 45% rise in commodity broking volumes. Its net profit increased from Rs. 1 Crore to Rs. 13 Crore. The number of clients increased from 1.96 lacs in March 2009 to over 2.2 lacs in March 2010. ABML has a strong nation-wide network of more than 230 own and 550 franchise branches spread across more than 150 cities.

Outlook

Currently, only ~6% of household financial savings are invested in equity in India compared to 10%-30% in developed countries. This under penetration translates into a huge opportunity for retail broking sector given the positive long term outlook for India's equity markets.

Going forward, ABML will focus on strengthening the five pillars of business – Brand, Product, Distribution, Operations, Service and People – in a sustained manner. It also plans to augment its research and product offerings to match the best in the industry. It will increase its footprint mainly through business partners. Additional branches are being added predominantly in Western and Northern India which represent a large opportunity for broking.

Wealth Management and Distribution (Aditya Birla Money Mart Ltd., formerly known as Birla Sun Life Distribution Company Ltd.)

Industry Overview

Mutual fund distribution is still a fragmented industry with top 40 distributors contributing only



37% of the Industry AUM. During the year, the market regulator SEBI implemented some significant policy changes in the mutual fund distribution space. In order to empower investor through transparency in payment of commission and load structure, SEBI abolished the payment of entry load for all Mutual Fund Schemes w.e.f. August 1, 2009. This impacted the margins of mutual fund distribution industry in 2009-10. Distributors are looking to change their business model and move from transaction based business model to advisory business model. Distributors are also looking to increase their basket of services by moving to alternate assets like structured products, private equity, real estate etc

Performance Review

In the wake of above dynamic regulatory changes witnessed during the year, Aditya Birla Money Mart ("ABMM") diversified its offerings and product portfolio to increase the customer base and mitigate the impact on mutual fund distribution segment. The new product offerings encompassed investment solutions such as private equity, Gold SIP, alternative investments, structured products and real estate broking services. It also launched online platform 'MF Insta-Invest' enabling the customers to transact mutual fund through online mode.

This has helped ABMM to safeguard its revenues even after removal of entry load. Its net income from operations increased from Rs. 24 Crore to Rs. 59 Crore However, bottom-line was strained due to business building costs viz., investment in the people, process and technology related infrastructure coupled with reduction in margins due to removal of entry load. Its net loss marginally grew from Rs. 11 Crore to Rs. 12 Crore.

The assets under advisory grew by 72% from Rs. 9,525 Crore to Rs. 16,387 Crore. During the year, ABMM mobilised funds aggregating more than USD 75 billion under different asset classes. ABMM has a strong nation-wide presence through 37 branches and over 7,000 channel partners serving more than 2.5 lacs customers.

ABMM became the second largest corporate distributor of mutual funds in India in terms of assets under advisory. It also became the largest distributor for Aditya Birla Private Equity Fund–I launched during the year and the third largest corporate agent for Birla Sun Life Insurance.

Outlook

The long term outlook for the wealth management sector portends well with the increasing preference towards investment with the help of professional advisors coupled with high financial savings.

ABMM's thrust will be to provide quality financial planning to its clients through product innovation and technology support. It will also focus on expanding its offerings to diversify its product portfolio besides deriving synergies with other Aditya Birla Financial Services verticals.

General Insurance Advisory (Birla Insurance Advisory and Broking Services Ltd.)

Industry Overview

The General Insurance industry premium grew by 13% in 2009-10 over the previous financial year. The financial year 2009-10 witnessed hardening of prices in the health insurance segment towards the end. In view of the adverse loss experience, the insurance companies also capped brokerage on health insurance at 7.5%.

Performance Review

Supported by the reinsurance and retail broking segments, net income from operations of Birla Insurance Advisory and Broking Services Limited grew by 25% from Rs. 16 Crore to Rs. 21 Crore. Profitability was lower due to capping of health insurance brokerage. Net profit de-grew from Rs. 5 Crore to Rs. 4 Crore.

Outlook

In 2010-11, the general insurance industry is expected to grow by more than 15%. Improved economic outlook is also likely to boost growth in general insurance premium. However, margins for general insurance brokers may remain under pressure due to hardening of rates following higher losses incurred by insurance companies and restrictions imposed by the reinsurers.

Telecom (Idea Cellular Ltd.)

Industry Overview

During the last 15 months, the number of operators has jumped as licenses obtained during the telecom bubble days in 2007 got converted into live operations. The consequent over-capacity and hyper competition led to tariff war. To grab market share, new launches offered subscription at throw away prices loaded with free talk time. This led to use and throw phenomenon of new SIM cards. Introduction of per-second billing even worsen the situation. Consequently, though wireless subscribers' base grew by 49% from 392 million to 584 million in 2009-10, national mobility sector revenue growth for the calendar year 2009 contracted to 12% (after normalisation for Interconnection Usage Charges) compared to 22% growth in the earlier year. *[Source : Telecom Regulatory Authority of India ("TRAI"), www.trai.gov.in].*

Performance Review

Idea Cellular became a Pan India player with the launch of operations in remaining seven service areas i.e. Orissa, Tamil Nadu & Chennai, Jammu & Kashmir, West Bengal, Kolkata, Assam and North East. It added its highest ever yearly net adds to reach 63.82 million subscribers from 43.02 million a year ago. Spice Communications was merged with Idea w.e.f. 1st March 2010.

Idea ranks 3rd in terms of revenue market share which grew from 11.7% in the fourth quarter of 2008-09 to 12.6% in the fourth quarter of 2009-10, amidst hyper competition. It ranks 2nd with ~20.6% revenues market share in 9 service areas where it holds 900MHz spectrum. Industry derives ~48% of its gross revenues from these 9 out of total 22 service areas *(Source : Gross revenues for UAS and Mobile license only, as released by TRAI)*. Idea holds 16% stake in the world's largest tower company, Indus Towers, a joint venture with Bharti Infratel Ltd. and Vodafone Essar Ltd.

(Rs. Crore)

	2009-10	2008-09
Subscribers (Nos. in Million)	63.82	43.02
Net Income from Operations	12,398	10,131
EBITDA	3,621	3,051
EBIT	1,606	1,648
Net Profit	954	882
Cash Surplus	1,420	5,132
Net Worth	11,372	13,265
Total Debt	7,859	8,912
Capital Employed	19,232	22,178
ROACE (%)	8%	10%
ABNL's Investment	2,356	2,356
ABNL's shareholding in *Idea at the year end (%)*	25.38%	27.02%

Idea registered a 22% upsurge in revenues from Rs. 10,131 Crore to Rs. 12,398 Crore. Cash profit grew by 32% to Rs. 3,090 Crore. Net profit grew from Rs. 882 Crore to Rs. 954 Crore even after absorbing a drop of 23% in average *realised rate per minute due to competitive* pressure and the gestating impact of seven new service areas launched during the year.

Net Debt to Equity stands at 0.6 and Net Debt to EBITDA stands at 1.8 as on 31st March, 2010 reflecting a strong balance sheet.

In the recently concluded 3G auction, Idea won 3G spectrum in 11 service areas, which cover ~80% of its existing 2G revenues. These eleven service areas account for ~ 49% of Industry's


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all India revenues. Ideas ranks 1st or 2nd in seven out of these eleven service areas. The total payment made for the 3G spectrum was Rs. 5,769 Crore which was lowest among the major operators.

Outlook

The business models of most of the telecom operators are facing the stress test from an overcapacity led hyper-competition. With most of the new operators operating at tariffs lower than the cost, these operations are unsustainable in the long run and eventually, sector consolidation looks inevitable. In the long run, prospects of the Indian telecom industry looks positive in the light of lower tele-density and lower penetration of value added services. With the roll of 3G operations, usage of value added services is expected to increase multi-fold.

Idea's service area specific strategy, its improving capacity utilisation, its sophisticated management processes supported by a power brand, underscore Idea's ability to ride out the rough times, and to emerge competitively enhanced once the phase of overcapacity and hyper competition draws to its inevitable close.

IT-ITeS

ITeS (Aditya Birla Minacs Worldwide Ltd.)

Industry Overview

The global ITeS industry has also been affected by the recessionary situation. Whilst business volumes declined due to customer business and rate reductions, overall global ITeS is estimated to have grown by 4%-5% in 2009. There were fewer new deals in the markets and the trend has been that a significant share of these contracts insisted that the jobs be retained in the home country. Most clients asked for and negotiated prices downwards on existing contracts. Most of the companies have looked at the recession and its aftermath as an opportunity to optimise costs and contain attrition.

Performance Review

With a track record of over 28 years, Aditya Birla Minacs provides business solutions across the clients' value chains. Its portfolio span across their customer lifecycle management processes, from marketing solutions, to sales and order management, technical, product and channel support, customer care and loyalty processes, and to collections outsourcing. Minacs also delivers enterprise services supporting finance and accounting, procurement, and IT requirements of its clients – along with its IT services unit, Aditya Birla Minacs IT Services Ltd. Aditya Birla Minacs ranks among the top 10 Indian ITeS companies by revenues size.

Aditya Birla Minacs continued augmenting capabilities, building strong order book with a sharp focus on bottom-line. To diversify and strengthen its business solutions capabilities, it acquired Compass BPO Ltd., a leading UK based pure play end-to-end Finance and Accounting ("F&A") service provider in March 2010 and Bureau of Collection Recovery LLC ("BCR"), a leading US based accounts receivables management company in June 2010. Compass has 10 years of domain expertise and has been ranked among the top 15 upcoming F&A players *(Source : Gartner)*. BCR has 25 years of domain expertise in the US credit industry.

(Rs. Crore)

	2009-10	2008-09
Operating Seats (Nos.)	9,916	8,326
Employees (Nos.)	14,724	11,621
Net Income from Operations	1,467	1,687
North America[1]	1,238	1,445
Asia Pacific[2]	229	242
EBITDA	90	5
EBIT	30	(61)
Net Profit/(Loss)	(23)	(121)

Note [1]: Represents revenues from delivery centres located in Canada, Unites States and Europe.

Note [2]: Represents revenues from delivery centres located in India and the Philippines.

Aditya Birla Minacs witnessed de-growth in the top-line due to the weak order flow from few clients suffering slowdown. However, during the year, it has built a strong sales pipeline of ~USD 1 billion (TCV) and order book of ~USD 600 million, which will benefit going forward.

Aditya Birla Minacs serves more than 80 clients located mainly in US, Canada, Europe and India with revenues mix of 77%, 13%, 6% and 4% respectively. It is working continuously on de-risking its business and as a result, the revenues contribution from the top 5 clients reduced from 69% in 2008-09 to 63% in 2009-10. Its revenues mix by verticals (a) Manufacturing, (b) TIME (Telecom, Technology Infrastructure, Media and Entertainment), (c) Banking and Financial Services and (d) Insurance and Healthcare is 53%, 31%, 15% and 1% respectively.

Aditya Birla Minacs has 29 delivery locations in Canada, US, Europe, India and the Philippines. It scaled up its operating capacities by adding about 2,000 seats and more than 3,000 employees to reach a total of 9,916 seats and more than 14,724 employees as on 31st March, 2010.

Aditya Birla Minacs has undertaken various initiatives to mitigate the impact of slowdown and improve operating efficiencies. Towards sites rationalisation, three sites were consolidated in 2008-09 and one in 2009-10 by shifting their business to more cost effectives sites.

Supported by cost control initiatives, business remained positive at cash profit level throughout the year. EBITDA margin improved by 600 basis points over the previous financial year. Net loss reduced significantly from Rs. 121 Crore to Rs. 23 Crore.

Aditya Birla Minacs strengthened its balance sheet by issuing zero-coupon Compulsory Convertible Debentures for Rs. 250 Crore which were used to repay loans, acquire Compass and for capital expenditure.

IT Services (Aditya Birla Minacs IT Services Ltd., formerly known as PSI Data Systems Ltd.)

After getting requisite approval from the shareholders, PSI Data Systems Ltd. was de-listed from BSE w.e.f. 6th April 2009 and re-branded as Aditya Birla Minacs IT Services Ltd. As on 31st March 2010, Aditya Birla Nuvo held 82.92% stake in it, directly and indirectly through a wholly owned subsidiary.

The IT services business posted an improved performance. While its net income from operations remained flat at Rs. 94 Crore, it posted net profit at Rs. 10 Crore in 2009-10 vis-à-vis loss of Rs. 7 Crore incurred in 2008-09.

Outlook

The global ITeS industry is expected to witness a robust growth of around 6%-7%. Current penetration levels, for both, Indian exports and domestic ITeS markets are extremely low. Increased outsourcing, even in low cost economies, is a testimony that clients prefer to outsource what is not vital to their businesses and are looking at vendors for their domain and process expertise - not just for cost benefits. India is a great example of this trend, as the domestic ITeS industry is expected to grow by an estimated 15%-20% in 2010-11. Over the next decade, majority of growth across the globe, is expected to come from currently untapped/non-core markets such as healthcare, public sector, media, utilities etc. This huge incremental growth opportunity will favour a global business solutions delivery model vis-à-vis current offshore mindset.

Aditya Birla Minacs will continue to meet customers' expectations with a thrust on excellence in execution. It will focus on achieving profitability by building a robust sales pipeline, improving seats utilisation, off-shoring support functions to low cost locations, increasing share of high margin KPO segment and reduction in overheads. Its global footprint, its capabilities


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in multiple industry verticals, its culturally diverse and knowledgeable workforce, and its partnership model that works to support its clients' business results are strategic assets which it will leverage in the emerging post-recession global market.

Fashion & Lifestyle (Madura Garments)

Industry Overview

Apparel industry has shown signs of recovery in the second half of 2009-10. Like-to-like growth numbers are now improving with better economic conditions and higher consumer discretionary spends. Industry is reassessing its position and looking for expansion, however, luxury brands are still cautious. Apparel players are focusing on exploring new opportunities in fast growing segments like casual wear, denim and value fashion. Growth in US and Europe has been near stagnant and the global brands are evaluating expansion outside their home markets into growing markets like India and China.

Performance Review

Madura Garments represents the Fashion & Lifestyle business of the Company. It is the largest premium branded apparel player in India. Its premium brands – Louis Philippe, Van Heusen, Allen Solly and its mass brand – Peter England, are leaders in respective categories. It also retails international apparel and accessory brands viz., Armani Collezioni, Hugo Boss, Versace Collection, Adidas, Puma, Samsonite and many more under the brand 'The Collective'. It caters to menswear, womenswear and kidswear segments under family store format 'PEOPLE'. It also manufactures and exports apparels on a contract basis for global brands. It also has a strategic distribution tie up with leading international brand Esprit.

Madura Garments retails branded apparels and accessories through 396 exclusive brand outlets spanning across 8.2 lacs square feet. The retail channel contributes about 50% of the revenues from the branded apparel segment. It also reaches customers through about 100 departmental stores and more than 1,000 multi brand outlets.

(Rs. Crore)

	2009-10	2008-09
Net Income from Operations	1,251	1,116
EBITDA[1]	7	(154)
EBIT	(81)	(229)
Capital Employed	549	679

Note[1]: Before store closure costs of Rs. 11 Crore in 2009-10 vis-à-vis Rs. 4 Crore in 2008-09.

Net income from operations of Madura Garments grew by 12% year on year, supported by a 15% sales growth from retail channel. The branded apparels segment contributed more than 85% of total revenues while the contract exports segment contributed the balance.

The business turned EBITDA positive (before store closure costs) during the year. Focus on rent re-negotiation, manpower rationalisation, exit from unviable stores, overheads reduction and rightsizing measures led to an improvement of more than Rs. 150 Crore in EBITDA and savings of about Rs. 75 Crore in the working capital requirements.

The business has been restructured w.e.f. 1st January 2010 to derive operational synergies.

Outlook

The outlook for domestic apparel and accessories industry remains positive in view of favourable demographics viz., rising disposable income levels, burgeoning aspiring middle class segment, large young population etc., which will drive demand going forward. Expected population shift towards higher income classes will further promote consumerism and higher spend on apparel. Domestic apparel market is expected to grow from USD 26 billion in 2009 to USD 37 billion in 2014.



VANHEUSEN
www.vanheusenindia.com


www.vanheusenindia.com
VAN HEUSEN

The Fashion & Lifestyle business of the Company will leverage its expanded retail channel to achieve improved sales per square feet. The business is also focusing on achieving cost efficiencies through exiting from unviable stores, manpower rationalisation, increasing supply chain management efficiency, reducing overheads and better working capital management. Besides this, new store openings will be re-aligned to match the demand scenario.

Manufacturing Businesses

The manufacturing businesses of the Company comprise Carbon Black, Agri-business, Insulators, Rayon and Textiles. All the manufacturing businesses are among the leaders in their respective sectors in terms of size as well as margins. They have an outstanding track record of consistently generating strong cash flows, operating margins and return on capital employed.

Collectively, they have posted their highest ever EBITDA at Rs. 748 Crore vis-à-vis Rs. 578 Crore in the previous year – a year on year growth of 29%. They have also achieved the highest ever operating margin at 20% and return on average capital employed ("ROACE") at 27%.

Carbon Black (Hi-Tech Carbon)

Industry Overview

Carbon Black is a black powder which is used to provide tensile strength and abrasion resistance to rubber. The tyre industry accounts for about 65% of carbon black demand in India. It constitutes ~28% of tyre by weight. The demand for carbon black is largely linked to the demand scenario in the tyre industry. Indian tyre industry achieved 15% year on year growth during April 2009 to February 2010 led by revival in demand from the domestic auto sector coupled with good replacement demand. To tap buoyant demand from tyre sector, domestic carbon black manufacturer Phillips Carbon Black Ltd. ("PCBL") expanded its capacity by 90,000 MTPA and Himadri Chemicals and Industries Limited by 50,000 MTPA during the year. Hi-Tech Carbon, the carbon black business of the Company, has also expanded its capacity by 85,000 MTPA recently in May 2010 end. PCBL and Hi-Tech Carbon are the leaders accounting for ~42% and ~38% of total production in India during 2009-10.

Performance Review

Hi-Tech Carbon, the second largest manufacturer in India, achieved 13% increase in sales volumes. However, realisation was lower by 8% reflecting movement in raw material [Carbon Black Feed Stock ("CBFS")] prices in line with crude oil prices. Net income from operations grew by 6% to Rs. 1,161 Crore.

(Rs. Crore)

	2009-10	2008-09
Capacity (MTPA)	230,000	230,000
Production (MT)	233,370	202,076
Sales Volumes (MT)	230,195	203,827
Realisation (Rs./MT)	46,824	51,117
Net Income from Operations	1,161	1,096
EBITDA	253	50
EBIT	227	25
Capital Employed	942	753
ROACE (%)	27%	3%

EBITDA of Hi-tech Carbon grew from Rs. 50 Crore to Rs. 253 Crore supported by higher sales volumes and energy sales. Higher profitability during part of the year is reflective more of one time input price advantage. Revenues from sale of power and steam grew from Rs. 43 Crore to Rs. 73 Crore. The business posted ROACE of 27%. During previous financial year 2008-09, profitability was impacted due to consumption of high priced CBFS and lower sales volumes given the demand slowdown in auto/tyre sector.

Power plant of 10 MW capacity has been commissioned in March 2010 at Renukoot.


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Power plant of 23 MW capacity has also been set up at Patalganga in May 2010 end along with the Greenfield expansion. This has increased the total Carbon Black capacity from 230,000 MTPA to 315,000 MTPA and installed power plant capacity to ~75 MW.

Hi-Tech Carbon is planning to augment its capacity further by 85,000 MTPA at Patalganga in the second phase besides 85,000 MTPA expansion in the Southern India.

Outlook

The demand from the tyre industry is expected to grow by 13%-14% on account of continued recovery in demand from auto industry and improvement in the replacement market which accounts for 60%-70% of overall tyre demand. Many new projects have been announced by leading domestic and international tyre manufacturers such as Michelin, MRF, JK tyres and Apollo in southern India over next two years. Government has also imposed anti-dumping duty ranging from USD 84 per MT to USD 423 per MT on import of carbon black from various countries to support domestic carbon black industry.

With its planned 170,000 MT capacity expansion, Hi-tech Carbon is well positioned to tap the demand growth and improve its market share.

Agri-business (Indo-Gulf Fertilisers)

Industry Overview

The Indian agricultural sector registered a growth of 0.2% in 2009-10 as against a growth of 1.6% in 2008-09 as a consequence of sub-normal rainfall. While Kharif season saw drop in production of key crops like rice and oilseeds due to scanty rainfall, Rabi season witnessed an increase in the sowing of wheat and maize crops with favourable weather condition. The demand for Agricultural inputs viz., Fertilisers, Seeds and Agro-chemicals, was under pressure in Kharif, but got picked up in Rabi. The overall Urea consumption remained flat at 26.5 million MT in 2009-10. Imports accounted for more than 20% of total domestic consumption of urea. The Government of India has announced Nutrient Based Subsidy policy for all fertilisers w.e.f. 1st April 2010 in which the retail price of Urea was increased from Rs. 4,830 per MT to Rs. 5,310 per MT *(Source: Department of Fertilizers)*.

(Rs. Crore)

	2009-10	2008-09
Re-assessed Capacity (MTPA)	864,600	864,600
Urea Production (MT)	1,097,705	1,069,691
Urea Sales (MT)	1,105,715	1,072,891
Net Income from Operations	1,022	1,250
Urea	968	1,135
Agri-products Trading	53	115
EBITDA	155	228
EBIT	136	210
Capital Employed	300	587
ROACE (%)	31%	38%

Performance Review

Indo-Gulf fertilisers, the agri-business of the Company, achieved its highest ever production and sales volumes led by higher per day productivity. Neem-coated urea, which fetches higher realisation by Rs. 241.5 per MT, accounted for 20% of total production as maximum permitted by the government regulations. Indo-Gulf was also conferred Runners up Award for Best Production performance of Nitrogenous Fertiliser–2009 from Fertiliser Association of India.

Net income from operations de-grew by 18% despite higher sales volumes mainly because higher input/fuel (Natural Gas/Naphtha) prices prevailing during the previous financial year 2008-09 were reflected in higher subsidies in the last year. Revenues were also lower to the extent of lower subsidy arrears received in 2009-10 and lower revenue from agri-products trading.

EBITDA de-grew to Rs. 155 Crore largely to the extent of lower subsidy arrears and lower Import Parity Price ("IPP") linked incentive accrued in 2009-10 compared to the previous year. Indo-Gulf earned Rs. 3 Crore from sale of carbon credits. It posted ROACE of 31%.

'Birla Shaktiman' Urea continues to maintain its leadership position among the private players in the target markets of Uttar Pradesh, Bihar, Jharkhand and West Bengal with a market share between 10%-20% *(Source: Department of Fertilizers)*. Indo-Gulf also markets seeds and agro-chemicals in an effort to provide complete agri-solutions to the farmers. Indo-Gulf ranks second best among the Indian fertiliser plants and best among the same vintage fertiliser plants in terms of specific energy consumption, a key cost driver for the fertilisers business.

Outlook

The per hectare consumption of fertilisers in nutrient terms has increased from 106 Kg. in 2005-06 to 129 Kg. in 2008-09 but it is still lower as compared to other countries like China and US *(Source: Indian economic survey 2009-10)*. The marginal productivity of soil also remains a challenge. This requires increased and proper use of N-P-K (Nitrogen-Phosphorus-Potassium) application based on soil analysis. Besides, the recent government policies intend to encourage indigenous production and reduce subsidy burden by decreasing imports. The outlook for the fertilisers industry continues to be positive.

In the Nutrient Based Subsidy policy, recently announced by the Government, all the fertilisers other than Urea have been decontrolled. This change involves shifting from a fixed retail price and variable subsidy mechanism to a fixed subsidy and variable retail price system. This is a path breaking move, which will enable the industry to offer value added customised products to the Indian farmers, to meet their total nutrient needs in a balanced manner.

Indo-Gulf is evaluating viability of setting up a manufacturing facility for producing the customised fertilisers. Indo-Gulf has a unique geographical advantage of being based in the Indo-gangetic plains. With a strong brand equity and market reach, it is well positioned to capture an increasing share of this growing market.

Rayon (Indian Rayon)

Industry Overview

Indian Viscose Filament Yarn industry witnessed a production of 42,678 MT in 2009-10 which remained flat compared to the previous financial year 2008-09. Out of total sales volumes of 42,401 MT, about 13% was exported. With the lower wood-pulp and sulphur prices during 2009-10, the margins of VFY manufacturers improved. Century Textiles and Industries Limited is the largest manufacture in India with 42% production share in 2009-10, followed by Indian Rayon, the VFY business of the Company, with 39% production share. For the fifth year in a row, Indian Rayon became the largest VFY exporter from India with 47% share in exports in 2009-10.

(Rs. Crore)

	2009-10	2008-09
VFY Capacity (MTPA)	16,400	16,400
VFY Production (MT)	16,759	16,625
VFY Sales Volumes (MT)	16,616	16,792
VFY Realisation (Rs./Kg.)	223	204
Caustic Soda Capacity (MTPA)	91,250	91,250
Caustic Soda Production (MT)	88,250	78,574
Caustic Soda Sales Volumes (MT)	88,897	77,590
ECU Realisation (Rs./MT.)	18,328	22,671
Net Income from Operations	538	537
VFY	371	342
Chemicals	167	195
EBITDA	155	123
EBIT	120	90
Capital Employed	430	437
ROACE (%)	28%	20%


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Performance Review

Net income from operations of the VFY segment of Indian Rayon grew by 8% to Rs. 371 Crore led by 10% rise in VFY realisation. Caustic soda sales volumes grew by 15% to 88,897 MT supported by 9,125 MTPA capacity expansion in December 2008. ECU realisation de-grew by 19% to Rs. 18,328 per MT due to lower caustic soda prices. Net income from operations from Chemicals segment de-grew by 14% to Rs. 167 Crore largely due to lower ECU realisation.

Indian Rayon achieved its highest ever EBITDA at Rs. 155 Crore led by higher VFY realisation and lower wood-pulp and sulphur prices, absorbing impact of lower ECU realisation in the chemical segment. ROACE improved from 20% to 28%.

Outlook

The long-term outlook of VFY business is moderate, as demand is expected to grow at a modest rate.

Besides increasing share of value added yarns, Indian Rayon will lay thrust on technological upgradations to improve the intrinsic yarn quality. These efforts will help the business to provide superior customer value, to fetch a premium and improve margins. The Company is also planning to expand the caustic soda capacity by 45,625 MTPA at a cost of Rs. 150 Crore.

Insulators (Aditya Birla Insulators)

Industry Overview

Insulators are used in power generation, transmission and distribution and by original equipment manufacturers. The growth of insulators industry is linked to the growth of the power sector. Power sector has achieved 66% of targeted capacity addition of 14,500 MW during 2009-10. This is 3 times capacity added in the previous financial year *[Source: Central Electricity Authority ("CEA"), www.cea.nic.in]*.

Domestic insulators Industry witnessed lower demand and slowing down of projects during the first half of 2009-10 due to lower capacity additions. It faced realisation pressure due to increased competition. However, in the second half, project activities gained momentum and demand for insulators also spurred.

Performance Review

Aditya Birla Insulators, the insulators business of the Company, is India's largest and world's fourth largest manufacturer of insulators. It has expanded its capacity in the transmission segment by about 10,000 MTPA in first half of 2009-10 to reach a total capacity of 48,760 MTPA.

(Rs. Crore)

	2009-10	2008-09
Capacity (MTPA)	48,760	38,800
Production (MT)	36,063	32,904
Sales Volumes (MT)	37,050	32,561
Net Income from Operations	428	425
EBITDA	116	123
EBIT	98	108
Capital Employed	294	264
ROACE (%)	35%	43%

Aditya Birla Insulators achieved highest ever volumes led by capacity expansion and improved yield. Domestic volumes grew by 20%, however, realisation remained under pressure due to increased competition. Exports volumes were lower by 13%. Net income from operations marginally grew to Rs. 428 Crore.

EBITDA was lower by 6% at Rs. 116 Crore. During the first half year, profitability was impacted due to lower realisation. In the second half year, though realisation remained under pressure, profitability improved over last year, driven by expansion led higher volumes. The business achieved ROACE of 35%.

Outlook

The demand for energy in India exceeds its supply especially in the rural sector. The peak supply shortage in India was 12.2% and energy


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of interest rate, foreign exchange, commodity pricing and regulatory changes, which are being effectively monitored and mitigated.

Foreign Exchange Risk

The Company is exposed to fluctuations in exchange rates of various foreign currencies due to revenues earned or expenditure incurred in such currencies. Additionally, the debt portfolio of the Company includes a mix of foreign currency loans, which carry risk of movement in exchange rates of foreign currencies against Indian Rupee. The Company uses appropriate hedging tools such as forward contracts, currency swap etc., to hedge foreign exchange risk in accordance with its foreign exchange risk management policy.

Interest Rate Risk

The Company has a mixed basket of fixed and floating rate borrowings. It continuously monitors its interest rate exposure to have a proper mix of fixed and floating rate borrowings in order to mitigate interest rate risk. The Company also uses interest rate swap in case of foreign currency borrowings having floating interest rates.

Commodity Price Risk

The Company is exposed to the risk of fluctuation in prices of raw materials as well as finished goods in all its products. However, the risk is mitigated well considering the inventory levels and normal correlation in the price of raw materials and finished goods.

Internal Control System

The Company has adequate internal control systems for business processes across various profit and cost centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. The Internal control system is supplemented by extensive audits conducted by the Corporate Audit Cell.

Clearly defined roles and responsibilities for all managerial positions have been institutionalised. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of the internal control systems and suggests improvements.

The Management Information System is the backbone of the Company's control mechanism. All operating parameters are monitored and controlled regularly. Any material change in the business outlook is reported to the Board of Directors. Material deviations from the annual planning and budgeting, if any, are reported on a quarterly basis to the Board of Directors. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

Human Resource Management

The Company had more than 14,000 employees on its rolls as on 31st March, 2010. Including its subsidiaries and joint ventures, the manpower strength is just over 50,000 employees. This intellectual resource is integral to the Company's ongoing operations and enables it to deliver superior performance year after year. Human Resource processes of the Company have been covered in depth in the Director's Report.

To Sum Up

The Company's thrust on profitable growth across all the businesses has led to a remarkable turnaround in the reported financial year. The Company, being a large eco-system as a conglomerate, is well positioned to capitalise on growth opportunities available across the wide spectrum of Indian economy and deliver significant value to the customers by offering diversified services and products. A strong balance sheet, an experienced and focused management team, a salient brand equity, leadership positions across businesses and a talented human asset are the key drivers which will support future growth of the Company and create value for all the stakeholders.


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Disclaimer

Certain statements in this "Management's Discussion and Analysis" may not be based on historical information or facts and may be "forward looking statements" within the meaning of applicable securities laws and regulations, including, but not limited to, those relating to general business plans and strategy of the Company, its future outlook and growth prospects, future development in its businesses, its competitive and regulatory environment and management's current views and assumptions which may not remain constant due to risks and uncertainties. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stocks availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, competitors actions, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any statements, on the basis of any subsequent development, information or events, or otherwise. The "Management Discussion and Analysis" does not constitute a prospectus, offering circular or offering memorandum or an offer to acquire any shares and should not be considered as a recommendation that any investors should subscribe for or purchase any of the Company's shares. The financial figures have been rounded off to the nearest Rupee one Crore.

deficit was 11.3% as of March 2010 *(Source: CEA)*. The Government of India plans to provide electricity throughout the country by 2012 and plans to increase installed power generation capacity by 78,700 MW in its 11th Five-Year Plan (2007-2012) *(Source: Ministry of Power, Annual Report 2009-10)*. The expansion of India's power infrastructure is expected to increase demand for electrical equipments and components including insulators.

To capitalise on the vibrant demand in the power infrastructure sector, Aditya Birla Insulators will focus on full utilisation of the recently expanded capacity. Thrust will also be on yield enhancement and manufacturing high rating insulators range.

Textiles (Jaya Shree Textiles)

Industry Overview

Domestic demand is expected to remain buoyant but the sluggishness continues in major overseas markets. Volatility in major currencies like US Dollar, Great Britain Pound, Euro and Australian Dollar has made business decisions very complex. Acquiring profitable customers and improving margins will remain the key for survival. Imposition of anti dumping duty by the Government on import of linen fabric was a move in the right direction and provided relief to the domestic industry. Additional incentives, if provided by the Government, will help the industry in overseas territories.

Performance Review

Jaya Shree Textiles, the textiles business of the Company, displayed strong resilience and achieved its highest ever profitability supported by low input prices, improved margins, cost containment measures, prudent working capital management and benign interest rates. Eleven exclusive outlets of Linen Fabric were rolled out under the buy and sell mode without incurring any capital expenditure taking such stores count to a total of 32.

(Rs. Crore)

	2009-10	2008-09
Net Income from Operations	577	573
Linen Segment	215	183
Wool Segment	362	390
EBITDA	69	54
EBIT	47	33
Capital Employed	281	345
ROACE (%)	15%	9%

Net income from operations of Jaya Shree Textiles grew marginally to Rs. 577 Crore. Linen yarn witnessed robust demand leading to increase in volumes. In wool segment, higher share of commission combing reflected in lower revenues.

Jaya Shree Textiles achieved its highest ever EBITDA at Rs. 69 Crore led by higher linen yarn volumes, lower flax fibre prices and improved plant efficiency. In the previous financial year 2008-09, wool segment was also impacted by usage of high priced stock due to sudden fall in commodity prices.

Outlook

The outlook of the textiles business remains positive in view of stronger domestic demand led by favourable viz., rising disposable income levels, burgeoning aspiring middle class segment, large young population etc. Gradual global recovery will further support the business. However, rising wool prices remain a matter of concern.

Jaya Shree Textiles will focus on increasing share of high margin retail segment through roll out of more exclusive showrooms of Linen Fabric.

Financial Review and Analysis

Standalone Profit and Loss Account

(Rs. Crore)

	2009-10	2008-09
Net Income from Operations	4,827	4,786
EBITDA	835	619
Interest Expenses	334	291
EBDT	500	328
Depreciation	180	166
Earnings before Tax	320	162
Provision for Taxation (Net)	37	25
Net Profit	283	137

The standalone net income from operations of the Company marginally grew to Rs. 4,827 Crore. Revenues have grown across all the businesses except Agri-business where high natural gas and naphtha prices prevailing during the previous financial year 2008-09 were reflected in higher subsidies in the last year.

The Company has achieved highest ever standalone EBITDA which grew by 35% from Rs. 619 Crore to Rs. 835 Crore. The Carbon Black business was the largest contributor to the year on year growth in profitability followed by the Fashion & Lifestyle, Rayon and Textiles businesses. Fertilisers business posted lower EBITDA largely to the extent of higher subsidy arrears and IPP gain accrued in the previous financial year 2008-09. Insulators business has achieved highest ever sales volume but the realisation remained under pressure due to increased competition.

In the previous financial year 2008-09, debt had increased in the later half year to fund investment requirement in the financial services business and higher working capital requirement predominantly in the Carbon Black and the Fashion & Lifestyle businesses. The annualised impact of the increased debt reflected in 2009-10. However, supported by improved earnings and equity infusion by promoters, a large part of the increased debt was repaid.

Depreciation grew largely due to new store openings in the Fashion & Lifestyle business.

Improved profitability absorbed the increase in interest and depreciation.

As a result, net profit of the Company doubled from Rs. 137 Crore to Rs. 283 Crore.

Dividend

The Board of Directors of the Company has recommended a final dividend of 50% for 2009-10 entailing a total outgo of Rs. 60 Crore including dividend distribution tax.

Standalone Balance Sheet

(Rs. Crore)

	2009-10	2008-09
Net Worth	4,662	4,122
Total Debts	3,636	4,499
Deferred Tax Liabilities	178	180
Capital Employed	8,476	8,801
Net Block	1,815	1,605
Net Working Capital	1,045	1,356
Long Term Investments	5,436	4,982
Cash Surplus[1]	180	857
Book Value (Rs.)	453	434
Net Debt / EBITDA (x)	4.1	5.9
Net Debt / Equity (x)	0.7	0.9

Note [1]: Includes cash, cheques in hand, remittances in transit, balances with banks, fertilisers bonds and current investments.


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Standalone Cash Flow Analysis (Rs. Crore)

	2009-10
Cash Flow from Operations (Net of Tax)	725
(Increase)/Decrease in Net Working Capital	329
Net Cash from Operating Activities	**1,054**
Capital Expenditure (Net)	(256)
Investments in Subsidiaries/Joint Ventures/Associates (Net)	(591)
(Increase)/Decrease in Inter-Corporate Deposits (Net)	42
Interest Received	52
Dividends/Profit on Sale of Current Investments	16
Net Cash from/(used in) Investing Activities	**(737)**
Proceeds from/(Repayment of) Borrowings (Net)	(1,189)
Proceeds from Issue of Equity Shares/Warrants to Promoters	575
Dividend Paid	(42)
Interest Paid	(341)
Net Cash from/(used in) Financing Activities	**(997)**
Cash Acquired on Composite Scheme of Arrangement	1
Increase (Decrease) in Cash Surplus[1]	**(678)**

Note : Includes cash, cheques in hand, remittances in transit, balances with banks, fertilisers bonds and current investments.

Net Cash from Operating activities

Cash Flow from Operations

Net cash flow from operations stood at Rs. 725 Crore. The Carbon Black business contributed significantly to the operating cash flows followed by the Rayon business.

Working Capital

Net working capital decreased by Rs. 329 Crore.

Debtors and other receivables decreased by more than Rs. 250 Crore while inventory increased by Rs. 87 Crore against an increase of Rs. 165 Crore in creditors and other current liabilities.

Net Cash from/(used in) Investing Activities

Capital Expenditure

The Carbon Black business incurred a sum of Rs. 155 Crore during 2009-10 for the Greenfield expansion by 85,000 MTPA and setting up of 23 MW power plant at Patalganga which were completed in end May 2010. It has also incurred a sum of Rs. 20 Crore for setting up of 10 MW power plant at Renukoot.

The Fashion & Lifestyle business invested a sum of Rs. 10 Crore for expansion of retail channel through opening up of exclusive brand outlets.

The Insulators business spent a sum of Rs. 25 Crore in 2009-10 out of which a sum of Rs. 7 Crore was incurred in 2009-10 towards the completion of capacity expansion by about 10,000 MTPA and a sum of Rs. 8 Crore was spent for new pug mill and shaping machine for process and yield improvement at Halol.

The balance capital expenditure was incurred on modernisation and maintenance of plants across the businesses.

Investments

The Company invested a sum of Rs. 333 Crore in Birla Sun Life Insurance Company Ltd. to


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fund the growth of the business. It has also invested Rs. 508 Crore in its wholly owned subsidiary Aditya Birla Financial Services Private Ltd. ("ABFSPL").

The Company has transferred its investments in Birla Sun Life Asset Management Company Ltd., Aditya Birla Money Ltd. and part of its investments in Aditya Birla Finance Ltd. to ABFSPL for Rs. 290 Crore.

Other major investments include purchase of preference shares to the tune of Rs. 25 Crore in Aditya Birla Finance Ltd.

Net Cash from/(used in) Financing Activities

The Company has received a sum of Rs. 575 Crore through preferential allotment to promoters.

Proceeds/Repayment of Borrowings

The Company raised long-term loan aggregating to Rs. 140 Crore by way of foreign currency borrowings and Rs. 200 Crore by way of Non-Convertible Debentures.

Term Loan aggregating to Rs. 428 Crore and Commercial papers aggregating to Rs. 900 Crore (net) were repaid.

Risk Management

Governance, Risk Management and Compliance processes form an integral part of the Company's planning and review mechanism. The Company's risk management framework establishes risk management processes at each business, helping in identifying, assessing and mitigating risks that could materially impact the Company's performance in achieving its stated objectives. The components of risk management are different for different businesses and are defined by various factors including the business model, business strategy, organisational structure, risk appetite and available dedicated resources.

The Company's structured Risk Management process provides confidence to the stakeholders that the Company's risks are known and well managed. The risk management framework ensures compliance with the requirements of amended Clause 49 of listing agreement.

Since the Company is a diversified conglomerate, the risk events are identified, assessed, mitigated and monitored for each business separately.

The risk management approach comprises three key components:

(1) **Risk identification:** External and internal risk events which could affect the profitability and/or image of the Company are identified in the context of the strategy and specific objectives of each individual business. These risk events are assessed by senior management team of the respective businesses on defined criteria and prioritised for development of risk mitigation plans.

(2) **Risk mitigation:** This step comprises developing of a mitigation plan for the risks identified and prioritising them.

(3) **Risk monitoring and assurance:** The Risk Management Committee ("RMC") is the apex body taking all the decisions regarding risk management activities. The overall role of RMC is to review risk management process and implementation and effectiveness of risk mitigation plans. The committee comprising of two independent directors, managing director, business heads and whole-time directors. The Board of Directors reviews risk management processes after such processes have been vetted by the Audit Committee.

Business Risks

Business risks are classified into Strategic, Operations, Financial and Knowledge risks, which are further drilled down to market structure, process, systems, legal compliance, corporate governance and people culture.

Apart from the internal business risks, the Company is exposed to external risks on account


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Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self-desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets, viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, **Aditya Birla Nuvo Limited,** one of the flagship companies of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. The Company, as a continuous process, strengthens the quality of disclosures, on the Board composition and its functioning, remunerations paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Guidelines

The Company is compliant with the requirements of the prevailing and applicable corporate governance code, save and except as mentioned in the report below, and is committed to ensure compliance with any proposals for modifications well ahead of their implementation timelines. Your Company's compliance with requirements is presented in the subsequent sections of this Report.

I. BOARD OF DIRECTORS

(A) Composition of the Board:

The Company has a balanced Board, comprising Executive and Non-Executive Directors which includes independent professionals. During the year, Mr. Adesh Gupta, Whole-time Director & Chief Financial Officer (CFO), resigned as Director & CFO of the Company. Dr. Bharat K. Singh, Managing Director of the Company, ceased to act as a Director of the Company consequent to his retirement w.e.f. 30th June, 2009 and Dr. Rakesh Jain was appointed as Managing Director in his place.

None of the Directors is a Director in more than 15 companies and Member of more than 10 Committees or a Chairman of more than five Committees, across all companies in which he/she is a Director. The Non-Executive Directors are appointed or re-appointed with the approval of shareholders. All the Directors are liable to retire by rotation except the Whole-time Directors and Managing Director whose term has been determined pursuant to the terms and conditions of their appointment. The Non-Executive Directors including Independent Director on the Board are experienced, competent and highly renowned persons from their respective fields.

The details of the Directors with regards to the outside Indian directorships (other than Section 25 Companies), positions in either Audit Committee or Shareholders'/Investors' Grievance Committee as well as attendance at Board Meeting/Annual General Meeting (AGM) are as follows:

Director	Category	No. of Outside Directorship(s) Held		Outside Committee Positions Held[1]		No. of Board Meetings		Attended Last AGM
		Public	Private	Member	Chairman/ Chairperson	Held	Attended	
Mr. Kumar Mangalam Birla	Non-Executive	9	13	—	—	5	5	No
Mrs. Rajashree Birla	Non-Executive	6	12	1	—	5	3	No
Mr. H. J. Vaidya*	Independent	—	—	—	—	5	4	Yes
Mr. B. L. Shah	Non-Executive	2	1	—	—	5	5	Yes


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Director	Category	No. of Outside Directorship(s) Held		Outside Committee Positions Held[1]		No. of Board Meetings		Attended Last AGM
		Public	Private	Member	Chairman/ Chairperson	Held	Attended	
Mr. P. Murari	Independent	10	—	5	1	5	4	No
Mr. B. R. Gupta	Independent	4	—	—	3	5	5	No
Ms. Tarjani Vakil	Independent	6	2	5	3	5	5	Yes
Mr. S. C. Bhargava	Independent	11	1	4	1	5	5	No
Mr. G. P. Gupta	Independent	10	3	4	5	5	5	No
Dr. Bharat K. Singh**	Managing Director	—	—	—	—	2	2	NA
Dr Rakesh Jain***	Managing Director	5	—	1	—	5	5	Yes
Mr. K.K. Maheshwari@	Whole-time Director	3	1	2	2	5	4	Yes
Mr Adesh Gupta $	Whole-time Director & CFO	—	—	—	—	1	1	NA
Mr Pranab Barua %	Whole-time Director	5	1	1	—	4	3	No
Mr. Arun Maira #	Independent	—	—	—	—	2	2	No

1 Only two Committees, viz., Audit Committee and Shareholders'/Investors' Grievance Committee are considerec.

* upto 1st April, 2010

** upto 30th June, 2009

*** w.e.f. 1st July, 2009

@ upto 20th May, 2010

$ upto 28th April, 2009

% w.e.f. 1st May, 2009

\# upto 23rd July, 2009

(B) Non-Executive Directors' Compensation and Disclosure:

Sitting fees for attending meeting of Board/ Committee is paid as per the provisions of the Articles of Association of the Company/ Companies Act, 1956. Commission paid to the Non-Executive Directors is decided by the Board of Directors within the limits approved by the shareholders. Details of sitting fees/compensation paid to such Directors are given separately in this section of Annual Report.

(C) Other Provisions as to Board and Committees:

The Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. Board's role, functions, responsibility and accountability are well defined. All relevant information is regularly placed before the Board. Board reviews compliance reports of all laws as applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances, if any. Members of the Board have complete freedom to express their opinion, and decisions are taken after detailed discussion. Details of Board meetings held during the FY 2009-2010 are as outlined below:

Date of Board Meeting	City	No. of Directors Present
28th April, 2009	Mumbai	14 out of 14
18th May, 2009	Mumbai	10 out of 14
29th July, 2009	Mumbai	11 out of 12
30th October, 2009	Mumbai	11 out of 12
29th January, 2010	Mumbai	10 out of 12




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(D) Code of Conduct:

The Board of Directors has laid down a Code of Conduct (copy available on Company's website), applicable to all Board Members and Senior Executives of the Company. All the Board Members and Senior Management Personnel have confirmed compliance with the code. A declaration by Managing Director affirming the compliance of the Code of Conduct by Board Members and Senior Management Executives is annexed at the end of the Report.

II. Audit Committee

(A) Qualified Independent Audit Committee:

The Company has an Audit Committee at the Board level with powers and role that are in accordance with Clause 49 of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors, and oversees the financial, reporting process. All the members of the Company's Audit Committee are Independent Directors.

(B) Meetings of the Audit Committee:

The Managing Director and the CFO of the Company are permanent invitees to the meetings of the Committee. The statutory as well as internal auditors of the Company are also invited to the Audit Committee meetings. The Company Secretary acts as Secretary to the Committee.

During the year, the Audit Committee met 9 times to deliberate on various matters and details of the attendance of the Committee members are as follows:

Director	Served in Past as	No. of Meetings Held	No. of Meetings Attended
Ms. Tarjani Vakil, Chairperson	Chairperson and Managing Director of Exim Bank	9	9
Mr. P. Murari	Secretary to the President of India before retiring from service in September 1992. He has held several key positions in various institutions and professional bodies	9	7
Mr. B. R. Gupta	Executive Director (Investments) of Life Insurance Corporation of India	9	7
Mr. G. P. Gupta	Chairman of Industrial Development Bank of India and Chairman of Unit Trust of India	9	9

The Scope of the functioning of the Audit Committee is to review, from time to time, the internal control procedures, the accounting policies of the Company, oversight of the Company's financial reporting process to ensure that the financial statement is correct, sufficient and credible, and also such other functions as may be recommended from time to time by SEBI, Stock Exchanges and/or under the Companies Act, 1956, which *inter-alia* include the following:

1. Management Discussion and Analysis of financial condition and results of operations;
2. Statement of significant related party transactions submitted by the management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses; and the appointment, removal and terms of remuneration of the Chief Internal Auditor; and
5. Risk Framework.


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Other Committees:

The names of other Committee(s), brief terms of reference and number of meetings held during the year are as under:

Name of the Committee	Date of Constitution	Members	Terms of Reference	No. of Meetings Held in 2009-10
Risk Management Committee	29th July, 2006	Ms. Tarjani Vakil Mr. G. P. Gupta Dr. Bharat K. Singh # Dr. Rakesh Jain Mr. K. K. Maheshwari Mr. Adesh Gupta@ Mr. Ajay Srinivasan + Dr. Santrupt Misra + Mr. Pranab Barua	To review risk management process and implementation and effectiveness of risk mitigation plans.	Held on 3rd September, 2009, 27th November, 2009; and 31st March, 2010
ESOS Compensation Committee	7th December, 2006	Mr. Kumar Mangalam Birla Mr. H. J. Vaidya* Mr. B. R. Gupta Mr. G. P. Gupta$	Formulating ESOS Scheme, its implementation, administration and supervision and formulating detailed terms and conditions in accordance with relevant SEBI Guidelines	No meetings held during the year

upto 30th June, 2010.
@ upto 28th April, 2009.
+ Business Directors
* upto 1st April, 2010.
$ w.e.f. 7th May, 2010

III. Subsidiary Companies

The Company has one material non-listed Indian Subsidiary Company, namely, **Birla Sun Life Insurance Company Limited (BSLICL)**. The Audit Committee reviews the financial statements and investments made by unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed regularly before the Board of Directors for their review.

Mr. G. P. Gupta and Ms. Tarjani Vakil and Mr. P. Murari, Independent Directors of the Company, are also Directors of BSLICL.

IV. Disclosures

(A) Basis of the Related Party Transactions:

All the related party transactions are strictly done on arm's length basis. The Company places all the relevant details relating to related party transactions before the Audit Committee from time to time. Particulars of related party transactions are listed out in Schedule 20 of the Balance Sheet forming part of the Annual Report.




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(B) Disclosure of The Accounting Treatment:

The Company has followed all relevant Accounting Standards while preparing the financial statements.

(C) Risk Management:

The Company has developed comprehensive risk management policy, and it is reviewed by the Audit Committee, which in turn, informs the Board about the risk assessment and minimization procedures.

With a view to strengthen the risk management framework and to continuously review the risks that the businesses of the Company are confronted with, the Board of Directors has constituted a Risk Management Committee comprising of the Whole-time Directors including the Managing Director, Business heads and two Independent Directors viz. Ms. Tarjani Vakil and Mr. G. P. Gupta.

The Committee reviews the risk management process and implementation of risk mitigation plans. This process is improved year after year.

(D) Proceeds from Public Issues, Right Issues, Preferential Issues, etc.:

The Company discloses to the Audit Committee, the uses/applications of proceeds/funds raised from right issue, preferential issue, etc., as part of the quarterly review of the financial results.

(E) Remuneration of Directors:

The Company has a system where all the directors or senior management of the Company are required to disclose all pecuniary relationship or transactions with the Company. No significant material transactions have been made with the non-executive directors vis-à-vis the Company.

Besides sitting fees of Rs. 20,000/- per meeting of the Board or Committee thereof, the Company also pays commission to the non-executive directors.

For the F.Y. 2009-10, considering the financial performance of the Company, the Board has decided to pay commission (Previous Year: Nil), not exceeding 1% of the net profits of the Company, to the non-executive directors of the Company pursuant to the authority given by the Shareholders at the Annual General Meeting of the Company held on 9th July, 2008. The amount of commission payable is determined after assigning weightage to attendance, type of meeting and preparations required.

Name of Director	Salary and Fixed Allowance	Perquisites & Other Benefits	Performance-linked Income/ Bonus Paid/ Commission Payable	Sitting Fees Paid
Whole-time Directors				
Dr. Bharat K. Singh #	63,46,983	96,677	71,10,000	—
Dr. Rakesh Jain	3,06,23,445	53,51,509	92,50,000	—
Mr. K. K. Maheshwari	2,50,05,900	15,59,870	1,03,16,000	—
Mr. Pranab Barua	2,76,50,371	26,80,963	—	—
Mr. Adesh Gupta #	10,54,150	39,225	37,12,000	—


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Name of Director	Salary and Fixed Allowance	Perquisites & Other Benefits	Performance/ linked Income/ Bonus Paid/ Commission Payable	Sitting Fees Paid
Others				
Mr. Kumar Mangalam Birla	—	—	1,37,26,000	1,00,000
Mrs. Rajashree Birla	—	—	2,95,000	60,000
Mr. H J. Vaidya	—	—	2,59,000	1,40,000
Mr. B. L. Shah	—	—	70,000	1,60,000
Mr. P. Murari	—	—	1,21,000	2,40,000
Mr. B. R. Gupta	—	—	1,32,000	2,40,000
Ms. Tarjani Vakil	—	—	1,60,000	3,40,000
Mr. S. C. Bhargava	—	—	64,000	1,00,000
Mr. G P. Gupta	—	—	1,60,000	3,40,000
Mr. Arun Maira	—	—	13,000	20,000

Remuneration relates to the part of the year.

Notes:

1. No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are son and mother respectively.
2. The Company has a policy of not advancing any loans to its Directors except to Executive Directors in the course of normal employment.
3. The appointment of Executive Directors is subject to termination by three months notice in writing by either side. Mr. K. K. Maheshwari, Mr. Pranab Barua and Dr. Rakesh Jain were appointed for five years w.e.f. 1st October, 2005, 1st May, 2009 and 1st July, 2009 respectively.
4. There is no severance fees paid to any Director of the Company.
5. The Performance System is primarily based on competencies and values. The Company closely monitors growth and development of top talent in the Company to align personal aspirations with the organisation purpose.

Employee Stock Option Scheme - 2006

In accordance with applicable SEBI Guidelines, ESOS Compensation Committee of the Board of Directors of the Company, on 23rd August, 2007, granted 1,63,280 Stock Options at a price of Rs. 1,180/- per share (1st Tranche) and on 25th January, 2008, granted 1,66,093 stock options at a price of Rs. 1,802/- per share (2nd Tranche) to the eligible employees including Whole-time Directors. Each option is convertible into one equity share of the Company upon vesting/exercise. The exercise price of the option has been determined in accordance with relevant SEBI Guidelines. (Refer Annexure 'B' to the Directors' Report).


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Details of Stock Options granted to the Directors are as under:

Name of Director	1st Tranche			2nd Tranche		
	No. of Options Granted	Vesting Date/%	Exercise Period (Within)	No. of Options Granted	Vesting Date/%	Exercise Period (Within)
Mr. K. K. Maheshwari@	20,200	23.08.08 (25%)	22.08.2013	43,400	25.01.09 (25%)	24.01.2014
		23.08.09 (25%)	22.08.2014		25.01.10 (25%)	24.01.2015
Dr. Rakesh Jain	13,470	23.08.10 (25%)	22.08.2015	—	25.01.11 (25%)	24.01.2016
		23.08.11 (25%)	22.08.2016		25.01.12 (25%)	24.01.2017

@ upto 20th May 2010.

During the year, none of the Directors have exercised their options which have been vested under the term of grant of options.

Details of shareholding of Non-Executive Directors in the Company as on 31st March, 2010, are as follows:

Director	No. of Shares Held @
Mr. Kumar Mangalam Birla*	4,609
Mrs. Rajashree Birla	1,27,634
Mr. H. J. Vaidya	3,500
Ms. Tarjani Vakil	177
Mr. S. C. Bhargava	233
Mr. G. P. Gupta	339

* Excluding 150 shares held as Karta of H.U.F.

@ Considered only shares held singly or as first shareholder.

(F) Management:

The Management Discussion and Analysis Report is prepared in accordance with the requirements laid out in Clause 49 of the Listing Agreement and forms part of this Annual Report.

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives, etc., that may have a potential conflict with interests of the Company.

(G) Shareholders:

The Company has provided the details of new Directors/Directors seeking re-appointment in the Annual General Meeting Notice attached with this Annual Report.

Quarterly Presentations on the Company results are available on the website of the Company (www.adityabirlanuvo.com) and the Aditya Birla Group website (www.adityabirla.com). The hard and soft copies are also sent to concerned stock exchanges simultaneously so as to enable them to put them on their notice board/ website.




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Shareholders' Grievances Committee:

The Company has an "Investor Relations and Finance Committee" comprising of Mr. P. Murari, Mr. B. L. Shah and Dr. Rakesh Jain as the members. Mr. P. Murari is the Chairman of the Committee. The Committee looks into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation/rematerialisation of shares as well as systems and procedures followed to track investor complaints and, suggests measures for improvement from time to time.

During the year, under review, the Committee met thrice to deliberate on various matters referred above.

Details of attendance of Directors for the Committee meetings held during 2009-10 are as follows:

Name of Director	Non-Executive/Independent	No. of Meetings	
		Held	Attended
Mr. P Murari	Independent	3	1
Mr. H. J. Vaidya*	Independent	3	3
Mr. B. L. Shah	Non-Executive	3	3
Dr. Bharat K. Singh**	Executive	1	1
Dr. Rakesh Jain	Executive	2	2

* upto [illegible] April, 2010
** upto 30th June, 2010

Consequent to retirement of Dr. Bharat K. Singh and appointment of Dr. Rakesh Jain as Managing Director in his place, Dr. Rakesh Jain has been appointed as member of the above committee in place of Dr. Bharat K. Singh.

The Company Secretary acts as Secretary to the Committee. He is the compliance officer of the Company and is also responsible for redressal of investor complaints.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to officers, to transfer upto 5000 shares under one transfer deed. Details of share transfers/transmission approved by the officers are placed before the Committee from time to time.

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers are given in the Shareholder Information section of this Annual Report.

V. CEO/ CFO certification

The CEO and CFO certification of the financial statements and the cash flow statement for the year are enclosed separately at the end of this Report.

VI. Report on Corporate Governance

A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India, also forms part of this Annual Report.

VII. General Body Meetings

Details of Annual General Meetings:
Location and time, where Annual General Meetings (AGMs) and Extra Ordinary General Meeting (EOGMs) in the last three years were held:

Year	AGM	Location	Date	Time
2009-10	AGM	Regd. Office, Veraval, Gujarat	10th July, 2009	11:00 A.M.
2008-09	EOGM	Regd. Office, Veraval, Gujarat	17th June , 2009	11:00 A.M.
2007-08	AGM	Regd. Office Veraval, Gujarat	9th July, 2008	11:00 A.M.
2007-08	EOGM	Regd. Office, Veraval, Gujarat	6th February, 2008	11:00 A.M.
2006-07	AGM	Regd. Office Veraval, Gujarat	1st August, 2007	11:00 A.M.

Apart from the above AGM/EOGMs held during the year, a Court Convened Meeting of Equity Shareholders was held on Saturday, the 19th day of December, 2009, at 11.00 a.m. for the purpose of approving with or without modification(s), the arrangement embodied in the Composite Scheme of Arrangement between Aditya Birla Nuvo Limited and Madura Garments Exports Limited and MG Lifestyle Clothing Company Private Limited and Peter England Fashions and Retail Limited and their respective shareholders and creditors.

All the following special resolutions set out in the respective Notices for AGMs & EOGMs held in the last three years were passed by the Shareholders:

Date of AGM/EOGM	Section(s)	Particulars of Special Resolution
01.08.2007	198, 269, 309, 314	Approving the appointment of Dr. Bharat K. Singh as the Managing Director of the Company for a period of two years w.e.f. 1st November, 2006.
01.08.2007	198, 269, 309, 314	Approving the re-designation of Mr. Vikram Rao as the Whole-time Director of the Company for a period of five years w.e.f. 1st November, 2006.
06.02.2008	81(1A)	Approving the issue and allotment of 2,05,00,000 Warrants to Promoter and/or Promoter Group of the Company on a preferential basis
09.07.2008	198, 309	Approving the payment to the non-executive directors of the Company, in addition to sitting fees and reimbursement of expenses for attending the meetings of the Board or Committees thereof, commission on annual profits for a period of four years commencing from 1st April, 2008 for an amount not exceeding 1% of net profits of the Company.
09.07.2008	259	Approving amendment in Article 95 of Articles of Association for increasing the number of Directors from 15 to 18.
17.06.2009	81(1A)	Approving the issue and allotment of 1,85,00,000 Warrants to Promoter and/or Promoter Group of the Company on a preferential basis.
10.07.2009	198, 269, 309, 314	Approving the appointment of Mr. Pranab Barua as the Whole-time Director of the Company for a period of five years w.e.f. 1st May, 2009.
10.07.2009	198, 269 and 309	Approving the appointment of Dr. Rakesh Jain as the Managing Director of the Company for a period of five years w.e.f. 1st July, 2009.


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Postal Ballot

During the year, no resolution was passed through postal ballot by the shareholders.

Any special resolution which is required to be conducted through postal ballot will be conducted as per prevailing law.

MEANS OF COMMUNICATION

Quarterly Results:

Newspaper in which normally Financial Results are published:

Newspaper	Cities of Publication
Business Standard	Ahmedabad, Bangalore, Chennai, Hyderabad, Kolkata, Mumbai and New Delhi
Financial Express	Ahmedabad, Bangalore, Chandigarh, Chennai, Mumbai, Kochi, Kolkata and New Delhi
The Economic Times	Mumbai, Ahmedabad

Website, where displayed the information	:	www.adityabirlanuvo.com www.adityabirla.com
Whether it also displays official news releases	:	Yes
Presentations made to investors/analysts	:	Yes
General Shareholder Information	:	Published as a separate section in this Report.

Status of Compliance of Non Mandatory requirement:

1) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities effectively.
2) The Company does not have a Remuneration Committee except for ESOP. The remuneration of the Managing/Whole-time Directors is fixed by the Board of Directors and the Shareholders.
3) Performance update consisting of financial and operational performance for the first six months of the financial year is sent to the shareholders.
4) During the period, under review, there is no audit qualification in the financial statement. The Company continues to adopt best practices to ensure unqualified financial statements.
5) The Company has established a policy for employees to report to the management concerns about unethical behaviours, actual or suspected fraud or violation of the Company's Code of Conduct or ethics.

Voluntary Guidelines – 2009:

The Ministry of Corporate Affairs has issued a set of Voluntary Guidelines on 'Corporate Governance' and 'Corporate Social Responsibility' in December 2009. These guidelines are expected to serve as a benchmark for the Corporate Sector and also help them in achieving the highest standard of corporate governance.

Some of the provisions of these guidelines are already in place as reported elsewhere in this Report. The other provisions of these guidelines are being evaluated, and your Company will strive to adopt the same in a phased manner.




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CEO/CFO CERTIFICATION

The Managing Director and the CFO heading the Finance function have certified to the Board that:

1. They have reviewed the financial results of Aditya Birla Nuvo Limited for the period ended 31st March 2010 and to the best of their knowledge and belief:
   I. These statements do not contain any materially untrue statement or omit any material fact or contain statement that might be misleading;
   II. These statements together present a true and fair view of the Company's affairs and are in compliance with the existing accounting standards, applicable laws and regulations.
2. There are, to the best of their knowledge and belief, no transactions entered into by the Company during the quarter which are fraudulent, illegal or violative of the Company's Code of Conduct;
3. They accept responsibility for establishing and maintaining internal controls for financial reporting and they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the Auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or proposed to be taken to rectify the deficiencies.
4. They have indicated to the Auditors and the Audit Committee:
   I. Significant changes in the Company's internal control over financial reporting during the quarter.
   II. Significant changes in accounting policies during the quarter and
   III. Instances of significant fraud of which they have become aware and involvement therein if any of the management or other employees having a significant role in the Company's internal control system over financial reporting.

Place : Mumbai
Date : May 7, 2010

Sushil Agarwal
Chief Financial Officer

Dr. Rakesh Jain
Managing Director

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchange(s), I hereby declare that all the Board Members and Senior Management personnel of the Company have affirmed the compliance with the Code of Conduct for the year ended 31st March, 2010.

Place: Mumbai
Date: May 7, 2010

Dr. Rakesh Jain
Managing Director


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PROUD TO BE OFF-THE-FIELD APPAREL SPONSOR OF CHENNAI SUPER KINGS.

Persons constituting group coming within the definition of "group" for the purpose of Regulation 3 (1)(e)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, include the following :

Shri Kumar Mangalam Birla

Smt. Rajashree Birla

Smt. Neerja Birla

Master Aryaman Vikram Birla

Birla Group Holdings Private Limited

BGH Exim Limited

Birla TMT Holdings Private Limited

Chaturbhuj Enterprises LLP

Essel Mining & Industries Limited

Global Holdings Private Limited

Gwalior Properties And Estates Private Limited

Heritage Housing Finance Limited

IGH Holdings Private Limited

Infocyber India Private Limited

Mangalam Services Limited

Naman Finance And Investment Private Limited

Rajratna Holdings Private Limited

Seshasayee Properties Private Limited

Siddhipriya Enterprises LLP

Shuban Enterprises LLP

TGS Investment And Trade Private Limited

Trapti Trading And Investments Private Limited

Turquoise Investments And Finance Private Limited

Umang Commercial Company Limited

Vinayaka Enterprises LLP

Vighnahara Enterprises LLP

Vaibhav Holdings Private Limited

Corporate Social Responsibility Policy

For us in the Aditya Birla Group, reaching out to underserved communities is part of our DNA. We believe in the trusteeship concept. This entails transcending business interests and grappling with the "quality of life" challenges that underserved communities face, and working towards making a meaningful difference to them.

Our vision is - "to actively contribute to the social and economic development of the communities in which we operate. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index" (Mrs. Rajashree Birla, Chairperson, Aditya Birla Centre for Community Initiatives and Rural Development).

Implementation process: Identification of projects

All projects are identified in a participatory manner, in consultation with the community, literally sitting with them and gauging their basic needs. We recourse to the participatory rural appraisal mapping process. Subsequently, based on a consensus and in discussion with the village panchayats, and other influentials, projects are prioritized.

Arising from this the focus areas that have emerged are Education, Health care, Sustainable livelihood, Infrastructure development, and espousing social causes. All of our community projects are carried out under the aegis of The Aditya Birla Centre for Community Initiatives and Rural Development.

In **Education,** our endeavour is to spark the desire for learning and knowledge at every stage through • Formal schools • Balwadis for elementary education • Quality primary education • Aditya Bal Vidya Mandirs • Girl child education • Adult education programmes.

In **Health care** our goal is to render quality health care facilities to people living in the villages and elsewhere through our Hospitals. • Primary health care centres • Mother and Child care projects • Immunization programmes with a thrust on polio eradication • Health care for visually impaired, and physically challenged • Preventive health through awareness programmes.

In **Sustainable Livelihood** our programmes aim at providing livelihood in a locally appropriate and environmentally sustainable manner through • Formation of Self Help Groups for women empowerment • Vocational training through Aditya Birla Rural Technology Parks • Agriculture development and better farmer focus • Watershed development • Partnership with Industrial Training Institutes.

In **Infrastructure Development** we endeavour to set up essential services that form the foundation of sustainable development through • Basic infrastructure facilities • Housing facilities • Safe drinking water • Sanitation & hygiene • Renewable sources of energy.

To bring about **Social Change**, we advocate and support • Downyless marriage • Widow remarriage • Awareness programmes on anti social issues • De-addiction campaigns and programmes • Espousing basic moral values.

Our vision is - "to actively contribute to the social and economic development of the communities in which we operate. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index"

(Mrs. Rajashree Birla, Chairperson, Aditya Birla Centre for Community Initiatives and Rural Development).


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Activities, setting measurable targets with timeframes and performance management.

Prior to the commencement of projects, we carry out a baseline study of the villages. The study encompasses various parameters such as – health indicators, literacy levels, sustainable livelihood processes, population data - below the poverty line and above the poverty line, state of infrastructure, among others. From the data generated, a 1-year plan and a 5-year rolling plan are developed for the holistic and integrated development of the marginalized. These plans are presented at the Annual Planning and Budgeting meet. All projects are assessed under the agreed strategy, and are monitored every quarter, measured against targets and budgets. Wherever necessary, midcourse corrections are affected.

Organizational mechanism and responsibilities

The Aditya Birla Centre for Community Initiatives and Rural Development provides the vision under the leadership of its Chairperson, Mrs. Rajashree Birla. This vision underlines all CSR activities. Every Manufacturing Unit has a CSR Cell. Every Company has a CSR Head, who reports to the Group Executive President (Communications & CSR) at the Centre. At the Company, the Business Director takes on the role of the mentor, while the onus for the successful and time bound implementation of the projects is on the various Unit Presidents and CSR teams. To measure the impact of the work done, a social satisfaction survey / audit is carried out by an external agency.

Partnerships

Collaborative partnerships are formed with the Government, the District Authorities, the village panchayats, NGOs and other like-minded stakeholders. This helps widen the Company's reach and leverage upon the collective expertise, wisdom and experience that these partnerships bring to the table.

In collaboration with FICCI, we have set up Aditya Birla CSR Centre for Excellence to make CSR an integral part of corporate culture.

The Company engages with well established and recognized programs and national platforms such as the CII, FICCI, ASSOCHAM to name a few, given their commitment to inclusive growth.

Budgets

A specific budget is allocated for CSR activities. This budget is project driven.

Information dissemination

The Company's engagement in this domain is disseminated on its website, Annual Reports, its house journals and through the media.

Management Commitment

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care. We believe and act on an ethos of generosity and compassion, characterized by a willingness to build a society that works for everyone. This is the cornerstone of our CSR policy.

Our Corporate Social Responsibility policy conforms to the Corporate Social Responsibility Voluntary Guidelines spelt out by the Ministry of Corporate Affairs, Government of India in collaboration with FICCI (2009).

TOWARDS INCLUSIVE GROWTH

A snapshot of your Company's work :-

Your Company's CSR activities extend to 1,082 villages, in proximity to its plants, across the country.

Health Care



- At the rural medical camps organized for general health check-ups 42,382 villagers were examined. Those afflicted with serious ailments were taken to the company's hospitals for treatment.
- Intra Ocular lens surgery benefited 1,488 cataract patients at Veraval, Jagdishpur and Renukoot.
- The Company's skin care centre at Jagdishpur attended to 9,000 patients.
- More than 5,000 truck drivers, their helpers and migrant workers were sensitized to the dangers of HIV/AIDS.

Mother and Child Care

- We administered 3.9 lakh polio doses to children at Hi Tech Carbon, Gummidipoondi; Indian Rayon, Veraval; Indo Gulf Fertilizers, Jagdishpur; Hi Tech Carbon, Renukoot; Jayashree Textiles, Rishra and Aditya Birla Insulators, Halol.
- More than 885 couples have opted for planned families and responsible parenting at Veraval.
- Over 5.3 lakh expectant mothers were provided pre and post natal care at Indo Gulf Fertilizers, Jagdishpur.
- Nearly 3 lakh children were immunized against tuberculosis, diphtheria, tetanus and measles.

Education



- Your company supports the education of the girl child. This year we were able to persuade the parents of 725 girls who had dropped out from their schools in the villages to get back to their studies. These girls have since been enlisted at the 8 Kasturba Gandhi Balika Vidyalaya supported by us.
- At the Aditya Birla Primary School (Renukoot), 160 tribal children receive free education.
- Uniforms, books and bags have been distributed to 3,641 children in rural areas in proximity to our plants.
- At Gummidipoondi and Veraval, 200 students were trained in Office Applications (MS Office and Tally).
- Adult education centres at Gummidipoondi, Veraval and Jagdishpur continue to provide informal education to 217 adult women.
- At Jagdishpur the talent search program has proved extremely popular. This year 1,227 students participated in it.

Safe drinking water and sanitation



- The Safe Drinking Water Project implemented through the installation of the reverse osmosis plant in 14 Government Primary and High Schools in Tamil Nadu, 9,547 children now have access to clean water.
- More than 244 hand-pumps were installed at your Company's plants.
- The "Nirmal Gram Puraskar Award" (2009-10), a prestigious National award has been conferred upon S. R. Khangittai (Tamil Nadu), our model village.
- Over 200 individual household toilets were constructed in Papamkuppam and S. R. Khangittai (Tamil Nadu).
- Sanitary vending machines in six Government Secondary Schools installed by us at Gummidipoondi, have resulted in increased attendance of girls at the schools.

Infrastructure

- To conserve water and support agriculture, 67 ponds, check dams and bore-wells were constructed.
- At Jagdishpur, the renovation of 110 Government Primary Schools and facilitating the setting up of the mid-day meal kitchen at Veraval has attracted more children to the schools.
- The installation of 59 solar lamps at schools in Renukoot has been a boon to students.
- A community hall at Gummidipoondi, community health centres at Renukoot and Rishra and a 75,000 litre overhead tank at Veraval with adequate pipelines to the villages, have provided a welcome relief in these critical areas.

Sustainable livelihood

- At Jagdishpur, 43 students trained at the Birla Shaktiman Vocational Training Centre, this year have become entrepreneurs. Alongside, 30 leprosy cured patients have been rehabilitated. They have been integrated into the mainstream. All of them have taken to different trades to eke out a sustainable livelihood. Elsewhere in Bangalore, Gummidipoondi and Jagdishpur over 110 women trained by us have set up tailoring and zardosi embroidery and provision stores.
- To promote sustainable agriculture at Veraval, 17 farmer interest groups covering 160 farmers have been formed through a robust linkage with the Agriculture Technology Management Agency (ATMA). At Renukoot 150 farmers have been trained in modern agricultural practices.
- We linked 7,500 women through 500 Self Help Groups this year in our efforts towards women empowerment. This initiative has been undertaken at all of your Company's Units.

In all of our work, our goal is to bring in inclusive growth, collaborating with the Government and other stakeholders.


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SUSTAINABLE DEVELOPMENT : ENVIRONMENT RESPONSIBILITY



The challenges that the world faces on environment conservation, are indeed alarming. Just to highlight a few – climate change, the severity of droughts and floods, their impact on rain fed agriculture, the emission of greenhouse gases and our ability to pursue sustainable development. We in India are no exception to these issues. Environment conservation and sustainable development are continuously on your Company's radar. Hence these are integrated into its business strategies as well as its efforts towards fostering inclusive growth through its rural development and community initiatives.

Your Company's plants – the Rayon Plant at Veraval, Jaya Shree Textiles at Rishra, the Carbon Black Plants at Renukoot and Gummidipoondi and Insulator Plants at Rishra and Halol are all ISO 14000 EMS certified. Your Company's plants have also received the OHSAS 18001 Certification for Safety Management Systems and are SA 8000 certified for Social Accountability Standards.

An in-depth environmental audit is conducted at your Company's plants by professional Environment Auditors, The Central Salt and Marine Chemical Institute (Bhavnagar) – a Gujarat Pollution Control Board recognized Institute, GITCO-Ahmedabad and the Bureau of Indian Standards. Their Audit Reports validate our commitment to environment conservation. Additionally, trained environment systems auditors conduct periodic checks.

Your Company's **Rayon** Division is the only private Unit in the Saurastra Region (Gujarat) to operate its Marine pipeline independently. It is also the first in Viscose Filament Yarn and Caustic Soda manufacturing industries to adopt long term solutions for Waste Water Management.

To monitor the treatment of effluent quality at all times the latest version of online pH meter and magnetic flow meter were installed.The Rayon Unit is now recovering the sodium sulphate and zinc from the effluent water which reduces the water pollution load. Its Caustic Division is reckoned as a


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benchmark plant with the lowest rate of solid waste per ton of production and specific power consumption. This year onwards e-waste is being sold to Eco Recyclers Limited, Mumbai which has been approved by the Maharashtra Pollution Control Board, Mumbai for scientific disposal.

At your Company's **Insulators** Plant (Rishra, Kolkata), the entire cooling water used for the different heat exchangers is recycled. The cooling water passes through a closed loop with a cooling tower in a manner which ensures that the entire water is reusable.

Dual burners in kilns suitable for LPG and as well as coal gas have been introduced. Earlier kerosene oil was used for firing the kiln, LPG is a much cleaner fuel as it reduces the pollution level in the environment. Eco friendly bamboo is gradually replacing wood for packing the insulators as a better option seeing its durability and lifecycle. Sludge generated from the effluent treatment plant is recycled and sold to the cottage industries and as raw materials of low tension insulators industries.

Jayashree Textiles (Rishra) continues to receive Carbon Credits for its energy efficiency improvement projects registered under the UNFCC's Clean Development Mechanism projects.

At Hi-Tech Carbon Division Carbon in Gummidipoondi, an additional settling pond has been made for filtering storm and the Plant's waste water for reuse in gardening and cleaning activities.

Several initiatives have been launched towards reducing electricity consumption by totally overhauling the lighting system at the Plant and in the colony.

At your Company's **Fertilisers** Division, innovative mechanisms for environment protection are well in place. Process optimization, water conservation projects and using recycled treated effluent has substantially lowered the plant's water consumption. The Plant's water consumption level is comparable to world class Urea fertilizer plants globally. Indo Gulf Fertilisers is constantly earning carbon credits from its CDM (Clean Development Mechanism) projects.

Rain water harvesting continues to be a priority area for us. Water bodies in the catchment areas for rainwater storage and ground water recharging have been set up.

The greenbelt at our plants is simply awesome. Thousands of trees line our plants. At Veraval, the greenbelt covers more than 50% of the industrial complex. In most Plants, palm trees dot the horizon. At some points, you cannot even see the skyline. Only the leaves and the flowers and hear the cacophony of the birds. When you walk through this wooded ambience, you can never imagine that there would be a plant in the midst of nature.

Our Board, our Management and all of our colleagues are committed to living in harmony with nature.


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1. **Annual General Meeting**

Date and Time	:	6th August, 2010, at 11.00 a.m.
Venue	:	Registered Office Indian Rayon Compound Veraval - 362 266 Gujarat, India

2. **Financial Calendar**

Financial reporting for the quarter ending June 30, 2010	:	End July 2010
Financial reporting for the half year ending September 30, 2010	:	End October 2010
Financial reporting for the quarter ending December 31, 2010	:	End January 2011
Financial reporting for the year ending March 31, 2011	:	End April 2011
Annual General Meeting for the year ended March 31, 2011	:	June/July 2011

3. **Dates of Book Closure**	:	31st July, 2010 to 6th August, 2010 (both days inclusive)
4. **Dividend Payment Date**	:	2nd or 3rd week of August 2010
5a. **Registered Office**	:	Indian Rayon Compound Veraval – 362 266 Gujarat, India Tel: (02876) 245711/248495 Fax: (02876) 243220 Email:abnlsecretarial@adityabirla.com
5b. **Websites**	:	http://www.adityabirlanuvo.com http://www.adityabirla.com

6a. **Listing on Stock Exchanges at:**

Equity Shares	Global Depository Receipts (GDRs)
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai – 400 001	Luxembourge Stock Exchange Undertaking Societe de la Bourse de Luxembourg L-2011, Luxembourg
National Stock Exchange of India Ltd. "Exchange Plaza, "Plot No. C/1, G – Block Bandra-Kurla Complex, Bandra (East) Mumbai – 400 051	

Note: *Listing Fees has been paid to all the Stock Exchanges as per their schedule.*

6b. **Stock Code:**

	Stock Code	Reuters	Bloomberg
Bombay Stock Exchange	500303	ABRL.BO	ABNL IN
National Stock Exchange	ABIRLANUVO	ABRL.NS	NABNL IN
Global Depository Receipts (GDRs)		IRYN.LU	IRIG LX
ISIN of Equity Shares	INE069A01017		
ISIN of GDRs	US0070271137		


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6c. Overseas Depository for GDRs : Citibank N.A.
Depository Receipts
388 Greenwich Street
NEW YORK, NY – 10013, USA
Phone: 001212-657-8782
Fax: 212/825-5398

6d. Domestic Custodian of GDRs : ICICI Bank Limited
Securities Market Services,
F7/E7 1st Floor,
Empire Complex,
414, Senapati Bapat Marg,
Lower Parel,
Mumbai - 400 013
Phone: (+91-22) 66672000
Fax: (+91-22) 66672779/40

SHAREHOLDERS' INFORMATION

7. Stock Price Data:

Year/ Month	Bombay Stock Exchange Limited				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low	Close	Av. Volume	High	Low	Close	Av. Volume	High	Low	Close
	(In Rs.)			(In Nos.)	(In Rs.)			(In Nos.)	(In US$)		
2009											
April	627.65	441.05	528.10	52449.88	626.65	440.05	526.10	191793.88	20.23	18.24	20.23
May	956.50	500.00	928.10	79654.65	954.00	503.90	929.45	272787.75	18.76	17.35	18.24
June	1035.00	846.00	861.70	39114.36	1030.00	853.50	865.50	158192.27	21.19	18.18	18.33
July	920.00	725.10	875.15	33893.70	942.00	650.10	874.70	120879.17	19.59	18.04	18.85
August	1043.00	831.00	1006.40	104261.10	1043.80	829.05	1004.35	305487.05	18.72	16.32	17.94
September	1054.00	921.00	953.55	42185.55	1050.00	945.00	952.60	186889.75	21.38	16.84	16.84
October	1029.90	786.00	790.30	78990.45	1027.00	782.55	793.20	275155.85	20.95	19.51	19.91
November	879.50	762.20	832.60	39711.30	879.70	760.00	831.20	183278.25	20.80	17.79	20.58
December	918.90	826.20	876.30	49195.95	919.90	830.25	875.25	193363.33	18.54	15.52	18.32
2010											
January	973.65	805.15	846.15	65862.74	973.90	805.00	847.15	245628.00	21.37	18.00	18.00
February	891.45	785.60	840.85	21314.40	883.70	789.20	842.10	97157.60	19.82	10.38	19.82
March	919.95	835.00	908.70	32195.81	914.85	838.00	906.30	92197.43	11.73	8.99	10.58

8. Stock Performance (Indexed)


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9. **Stock Performance over the past few years:**

Absolute Returns (In %)			Annualised Returns (In %)		
(In Percentage)	1 Year	5 Years	(In Percentage)	1 Year	5 Years
Aditya Birla Nuvo	**103.69%**	**133.11%**	**Aditya Birla Nuvo**	**103.69%**	**18.44%**
BSE Sensex	80.54%	169.96%	BSE Sensex	80.54%	21.97%
NSE Nifty	73.76%	157. 86%	NSE Nifty	73.76%	20.86%

10. **Registrar and Transfer Agents:**

(For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
(Registration No. INR 000001815)

Investor Service Centre
Registered Office:
Indian Rayon Compound
Veraval - 362 266
Gujarat, India
Tel: (02876) 245711
Fax: (02876) 243220
E-mail: abnlsecretarial@adityabirla.com

11. **Share Transfer System** : Share transfers in physical form are registered normally within 2-3 days from the date of receipt, provided that the documents are clear in all respects.

Investor Relations & Finance Committee of the Board consider and approve transfer of above 5,000 shares under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers upto 5,000 shares under one transfer deed.

The total number of shares transferred in physical form during the year was 38,722 (Previous Year: 55,445). Majority of transfers were completed within 2-3 days from the date of receipt.

Transfer Period (in days)	2009-10				2008-09			
	No. of Transfers	No. of Shares	%	Cumulative Total %	No. of Transfers	No. of Shares	%	Cumulative Total %
1 – 5	584	28,787	70.87	70.87	1021	46,577	87.94	87.94
6-10	59	2,026	7.16	78.03	24	2,155	2.07	90.01
11-15	75	2,317	9.10	87.13	22	1,640	1.89	91.90
16-20	47	2,460	5.70	92.83	44	1,864	3.79	95.69
21-30	59	3,132	7.17	100.00	50	3,209	4.31	100.00
TOTAL	**824**	**38,722**	**100.00**	—	**1,161**	**55,445**	**100.00**	

No transfer is pending as on 31.03.2010.


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12. **Investor Services:**

(a) The Investor Service Centre of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by Intertek systems Certification, Mumbai, with effect from August 24, 2007, for a period of three years. This Certification testifies to the standards that the Company's Investor Services has achieved in complying with statutory and regulatory requirements and redressing investor grievances.

(b) Complaints received during the year :

Nature of complaints	2009-10		2008-09	
	Received	Cleared	Received	Cleared
Opening Balance	—	—	8	8
1) Transfer, Transmission, Duplicate	8	8	8	16
2) Dividend, Interest, Redemption, etc.	19	19	16	11
3) Annual Report	1	1	11	6
4) Demat – Remat	9	9	6	6
5) Rights Issue related	—	—	6	4
6) Others	—	—	4	5
Total	**37**	**37**	**56**	**56**

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of shares.

13. **Distribution of Shareholding as on 31st March, 2010:**

	2010				2009			
No. of Equity Shares Held	No. of Share-holders	% of Share-holders	No. of Shares Held	% Share-holdings	No. of Share-holders	% of Share-holders	No. of Shares Held	% Share-holdings
1-100	124,921	78.99	3,153,693	3.07	123,505	79.42	3,019,661	3.17
101-200	16,911	10.69	2,407,230	2.34	16,136	10.38	2,281,242	2.40
201 - 500	10,755	6.80	3,331,448	3.23	10,528	6.77	3,238,229	3.41
501-1000	3,248	2.05	2,276,088	2.21	3,144	2.02	2,184,151	2.30
1001-5000	1,944	1.23	3,655,691	3.55	1,859	1.20	3,455,589	3.64
5001-10000	132	0.08	920,870	0.89	117	0.08	798,801	0.84
10001 & above	252	0.16	87,264,522	84.71	208	0.13	80,031,617	84.24
Total	**158,163**	**100.00**	**103,009,542**	**100.00**	**155,497**	**100.00**	**95,009,290**	**100.00**


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14. Categories of Shareholding as on 31st March, 2010:

Category	2010				2009			
	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share-holdings	No. of Share-holders	% of Share-holders	No. of Shares Held	% of Share holdings
Promoters and Promoter group	21	0.01	47,444,697	46.06	21	0.01	39,444,787	41.52
UTI and other mutual funds	85	0.05	3,212,847	3.12	88	0.06	4,414,293	4.65
Banks, Financial Institutions and Insurance Companies	74	0.05	12,058,833	11.71	114	0.07	11,303,869	11.90
FIIs	171	0.11	17,608,829	17.09	147	0.08	19,487,623	20.51
NRIs/OCBs	5,865	3.71	1,174,067	1.14	5,789	3.72	1,168,909	1.23
GDRs	3	0.00	3,262,792	3.17	3	0.00	3,277,725	3.45
Other Corporates	2,245	1.42	4,050,738	3.93	1,767	1.14	2,390,139	2.52
Individuals	149,699	94.65	14,196,739	13.78	147,568	94.92	13,521,945	14.22
Total	**158,163**	**100.00**	**103,009,542**	**100.00**	**155,497**	**100.00**	**95,009,290**	**100.00**

15. Dematerialisation of Shares and Liquidity : The shares of the Company are required to be compulsorily traded in the dematerialised form. The shares of the Company are admitted for trading under both the Depository Systems in India–NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE069A01017. A total of 99,025,955 shares of the Company constituting 96.13% of the Issued and Subscribed Share Capital were dematerialised as on 31st March, 2010.

16. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on Equity : Outstanding GDRs as on 31st March, 2010, are 3,262,792 amounting to 3.17% of outstanding paid-up equity capital of the Company. Each GDR represents one underlying Equity Share. The Company has also issued and allotted 18,500,000 warrants on preferential basis to the Promoter and Promoter Group Companies. These warrants, entitle the holder thereof to apply for and obtain allotment of one equity share of the face value of Rs. 10/- each at a premium of Rs. 531.19 per share within a period of 18 months from the date of allotment. Out of 18,500,000 warrants, 8,000,000 warrants were converted into Equity Shares on exercise of option by the three allottees. Upon conversion of balance warrants into equity shares the Equity Capital will increase by Rs. 10.50 Crore and share premium of Rs. 557.75 Crore.

In respect of 18,800,000 warrants which were allotted on 21st February, 2008 at a price of Rs. 2,007.45, the holder of said warrant vide its letter dated 16th May, 2009 informed the Company that it would not exercise its options acquiring shares in respect of 18,800,000 warrants. Hence, the Company, in terms of relevant SEBI Guidelines has cancelled the said warrants and forfeited the sum of Rs. 377.41 Crores received upfront on such warrants.


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17. **Secretarial Audit:**

As stipulated by Securities and Exchange Board of India (SEBI), a qualified practicing Company Secretary carries out the Secretarial Audit to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. This audit is carried out every quarter, and the report thereon is submitted to stock exchanges, NSDL and CDSL, and is also placed before the Board of Directors.

18. **Plant Locations:**

Garments Division: Madura Garments MG House (Regent-Gateway) Plot No. 5B, Doddanekkundi Industrial Area, 1 Stage, Krishnaraja Puram Hobli, Brookefields, Bangalore - 560 048 Phone: (080) - 67271600 Fax: (080) - 67272626	**Rayon Division:** Indian Rayon Division Veraval - 362 266, Gujarat Phone : (02876) 245711/248401 Fax: (02876) 243220 E-mail: irilveraval@adityabirla.com
Carbon Black Division: Hi-Tech Carbon Murdhwa Industrial Area, P.O. Renukoot, 231 217, Dist. Sonbhadra, Uttar Pradesh Phone: (05446) 252387 to 391 Fax: (05446) 252502/252858 E-mail: hitechr@adityabirla.com Hi-Tech Carbon K-16, Phase II, SIPCOT Industrial Complex, P.O. Gummidipoondi - 601 201, Dist. Tiruvallur - Tamil Nadu Phone: (044) 27989233 to 36 Fax: (044) 27989129/27989116 E-mail: htcgmpd@vsnl.com Hi-Tech Carbon Village : Lohop, Patalganga, Taluka : Khalapur, Dist. Raigad - 410 207, Maharashtra, India	**Fertilisers Division:** Indo Gulf Fertilisers, P.O. Jagdishpur Industrial Area, Dist. Sultanpur - 227 817, Uttar Pradesh, India Phone: (05361) 270032-38 Fax: (05361) 270165 & 270595 E-mail: igfl@adityabirla.com **Insulators Division:** Aditya Birla Insulators P.O. Meghasar Taluka Halol, Dist. Panchmahal, Gujarat - 389 330 Phone: (02676) 221002 Fax: (02676) 223375 E-mail: abi@adityabirla.com Aditya Birla Insulators P.O. Prabhas Nagar, Rishra, Dist. Hoogly - 712 249, West Bengal Phone: (033) 26723535 Fax: (033) 26722705 E-mail: abi@adityabirla.com
Textiles Division: Jaya Shree Textiles P.O. Prabhasnagar - 712 249, Dist Hooghly, West Bengal Phone: (033) 26721146 Fax: (033) 26721683/26722626 E-mail: jayashree.abn@adityabirla.com	

19. Investor Correspondence:

Other than Secretarial Matters	:	Chief Financial Officer Aditya Birla Nuvo Limited Corporate Finance Division Aditya Birla Centre, A Wing, 4th Floor S. K. Ahire Marg, Worli, Mumbai - 400 030 Phone: (022) 6652 5000/2499 5000 Fax: (022) 6652 5821/2499 5821 E-mail: nuvo.cfd@adityabirla.com/ nuvo-investors@adityabirla.com
On Secretarial and Investor Grievance Matters	:	The Company Secretary Aditya Birla Nuvo Limited Registered Office: Investor Service Centre Indian Rayon Compound Veraval - 362 266, Gujarat, India E-mail: abnlsecretarial@adityabirla.com Corporate Office: A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai - 400 030 Phone: (022) 6652 5585 Fax: (022) 6652 5821/2499 5821 E-mail: abnlsecretarial@adityabirla.com

20. Per Share Data:

	2009-10	2008-09	2007-08	2006-07	2005-06
Net Earnings (Rs. Crore)	283.40	137.43	243.07	224.97	186.93
Cash Earnings (Rs. Crore)	457.20	282.34	409.41	360.45	291.82
EPS (Rs.)	28.81	14.46	26.05	25.60	24.48
CEPS (Rs.)	46.48	29.72	43.88	41.02	38.22
Dividend Per Share (Rs.)	5.00@	4.00	5.75	5.50	5.00
Dividend Payout (on Net Earnings) (%)	20.98	30.87	26.29	26.02	25.47
Book Value Per Share (Rs.)	452.53	433.82	423.51	334.87	264.38
Price to Earnings (NSE)	31.46	30.77	53.60	41.83	30.56
Price to Cash Earnings (NSE)	19.50	14.97	31.82	26.11	19.57
Price to Book Value (NSE)	2.00	1.03	3.30	3.20	2.83

@ Recommended by Board for approval of shareholders at ensuing AGM.


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21. Investor Services:

1. Equity shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested, in their own interest, to consider demateralisation of their shareholding so as to avoid inconvenience in future.

2. Shareholders/Beneficial Owners are requested to quote their Folio No./DP and Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences, regarding securities of the Company, should be addressed to the Investor Service Centre of the Company situated at the Registered Office of the Company at Indian Rayon Compound, Veraval. Company has also designated an exclusive E-mail ID: abnlsecretarial@adityabirla.com for effective investor's services where they can register their complaints/queries and requests for speedy and prompt redressal.

3. Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number with proof of address and Bank Account Details promptly by written request under the signatures of sole/first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, bank details, nomination, power of attorney, etc., directly to their DP.

4. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

5. Non-resident members are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialised form:
   - Indian address for sending all communications, if not provided so far;
   - Change in their residential status on return to India for permanent settlement;
   - Particulars of the Bank Account maintained with a bank in India, if not furnished earlier;
   - E-mail ID and Fax No(s), if any.

6. In case of loss/misplacement of shares, investors should immediately lodge FIR/Complaint with the Police and inform to the Company along with original or certified copy of FIR/Acknowledged copy of Police complaint.

7. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

8. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate the possibility of difference in signature at a later date.

9. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

10. Section 109A of the Companies Act, 1956, extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including E-mail on abnlsecretarial@adityabirla.com

11. Shareholders are requested to visit the Company's website www.adityabirlanuvo.com for —
    - Information on investor services offered by the Company.
    - Downloading of various forms/formats, viz., Nomination Form, ECS Mandate Form, Indemnity, Affidavits, etc.

12. In terms of a notification issued by the Reserve Bank of India, with effect from 1st October, 2009, remittance of dividend through ECS is replaced by National Electronic Clearing Service (NECS). Banks have been instructed to move to the NECS platform. The advantages of NECS over ECS include faster credit of remittance to the beneficiary's account, coverage of more bank branches and ease of operations.

    NECS essentially operates on the new and unique bank account number, allotted by banks post implementation of Core Banking Solutions (CBS) for centralised processing of inward instructions and efficiency in handling bulk transactions.

    To enable remittance of dividend through NECS, Members are requested to provide their new account number allotted to them by their respective banks after implementation of CBS. The account number must be provided to the Company in respect of shares held in physical form and to the Depository Participants in respect of shares held in electronic form."

13. Shareholders are requested to give their valuable suggestions for improvement of Company's investor services.



Dear Shareholder,

We are pleased to present the **53rd Annual Report** together with the audited accounts of your Company for the financial year ended 31st March, 2010.

With the GDP growth at 7.4% during 2009-10, India continued to remain one of the fastest growing economies in the world. The strong recovery in IIP growth, consumer spending, FII investments and capital inflows through IPOs and private placements reflects improved confidence in the Indian economy and signifies a positive outlook going forward.

CONSOLIDATED FINANCIAL PERFORMANCE

Driven by a strong focus on achieving profitable growth across the businesses, your Company has posted excellent operating results during the year. The **consolidated net revenues** of your Company has crossed Rs. 15,000 Crore mark. It has achieved highest ever **consolidated EBITDA** at Rs.1,686 Crore which has almost doubled from Rs. 867 Crore attained in the previous year. The earnings growth was driven by improved profitability in the manufacturing businesses coupled with reduced losses in the Life Insurance, IT-ITeS and Fashion & Lifestyle businesses. As a result, your Company posted **consolidated net profit** of Rs.155 Crore *vis-à-vis* net loss of Rs. 436 Crore in the previous year – registering a swing of about Rs. 600 Crore.

Led by improved earnings coupled with equity infusion by the promoters, your companys's balance sheet has also been strengthened.

The **Financial Services** business was the major contributor to the top-line as well as the bottom-line growth. With the launch of Private Equity fund, Aditya Birla Financial Services ("ABFS") has now spread its wings across a wide spectrum of financial services space.

- Combined together, revenues of Aditya Birla Financial Services grew by 23% to Rs. 5,850 Crore. Combined Assets Under Management (AUM) grew by 42% to Rs. 82,140 Crore. Net profit, excluding Life Insurance, has more than doubled.
- The net loss and capital requirements of Birla Sun Life Insurance Company Ltd., reduced considerably driven by better expense management and growth in renewal premium. its AUM grew by 76% to Rs. 16,130 Crore.
- The average AUM of Birla Sun Life Asset Management Company Ltd. crossed Rs. 65,000 Crore – achieving 34% growth over last year.

In the **Telecom** business, Idea Cellular Ltd. became pan India player by launching remaining seven service areas. Idea ranks 3rd in terms of wireless revenue market share, which stands enhanced from 11.7% to 12.6% during 2009-10 amidst hyper-competition. Even after absorbing the competitive pressure on realised rate per minute and launch of new circles, net profit grew from Rs. 882 Crore to Rs. 954 Crore. In the recently concluded 3G auction, Idea has won 3G spectrum for 11 service areas which contribute 80% of its existing 2G revenues.

In the **IT-ITeS** business, Aditya Birla Minacs strengthened its business solutions capabilities with the acquisition of U.K. based Compass BPO Limited and U.S. based Bureau of Collection Recovery, LLC. Led by a strong focus on cost rationalisation, the **IT-ITeS** and **Fashion & Lifestyle** businesses achieved significant improvement in EBITDA to the tune of Rs.100 Crore and Rs.150 Crore respectively over the previous year.

Manufacturing businesses, combined together, have posted highest ever EBITDA at Rs. 748 Crore. The Greenfield Carbon Black project at Patalganga with a capacity of 85,000 MTPA was completed in end May 2010, thereby taking the total capacity to 315,000 MTPA.

STANDALONE FINANCIAL PERFORMANCE

The **standalone net income from operations** remained flat at Rs.4,827 Crore. This was largely because peak input and fuel prices prevailing during the previous financial year led to higher subsidies in the Agri-business in the last year. The **standalone EBITDA** grew from Rs.619 Crore to Rs.835 Crore supported by improved earnings in the Carbon Black, Fashion & Lifestyle, Rayon and Textiles businesses. Net profit grew from Rs.137 Crore to Rs.283 Crore.

Equity infusion through Preferential Allotment strengthened balance sheet

Your Company issued and allotted 18.5 million warrants to the Promoter Group Companies on a preferential basis in June 2009 on receipt of Rs. 250 Crore as 25% application money. The Promoter Group further infused Rs. 325 Crore (being


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balance 75% amount payable) on conversion of 8 million warrants into equity shares on 30th October, 2009. As a result, the paid up capital of your Company increased from Rs. 95 Crore to Rs. 103 Crore on allotment of 8 million equity shares.

Restructuring of Fashion & Lifestyle business to derive operational synergies

In order to achieve utmost synergy and efficiency of operations and management, your Company strengthened its Fashion & Lifestyle business, by merger of its subsidiaries "Madura Garments Exports Ltd." and "MG Lifestyle Clothing Company Pvt. Ltd.", into the Company. Further, the domestic business of "Peter England Fashions and Retail Ltd." has also been demerged with your Company. On receipt of requisite approvals, the composite scheme of merger/demerger has been made effective from 1st January, 2010 (the "Appointed Date").

The business-wise performance review, outlook and strategy have been spelt out in depth in the Management Discussion and Analysis section, which forms part of the Annual Report.

(Rs. Crore)

	Consolidated		Standalone	
	2009-10	**2008-09**	**2009-10**	**2008-09**
Profit before Depreciation/Amortisation and Tax	**1024.05**	**146.37**	**500.40**	**328.26**
Depreciation and Amortisation	866.48	695.64	180.10	165.96
Profit/(Loss) before Tax	**157.57**	**(549.27)**	**320.30**	**162.30**
Provision for Taxation (Net)	114.00	81.05	36.90	24.87
Net Profit/(Loss) before Minority Interest	**43.57**	**(630.32)**	**283.40**	**137.43**
Minority Interest in the loss of consolidated subsidiaries	(111.03)	(194.59)	—	—
Share of Profit/(loss) of Associate	(0.04)	—	—	—
Net Profit/(Loss)	**154.56**	**(435.73)**	**283.40**	**137.43**
Balance brought forward	(1112.61)	(642.48)	86.03	21.06
Amount transferred on change in stake in Subsidiaries/Joint venture and Mergers	(105.20)	50.37	(139.60)	—
Profit available for Appropriation	**(1063.25)**	**(1027.84)**	**229.83**	**158.49**
Appropriations :				
Proposed/Interim Dividend	53.26	41.01	51.51	38.00
Corporate Tax on Dividend	8.86	7.18	7.95	4.43
General Reserve	100.00	13.75	100.00	13.75
Debenture redemption reserve	53.19	16.28	53.19	16.28
Special Reserve	6.40	6.55	—	—
Surplus/(Deficit) carried to Balance Sheet	(1284.96)	(1112.61)	17.18	86.03
	(1063.25)	**(1027.84)**	**229.83**	**158.49**


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DIVIDEND

Your Directors recommend for your consideration a dividend of Rs. 5/- per Equity Share of Rs.10/- each and Rs 6/- per Preference share of Rs 100/- each issued on 10th March, 2010 on pro rata basis as the same were issued during the year for the financial year ended 31st March, 2010.

The final outgo on dividend is as under –

(Rs. Crore)

	2009-10	2008-09
On 1,03,009,542, fully paid-up Equity Shares of Rs.10/- each, @ Rs. 5.00/- per share and On 10,000, fully paid-up Preference Shares of Rs 100/- each, @ Rs 6.00/- per share on pro-rata basis	51.51	—
(Previous Final dividend on 95,009,290 fully paid-up Equity Shares of Rs.10/- each @ Rs. 4.00/- per share)	—	38.00
Corporate Dividend Tax	7.95	4.43

FINANCE

Your Company raised long-term loan aggregating to Rs. 140 Crore by way of foreign currency borrowings and Rs. 200 Crore by way of Non-Convertible Debentures.

During the year, Term Loan aggregating to Rs. 428 Crore and Commercial papers aggregating to Rs. 900 Crore (net) were repaid.

Standalone Net Debt to EBITDA reduced significantly from 5.9 times as on 31st March, 2009 to 4.1 times on 31st March, 2010 resulting from equity infusion by Promoters, improved profitability and debt repayments.

HUMAN RESOURCES

Your Company continuously strives to foster a culture of high performance. Your Management has infused a lot of rigor and intensity in its people development processes and in honing skill sets. Its HR processes are absolutely aligned to organizational goals.

The implementation of People Soft HRMS (Human Resource Management System), the variable pay plan and job bands have been institutionalized.

Ongoing learning, refreshing HR systems in line with global benchmarks, aligning rewards and recognition with performance, have enabled your Company sustain its reputation of a meritocratic organization.

The Group's Corporate Human Resources function has played and continues to play an integral role in your Company's Talent Management Processes.

CONSOLDATED FINANCIAL RESULTS

Consolidated Financial Statements pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges and prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, are attached for your reference.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to good corporate governance practices and adheres to all the major stipulations laid down by the SEBI Corporate Governance Practices.

This Annual Report contains a section on Corporate Governance highlighting adherence to the SEBI Code on Corporate Governance.

Your Company's Statutory Auditors' Certificate confering compliance with Clause 49 of the Listing Agreement with Stock Exchanges is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of the Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;


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global business solutions



Server
Manager
Designer
Database 3

Manufacturing and Retail

Telecom, Media and Entertainment

High Tech

Banking and Financial Services

Insurance and Healthcare

Public Sector

Aditya Birla Minacs partners with clients to directly impact their revenues, operating margins and customer service through our exceptional industry, technology and process expertise. This is at the core of our long partnerships with global clients, including many Fortune 500 giants.

Minacs' business solutions drive our clients' value chains. Spanning their customer lifecycle management processes, from marketing solutions, sales and order management, technical, product and channel support, customer care and loyalty programs, collections, and enterprises services, like finance and accounting, procurement and IT.

Along with its IT business, Minacs IT Services (formerly PSI Data Systems) and its F&A business (including the recently acquired Compass BPO), Aditya Birla Minacs employs more than 14,500 people across 29 global delivery locations in North America, Europe and Asia.



ADITYA BIRLA
minacs

inspired. insight.

www.minacs.adityabirla.com



iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) the Directors have prepared the annual accounts on a 'going concern basis'.

SUBSIDIARY COMPANIES

During the year, LIL Investment Ltd., Compass BPO Ltd., UK, Compass BPO Inc., USA, Compass Business Process Outsourcing Ltd., India and Compass BPO FZE, UAE became subsidiaries of the Company.

During the year, Madura Garments International Brands Company Ltd., Madura Garments Exports Ltd., (since merged with the Company), MG Lifestyle Clothing Company Private Ltd., (since merged with the Company) LIL Investment Limited ceased to be the subsidiaries of the Company.

To reflect group's strong parentage and commitment to its businesses, as also to signify the nature of business, the names of following subsidiary companies were changed:-

Sr. No	Former name	New name
1.	Apollo Sindhoori Capital Investments Ltd.	Aditya Birla Money Ltd.
2.	Apollo Sindhoori Commodities Trading Ltd.	Aditya Birla Commodities Broking Ltd.
3.	PSI Data Systems Ltd.	Aditya Birla Minacs IT Services Ltd.
4.	Laxminarayan Investment Ltd.	ABNL Investment Ltd.
5.	Birla Sun Life Distribution Company Ltd.	Aditya Birla Money Mart Ltd.
6.	Birla Global Finance Company Ltd.	Aditya Birla Finance Ltd.
7.	BSDL Insurance Advisory Services Ltd.	Aditya Birla Money Insurance Advisory Services Ltd.
8.	Birla Technologies Ltd.	Aditya Birla Minacs Technologies Ltd.

In line with the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Report of the Auditors of the subsidiary companies have not been attached to the Balance Sheet of the Company as at 31st March, 2010.

The Annual Accounts of the subsidiary companies are open for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary Company. Any shareholder / investor of subsidiary Company, who wishes to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company so that the needful can be done.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

As mentioned last year, in terms of ESOS – 2006, the ESOS Compensation Committee granted Stock Options to the Whole Time Directors and employees of the Company, including 10,770 Options to some employees of the Subsidiary Companies, in two tranches. Out of the total options granted, 1,20,746 options have lapsed so far. As on 31st March, 2010, 2,08,627 options are outstanding which are convertible into shares on exercise of option for conversion as per schedule of vesting.

Details of the options issued under ESOS - 2006, as also the disclosures in compliance with Clause 12 of Securities and Exchange Board of India (Employees Stock Option Scheme) Guidelines 1999 are set out in the Annexure B to this report.

FIXED DEPOSITS

Your Company was accepting fixed deposits from the employees. Acceptance of such fixed deposits has been discontinued from January 2009 onwards. The total outstanding deposits are Rs. 0.80 Crore as at 31st March, 2010.


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The erstwhile Birla Global Finance Ltd. (since amalgamated with the Company) had accepted deposits from the public till May 2005. Of the total matured fixed deposits, as on 31st March, 2010, there were unclaimed fixed deposits of Rs. 4.66 lacs. These unclaimed deposits are kept in a separate earmarked bank account.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1) (e) of the Companies Act, 1956, is set out in a separate statement attached to this Report (Annexure C) and forms part of it.

In accordance with the provisions of Section 217(2A) read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' Report, as an addendum thereto. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and accounts as therein set out, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the Company.

DIRECTORS

Mr. Arun Maira, who was appointed as a Director on August 4, 2008, resigned w.e.f. July 23, 2009 to join the Planning Commission of India as its Member.

Mr. H. J. Vaidya, Director of the Company since 14th July, 1967, expressed his inability to continue as Director of the Company on account of ill-health and resigned w.e.f. 1st April 2010.

The Board places on record its sincere appreciation of the valuable services rendered by Mr. Arun Maira and Mr. K. K. Maheshwari, Whole-time Director of the Company resigned w.e.f. 20th May, 2010. Mr. H. J. Vaidya during their tenure as directors of the Company.

Ms. Tarjani Vakil, Mr. G. P. Gupta and Mr. S. C. Bhargava Directors of the Company retire from office by rotation, and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Resolutions seeking appointment of Ms. Tarjani Vakil, Mr. G.P Gupta and Mr. S. C. Bhargava have been included in the Notice of ensuing Annual General Meeting together with their brief details.

AWARDS AND RECOGNITION

Your Company has been the proud recipient of the following awards and recognitions –

- **INDIAN RAYON DIVISION**
  - Gold Award in Chemical Sector for outstanding achievement in Environment Management from Greentech Foundation, Kerala.
  - Excellent Energy Efficient Unit Award under the National Energy Management Award, 2009.
  - Environment Excellence Award in Chemical Sector from Greentech Foundation.
  - National Award for Excellence in Energy Management 2009 from Confederation of Indian Industry.
  - ISO 9001:2000 Certification awarded for conforming to the Quality Management System Standard by DET NORSKE VERITAS.
  - OHSAS 18001:2007 Certificate awarded by DET NORSKE VERITAS for conforming to the Occupational Health and Safety Management System Standard.
  - ISO 14001:2004 Certificate from UL DQS Inc. for implementation and maintenance of – Environmental, Responsible Care & Health, Safety and Security Management System.
  - Social Accountability 8000:2008 Certification received from DET NORSKE VERITAS for conforming to the Social Accountability Standard in manufacturing category.
- **JAYA SHREE TEXTILES DIVISION**
  - SHE Award for Best Entry (Small & Medium Scale) from Confederation on Indian Industry.
- **INDO GULF FERTILISERS DIVISION**
  - The FAI Runner-up Award for Best Production Performance of Nitrogenous Fertiliser from Fertiliser Association of India.


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- ISO 9001:2008 Certification from AFNOR Certification for meeting the requirements of Quality Management System
- ISO 14004:2004 Certification from AFNOR Certification for meeting requirements of Environment Management System
- OHSAS 18001:2007 from AFAQ-EAQA Limited for complying with the requirements of Occupational Health & Safety Management System (OHSAS 18001:2007)
- ISO / IEC / 27001:2005 Certification from Bureau Veritas Certification for Management of Information Security for all operations.

■ **MADURA GARMENTS DIVISION**

- Peter England was awarded Second Best "Brand Equity- Most Trusted Brands 2009" in Apparel segment.
- Louis Philippe received Partner's Choice Award in Men's Formal Wear category, by Central Icons.

■ **ADITYA BIRLA INSULATORS DIVISION – RISHRA**

- Certificate of Merit in IMC Ramakrishna Bajaj National Quality Awards 2009 in manufacturing category.
- Bronze-Level Recognition received by Quality Circle Team "Kiran" in International Convention on Quality Circle held in Philippines.

■ **ADITYA BIRLA INSULATORS DIVISION – HALOL**

- TOP Award in the category of 'Product covered by the Ceramic and Allied Products including Refractories Panel' received from Chemicals and Allied Products Export Promotion Council.

■ **HI TECH CARBON DIVISION – RENUKOOT**

- 'Excellent'-level recognition received by the Quality Circle Teams, "Asset & Dynamic" in the National Level Competition, at Bangalore.

AUDITORS

The observations made in the Auditors' Report are self-explanatory and therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying notice of the Annual General Meeting.

APPRECIATION

Your Directors take this opportunity to express their sincere appreciation for the excellent support and co-operation extended by the shareholders, customers, suppliers, bankers and other business associates. Your Directors gratefully acknowledge the ongoing co-operation and support provided by Central and State Governments and all Regulatory bodies.

Your Directors place on record their deep appreciation for the exemplary contribution made by employees at all levels. Their dedicated efforts and enthusiasm have been pivotal to your Company's growth.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai
3rd June, 2010


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ANNEXURE 'A' TO THE DIRECTORS' REPORT

To

The Members of Aditya Birla Nuvo Limited

1. We have examined the compliance of conditions of Corporate Governance by Aditya Birla Nuvo Limited ('the Company') for the year ended March 31, 2010, as stipulated in clause 49 of the Listing Agreement of the Company with Stock Exchanges.

2. The compliance of conditions of Corporate Governance is the responsibility of the management. Our

   examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

3 In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

4. We further state that such compliance is neither an assurance as to the future viability of the Companynor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants
Firm Registration Number:105146W

Per Shivji K. Vikamsey
Partner (F-2242)

Mumbai
June 3, 2010

For S. R. BATLIBOI & CO.
Chartered Accountants
Firm Registration Number:301003E

Per Vijay Maniar
Partner (F-36738)

Mumbai
June 3, 2010

Disclosure pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme) Guidelines, 1999

Nature of disclosure		Particulars
a)	Options granted	3,29,373
b)	The pricing formula	Tranche 1: The exercise price was determined by averaging the daily closing price of the Company's equity shares during 7 days immediately preceding the date of grant and discounting it by 10%. Exercise price - Rs. 1,180 per option Tranche 2: The exercise price was the closing market price, prior to the date of grant – Exercise price - Rs. 1,802 per option.
c)	Options vested	96,273
d)	Options exercised	NIL
e)	The total number of shares arising as a	
	result of exercise of options	NIL
f)	Options lapsed	1,20,746
g)	Variation of terms of options	NIL
h)	Money realized by exercise of options	NIL
i)	Total number of options in force	208,627
j)	Employee-wise details of options granted:	
	i) Senior managerial personnel:	Dr. Rakesh Jain :- 13,470 Mr. K.K.Maheshwari :- 63,600
	ii) Any other employee who received a grant in any one year of option amounting to 5 % or more of options granted during that year	NIL
	iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	NIL
k)	Diluted Earnings Per Share	NA


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<table>
<tr>
<td>l)</td>
<td>The impact of this difference on profits and on EPS of the company</td>
<td>The effect of adopting the fair value on the net income and earnings per share for 2009-10 is as presented below:
<table>
<tr><th>Particulars</th><th>Rs. (in Crs.)</th></tr>
<tr><td>Net Income</td><td>283.40</td></tr>
<tr><td>Add:
Intrinsic Value Compensation Cost</td><td>0.10</td></tr>
<tr><td>Less:
Fair Value Compensation Cost</td><td>3.16</td></tr>
<tr><td>Adjusted Net Income</td><td>280.34</td></tr>
</table>
<table>
<tr><th>Earnings Per share *</th><th>Basic (in Rs.)</th><th>Diluted (in Rs.)</th></tr>
<tr><td>As Reported :</td><td>28.81</td><td>27.62</td></tr>
<tr><td>As Adjusted :</td><td>28.49</td><td>27.32</td></tr>
</table>
*Subject to change of Net Income</td>
</tr>
<tr>
<td>m)</td>
<td>(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock</td>
<td>Options granted under Tranche 2
Weighted average exercise price (Rs.) : 1,802.00
Weighted average fair value (Rs.) : 825.67</td>
</tr>
<tr>
<td></td>
<td>(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less then the market price of the stock</td>
<td>Options granted under Tranche 1
Weighted average exercise price (Rs.) : 1,180.00
Weighted average fair value (Rs.) : 591.53</td>
</tr>
<tr>
<td></td>
<td>(iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise exceeds the market price of the stock</td>
<td>NIL</td>
</tr>
<tr>
<td>n)</td>
<td>A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:</td>
<td></td>
</tr>
<tr><td></td><td>(i) risk-free interest rate (%)</td><td>7.78</td></tr>
<tr><td></td><td>(ii) expected life (No. of years)</td><td>5</td></tr>
<tr><td></td><td>(iii) expected volatility (%)</td><td>38</td></tr>
<tr><td></td><td>(iv) dividend yield (%)</td><td>0.52</td></tr>
<tr><td></td><td>(v) the price of the underlying share in market at the time of option grant</td><td>Tranche 1: Rs. 1,283
Tranche 2: Rs. 1,949</td></tr>
</table>



Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:

	UNITS	CURRENT YEAR	PREVIOUS YEAR
1. Electricity			
(A) Purchased - Units	KWH in Lakh	1058.61	986.23
Total Amount	Rs. in Lakh	4590.24	4007.81
Rate per Unit	Rs.	4.34	4.06
(B) Own Generation			
(i) Through Diesel Generator - Units	KWH in Lakh	432.74	200.31
Unit per Ltr. of Diesel Oil	—	2.42	2.30
Cost per Unit	Rs.	7.53	8.44
(ii) Through Steam Turbine/Generator - Units	KWH in Lakh	5436.36	3859.43
Unit per Ton of Steam Coal	—	0.42	0.80
Cost per Unit	Rs.	1.62	2.75
(iii) Through Gas Turbine	MWH	174987.20	177060.60
Natural Gas + Naphtha	KWH/MCAL	550.30	551.73
Cost per Unit	Rs./KWH	2.79	4.77
2. Coal (Grade B, C and D)(used in Boilers)			
Quantity	'000 Tonne	274.80	261.82
Total Cost	Rs. in Lakh	8747.74	10626.06
Average Rate	Rs. per Tonne	3183.39	4058.59
3. Furnace Oil			
Quantity	K.Ltr.	18950.61	12032.96
Total Amount	Rs. in Lakh	4555.32	3338.63
Average Rate	Rs. per K.Ltr.	24037.85	27745.73
4. Natural Gas	—		
Quantity	'000 Sm3	133703.77	111465.31
Total Amount	Rs. in Lakh	17406.70	21505.03
Average Rate	Rs./1000 Sm3	13018.85	19293.02
5. Naphtha			
Quantity	MT	18110.89	25511.95
Total Amount	Rs./Lakh	5981.98	9615.98
Average Rate	Rs./MT	33029.74	37692.07


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(B) Consumption per Unit of Production:	Production Unit	CURRENT YEAR	PREVIOUS YEAR
1. Electricity (KWH)			
Viscose Filament Rayon Yarn	MT	4224.00	4102.00
Other Yarns	MT	6919.00	6805.20
Caustic Soda	MT	2336.00	2423.00
Fabrics	'000 Mtr.	1732.10	1889.20
Carbon Black	MT	408.94	457.88
Urea	MT	166.90	162.65
Insulators	MT	842.00	913.00
2. Furnace Oil (Kilo Ltr.)			
Viscose Filament Rayon Yarn	MT	0.58	0.20
Other Yarns	MT	28.10	70.90
Insulators	MT	0.25	0.28
3. Coal (Grade B, C and D)			
Viscose Filament Rayon Yarn	MT	2.03	3.17
Other Yarns	MT	408.50	586.30
Fabrics	'000 Mtr.	9.70	8.40
4 Natural Gas			
Insulators	Sm3	794.19	0.00
Urea	Sm3	114.04	103.99
5. Naphtha	kg	16.50	23.84

Information under Section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ended 31st March, 2010.

A. CONSERVATION OF ENERGY

a) Energy conservation measures taken:

In line with the Company's declared commitment towards conservation of natural resources, all business units have continued with their efforts to improve energy usage efficiencies.

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices.

Steps taken by various divisions of the Company in the direction are as under:-

i) Rayon Division

- Waste heat recovery from flash steam in after-treatment department for heating of water.
- Modification in Multi Stage Flash Evaporator caustic circulation line for reduction in steam consumption.
- Optimizing the nozzle sizes of vacuum equipments for reduction in steam consumption.
- Heat recovery through Heat evaporator during return spin bath process.
- Increasing the capacity of fast effect heater in anhydrous evaporator for reduction in steam consumption.

ii) Carbon Black Division

- Energy conservation at Gummidipoondi Division by installing Conzerve make coolite for lightings in total plant areas, the lighting occupancy sensor in unmanned plant buildings and rooms, VFD-6nos for plant equipment after identifying the potential, the energy efficiency motors- 17nos

iii) Textiles Division

- Modified autoclave machine as electrical heating system in place of steam heating by boiler.
- Replaced five nos. of stream traps and ensuring regular monitoring.
- Modified pipe line of chiller plant so as to maintain temperature.
- Replaced oil fired boiler with coal-fired boiler.

iv) Fertilisers Division

- Initiated performance evaluations for turbines, compressor, Heat Exchangers, Boilers etc. are carried out to ensure optimum utilisation of energy.

v) Insulators Division

a) Rishra

- Saving of electricity consumption at various places through installation of Variable Frequency Drives (VFDs) and timer based operation of high energy consuming equipments.
- Achieved increase in the capacity of body-ball mill by 8% and quartz-ball mill by 25% and thus reduced the specific power consumption in slip house.

b) Halol

- Conversion of all kilns to Natural Gas firing from liquid fuel firing.
- Reduction in Cycle Hours of shuttle Kilns
- Use of Hot air in Cementing Booths
- Use of Hot air in Grog Dryer
- Installation of AC drives in willet pumps in slip house.
- Installation of AC variable frequency drives in shuttle kilns blowers.
- Optimizing the compressor efficiency for plant process air
- Replacement of High-Pressure Mercury-Vapor (HPMV) lights by metal halide lights.
- Stopped the kiln compressors after switching in gas fuel from liquid fuel in kiln


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b) Additional Investments & Proposals, if any, being implemented for reduction of consumption of Energy.

i) Rayon Division

- Installation of VFD in Fresh Air Fans and exhaust fan in After Treatment plant for reduction in power consumption.
- Installation of VFD in Fresh Air Fan and Exhaust Fan in textile packing department for reduction in power consumption.
- Installation of VFD in Viscose Cooling Tower fan for reduction in power consumption.
- Installation of Light-Emitting Diode (LED)-based light fittings in place of tube lights for reduction in power consumption.
- Replacement of old and inefficient Air-conditioners by energy efficient for reduction in power consumption.

ii) Carbon Black Division

- Installation of VFD for Bolier-3 feed water pump

iii) Fertilisers Division

- In the process of finalisation of various energy saving and techno-economically viable schemes.

iv) Insulators Division (Halol)

- Conversion of Brick lining to fiber lining in two Shuttle Kilns.
- Installation of Recuperator in K-6.
- Conversion of all oil-fired dryers to Thermic fluid heating system.
- Conversion of Brick pillars of Kiln No.4 cars to Sic pillars.

c) Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The energy conservations measures taken in **Rayon Division** have resulted in energy saving and consequent decrease in the cost of production.

The energy conservation measures taken in **Carbon Black Division** have resulted into energy saving and consequent reduction in cost of production.

The above measures taken in **Insulators Division** have resulted into energy saving, reduction in power consumption & power loss and consequent reduction in cost of production.

The Energy conservation measures taken by **Fertilisers Division** have resulted in reducing the energy consumption in the fertiliser complex. Besides these measures, have led to reduction in consumption of fossil fuel (natural gas/naphtha) and consequential reduction in Co2 gas emission, a green house gas, thus abating global warming.

The energy conservations measures taken in **Textiles Division** has resulted in energy saving and consequent decrease in cost of production.

d) Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A:

As per annexure attached.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption – as per Form B given below:

Form – B

1) RESEARCH AND DEVELOPMENT

a) Specific areas in which research & development (R&D) is being carried out

i) Rayon Division

- Developed and launched Lakshya Yarn in Embroidery & High tenacity yarn segment.
- Yarn trials are being taken in knitting segment, which is comparatively a new segment for Viscose Filament Yarn (VFY) in India.
- Optimizing the key technical parameters of different segments like Embroidery & Knitting and joint projects with customers to improve upon the intrinsic quality of the yarn.


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- Study on different recipes for Viscose for improving quality and optimizing composition.
- Trials taken in Pilot plant with different pulps to develop alternative Suppliers of soft wood pulp.
- Developed Super fine denier yarns both in Pot Spun Yarn (PSY) as well as Continuous Spun Yarn (CSY).
- Dehumidifiers installed in at for low temperature drying of cakes to enhance the quality in terms of whiteness and brightness of the yarn.
- Automation of Dye units in spinning by installing dye to viscose ratio controller for reducing shade variation.
- Focus enhanced on 200 chosen shades to improve the repeatability and reproducibility of the dyed yarn and new "Denier wise shade Card" introduced.

ii) Insulators Division

- The Plant at Rishra has developed certain new products through its in house R&D activities, Viz., 210 KN A/F, 320 mm 80KN A/F, 320 mm 160KN A/F, 90 KN,120KN &160 KN Semifog, 52-6, 52-10 (ANSI), 120 KN Superfog
- Various product design modifications were done with the objective of cost optimization and quality consistency.

iii) Fertilisers Division

- Development activities towards Energy Conservation, Waste Recycling, Pollution Control and Quality Improvement.
- Focused activities in the areas of new product development i.e. Zincated, Boronated & Sulfonated Urea

iv) Textiles Division

- Processing of very fine wool 14.5 micron by modification in process and machine setting (2nd best company in the world to produce 14.5 micron wool)
- Auto suction of dust from carding and modification in oil spray system on scoured wool

b) Benefits derived as a result of the above R & D.

The research and development activities carried out in **Rayon Division,** has resulted in Improvement in process and productive capacity, Better quality and marketability of products, Development of new market segment, Value addition in the existing products, Improved customer satisfaction, Development of eco friendly products and reduction of cost of production and Providing edge for sourcing cost effective raw material – Wood Pulp,

The research and development activities carried out in **Textiles Division** has resulted in Profitability is higher in case of fine wool tops and Improvement in yield as wool fibre going with dust could be stopped and also breakage got reduced due to uniform spray of oil on wool

In the year 2009-10, **Fertilisers Divison** produced about 2.196 Lakhs MT of value added product Neem-Coated Urea for the farmers under the brand name "KRISHIDEV". In a very short time, company established a leadership in the field of Neem-coated Urea.

c) Future Plan of Action

i) Rayon Division

- Enhance colour yarn quality, Efforts towards reduction of energy consumption ratios of various components of production, Improvement in intrinsic quality of yarn, Reduction in raw material consumption, Development of specialty yarn, Introducing our yarn in new segments.

ii) Fertilisers Division

Continuous Research & Development activities in area of New Product Development.

- To achieve excellence in producing and marketing value added products


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- Initiation of Project in association with IIT, Kanpur for the removal of Ammonia, Urea and Carbon-dioxide from Ammonia/Urea Process Condensate using novel membrane techniques.

d) Expenditure on R&D

i) Capital Expenditure - Nil

ii) Recurring Expenditure - Rs. 170.90 Lacs

iii) Total - Rs. 170.90 Lacs

iv) Total R&D Expenditure as a percentage of total turnover - 0.04 %

2) TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption, adaptation and innovation

i) Rayon Division

- Activities carried out for optimization of spinning process to improve the physical properties of the yarn through learning from other Spinners.
- Developed new dye recipes' to improve the coloured yarn quality with the help of Dye Suppliers.
- Implemented various configurations on spinning machines to improve the intrinsic properties.
- As a result of benchmarking exercise, process optimization carried out in Spinning and Coning processes.

ii) Insulators Division

- Installed of Humidification System during Blank Turning Operations.
- Installed necessary equipments and m/c for producing polymer insulators.

iii) Fertilisers Division

- Continued efforts in preparation of steam, power and material balances and to check on the actual performance against design
- Exploring the possibility for installation of APC (Advance Process Control) in Ammonia Plant. which would lead to reduction in energy reduction and consequently reduction in Co_2 gas emissions, a green house gas, thus abating global warming.

b) Benefits derived as a result of the above efforts

Quality improvement in existing range, development of new market segments, improvement in process, productivity, and cost control, increase in customer base and yield, improvement in energy consumption and energy efficiency and reduction in input material consumption.

c) Information regarding Technology imported during the last years

- Technology imported during last five years : NIL
- Has technology been fully absorbed : Not Applicable


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RAY ONE



FINANCIALS


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1. We have audited the attached Balance Sheet of **Aditya Birla Nuvo Limited** as at March 31, 2010 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 (as amended) (hereinafter referred to as "the Order") issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (hereinafter referred to as "the Act") we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to above, we report that:
   i. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;
   ii. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. The Branch Auditor's Report have been forwarded to us and have been appropriately dealt with in this report;
   iii. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with audited returns from the branches;
   iv. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act;
   v. On the basis of written representations received from the directors as on March 31, 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2010 from being appointed as director in terms of section 274 (1)(g) of the Act;
   vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;
      a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2010;
      b) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
      c) in case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Firm registration number: 105146W
Chartered Accountants

Per Shivji K. Vikamsey
Partner
Membership No.: 2242

Place: Mumbai
Date: May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration number: 301003E
Chartered Accountants

Per Vijay Maniar
Partner
Membership No.: 36738

Place: Mumbai
Date: May 07, 2010


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Annexure referred to in paragraph 3 of our report of even date

Re: Aditya Birla Nuvo Limited

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a phased program for physical verification of all its fixed assets which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. As informed, no material discrepancies were noticed on such verification.

(c) There was no substantial disposal of fixed assets during the year.

(ii) (a) The management has conducted physical verification of inventory at reasonable intervals during the year.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) As informed, the Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clause (iii) (b), (c) & (d) of the Order are not applicable.

(e) As informed, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clauses (iii) (f) & (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business, for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system in respect of these areas.

(v) According to the information and explanations provided to us, there have been no transactions which need to be entered in the register maintained under section 301 of the Act. Hence, clause (v) (b) of the Order is not applicable to the Company.

(vi) In respect of deposits accepted, in our opinion and according to the information and explanations given to us, directives issued by the Reserve Bank of India and the provisions of sections 58A, 58AA or any other relevant provisions of the Act and the rules framed there under, to the extent applicable, have been complied with. We are informed by the management that no order has been passed by the Company Law Board, National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Act, in respect of the Company's products to which the said rules are made applicable, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to it.

- Further, since the Central Government has till date not prescribed the amount of cess payable under section 441 A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.


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(b) According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, investor education and protection fund, employees' state insurance, income-tax, wealth-tax, service tax, sales-tax, customs duty, excise duty, cess and other undisputed statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

(c) According to the records of the Company, the dues outstanding of income-tax, sales-tax, wealth-tax, service tax, customs duty, excise duty and cess on account of any dispute, are as follows:

Name of the Statute	Nature of dues	Amount (Rs. in Crores)	Period to which the Amount Relates	Forum where Dispute is pending
Central Excise Act	Excise Duty including Interest and Penalty	2.65	1990-91 to 2009-10	Tribunal(s)
		10.42	1990-91 to 2009-10	Commissioner (Appeals)
		0.02	1977-78	High Court(s)
		1.30	1984-85 to 2009-10	Assessing Authorities
Sales Tax Act	Sales Tax /Purchase Tax including interest and Penalty	0.45	1981-82 to 1986-87 & 1997-98 to 2004-05	Tribunal(s)
		0.44	2001-02, 2005-06 to 2006-07 & 2009-10	Commissioner (Appeals)
		1.22	2000-01 to 2002-03	High Court(s)
		8.15	1988-89 to 1999-00 & 2002-03 to 2006-07	Assessing Authorities
Textile Commitee Act	Textile Cess	0.63	1981-99	Tribunal(s)
		0.65	1999-05	Assessing Authorities
Entry Tax	Tax Demand and Interest	0.02	2002-03 to 2004-05	Assessing Authorities
		75.37	2006-07 to 2009-10	High Court(s)
Value Added Tax	Tax Demand and Interest/Non Submission of forms	0.06	2005-06 to 2006-07	Tribunal(s)
		0.04	2005-06 & 2008-09	Commissioner (Appeals)
		2.59	2005-06 to 2008-09	Assessing Authorities
Customs Act	Tax Demand and Interest	0.11	2003-04	Tribunal(s)
		0.39	1975-76 to 1976-77 1986-87 & 2001-02	High Court(s)
Income Tax Act	Income Tax	11.39	1994-95 to 2008-09	Commissioner (Appeals)
Employee's State Insurance Act	Employee's State Insurance Dues	0.07	1998-99 & 2003-06	Assessing Authorities
Electricity Tax	Tamil Nadu Electricity Taxation	3.21	1999-00 to 2007-08	Assessing Authorities
Finance Act, 1994 (Service Tax)	Service Tax	1.33	2003-04 to 2006-07	Tribunal(s)
		0.38	2002-03 to 2006-07	Assessing Authorities
U. P. Trade Tax Act, 1948	Tax Demand and Interest	0.07	2002-03	Tribunal(s)
		0.07	2006-07 to 2007-08	Commissioner (Appeals)

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) Based on our audit procedures and as per the information and explanations given by the management, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

(xii) According to the information and explanations given to us and based on the documents and records produced to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order are not applicable to the Company.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order are not applicable to the Company.

(xv) According to the information and explanations given to us, the Company has given guarantee for loans taken by others from bank or financial institutions, the terms and conditions whereof in our opinion are not prima-facie prejudicial to the interest of the Company.

(xvi) Based on information and explanations given to us by the management, term loans were applied for the purpose for which the loans were obtained.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) The Company has made preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act. In our opinion the price at which shares have been issued is not prejudicial to the interest of the Company.

(xix) According to the information and explanations given to us, during the period covered by our audit report, the Company had issued 2,00,00,000 unsecured debentures of Rs.100 each on which no security or charge is required to be created. The Company has created security or charge in respect of secured debentures outstanding during the year.

(xx) The Company has not raised any money through a public issue during the year.

(xxi) According to the information and explanation given to us some irregularities by an employee has been noticed by the management in the Seeds Business. The examination related to this is in progress and the amount is yet to be quantified. The management has represented to us that the amount of irregularities is not likely to be material in the context of the size of the Company. Apart from the above, we have been informed that the Company has not noticed any fraud during the year.

For KHIMJI KUNVERJI & CO.
Firm registration number: 105146W
Chartered Accountants

Per Shivji K. Vikamsey
Partner
Membership No.: 2242

Place: Mumbai
Date: May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration number: 301003E
Chartered Accountants

Per Vijay Maniar
Partner
Membership No.: 36738

Place: Mumbai
Date: May 07, 2010


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BALANCE SHEET AS AT 31ST MARCH, 2010

	Schedule	As at 31-Mar-2010	Rs. Crore As at 31-Mar-2009
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	103.11	95.01
Share Warrants (Refer Note 3 of Schedule 20)		142.07	377.41
Employee Stock Options Outstandings (Refer Note 4 of Schedule 20)		2.13	2.02
Reserves & Surplus	2	4,414.20	3,647.22
		4,661.51	**4,121.66**
Loan Funds:			
Secured Loans	3	2,067.38	2,217.07
Unsecured Loans	4	1,568.27	2,282.14
		3,635.65	**4,499.21**
Deferred Tax Liabilities (Refer Note 11 of Schedule 20)		178.47	180.24
Total Funds Employed		**8,475.63**	**8,801.11**
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	3,564.71	3,290.16
Less: Accumulated Depriciation		2,012.49	1,813.95
Net Block		**1,552.22**	**1,476.21**
Capital Work-in-Progress		263.06	128.78
		1,815.28	**1,604.99**
Investments	6	5,435.85	5,712.39
Current Assets, Loans & Advances:			
Inventories	7	876.34	747.60
Sundry Debtors	8	693.33	887.23
Cash & Bank Balances	9	14.31	89.81
Loans & Advances	10	625.90	495.12
Other Current Assets (Refer Note 24 of Schedule 20)		29.33	37.45
		2,239.21	**2,257.21**
Less: **Current Liabilities & Provisions:**	11		
Current Liabilities		896.45	677.04
Provisions		118.26	96.44
		1,014.71	**773.48**
Net Current Assets		**1,224.50**	**1,483.73**
Total Funds Utilised		**8,475.63**	**8,801.11**

Significant Accounting Policies and Notes on Accounts 20

Schedules referred to above form an integral part of the Balance Sheet

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K V KAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA


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PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2010

Rs. Crore

	Schedule	Year Ended 31-Mar-2010	Year Ended 31-Mar-2009
INCOME			
Income from Operations	12	4,985.97	5,001.04
Less: Excise Duty		158.50	214.86
Net Income from Operations		**4,827.47**	**4,786.18**
Other Income	13	70.79	65.25
		4,898.26	**4,851.43**
EXPENDITURE			
(Increase)/Decrease in Stocks	14	5.06	(21.67)
Cost of Materials	15	2,391.20	2,564.69
Salaries, Wages and Employee Benefits	16	347.73	294.42
Manufacturing, Selling and Other Expenses	17	1,319.77	1,395.09
		4,063.76	**4,232.53**
Profit before Interest, Depreciation/Amortisation and Tax		**834.50**	**618.90**
Interest and Finance Expenses	18	334.10	290.64
Profit before Depreciation/Amortisation and Tax		**500.40**	**328.26**
Depreciation/Amortisation		180.10	165.96
Profit before Tax		**320.30**	**162.30**
Provision for Taxation	19	36.90	24.87
Net Profit after Tax		**283.40**	**137.43**
Balance brought forward		86.03	21.06
Amount Transferred on account of Scheme of Arrangement (Refer Note 5 of Schedule 20)		(139.60)	—
Profit Available for Appropriation		**229.83**	**158.49**
APPROPRIATIONS			
Debenture Redemption Reserve		53.19	16.28
General Reserve		100.00	13.75
Proposed Dividend on Preference Shares		β	—
Proposed Dividend on Equity Shares		51.51	38.00
Corporate Tax on Dividend		7.95	4.43
Surplus Carried to Balance Sheet		17.18	86.03
		229.83	**158.49**
Basic Earnings per Share - Rs. (Refer Note 12 of Schedule 20)		28.81	14.46
Diluted Earnings per Share - Rs. (Refer Note 12 of Schedule 20)		27.62	14.46
(Face Value of Rs. 10/- each)			

Significant Accounting Policies and Notes on Accounts 20

Schedules referred to above form an integral part of the Profit and Loss Account

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

DR. RAKESH JAIN
Managing Director

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

SUSHIL AGARWAL
Chief Financial Officer

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

Per VIJAY MANIAR
Partner
Membership No. 36738

DEVENDRA BHANDARI
Company Secretary


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	Numbers	As at 31-Mar-2010	Rs. Crore As at 31-Mar-2009
SCHEDULE 1			
SHARE CAPITAL			
Authorised:			
Equity Shares of Rs. 10/- each	175,000,000 (175,000,000)	175.00	175.00
Redeemable Preference Shares of Rs. 100/- each	500,000 (500,000)	5.00	5.00
Total		180.00	180.00
Issued, Subscribed & Paid-up:			
EQUITY SHARE CAPITAL			
Equity Shares of Rs. 10/- each fully paid-up*	103,009,542 (95,009,290)	103.01	95.01
PREFERENCE SHARE CAPITAL			
6% Redeemable Cumulative Preference Shares of Rs. 100/- each, fully Paid-up+	10,000 (NIL)	0.10	—
		103.11	95.01

1. * Includes:
   - 24,989,914 equity shares (Previous Year: 24,989,914) alloted as fully paid-up pursuant to contracts for consideration other than cash.
   - 23,375,235 equity shares (Previous Year: 23,375,185) issued as bonus shares by Capitalisation of Reserves and Securities Premium.
   - 3,262,792 equity shares (Previous Year: 3,277,725) represented by Global Depository Receipts.
2. Outstanding Warrants exercisable into 10,500,000 (Previous Year: 18,800,000) Equity Shares of Rs. 10/- each (Refer Note 3 of Schedule 20).
3. Pursuant to the provisions of Section 206A of the Companies Act, 1956, the issue of following equity shares are kept in abeyance:

Particulars	No. of Shares	
	31-Mar-2010	31-Mar-2009
Right Issue (1994)	12,635	12,735
Bonus Shares on above	6,318	6,368
Right issue (2007)	24,159	24,281
	43,112	43,384

4. Outstanding Employee Stock Options exercisable into 208,632 (Previous Year: 265,783) Equity Shares of Rs. 10/- each (Refer Note 4 of Schedule 20).
5. + In Accordance with the Composite Scheme of Arrangement, 6% Redeemable Cumulative Preference Shares of Rs. 100/- each fully paid-up are issued to preference shareholders (other than the ABNL) of Peter England Fashions and Retail Limited. These preference shares are redeemable by the Company at any time after completion of one year and on or before completion of five years from 01.01.2010 at the face value. (Refer Note 5 of Schedule 20).
6. Figures in brackets represent corresponding number of shares of Previous Year.


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Rs. Crore

SCHEDULE 2
RESERVES & SURPLUS

	Balance as at 31-Mar-2009	Addition/ Deduction due to Scheme of Arrangement*	Additions	Deductions/ Adjustments	Balance as at 31-Mar-2010
Capital Reserve (Refer Note 3 of Schedule 20)	4.44	(119.16)	377.41	—	262.69
Capital Redemption Reserve	7.60	0.86	—	β	8.46
Debenture Redemption Reserve	16.28	—	53.19	—	69.47
Securities Premium Account	1,503.18	—	424.96	—	1,928.14
General Reserve	2,009.74	(1.44)	100.01	—	2,108.31
Investment Allowance Reserve	—	0.01	—	0.01	—
Investment Reserve	19.95	—	—	—	19.95
Surplus as per Profit and Loss Account	86.03	(139.60)	70.75	—	17.18
	3,647.22	(259.33)	1,026.32	0.01	4,414.20
Previous Year	3,550.61	—	96.61	—	3,647.22

* Refer Note 5 of Schedule 20.

Rs. Crore

SCHEDULE 3
SECURED LOANS

	As at 31-Mar-2010	As at 31-Mar-2009
Non-Convertible Debentures	110.00	110.00
Loans from Banks	1,599.05	1,624.50
Other Loans:		
Deferred Sales Tax Loan	78.99	87.50
Others	279.34	395.07
Refer Note 6 of Schedule 20.	2,067.38	2,217.07

SCHEDULE 4

UNSECURED LOANS

	As at 31-Mar-2010	As at 31-Mar-2009
Fixed Deposits	0.82	3.51
Loans and Advances from Subsidiary Companies	—	11.90
Short Term Loans From:		
Banks	657.18	456.45
Commercial Paper [Maximum balance outstanding during the year Rs. 1,000 Crore (Previous Year: Rs. 1,000 Crore)]	100.00	1,000.00
Other Loans From:		
Banks	220.27	420.28
Non-Convertible Debentures	590.00	390.00
Refer Note 6 of Schedule 20.	1,568.27	2,282.14
Includes amounts repayable within one year	807.99	1,471.04


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SCHEDULE 5
FIXED ASSETS

Rs. Crore

	Gross Block					Depreciation/Amortisation					Net Block	
	As at 31-Mar-09	Addition due to Scheme of Arrangement *	Additions for the Year	Deductions/ Adjustments	As at 31-Mar-10	Upto at 31-Mar-09	Addition due to Scheme of Arrangement *	For the Year	Deductions/ Adjustments	As at 31-Mar-10	As at 31-Mar-10	As at 31-Mar-09
Tangible Assets												
Land												
Freehold	8.08	2.44	—	—	10.52	—	—	—	—	—	10.52	8.08
Leasehold	28.86	—	—	—	28.86	1.82	—	0.15	—	1.97	26.89	27.04
Railway Siding	5.84	—	—	—	5.84	5.55	—	—	—	5.55	0.29	0.29
Buildings												
Freehold	268.20	—	12.17	—	280.37	66.73	—	6.40	—	73.13	207.24	201.47
Leasehold	0.59	23.10	—	0.44	23.25	0.15	4.00	0.35	0.43	4.07	19.18	0.44
Leasehold Improvements	7.59	1.60	0.15	—	9.34	1.13	0.32	0.95	—	2.40	6.94	6.46
Plant & Machinery	2,544.67	128.35	97.78	27.60	2,743.20	1,483.20	30.60	117.85	22.03	1,609.62	1,133.58	1,061.47
Furniture, Fixtures & Equipment	191.25	18.08	15.43	6.13	218.63	93.99	7.96	33.68	3.22	132.41	86.22	97.26
Vehicles and Aircraft	24.79	0.78	0.94	2.86	23.65	11.40	0.35	3.08	1.85	12.98	10.67	13.39
Livestock	0.01	—	—	—	0.01	0.01	—	—	—	0.01	—	—
Intangible Assets												
Goodwill	20.35	0.06	—	—	20.41	—	—	—	—	—	20.41	20.35
Trademark/Brands/ Technical Know-how	167.20	6.69	—	—	173.89	137.68	1.59	13.88	—	153.15	20.74	29.52
Specialised Software	22.74	2.69	1.31	—	26.74	12.30	0.98	3.92	—	17.20	9.54	10.44
Total	3,290.16	183.79	127.78	37.03	3,564.71	1,813.95	45.80	180.26	27.53	2,012.49	1,552.22	1,476.21
Previous Year	3,111.78	—	217.63	39.24	3,290.16	1,680.89	—	166.07	33.01	1,813.95	1,476.21	

Notes:

Gross Block of Fixed Assets Includes:

1. Assets held under co-ownership — Leasehold Land Rs. 18.23 Crore (Previous Year: 18.23 Crore), Buildings Rs. 23.85 Crore (Previous Year: Rs. 23.85 Crore), Furniture, Fixtures & Equipment Rs. 7.79 Crore (Previous Year: Rs. 7.79 Crore) and Vehicles and Aircraft Rs. 6.83 Crore (Previous Year: Rs. 6.83 Crore).
2. The Company has made an application for exemption under Section 20 of the Urban Land (Ceiling & Regulation) Act, 1976, for excess land of 4.25 acres (Previous Year: 4.25 acres) at Rishra.
3. Buildings include Rs. 8.19 Crore (Previous Year: 8.19 Crore) being cost of Debentures of and Shares in a Company entitling the right of exclusive occupancy and use of certain premises.
4. Plant & Machinery includes Rs. 1.54 Crore (Previous: Year Rs. 1.54 Crore) being assets not owned by the Company.

* Refer Note 5 of Schedule 20.



	Face Value	Number	As at 31-Mar-2010	Number	Rs. Crore As at 31-Mar-2009
SCHEDULE 6					
INVESTMENTS					
LONG TERM INVESTMENTS					
Government Securities					
National Saving Certificates (Unquoted)		—	β	—	β
Trade Investments					
QUOTED					
Equity Shares:					
Hindalco Industries Limited	1	33,506,337	201.48	33,506,337	201.48
IDEA Cellular Limited	10	837,526,221	2,355.81	837,526,221	2,355.81
UNQUOTED					
Equity Shares:					
Birla Securities Limited [Net of provision in diminution in value of Rs. 2.52 Crore (Previous Year: Rs. 2.52 Crore)]	10	495,800	β	495,800	β
LIL Investment Limited	10	1,024,997	1.03	—	—
Madura Garments International Brand Company Limited	10	999,997	1.00	—	—
Birla Sun Life Trustee Company Private Limited	10	—	—	9,950	0.01
Birla Sun Life Asset Management Company Limited	10	—	—	9,000,000	14.31
Aditya Birla Science & Technology Limited	10	2,400,000	2.40	2,400,000	2.40
Birla Management Centre Services Limited	10	7,000	β	—	—
Preference Shares:					
3.50% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Limited #	100	1,500,000	15.00	1,500,000	15.00
8.0% Preference Shares of Birla Management Centre Services Limited	10	200	β	—	—
Investment in Subsidiary Companies:					
QUOTED					
Equity Shares:					
Aditya Birla Money Limited (Formerly known as Apollo Sindhoori Capital Investments Limited)	1	—	—	42,104,000	251.62
UNQUOTED					
Equity Shares:					
Aditya Vikram Global Trading House Limited, Mauritius	US$ 1	850,000	3.70	850,000	3.70
Aditya Birla Minacs Worldwide Limited	1	20,738,378	218.78	20,738,378	218.78
Aditya Birla Financial Services Private Limited	10	110,000,000	110.00	2,000,000	2.00
Aditya Birla Money Mart Limited (Formerly known as Birla Sun Life Distribution Company Limited)	10	20,000,000	24.08	7,174,999	11.23
Aditya Birla Finance Limited (Formerly known as Birla Global Finance Company Limited)	10	75,000,000	75.00	105,964,841	102.62




A landscape lit by millions of smiles

	Face Value	Number	As at 31-Mar-2010	Number	Rs. Crore As at 31-Mar-2009
SCHEDULE 6 (Contd.)					
Birla Sun Life Insurance Company Limited	10	1,457,430,000	1,814.13	1,390,830,000	1,481.13
ABNL Investment Limited (Formerly known as Laxminarayan Investment Limited)	10	21,000,000	21.00	21,000,000	21.00
Madura Garments Exports Limited *	10	—	—	42,830,008	53.36
MG Lifestyle Clothing Company Private Limited *	10	—	—	500,000	0.58
Madura Garments Lifestyle Retail Company Limited	10	10,000,000	10.00	9,950,000	9.95
Peter England Fashions and Retail Limited *	10	500,000	0.50	9,950,000	9.95
Aditya Birla Minacs IT Services Limited (Formerly known as PSI Data Systems Limited)	10	6,261,035	106.44	5,778,349	103.60
Preference Shares:					
Aditya Birla Minacs IT Services Limited (Formerly known as PSI Data Systems Limited)					
7% Cumulative, Redeemable Preference Shares	100	1,500,000	15.00	1,500,000	15.00
MG Lifestyle Clothing Company Private Limited *					
7% Redeemable, Cumulative, Participative Preference Shares	100	—	—	570,000	5.70
9% Redeemable, Cumulative, Non-Participative Preference Shares	100	—	—	180,000	2.60
Madura Garments Exports Limited *					
10% Redeemable, Cumulative, Non-Participative Preference Shares	100	—	—	30,000	0.36
8% Redeemable, Cummulative Non-Participative Preference Shares	100	—	—	5,000,000	50.00
7.75% Redeemable, Cummulative Preference Shares	100	—	—	520,000	5.20
Aditya Birla Finance Limited (Formerly known as Birla Global Finance Company Limited)					
7% Compulsory Convertible Cummulative Preference Shares	10	25,000,000	25.00	25,000,000	25.00
7.50% Compulsory Convertible Cummulative Preference Shares	10	25,000,000	25.00	—	—
Madura Garments Lifestyle Retail Company Limited					
8% Cumulative Redeemable Preference Shares	10	10,000,000	10.00	10,000,000	10.00
Peter England Fashions and Retail Limited *					
8% Cumulative Redeemable Preference Shares	10	500,000	0.50	10,000,000	10.00
Aditya Birla Financial Services Private Limited					
0.01% Compulsory Convertible Preference Shares	10	400,000,000	400.00	—	—
Total Long Term Investments			5,435.85		4,982.38
CURRENT INVESTMENTS					
Unquoted, Non-Trade and Fully paid-up:					
Units of Mutual Funds	10	—	—	518,437,344	730.01
Total Current Investments			—		730.01
GRAND TOTAL			5,435.85		5,712.39

SCHEDULE 6 (Contd.)

Rs. Crore

	As at 31-Mar-2010	As at 31-Mar-2009
Aggregate Book Value - Quoted	2,557.29	2,808.90
- Unquoted	2,878.56	2,903.49
Aggregate Market Value - Quoted	6,093.10	4,419.73
	Number	Number
1. Units of various Mutual Funds schemes purchased and redeemed during the year	7,236,492,901	3,178,606,002

Each Preference Share is optionally convertible into 10 Equity Shares of Rs. 10/- each fully paid-up on the expiry of a period of 15 years from the date of allotment.

* Refer Note 5 of Schedule 20.

– All Shares are fully paid-up unless otherwise stated.

– Refer Note 8 of Schedule 20.

Rs. Crore

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 7		
INVENTORIES		
Finished Goods	293.72	288.72
Stores and Spares	99.04	81.83
Raw Materials	416.33	320.71
Work-in-Progress	67.09	56.04
Waste/Scrap	0.16	0.30
	876.34	747.60
SCHEDULE 8		
SUNDRY DEBTORS *		
(Unsecured, Considered Good except otherwise stated)		
Due for period exceeding six months [Net of doubtful, fully provided Rs. 15.14 Crore (Previous Year: Rs. 9.5 Crore)]	36.21	17.79
Others # [Net of doubtful, fully provided Rs. 0.02 Crore (Previous Year: Rs. Nil Crore)]	657.12	869.44
	693.33	887.23
* Includes amount in respect of which the Company holds deposits and Letters of Credit/Guarantees from Banks.	55.89	74.75

Includes subsidy receivable from Government of India Rs. 108.28 Crore (Previous Year: Rs. 305.77 Crore).

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 9		
CASH & BANK BALANCES		
Cash in Hand	0.91	0.56
Cheques in Hand and Remittances in Transit	1.65	5.78
Balances with Scheduled Banks: *		
Current Accounts	10.56	29.71
Deposit Accounts	1.13	53.76
Balances with Non-Scheduled Banks: #		
On Current Account - (HSBC Bank, UK)	0.06	—
	14.31	89.81
* Includes balance pertains to Right Issue Refund Order	0.07	0.08
* Includes balance pertains to Unclaimed Dividend	2.39	2.27
# Maximum amount due at any time during the year (HSBC Bank, UK)	1.92	—
# Maximum amount due at any time during the year (Standard Chartered Bank, UK)	—	β

Rs. Crore

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 10		
LOANS & ADVANCES		
(Unsecured, Considered Good except otherwise stated)		
Due from Subsidiary Companies	199.48	88.54
Advances recoverable in cash or in kind or for value to be received +	158.18	194.50
[Net of Doubtful, fully provided Rs. 1.88 Crore (Previous Year: Rs. 1.07 Crore)]		
Deposits +	129.59	135.29
[Net of Doubtful, fully provided Rs. 2.31 Crore (Previous Year: Rs. 0.32 Crore)]		
Balances with Central Excise, Customs and Port Trust, etc.	106.35	58.01
[Net of Provision Rs. 3.04 Crore (Previous Year: Rs. 3.04 Crore)]		
Advance Tax and Tax Deducted at Source	17.21	18.78
MAT Credit Entitlement	15.09	—
(Refer Note 9 of Schedule 20)	625.90	495.12
+ includes		
(1) Amount due from Officers	—	0.03
(2) Maximum Amount Due from Officers at any time during the year	0.03	0.04

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	47.90	28.02
Due to Subsidiary	0.11	14.18
Sundry Creditors		
- Due to Micro and Small Enterprises (Refer Note 10 of Schedule 20)	1.45	1.06
- Other than Micro and Small Enterprises	639.91	449.76
Advances from Customers	56.64	39.31
Investors Education and Protection Fund to be credited as and when due		
- Unpaid Dividend	2.39	2.27
- Unpaid Application Money	0.07	0.08
- Unpaid Matured Deposits	0.03	0.03
- Interest Accrued on above	0.02	0.02
Interest Accrued but not Due on Loans	59.72	66.57
Other Liabilities	88.21	75.74
	896.45	677.04
Provisions For		
Proposed Dividend	51.51	38.00
Corporate Tax on Dividend	7.95	4.43
Retirement Benefits	58.80	54.01
	118.26	96.44
	1,014.71	773.48

Rs. Crore

	Year Ended 31-Mar-2010	Year Ended 31-Mar-2009
SCHEDULE 12		
INCOME FROM OPERATIONS		
A. SALES		
Revenue from Sale of Products	4,851.75	4,895.52
Income from Services	9.11	6.93
	4,860.86	4,902.45
B. OTHER OPERATING INCOME		
Scrap Sales	8.77	8.44
Export Incentives	35.51	35.74
Licence Fees and Royalties	1.32	1.96
Insurance Claim	—	3.83
Government Grant	1.83	0.96
Power and Steam Sales	73.30	42.75
Certified Emission Reductions	4.12	4.61
Miscellaneous Other Operating Income	0.26	0.30
	125.11	98.59
	4,985.97	5,001.04
SCHEDULE 13		
OTHER INCOME		
Dividends on Long Term Investments:		
Trade	4.52	3.77
Subsidiaries	3.29	11.56
Dividends on Current Investments (Non-Trade)	0.19	1.48
Profit/(Loss) on Sale of Investments (Net):		
Current	7.82	6.87
Long Term	(0.13)	—
Interest on Long Term Investments	—	0.01
Interest on Inter-Corporate Deposit	40.30	16.43
[Tax deducted at source 5.83 Crore - (Previous Year: Rs. 3.76 Crore)]		
Others Interest	8.31	16.95
[Tax deducted at source Rs. 0.30 Crore - (Previous Year: Rs. 1.38 Crore)]		
Miscellaneous Income	6.49	8.18
	70.79	65.25
SCHEDULE 14		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	293.72	288.72
Work-in-Progress	67.09	56.04
Waste/Scrap	0.16	0.30
	360.97	345.06
Less: Opening Stocks:		
Finished Goods	288.72	273.61
Work-in-Progress	56.04	53.48
Waste/Scrap	0.30	0.08
	345.06	327.17
(Increase)/Decrease in Excise Duty on Stocks	1.90	(3.78)
Less: Stock acquired on 1st January, 2010, Pursuant to scheme of arrangement (Refer Note 5 of Schedule 20)	19.07	—
(Increase)/Decrease	5.06	(21.67)



	Year Ended 31-Mar-2010	Rs. Crore Year Ended 31-Mar-2009
SCHEDULE 15		
COST OF MATERIALS		
Raw Material Consumption	2,192.30	2,322.01
Purchase of Finished Goods	198.90	242.68
	2,391.20	2,564.69
SCHEDULE 16		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	302.51	253.41
Contribution to Provident & Other Funds	27.94	22.23
Welfare Expenses	17.18	17.49
Employee Compensation under ESOP (Refer Note 4 of Schedule 20)	0.10	1.29
	347.73	294.42
SCHEDULE 17		
MANUFACTURING, SELLING & OTHER EXPENSES		
Consumption of Stores & Spares	186.79	184.93
Power & Fuel	431.57	537.38
Processing Charges	86.50	82.78
Commission to Selling Agents	80.41	72.39
Brokerage & Discounts	13.19	9.17
Advertisement	60.75	52.86
Transportation & Handling Charges (Net)	47.63	56.12
Other Selling Expenses	136.65	130.12
Auditors' Remuneration	2.20	1.88
Provisions for Bad & Doubtful Debts and Advances (Net)	3.46	(3.32)
Repairs & Maintenance of:		
Buildings	7.84	6.59
Plant & Machinery	30.62	28.86
Others	5.25	8.30
Rent	118.42	116.04
Rates & Taxes	6.20	3.83
Insurance	8.90	6.78
Donations	0.52	0.70
Directors' Fees and Travelling Expenses	0.21	0.15
Research & Development Expenses	1.71	1.80
Miscellaneous Expenses (Refer Note 13 of Schedule 20)	90.95	97.73
	1,319.77	1,395.09
SCHEDULE 18		
INTEREST AND FINANCE EXPENSES		
On Debentures and Fixed Loans*	280.12	196.28
Others	40.85	78.15
Finance Expenses	13.13	16.21
	334.10	290.64
*Net of Interest Rebate Subsidy from Technology Upgradation Fund	8.38	8.34

	Year Ended 31-Mar-2010	Rs. Crore Year Ended 31-Mar-2009
SCHEDULE 19		
PROVISION FOR TAXATION		
Current Tax	62.54	76.95
MAT Credit	(15.09)	—
Deferred Tax	(6.30)	(21.05)
Fringe Benefit Tax	—	4.12
Write back of excess provision for Tax/Income Tax refund related to earlier years (Net)	(4.25)	(35.15)
	36.90	24.87

SCHEDULE 20

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. ACCOUNTING CONVENTION

(I) BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention on an accrual basis in compliance with all material aspect of the Accounting Standard Notified by the Companies Accounting Standard Rules, 2006 (as amended), and the relevant provisions of the Companies Act, 1956. The accounting policies have been consistently applied by the Company, and are consistent with those used in the previous year.

(II) FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

(III) DEPRECIATION/AMORTISATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956, except in the case of the following, where depreciation is equally charged over the estimated useful lives.

	Estimated useful life
Capital Expenditure on Assets not owned	- 5 years
Office Computers	- 4 years
Vehicles	- 5 years
Assets at Showrooms	- 5 years
Furniture, Fixtures and Equipment	- 7 years
Office Electronic Equipment	- 4 years
Leasehold Land/Improvements	- Over the primary period of the lease
Catalyst	- On the estimated life as technically assessed (ranging from 1.5 to 3 years)

b) Intangible Assets are Amortised Equally over:

Trademarks/Brands	- 10 years
Technical Know-how	- 7 years
Specialised Software	- 3 years
Goodwill	- Not being amortised (Tested for Impairment)

c) Depreciation on the Fixed Assets, added/disposed off/discarded during the year, is provided on *pro-rata* basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" are classified based on technical assessment, and depreciation is provided accordingly.


A landscape lit by millions of smiles

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(IV) IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date if there is any indication of impairment, based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss, if any, is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

(V) BORROWING COSTS

Borrowing costs attributable to acquisition and construction of qualifying assets, are capitalised as a part of the cost of such asset upto the date when such assets are ready for its intended use.

Other borrowing costs are charged to the Profit and Loss Account.

(VI) TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares, are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount, in respect of forward foreign exchange contract, is recognised over the life of the contracts. Profit/Loss on cancellation/renewal of forward exchange contract is recognised as income/expense for the year.

(VII) DERIVATIVE INSTRUMENTS

The Company uses derivative financial instruments such as forward exchange contracts, currency swaps and interest rate swaps to hedge its risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

(VIII) INVESTMENTS

Investments are recorded at cost on the date of purchase, which includes acquisition charges such as brokerage, stamp duty, taxes, etc. Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for other than temporary diminution in the value.

(IX) INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products in which they will be used are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory is duly provided for.

(X) GOVERNMENT GRANTS

Government Grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

(XI) REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty. Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer. Income from services are recognised as they are rendered based on agreements/arrangements with the concerned parties.

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Fertiliser price support under Group Concession and other Scheme of Government of India is recognised based on management's estimate taking into account the known policy parameters and input price escalation/de-escalation.

Income from Certified Emission Reductions (CERs) is recognised at estimated realisable value on confirmation of CERs by the concerned authorities.

Dividend income on investments is accounted for when the right to receive the payment is established.

(XII) RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) **Defined Contribution Plan**

The Company makes defined contribution to Provident Fund, ESI and Superannuation Schemes which are recognised in the Profit and Loss Account on accrual basis.

(ii) **Defined Benefit Plan**

The Company's liabilities under Payment of Gratuity Act, long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year, using the projected unit credit method except for short term compensated absences which are provided for based on estimates. Actuarial gain and losses are recognised immediately in the statement of Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows, using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(XIII) EMPLOYEE STOCK OPTIONS

The stock options granted are accounted for as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Guidelines, 1999, issued by Securities and Exchange Board of India, whereby the intrinsic value of the option is recognised as deferred employee compensation. The deferred employee compensation is charged to Profit & Loss Account on straight-line basis over the vesting period of the option. The employee stock option outstanding account is shown net of any unamortised deferred employee compensation.

(XIV) TAXATION

Tax expense comprises of current, deferred tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the Balance Sheet date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future.

In case of unabsorbed losses and unabsorbed depreciation, all deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that they can be realised against future taxable profit. At each Balance Sheet date, the Company reassesses the unrecognised deferred tax assets.

Minimum Alternative Tax (MAT) credit is recognised as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified period. In the year, in which the MAT credit becomes eligible to be recognised as an asset in accordance with the recommendations contained in the Guidance Note issued by the ICAI, the said asset is created by way of a credit to the Profit and Loss Account and shown as MAT Credit Entitlement. The Company reviews the same at each Balance Sheet date, and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that the Company will pay normal Income Tax during the specified period.

(XV) OPERATING LEASES

Leases, where significant portion of risk and reward of ownership are retained by the Lessor, are classified as Operating Leases and lease rentals thereon are charged to the Profit and Loss Account on a straight-line basis over lease term.

Lease income is recognised in the Profit and Loss Account on a straight-line basis over lease term.


A landscape lit by millions of smiles



SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(XVI) CONTINGENT LIABILITIES AND PROVISIONS

Contingent Liabilities are possible but not probable obligations as on Balance Sheet date, based on the available evidence.

Provisions are recognised when there is a present obligation as a result of past event, and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on the best estimate required to settle the obligation at the Balance Sheet date.

B. NOTES ON ACCOUNTS

Rs. Crore

	Current Year	Previous Year
1. Contingent Liabilities not provided for:		
a) Claims against the Company not acknowledged as debts		
i) Income-tax	82.52	84.66
ii) Custom Duty	0.23	1.11
iii) Excise Duty	29.06	28.03
iv) Sales Tax	85.72	70.66
v) Service Tax	1.04	1.01
vi) Others	35.05	54.13
b) Bills discounted with Banks	66.16	50.17
c) Corporate Guarantees given to Banks for loans taken by subsidiaries	356.39	616.11
d) Corporate Guarantees given in connection with performance obligation of the subsidiaries	88.88	38.21
e) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	42.96	11.34

f) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in jute bags upto 31st August, 2001. The unit made conscious efforts to use jute packaging material as required under the said Act. However, due to non-availability of material as per the unit's product specifications as well as due to strong customer resistance to use of jute bags, the specific percentage could not be adhered to. The unit has received a show cause notice, against which a writ petition has been filed with the Hon'ble High Court, which is awaiting for hearing. The Jute Commissioner, Kolkata had filed transfer petition, various writ petitions has been filed in different High Courts have by other aggrieved parties, including the unit, before the Hon'ble Supreme Court of India, praying for consolidation of all cases at one Court. The transfer petition is pending before the Hon'ble Supreme Court. The unit has been advised that the said levy is bad in law.

g) Idea Cellular Ltd. (Idea), in which the Company currently has the largest shareholding, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group. Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholders' Agreements and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which will be considering the claims of the Tata Group and the counter-claims of the A.V. Birla Group.

The Company believes that it has a strong case to counter the allegations of breach, and it does not contemplate any liability to arise on this matter.



SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Rs. Crore
	Current Year	Previous Year
2. a) Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)	64.60	80.35

b) Aditya Birla Minacs Worldwide Ltd. ('ABMWL'), a subsidiary of the Company, has issued Zero Coupon Compulsorily Convertible Debentures ('CCD') aggregating Rs. 250 Crore to be converted into Equity of ABMWL on the expiry of a period of 60 months from the date of allotment of such CCD. The Company has entered into an option agreement with the subscribers of such CCD, pursuant to which the subscribers has call option on the Company and the Company has put option on the subscribers on expiry of 24, 36, 48 and 60 months from the date of allotment of CCD at a pre-agreed price. Further on happening of certain events, the put option can also be exercised by the subscribers on the Company on any other date on happening of such events.

3. a) In accordance with approval of the shareholders in the extra-ordinary general meeting of the Company held on June 17, 2009, the Company has, on a preferential basis, issued 1.85 Crore Warrants of Rs. 10/- each to the Promoter and/or Promoter Group at a price of Rs. 541.19. The holder of each Warrant is entitled to apply for and obtain allotment of 1 Equity Share against each Warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. The Company has received an amount of Rs. 250.30 Crore equivalent to 25% of the price and Rs. 324.71 Crore (net of receipt of Rs. 108.23 Crore received on allotment of warrant) on exercise of 80 Lacs Warrants of Rs. 10/- each by the Promoter Group. Total amount of Rs. 575.01 Crore received from the preferential allotment of the warrants has been fully utilised.

b) One of the Promoter Group, holding 1.88 Crore Warrants issued to it on a preferential basis on February 21, 2008, had informed the Company that it will not exercise the option of acquiring equity shares in respect of the above Warrants. Consequently, Rs. 377.41 Crore paid by the said Promoter Group Company, being 10% of the issue price, has been forfeited and transferred to capital reserves. Also the option attached to the aforesaid Warrants has been cancelled.

4. a) Under the Employee Stock Options Scheme - 2006 (ESOS - 2006), the Company has granted options to the eligible employees of the Company and its Subsidiaries. These options are convertible into équivalent equity shares of the Company. The details are as under:

(A) Employees Stock Option Scheme:

Particulars	Tranche - I	Tranche - II
No. of Options *	163,280	166,093
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 years from the date of Vesting	5 years from the date of Vesting
Grant Date	23.08.2007	25.01.2008
Grant/Exercise Price (Rs. Per Share)	1,180.00	1,802.00
Market Price on the date of Grant of Option (Rs. Per Share)	1,282.55	1,948.70

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(B) Movement of Options Granted:

Particulars	Current Year	Previous Year
Options outstanding at the beginning of the year	265,783	326,013
Granted during the year	—	—
Exercised during the year	—	—
Lapsed during the year	57,151	60,230
Options outstanding at the end of the year	208,632	265,783
Options unvested at the end of the year	110,669	196,807
Options exercisable at the end of the year	97,963	68,976

* Includes 7,400 options granted to the employees of Subsidiaries.

The ESOP compensation cost is amortised on a straight-line basis over the total vesting period of the options. Accordingly Rs. 0.10 Crore {net of recovery of Rs. 0.01 Crore} (Previous Year: Rs. 1.29 Crore net of recovery of Rs. 0.02 Crore from the subsidiaries) has been charged to the current year Profit and Loss Account.

(C) Fair Valuation:

The fair value of the options used to compute proforma net profit and earnings per share have been done by an independent valuer on the date of grant using Black - Scholes Model. The key assumptions and the Fair Value are as under:

Particulars	Tranche - I	Tranche - II
Risk Free Interest Rate (%)	7.78	7.78
Option Life (Years)	5	5
Expected Volatility (%)	38.00	38.00
Expected Dividend Yield (%)	0.52	0.52
Weighted Average Fair Value per Option (Rs.)	591.53	825.67

Had the compensation cost for the stock options granted under ESOS-2006 been recognised, based on fair value at the date of grant in accordance with Black and Scholes Model, the proforma amount of net profit and earnings per share of the Company would have been as under:

Rs. Crore

Particulars	Current Year	Previous Year
Net Profit	**283.40**	**137.43**
Add: Compensation Cost as per Intrinsic Value	0.10	1.29
Less: Compensation Cost as per Fair Value	3.16	7.52
Adjusted Net Income	**280.34**	**131.20**
Weighted Average number of Basic Equity Shares Outstanding (In Nos.)	98,362,821	95,008,617
Weighted Average number of Diluted Equity Shares Outstanding (In Nos.)	102,611,557	95,052,001
Face Value of the Equity Shares (In Rs.)	10	10
Reported Earning Per Share (EPS) - Basic EPS (In Rs.)	28.81	14.46
- Diluted EPS (In Rs.)	27.62	14.46
Proforma Earning Per Share (EPS) - Basic EPS (In Rs.)	28.49	13.80
- Diluted EPS (In Rs.)	27.32	13.80

STANDALONE FINANCIAL STATEMENTS


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

b) Employee Stock Options Outstanding account Rs. 2.51 Crore (Previous Year: Rs. 3.27 Crore) and Deferred Employee Compensation account Rs. 0.38 Crore (Previous Year: Rs. 1.26 Crore).

5. Pursuant to the Composite Scheme of Arrangement (the Scheme) under Sections 391 to 394 of the Companies Act, 1956, between Aditya Birla Nuvo Limited ('the Company') and Madura Garments Exports Limited (MGEL), MG Lifestyle Clothing Company Private Limited (MGCCPL) and Peter England Fashions and Retail Limited (PEFRL), the wholly owned subsidiaries of the Company, MGEL and MGCCPL have been merged with the Company, and domestic garments business of PEFRL has demerged from PEFRL and merged with the Company with effect from January 01, 2010 (the Appointed Date), pursuant to the Order passed by the Hon'ble High Court of Gujarat on January 28, 2010.

   The effective date of the Scheme is February 22, 2010. MGEL was in the business of contract exports, MGCCPL was in the business of manufacturing of garments and PEFRL was in the business of retailing of branded garments.

   In terms of the Scheme, all assets and liabilities of MGEL, MGCCPL and assets and liabilities of domestic garments business of PEFRL have been transferred and stand vested with the Company with effect from the Appointed Date at its respective book values on that date. MGEL, MGCCPL and domestic garments business of PEFRL carried on all its businesses and activities for the benefit of and in trust for, the Company from the Appointed Date. Thus, the profit or income accruing or arising to MGEL, MGCCPL and domestic garments business of PEFRL, or expenditure or losses arising or incurred by it from the Appointed Date have been treated as the profit or income or expenditure or loss, as the case may be, of the Company. The Scheme has accordingly been given effect to in these accounts.

   A Amalgamation of MGEL and MGCCPL with the Company:

   (i) The Company has accounted for the arrangement as amalgamation in the nature of merger as prescribed by Accounting Standard 14 – Accounting for Amalgamation (AS 14) issued by the Institute of Chartered Accountants of India (ICAI). Accordingly, all the assets and liabilities of MGEL and MGCCPL are recorded in the books of the Company at their book values as on the Appointed Date.

   (ii) In terms of the Scheme, the Company has acquired assets having Net Book Value of Rs. (22.27) Crore as detailed hereunder:

Rs. Crore

	MGEL	MGCCPL	Total
Fixed Assets (Net, including CWIP)	73.68	49.41	123.09
Current Assets, Loans and Advances	98.20	22.01	120.21
Total Assets	**171.88**	**71.42**	**243.30**
Less:			
Current Liabilities and Provisions	36.76	19.55	56.31
Loans	170.42	35.30	205.72
Deferred Tax Liability	—	3.54	3.54
Total Liabilities	**207.18**	**58.39**	**265.57**
Net Book Value	**(35.30)**	**13.03**	**(22.27)**

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(iii) The difference between the net book value, after adjusting reserves of MGEL and MGCCPL and the investment already made in MGEL and MGCCPL (which is now cancelled as per the Scheme) is transferred to the General Reserve, in accordance with the respective Scheme, as detailed hereunder:

	MGEL	MGCCPL	Total
Net Book Value (as above) (A)	**(35.30)**	**13.03**	**(22.27)**
Less: Profit and Loss Account considered as Profit and Loss Account of the Company	(144.43)	4.83	(139.60)
Less: General Reserve considered as General Reserve of the Company	—	0.02	0.02
Less: Capital Redemption Reserve considered as Capital Redemption Reserve of the Company	0.69	0.17	0.86
Less: Investment Allowance Reserve considered as Investment Allowance Reserve of the Company	—	0.01	0.01
Total (B)	**(143.74)**	**5.03**	**(138.71)**
Balance (C) = (A) - (B)	**108.44**	**8.00**	**116.44**
Cancellation of the Company's Investment into MGEL/MGCCPL (D)	**109.02**	**8.87**	**117.90**
The Balance transferred to General Reserve of the Company (E) = (C) - (D)	**(0.58)**	**(0.87)**	**(1.46)**

Consequent to the amalgamation income-tax impact of Rs. 48.73 Crore on account of carry forward business losses, unabsorbed depreciation and certain other items of MGEL and MGCCPL under the Income-tax Act has been adjusted against the current year's tax provision of the Company.

B Merger of Domestic Garments Business of PEFRL with the Company:

(i) In terms of the Scheme, the Company has acquired assets having Net Book Value of Rs. (100.06) Crore as detailed hereunder:

	Rs. Crore
Fixed Assets (Net, including CWIP)	18.27
Current Assets, Loans and Advances	10.90
Total Assets	**29.17**
Less:	
Current Liabilities and Provisions	10.01
Loans	119.22
Total Liabilities	**129.23**
Net Book Value	**(100.06)**

(ii) Reduction in book value of the investment and the difference between consideration and net book value transferred to the Capital Reserve, in accordance with the Scheme, as detailed hereunder:

		Rs. Crore
Net Book Value		**(100.06)**
Less: Issue of Preference Share		0.10
The Balance transferred to Capital Reserve of the Company	**(A)**	(100.16)
Reduction in Book Value of Investment	**(B)**	(19.00)
Total Amount transferred to Capital Reserve	**(A) +(B)**	**(119.16)**


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SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(iii) As a consequence of demerger, the investment of the Company into PEFRL is brought down to the extent provided as under:

1) 5,00,000 equity shares of Rs. 10/- each; and
2) 5,00,000 8% Redeemable Cumulative preference shares of Rs 10/- each.

As consequence of the demerger, the Company has issued and allotted to the preference shareholder(s) of the PEFRL (other than the Company) one fully paid-up 6% Redeemable Preference Share of Rs. 100/- each of the Company as fully paid-up for every one 6% Redeemable Preference Share of Rs. 100/- each fully paid-up and held in PEFRL.

Consequent to the merger of Domestic Garments Business of PEFRL with the Company, income-tax impact of Rs. 40.36 Crore on account of carry forward business losses, unabsorbed depreciation and certain other items of PEFRL under the Income-tax Act has been adjusted against the current year's tax provision of the Company.

C In view of the aforesaid Scheme, effective from January 01, 2010, the figures for the previous year are not comparable with current year.

Rs. Crore

	Current Year	Previous Year
6. (I) **SECURED LOANS:**		
i) Term loans secured by way of first pari-passu charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant), Renukoot, and hypothecation of movables (save and except books debts) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution and on current assets (except book debts) in favour of the Company's Bankers for working capital borrowings.	172.13	185.75
ii) Term loan secured by way of first pari-passu charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant), Renukoot, and hypothecation of movables (save and except current assets) situated at these locations, subject to prior charge(s) created on certain assets in favour of a Financial Institution.	92.15	94.05
iii) Term Loan secured by way of exclusive first charge created on assets acquired there-against.	3.41	4.27
iv) Term loan secured by way of first pari-passu charge created by hypothecation of movable fixed assets situated at Veraval, Rishra (Textile Division), Jagdishpur (Argon Gas Plant) and Renukoot.	34.65	35.00
v) Term loan secured by way of first pari-passu charge created by hypothecation of movable fixed assets situated at Hi-Tech Carbon Division at Gummidipoondi.	—	47.50
vi) Term loan secured by way of first pari-passu charge by hypothecation of movable fixed assets situated at Insulator Divisions at Halol and Rishra.	—	47.50


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Rs. Crore Previous Year
vii)	Term Loan secured by way of exclusive first charge created by hypothecation of Brand Rights/Trademark and movable properties of the Company's Madura Garment Division at Bangalore and movable properties at Bangalore.	100.00	100.00
viii)	Term Loan secured by way of first pari-passu charge created by hypothecation of movable properties (save and except investment and current assets) of the Fertiliser Plant of the Company situated at Jagdishpur.	100.00	100.00
ix)	Term Loan secured by way of second pari-passu charge created by mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur, and hypothecation of movable properties of the Company relating to these Plants, Garments Division at Bangalore and Corporate Finance Division at Mumbai, and the entire current assets (save and except investments) of the Company.	90.00	135.00
x)	Term Loan secured by way of second pari-passu charge created by mortgage of immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textiles Plants at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur, and hypothecation of movable properties of the Company relating to these Plants, Garments Division at Bangalore and Corporate Finance Division at Mumbai, and the entire current assets (save and except investments) of the Company.	190.00	190.00
xi)	Term Loan secured by way of second pari-passu charge created by mortgage of the immovable properties of the Company's Rayon & Caustic Soda Plant at Veraval, Textile Plant at Rishra, Carbon Black Plant at Renukoot and Argon Gas Plant at Jagdishpur, and hypothecation of movable properties of the Company relating to these Plants, Garments Division at Bangalore and Corporate Finance Division at Mumbai, the entire current assets (save and except investments) of the Company and Brand Rights/ Trademarks owned by Garments Division, Bangalore.	209.98	243.32
xii)	Term Loans secured by way of first charge created by mortgage of the immovable properties situated at Insulator Division, Halol, and hypothecation of movable properties (except current assets) of the Insulators Division of the Company situated at Halol and Rishra.	—	3.33
xiii)	Term Loans secured by way of first pari-passu charge created by mortgage of immovable properties of the Company's Madura Garments Exports Plants at Bangalore and hypothecation of movable fixed assets of the Company at these plants.	35.62	—


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

		Current Year	Previous Year
xiv)	Term Loans secured by way of first pari-passu charge to be created of mortgage of immovable properties of the Company's Madura Garments Exports Plant at Bangalore, and charge created by way of hypothecation of movable fixed assets of the Company at these plants.	3.68	—
xv)	Term Loans secured by way of first pari-passu charge created by hypothecation of stocks and bookdebts and of entire movable fixed assets of the Company's Madura Garments Exports Plant at Bangalore.	15.64	—
xvi)	Term Loan secured by way of first pari-passu charge created by mortgage of immovable properties of the Company's MG Lifestyle Clothing Plant at Bangalore, and hypothecation of movable fixed assets of the Company at these plants.	7.98	—
xvii)	Term Loan secured by way of first pari-passu charge created by hypothecation of movable plant and machinery of the Company's MG Lifestyle Clothing Plant at Bangalore.	24.46	—
xviii)	Term Loan secured by way of first pari-passu charge created by hypothecation of furniture & fixtures and other movable fixed assets of the Company's Peter England People Stores at Bangalore and Delhi.	48.00	—
xix)	Foreign Currency Loans secured by way of first pari-passu charge created by hypothecation of movable properties (save and except stocks and book debts) of the Company situated at Gummidipoondi.	130.90	113.26
xx)	Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of all movable assets (excluding current assets) of the Company's Fertiliser Plant situated at Jagdishpur (excluding assets relating to Argon Gas Plant), and mortgage on immovable properties of the Company's Office Premises at Sakar Bhavan, Mumbai.	81.12	81.12
xxi)	Foreign Currency Loans secured by way of first pari-passu charge created by hypothecation of movable properties of the Company's Rayon Division at Veraval, Textile Plant at Rishra, Argon Gas Plant at Jagdishpur and Carbon Black Plant at Renukoot.	172.53	172.53
xxii)	Foreign Currency Loans secured by way of first pari-passu charge created by hypothecation of movable properties (save and except current assets) of the Carbon Black Plant of the Company situated at Patalganga.	125.67	25.00
xxiii)	Foreign Currency Loan secured by way of first pari-passu charge created by hypothecation of movable fixed assets situated at Insulators Division at Halol and Rishra.	62.27	62.27

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crore Previous Year
xxiv) Working Capital Borrowings are secured by hypothecation of inventories, book debts and other movables (except investment held as Current Assets), both present and future, held as current assets.	178.19	379.67
xxv) Deferred Sales Tax Loan for the Caustic Soda Unit at Veraval to be secured by first pari-passu charge over the fixed assets of Caustic Soda Unit of the Company at Veraval and for Carbon Black Plant at Gummidipoondi to be secured by second pari-passu charge over the fixed assets of the respective plant.	78.99	87.50
xxvi) Non-Convertible Debentures secured by way of first *pari-passu* charge created by mortgage of the immovable property of the Company located at Ahmedabad, Gujarat and secured by mortgage of immovable properties of the Company's Fertiliser Plant (excluding assets relating to Argon Gas plant) at Jagdishpur:		
12.25 % 25th Series (Redeemable at par on 12th December 2011. Put/Call option at the end of two years)	110.00	110.00
II) UNSECURED LOANS		
i) Secured by way of first pari-passu charge created by mortgage of the immovable property of the Company located at Ahmedabad, Gujarat:		
13.00% 23rd Series (Redeemable at par on 7th November, 2011)	125.00	125.00
12.50% 24th Series (Redeemable at par on 5th December, 2011)	40.00	40.00
11.50% 26th Series (Redeemable at par on 19th December, 2011)	225.00	225.00
As the value of Security provided to secure the aforesaid NCD's is not significant, the NCD's have been shown as Unsecured.		
ii) 8.40% 27th Series (Redeemable at par on 23rd November, 2012)	200.00	—

III) Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency Swaps, Interest Rate Swaps and Forward Cover.

	Current Year	Previous Year
7. a) Capital Work-in-Progress includes advances to suppliers	25.24	43.37
b) Pre-operative Expenses:		
Interest	7.06	0.83
Salaries and Wages	2.57	0.12
Contribution to Provident and Other Funds	0.02	—
Depreciation	0.05	—
Miscellaneous Expenses	0.43	—
Raw Material Consumption	0.01	—
Power and Fuel	0.58	—
Total	10.72	0.95
Add: Amount Brought Forward from previous year	0.63	—
Less: Amount Capitalised During the year	0.77	0.32
Balance Pending Allocation	10.58	0.63


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

8 a) *Market/Book Values of certain long term quoted investments aggregating to* Rs. NIL (Previous Year: Rs. 453.10 Crore) and unquoted investments aggregating to Rs. 2,311.47 Crore (Previous Year Rs.: 1,779.38 Crore) are lower than its cost.

Considering the strategic and long-term nature of the aforesaid investments and asset base and business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

An amount of Rs. 19.95 Crore is lying in "Investment Reserve" is to be used to meet the diminution other than temporary, if any, that may arise in future, in the value of present and future long term strategic investments.

b) Transfer of investments in IDEA Cellular Ltd. (IDEA) and Birla Sun Life Insurance Co. Ltd. is restricted by the terms contained in their respective joint venture agreements. Non-disposal undertakings for IDEA, Aditya Birla Minacs Worldwide Ltd. (ABMWL), Aditya Birla Minacs IT Services Limited and Madura Garments Lifestyle Retail Company Limited *investment have also been provided to certain* Banks *for respective credit facilities extended* by them.

c) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has in respect of Birla Sun Life Insurance Company Limited agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

9. Loans and Advances include:

Rs. Crore

Amount Receivable From	Balance as on 31-Mar-2010	Balance as on 31-Mar-2009	Maximum Amount Due at any time during the year ended 31-Mar-2010	Maximum Amount Due at any time during the year ended 31-Mar-2009
(i) **Subsidiaries**				
Aditya Birla Trustee Company Private Limited	—	0.34	0.35	0.34
ABNL Investment Limited (Formerly known as Laxminarayan Investment Limited)	30.16	17.67	68.02	37.10
Madura Garments Exports Limited (Merged with ABNL w.e.f. 01.01.2010)	—	0.02	54.80	53.00
Aditya Birla Minacs IT Services Limited (Formerly known as PSI Data Systems Limited)	7.50	β	21.65	0.28
Birla Sun Life Insurance Company Limited	0.18	0.04	0.32	0.14
Aditya Birla Finance Limited (Formerly known as Birla Global Finance Company Limited)	69.59	11.91	600.00	25.04
Madura Garments Lifestyle Retail Company Limited	59.10	25.69	478.69	89.98
Peter England Fashions and Retail Limited	—	32.87	218.52	99.41
MG Lifestyle Clothing Company Private Limited (Merged with ABNL w.e.f. 01.01.2010)	—	—	—	10.00
Aditya Birla Money Limited (Formerly known as Apollo Sindhoori Capital Investments Limited)	20.01	—	35.00	—
Birla Technologies Limited	12.65	—	12.65	—
Aditya Birla Minacs Worldwide Limited	0.22	—	0.22	—
Aditya Birla Capital Advisors Private Limited	—	—	0.60	—
Aditya Birla Money Mart Limited (Formerly known as Birla Sun Life Distribution Company Limited)	—	0.01	7.05	—
Birla Insurance Advisory and Broking Services Limited	0.07	—	0.07	—
(ii) **Joint Ventures:**				
Birla Sun Life Asset Management Company Limited	—	—	—	0.04
IDEA Cellular Limited	—	—	—	75.00


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

9. Loans & Advances include (Contd.)

Rs. Crore

Amount Receivable From	Balance as on 31-Mar-2010	Balance as on 31-Mar-2009	Maximum Amount Due at any time during the year ended 31-Mar-2010	Maximum Amount Due at any time during the year ended 31-Mar-2009
(iii) Employees loan given in the ordinary course of the business and as per the service rules of the Company				
- no repayment schedule or repayment beyond seven years	1.63	0.84	2.02	0.88
- no interest or at an interest rate below which is specified in Section 372A of the Companies Act, 1956	7.95	5.98	10.05	8.05

(iv) The Company is one of the Promoter members of Aditya Birla Management Corporation Private. Limited, a company limited by guarantee, which has been formed to provide a common pool of facilities and resources to its members, with a view to optimise the benefits of specialisation and minimise cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads. Total Amount outstanding as on 31st March, 2010 is Rs 3.28 Crore (Previous Year: Rs 16.30 Crore).

Rs. Crore

	Current Year	Previous Year
10. Information related to Micro, Small and Medium Enterprises Development Act, 2006 (Act), is disclosed hereunder. The information given below has been determined to the extent such parties have been identified on the basis of information available with the Company.		
a) (i) Principal amount remaining unpaid to any supplier at the end of the accounting year	1.54	1.06
(ii) Interest due on above	β	β
The Total of (i) and (ii)	1.54	1.06
b) Amount of interest paid by the buyer in terms of Section 16 of the Act, along with amount of the payment made beyond the appointed date during the year	—	—
c) Amounts of interest accrued and remaining unpaid at the end of the financial year	β	β
d) Amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under the Act	—	—
e) Amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the Act	β	—

SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

		Current Year	Previous Year
11. Deferred Tax Liability/(Asset) at the period end comprise timing differences on account of:			
Depreciation		207.64	205.37
Expenditure/Provisions Allowable		(29.17)	(25.13)
		178.47	180.24
12. Earnings Per Share (EPS) is calculated as under:			
Net Profit as per Profit and Loss Account		283.40	137.43
Less: Preference Dividend and Tax thereon		β	—
Net Profit for EPS -	**A**	**283.40**	**137.43**
Weighted Average number of Equity Shares for calculation of Basic EPS	**B**	98,362,821	95,008,617
- Basic EPS (Rs.)	**A/B**	**28.81**	**14.46**
Weighted Average number of Equity Shares Outstanding		98,362,821	95,008,617
Add: Shares held in Abeyance		43,112	43,384
Add: Potential Equity Shares Due to Warrant		4,205,624	—
Weighted Average number of Equity Shares for calculation of Diluted EPS	**C**	102,611,557	95,052,001
- Diluted EPS (Rs.)	**A/C**	**27.62**	**14.46**
Nominal Value of Shares (Rs.)		10.00	10.00
13. The following amount are included in the Miscellaneous Expenses in Profit and Loss Account:			
a) Foreign Exchange (Gain)/Loss (Net)		(0.80)	(1.73)
b) All Insurance Claims (unless clearly identifiable with the respective heads of expenses and Loss of Profit policy)		(0.66)	(1.36)
c) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)		(5.58)	(5.92)
d) (Profit)/Loss on sale/discard of Fixed Assets (Net)		7.13	(0.64)
14. **Leases:**			
A. Operating Lease payment recognised into Profit and Loss Account		116.58	114.40
B. The Company has taken certain office premises, showrooms and residential houses on non-cancellable operating lease. The future minimum lease rental payments in respect of non-cancellable operating lease are as follows:			
i) Not later than one year		35.37	42.52
ii) Later than one year and not later than five years		29.46	59.37
iii) Later than five years		2.17	—


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crore
15. The Company has given certain Plant and Machinery (Storage Tank) on non-cancellable operating lease:		
The gross carrying amount of the above referred assets	4.90	4.90
The accumulated depreciation for the above assets	1.82	1.59
The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental in respect of aforesaid lease is as follows:		
i) Not later than one year	1.62	2.15
ii) Later than one year and not later than five years	4.06	8.70
iii) Later than five years	—	—

16. Disclosure in respect of Retirement Benefits pursuant to Accounting Standard-15 (Revised) - refer **Annexure I**

17. The following are included under other heads of expenses in the Profit and Loss Account:	Current Year	Previous Year
Stores and Spares Consumed	13.21	12.05
Salaries and Wages	0.50	0.40
Staff Welfare Expenses	0.89	0.11
Insurance	0.84	0.90
Depreciation	0.10	0.10
Repairs and Maintenance - others	3.27	2.41
Rates and Taxes	2.28	0.91
Miscellaneous Expenses	16.62	20.43

18. Details of Auditors' Remuneration:	Current Year	Previous Year
Payments to Statutory Auditor		
- As Auditor:		
- Audit Fees (Including Limited Review Fees)	0.87	0.82
- Tax Audit Fees	0.18	0.17
- Reimbursement of Expenses	0.17	0.15
- As advisor in respect of:		
- Taxation Matters	0.04	0.11
- Management Services	0.45	0.27
- In Other Manner:		
- Certification	0.15	0.10
Payment to Branch Auditor:		
- Audit Fees	0.18	0.15
- Certification Work	—	—
- Management Services	0.08	0.05
- Reimbursement of Expenses	0.06	0.03
Payment to Cost Auditors:		
- Audit Fees	0.02	0.02
- Reimbursement of Expenses	0.00	0.01
Grand Total	**2.20**	**1.88**


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

19. Disclosure in respect of the Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures':

	Country of Incorporation	Proportion of Ownership Interest	
		As at 31-Mar-2010	As at 31-Mar-2009
a) Name of Ventures:			
IDEA Cellular Limited (27.02% upto February 28, 2010, and thereafter 25.38%)	India	25.38%	27.02%
Birla Sun Life Asset Management Company Limited (JV of Subsidiary Company ABFSPL)	India	49.99%	49.99%
Birla Sun Life Trustee Company Private Limited (JV of Subsidiary Company ABFSPL)	India	49.85%	49.85%

Rs. Crore

	Current Year	Previous Year
b) The aggregate of the Company's shares in the above ventures in:		
Net Fixed Assets	4,774.09	4,531.08
Investments	320.84	561.28
Net Current Assets	(72.62)	370.89
Loans/Borrowings	2,012.25	2,407.76
Income	3,562.03	3,137.58
Expenses (including Depreciation and Taxation)	3,281.57	2,884.28
Contingent Liabilities	254.65	117.77
Capital Commitments	300.80	474.66

20. Disclosure in respect of Related Parties pursuant to Accounting Standard 18 – refer **Annexure II**

21. For Derivative Information - refer **Annexure III**

22. a) **Remuneration to Whole-time Directors (Including Managing Director/Manager):**

	Current Year	Previous Year
Salary	10.86	12.00
Contribution to Provident and Other Funds *	0.89	1.23
Other Perquisites	0.80	0.77
Total	12.55	14.00


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Previous Year
		Rs. Crore
b) **Computation of Managerial Remuneration:**		
Profit before Tax as per Profit and Loss Account	320.30	162.30
Add: Managing and Whole-time Directors' remuneration and commission	12.55	14.00
Commission paid to Non-Executive Directors	1.50	—
Directors' Fees	0.21	0.15
Provision for Doubtful Debts and Advances	3.46	1.04
Loss on Sale of Fixed Assets (Net)	7.13	—
Provision for Wealth Tax	0.28	0.27
	345.43	177.76
Less: Bad Debts written off	2.51	0.43
Profit on Sale of Current Investment as per Profit and Loss Account (Net)	7.82	6.87
Profit on Sale of Long Term Investment as per Profit and Loss Account (Net)	(0.13)	—
Profit on Sale of Fixed Assets (Net)	—	0.64
Net Profit as per Section 349 of the Companies Act, 1956	335.23	169.82
Maximum permissible remuneration to Whole-time Directors under Section 198 of the Companies Act, 1956 @ 10% of the profits computed above	33.52	16.98
Restricted as per Service Agreement	12.55	14.00
Maximum permissible managerial remuneration to Non-Executive Directors under Section 198 of the Companies Act, 1956 @ 1% of the profits computed above	3.35	—
Restricted as per Board Resolution	1.50	—

*In the determination of Manager's remuneration, certain perquisites have been valued in accordance with the Income Tax Rules, 1962.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall Company basis at the end of each year, and accordingly have not been considered in the above information. Employee Compensation under Employee Stock Options Scheme has also not been considered in the above information.

23. In September 2005, the Company had purchased 37.18 Crore equity shares of IDEA Cellular Ltd. (IDEA) from M/s. AT&T Cellular Private. Ltd, Mauritius, and paid consideration of US$ 150 Million without deduction of tax at source after obtaining an order under Section 195(2) of the Income Tax Act from the Income Tax Department. The Deputy Director of Income Tax (International Taxation), DDIT, Mumbai, has issued order under Section 163(1) of the Income Tax Act dated March 25, 2009, treating the Company as an agent of New Cingular Wireless Services Inc. for the sale of shares of IDEA by its subsidiary AT&T Cellular Private Limited, Mauritius. The Company has challenged the order of DDIT before the appropriate authority and, based on the opinion of Tax Expert, the Company is reasonably certain that no tax liability would devolve.

24. During the previous year, the Company has received fertilisers bonds of Rs. 65.5 Crore from the Ministry of Fertilisers, the Government of India, against the outstanding amount of subsidy receivable, out of which bonds amounting to Rs. 29.33 Crore (Previous Year: Rs. 37.45 Crore) are outstanding at the year end. The market value of the above bonds are lower than the book value, therefore the diminution in the value of above bonds amounting to Rs. 0.46 Crore (Previous Year: Rs. 5.11 Crore) has been accounted under Miscellaneous Expenses. The aforesaid bonds have been classified as "Other Current Assets" in the Financial Statements.


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

25. Other Interest include Interest on Income Tax Refund of Rs. 2.34 Crore (Previous Year: Rs. 4.57 Crore).

26. For additional information as required under paras 3, 4C and 4D of Part II of Schedule VI to the Companies Act, 1956 - refer **Annexure IV**.

27. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS17), taking into account the organisational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories, Contract Exports
Rayon Yarn	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulator	Insulators
Textiles	Spun Yarn and Fabrics
Fertilisers	Urea, Ammonia, Argon Gas, Pesticides and Seeds
Financial Services	Corporate Finance, Syndication and Distribution

The Company considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the year to acquire assets based on secondary segment have not been disclosed.

For Segment Information - refer **Annexure V**

28. Figures of Rs. 50,000 or less have been denoted by β

29. Previous year's figures have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I

RETIREMENT BENEFITS

Rs. Crore

	Current Year	Previous Year
a) The details of the Company's defined benefit plans for its employees are given below:		
Amounts recognised in the Balance Sheet in respect of gratuity:		
Present Value of the funded defined benefit obligation at the end of the period	80.08	75.30
Fair Value of Plan Assets	78.16	77.30
Net Liability/(Asset)	**1.92**	**(2.00)**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of gratuity:		
Current Service Cost	5.42	4.94
Interest on Defined Benefit Obligations	5.38	5.01
Expected Return on Plan Assets	(6.10)	(4.46)
Net Actuarial (Gain)/Loss recognised during the period	0.26	(3.00)
Net Gratuity Cost	**4.96**	**2.49**
Actual Return on Plan Assets:		
Expected Return on Plan Assets	6.10	4.46
Actuarial Gain/(Loss) on Plan Assets	(3.32)	8.54
Actual Return on Plan Assets	**2.78**	**13.00**
Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	75.30	64.28
Current Service Cost	5.42	4.94
Interest Cost	5.38	5.02
Actuarial (Gain)/Loss	(3.06)	5.55
Liability Assumed on Amalgamation	3.23	—
Benefits Paid	(6.18)	(4.49)
Closing Defined Benefit Obligation	**80.09**	**75.30**
Change in Fair Value of Plan Assets:		
Opening Fair Value of the Plan Assets	77.30	61.36
Expected Return on Plan Assets	6.10	4.46
Actuarial Gain/(Loss)	(3.32)	8.55
Assets Acquired on Amalgamation	0.09	—
Contributions by the Employer	4.18	7.42
Benefits Paid	(6.18)	(4.49)
Closing Fair Value of the Plan Assets	**78.17**	**77.30**
Investment Details of Plan Assets		
Government of India Securities	22%	15%
Corporate Bonds	2%	8%
Insurer Managed Fund	76%	74%
Others	—	3%
Total	**100%**	**100%**



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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

Experience Adjustment

Rs. Crore

	31-Mar-2010	31-Mar-2009	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	80.08	75.30	64.28	49.02	47.64
Plan Assets	78.16	77.30	61.36	49.17	46.18
Surplus/(Deficit)	(1.92)	2.00	(2.92)	0.15	(1.46)
Experience Adjustment on Plan Liabilities	1.16	4.72	1.83	0.39	—
Experience Adjustment on Plan Assets	(3.32)	8.54	(1.65)	(0.23)	—

There are no amount included in the Fair Value of Plan Assets for:

i) Company's own financial instrument.

ii) Property occupied by or other assets used by the Company.

Expected rate of return on assets is based on the average long term rate of return expected on investments of the funds during the estimated term of the obligations.

General Description of Fair Value of the Plan

The Company has approved gratuity trust except for the fertiliser division which is having insurer Managed Fund.

	Current Year	Previous Year
Principal Actuarial Assumptions at the Balance Sheet Date:		
Discount Rate	8.15%	7.55%
Estimated Rate of Return on Plan Assets	8.00%	8.00%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Rs. Crore

	Current Year	Previous Year
b) The details of the Company's defined benefit plans in respect of Pension for its employees are given below:		
Amounts recognised in the Balance Sheet in respect of Pension (unfunded by the company):		
Present Value of Unfunded Obligation at the end of the period	7.20	7.49
Fair Value of Plan Assets	—	—
Net Liability/(Asset)	**7.20**	**7.49**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Pension (Unfunded by the Company):		
Interest on Defined Benefit Obligations	0.53	0.56
Net Actuarial (Gain)/Loss recognised during the period	0.27	0.58
Net Pension Cost	**0.80**	**1.14**


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE - I (Contd.)

Rs. Crore

	Current Year	Previous Year
Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	7.48	7.39
Interest Cost	0.53	0.56
Actuarial (Gain)/Loss	0.27	0.58
Benefits Paid	(1.09)	(1.05)
Closing Defined Benefit Obligation	**7.19**	**7.48**
Change in Fair Value Plan Assets:		
Contributions by the Employer	1.09	1.05
Benefits Paid	(1.09)	(1.05)
Closing Fair Value of the Plan Assets	—	—

Experience Adjustment

	31-Mar-2010	31-Mar-2009	31-Mar-2008	31-Mar-2007	31-Mar-2006
Defined Benefit Obligation	7.20	7.49	7.39	7.48	7.91
Plan Assets	—	—	—	—	—
Surplus/(Deficit)	(7.20)	(7.49)	(7.39)	(7.48)	(7.91)
Experience adjustment on Plan Liabilities	0.55	0.31	1.00	0.23	—

c) Defined Contribution Plans -

The Company has recognised the following amount as an expense and included in the Schedule 16 - "Contribution to Provident and Other Funds:

Rs. Crore

	Current Year	Previous Year
i) Contribution to Employees' Provident Fund	15.57	13.37
ii) Contribution to Superannuation Fund	5.08	4.67
iii) Contribution to ESI	2.18	1.72

The Guidance Note on implementation of AS-15 (Revised), "Employee Benefits" issued by the ICAI states that Provident Fund setup the employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefits plan. The Company setup Provident Fund does not have existing deficit of Interest shortfall. With regards to future obligation arising due to interest shortfall (i.e., government interest to be paid on, the Provident Fund Scheme exceeding rate of interest earned on investment), pending issuance of the Guidance Note from Actuarial Society of India, the Company's actuary has expressed his inability to reliably measure the Provident Fund liability.

SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE-II

a) **List of Related Parties:**

Parties where control exists — Subsidiaries:

Aditya Birla Financial Services Private Limited (ABFSPL) (w.e.f. November 4, 2008)

Aditya Birla Capital Advisors Private Limited (ABCAPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008)

Aditya Birla Customers Services Private Limited (ABCSPL) (Subsidiary of ABFSPL) (w.e.f. December 11, 2008)

Aditya Birla Securities Private Limited (ABSPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008, and ceased to be a Subsidiary w.e.f. March 13, 2009)

Aditya Birla Trustee Company Private Limited (ABTCPL) (Subsidiary of ABFSPL) (w.e.f. November 28, 2008)

Aditya Birla Financial Shared Services Limited (ABFSSL) (Subsidiary of ABFSPL) (w.e.f. June 19, 2008)

Aditya Birla Money Limited (ABML) (formerly known as Apollo Sindhoori Capital Investments Limited) (Subsidiary of ABFSPL) (w.e.f. March 6, 2009)

Aditya Birla Commodities Broking Limited (ABCBL) (formerly known as Apollo Sindhoori Commodities Trading Limited) (100% Subsidiary of ABML) (w.e.f. March 6, 2009)

Birla Insurance Advisory & Broking Services Limited (50.01% Subsidiary of ABFSPL)

Aditya Birla Money Mart Limited (ABMML) (formerly known as Birla Sun Life Distribution Company Limited) (w.e.f. March 31, 2009)

Aditya Birla Money Insurance Advisory Services Limited (formerly known as BSDL Insurance Advisory Services Limited) (100 % Subsidiary of ABMML)

Aditya Birla Minacs Worldwide Limited (ABMWL)

Transworks Inc. (TW Inc.) (100% Subsidiary of ABMWL)

Aditya Birla Minacs Philippines Inc. (ABMPI) (100% Subsidiary of ABMWL)

AV Transworks Limited (AVTL) (100% Subsidiary of ABMWL)

Aditya Birla Minacs Worldwide Inc. (ABMWI) (100% Subsidiary of AVTL) (formerly known as Minacs Worldwide Inc.)

Compass BPO Limited, U.K. (Subsidiary of ABMWI) (w.e.f. March 9, 2010)

Compass BPO, Inc., U.S.A (w.e.f. March 9, 2010)

Compass Business Process Outsourcing Private Limited, India (w.e.f. March 9, 2010)

Compass BPO FZE, U.A.E. (w.e.f. March 9, 2010)

Minacs Worldwide SA de CV (100% Subsidiary of ABMWI)

Minacs Group (USA) Inc. (100% Subsidiary of ABMWI)

Minacs Limited (100% Subsidiary of ABMWI)

Minacs Worldwide GmbH (100% Subsidiary of Minacs Limited)

Minacs Kft. (100% Subsidiary of Minacs GmbH)

Aditya Vikram Global Trading House Limited (AVGTHL)

Aditya Birla Finance Limited (ABFL) (formerly known as Birla Global Finance Company Limited)

Birla Sun Life Insurance Company Limited (BSLICL)

ABNL Investment Limited (ABCL) (formerly known as Laxminarayan Investment Limited)

Madura Garments International Brand Company Limited (MGIBCL) *(on becoming Associate, ceased to be an Subsidiary w.e.f. November 27, 2009)*

LIL Investment Limited (w.e.f. July 27, 2009, and on becoming Associate, ceased to be a Subsidiary w.e.f. November 27, 2009)

Madura Garments Exports Limited (MGEL) (merged with the Company w.e.f. January 1, 2010)


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE-II (Contd.)

Madura Garments Exports US, Inc. (ceased to be a Subsidiary from February 9, 2010)

Madura Garments Lifestyle Retail Company Limited (MGLRCL)

MG Lifestyle Clothing Company Private Limited (MGCCPL) (merged with the Company w.e.f. January 1, 2010)

Peter England Fashions and Retail Limited (PEFRL)

Aditya Birla Minacs IT Services Limited (ABMITS) (formerly known as PSI Data Systems Limited)

Birla Technologies Limited (100% Subsidiary of ABMITS)

Joint Ventures:

Birla Sun Life Asset Management Company Limited (BSAMC) (directly held by the Company till March 22, 2010, thereafter Joint Venture of ABFSPL)

Birla Sun Life Trustee Company Private Limited (BSTPL) (directly held by the Company till March 22, 2010, thereafter Joint Venture of ABFSPL)

Birla Sun Life Distribution Company Limited (BSDL) (on becoming Subsidiary, ceased to be Joint Venture w.e.f. March 31, 2009)

IDEA Cellular Limited (31.78% upto August 12, 2008; 27.02% upto February 28, 2010, and thereafter 25.38%)

Associates:

Birla Securities Limited

Madura Garments International Brand Company Limited (MGIBCL) (w.e.f. November 27, 2009)

LIL Investment Limited (w.e.f. November 27, 2009)

Key Management Personnel and their relatives and enterprises having common Key Management Personnel:

Dr. Bharat K. Singh – Managing Director (Upto 30th June, 2009)

Mr. Adesh Gupta – Whole-time Director (Upto 30th April, 2009)

Mr. K. K. Maheshwari – Whole-time Director

Dr. Rakesh Jain – Managing Director

Mr. Pranab Barua – Whole-time Director (w.e.f. 1st May, 2009)

Mr. Vikram Rao – Whole-time Director (Upto 31st January, 2009)

Relatives of Key Management Personnel:

Mrs. Usha Gupta (Wife of Mr. Adesh Gupta) (Upto 30th April, 2009)

Mrs. Sharda Maheshwari (Wife of Mr. K. K. Maheshwari)

Mrs. Vidya Rao (Wife of Mr. Vikram Rao) (Upto 31st January, 2009)

SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

b) During the year following transactions were carried out with the related parties in the ordinary course of business:

Rs. Crore

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of Goods and Services						
MGEL	2.80	—	—	—	—	2.80
	(20.09)	—	—	—	—	(20.09)
MGCCPL	53.60	—	—	—	—	53.60
	(64.45)	—	—	—	—	(64.45)
OTHERS	0.74	0.20	—	—	0.04	0.97
	(0.84)	—	—	—	(0.13)	(0.97)
	57.13	0.20	—	—	0.04	57.37
	(85.38)	—	—	—	(0.13)	(85.51)
Sales of Goods and Services						
MGEL	2.71	—	—	—	—	2.71
	(8.73)	—	—	—	—	(8.73)
MGLRCL	6.93	—	—	—	—	6.93
	(0.79)	—	—	—	—	(0.79)
PEFRL	2.53	—	—	—	—	2.53
	(0.15)	—	—	—	—	(0.15)
OTHERS	0.63	0.03	—	—	—	0.67
	(1.07)	(0.32)	—	—	—	(1.39)
	12.79	0.03	—	—	—	12.82
	(9.80)	(0.32)	—	—	—	(10.12)
Interest Received						
MGEL	1.78	—	—	—	—	1.78
	(2.13)	—	—	—	—	(2.13)
ABFL	16.93	—	—	—	—	16.93
	(0.10)	—	—	—	—	(0.10)
MGLRCL	8.37	—	—	—	—	8.37
	(5.45)	—	—	—	—	(5.45)
PEFRL	8.31	—	—	—	—	8.31
	(7.28)	—	—	—	—	(7.28)
OTHERS	4.90	—	0.03	β	—	4.93
	(1.26)	—	—	(β)	—	(1.26)
	40.29	—	0.03	β	—	40.32
	(16.22)	—	—	(β)	—	(16.22)
Dividend Received						
ABFL	3.29	—	—	—	—	3.29
	(11.56)	—	—	—	—	(11.56)
	3.29	—	—	—	—	3.29
	(11.56)	—	—	—	—	(11.56)


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SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

Rs. Crore

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Key Manage-ment Personnel	Relatives of Key Manage-ment Personnel	Grand Total
Receipt against reimbursement of Revenue/Capital Expenditure						
PEFRL	—	—	—	—	—	—
	(7.77)	—	—	—	—	(7.77)
IDEA	—	0.01	—	—	—	0.01
	—	—	—	—	—	—
MGLRCL	—	—	—	—	—	—
	(4.82)	—	—	—	—	(4.82)
BSLI	0.01	—	—	—	—	0.01
	—	—	—	—	—	—
OTHERS	—	—	—	—	—	—
	—	(β)	—	—	—	(β)
	0.01	0.01	—	—	—	0.02
	(12.59)	(β)	—	—	—	(12.59)
Interest Expenses						
ABFL	0.05	—	—	—	—	0.05
	(0.33)	—	—	—	—	(0.33)
ABMWL	—	—	—	—	—	—
	(1.20)	—	—	—	—	(1.20)
IDEA	—	—	—	—	—	—
	—	(0.76)	—	—	—	(0.76)
	0.05	—	—	—	—	0.05
	(1.53)	(0.76)	—	—	—	(2.29)
Managerial Remuneration Paid*						
Mr. Pranab Barua	—	—	—	2.47	—	2.47
	—	—	—	—	—	—
Dr. Bharat K. Singh	—	—	—	1.36	—	1.36
	—	—	—	(3.28)	—	(3.28)
Mr. Adesh Gupta	—	—	—	0.48	—	0.48
	—	—	—	(1.63)	—	(1.63)
Mr. K. K. Maheshwari	—	—	—	3.69	—	3.69
	—	—	—	(3.21)	—	(3.21)
Dr. Rakesh Jain	—	—	—	4.55	—	4.55
	—	—	—	(3.70)	—	(3.70)
Mr. Vikram Rao	—	—	—	—	—	—
	—	—	—	(2.18)	—	(2.18)
	—	—	—	12.55	—	12.55
	—	—	—	(14.00)	—	(14.00)

* Excluding Gratuity and Leave Encashment provision and Employee Compensation under ESOP.


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SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

Rs. Crore

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Fresh Investment Made						
ABFSPL	508.00	—	—	—	—	508.00
	(2.00)	—	—	—	—	(2.00)
BSLICL	333.00	—	—	—	—	333.00
	(536.50)	—	—	—	—	(536.50)
MGEL	0.10	—	—	—	—	0.10
	(82.75)	—	—	—	—	(82.75)
OTHERS	28.06	—	2.03	—	—	30.09
	(68.20)	(7.64)	—	—	—	(75.84)
	869.16	—	2.03	—	—	871.19
	(689.45)	(7.64)	—	—	—	(697.09)
Sale of Investment						
ABFSPL	290.50	14.32	—	—	—	304.82
	—	—	—	—	—	—
	290.50	14.32	—	—	—	304.82
	—	—	—	—	—	—
Purchase of Investment						
ABFSPL	24.09	—	—	—	—	24.09
	—	—	—	—	—	—
	24.09	—	—	—	—	24.09
	—	—	—	—	—	—
Loans Granted (including Inter-Corporate Deposits)						
ABCL	165.46	—	—	—	—	165.46
	(75.04)	—	—	—	—	(75.04)
ABFL	2,437.25	—	—	—	—	2,437.25
	(31.50)	—	—	—	—	(31.50)
MGEL	53.98	—	—	—	—	53.98
	(57.41)	—	—	—	—	(57.41)
PEFRL	196.30	—	—	—	—	196.30
	(58.07)	—	—	—	—	(58.07)
MGLRCL	878.75	—	—	—	—	878.75
	(69.78)	—	—	—	—	(69.78)
OTHERS	169.90	—	1.13	—	—	171.03
	(0.34)	—	—	—	—	(0.34)
	3,901.63	—	1.13	—	—	3,902.76
	(292.14)	—	—	—	—	(292.14)



A landscape lit by millions of smiles


SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

Rs. Crore

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Loans Granted received back (including Inter-Corporate Deposits)						
ABFL	2,372.25	—	—	—	—	2,372.25
	(31.50)	—	—	—	—	(31.50)
MGEL	—	—	—	—	—	—
	(92.90)	—	—	—	—	(92.90)
PEFRL	152.00	—	—	—	—	152.00
	(67.95)	—	—	—	—	(67.95)
MGLRCL	839.60	—	—	—	—	839.60
	(68.35)	—	—	—	—	(68.35)
ABCL	152.72	—	—	—	—	152.72
	(57.37)	—	—	—	—	(57.37)
OTHERS	130.09	—	—	β	—	130.09
	(10.00)	—	—	(0.01)	—	(10.01)
	3,646.65	—	—	β	—	3,533.72
	(328.07)	—	—	(0.01)	—	(328.08)
Loans Taken (including Inter-Corporate Deposits and Bills Re-discounting)						
ABMWL	—	—	—	—	—	—
	(41.00)	—	—	—	—	(41.00)
IDEA	—	—	—	—	—	—
	—	(75.00)	—	—	—	(75.00)
ABFL	—	—	—	—	—	—
	(36.90)	—	—	—	—	(36.90)
	—	—	—	—	—	—
	(77.90)	(75.00)	—	—	—	(152.90)
Loans Repaid (including Inter-Corporate Deposits and Bills Re-discounting)						
ABFL	11.90	—	—	—	—	11.90
	(25.00)	—	—	—	—	(25.00)
ABMWL	—	—	—	—	—	—
	(41.00)	—	—	—	—	(41.00)
IDEA	—	—	—	—	—	—
	—	(75.00)	—	—	—	(75.00)
	11.90	—	—	—	—	11.90
	(66.00)	(75.00)	—	—	—	(141.00)


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SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE-II (Contd.)

Rs. Crore

Transaction/Nature of Relationship	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Guarantees Given during the year						
MGCCPL	—	—	—	—	—	—
	(20.00)	—	—	—	—	(20.00)
PEFRL	—	—	—	—	—	—
	(70.00)	—	—	—	—	(70.00)
ABMWL	54.70	—	—	—	—	54.70
	—	—	—	—	—	—
MGLRCL	3.60	—	—	—	—	3.60
	(60.00)	—	—	—	—	(60.00)
	58.30	—	—	—	—	58.30
	(150.00)	—	—	—	—	(150.00)
Outstanding Balances as at 31.03.2010						
Loan Granted	194.04	—	1.13	—	—	195.17
	(64.26)	—	—	(0.03)	—	(64.28)
Interest Accrued on Loans Granted	1.34	—	0.04	—	—	1.39
	(4.85)	—	—	—	—	(4.85)
Loans Taken	—	—	—	—	—	—
	(11.90)	—	—	—	—	(11.90)
Amount Receivable against Debtors	3.34	—	—	—	—	3.34
	(1.33)	—	—	—	—	(1.33)
Amounts Receivable against Advances	4.10	—	—	—	—	4.10
	(19.45)	—	—	—	—	(19.45)
Amounts Payable	0.11	—	0.02	—	—	0.13
	(14.18)	—	—	—	—	(14.18)
Guarantees Provided for	445.27	—	—	—	—	445.27
	(621.20)	—	—	—	—	(621.20)
Deposits Receivable	—	—	—	—	2.00	2.00
	—	—	—	—	(3.00)	(3.00)
Deposits Payable	0.01	0.01	—	—	—	0.02
	—	(0.01)	—	—	—	(0.01)
Investments	2,859.25	2,355.81	2.03	—	—	5,217.09
	(2,393.37)	(2,370.13)	(0.01)	—	—	(4,763.51)

- Figures in brackets represent corresponding amount of Previous Year.
- No amount in respect of the related parties have been written off/back are provided for during the year.
- Related party relationship have been identified by the management and relied upon by the auditors.

STANDALONE FINANCIAL STATEMENTS


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SCHEDULE 20 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE-III

Statement of Derivatives Outstanding at the Balance Sheet Date :

a) Derivatives : Outstanding as at Balance Sheet Date :

Nature of Contract	Foreign Currency	Option	Amount in Foreign Currency As at		Purpose
			31-Mar-2010	31-Mar-2009	
Currency and Interest Rate Swap	JYen	Buy	14,442,600,000	14,953,600,000	Hedging of Loan
Currency and Interest Rate Swap	USD	Buy	15,000,000	—	Hedging of Loan
Forward Contracts and Interest Rate Swap	USD	Buy	15,192,277	—	Hedging of Loan
Buyers Credit	JYen	Buy	—	9,012,396,108	Hedging of Loan
Buyers' Credit	USD	Buy	118,848,683	109,774,424	Hedging of Loan
Forward Contracts	USD	Buy	63,682,954	30,246,105	Hedging Purpose
		Sell	2,273,393	4,667,183	
Forward Contracts	EURO	Buy	119,221	178,427	Hedging Purpose
		Sell	1,897,941	1,825,000	
Forward Contracts	GBP	Sell	1,030,000	1,165,000	Hedging Purpose
Forward Contracts	AUD	Buy	629,501	800,000	Hedging Purpose

b) Foreign Currency exposure which are not hedged as at Balance Sheet Date :

Foreign Currency	Receivable	Payable	Investments	Net
USD	10,428,746 (7,125,993)	18,037,839 (15,806,140)	850,000 (850,000)	-6,759,093 (-7,830,147)
EURO	742,941 (2,549,989)	136,230 (761,646)	— —	606,711 (1,788,343)
GBP	408,052 (982,959)	1,049,602 (51,523)	— —	-641,550 (931,436)
AUD	— —	— (470)	— —	— (470)

Figures in brackets represent corresponding amount of Previous Year.


A landscape lit by millions of smiles

SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - IV

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

(a) Details of Products Manufactured, Turnover, Opening Stock, Closing Stock, etc. :

Rs. Crore

Particulars	Unit	Year Ended 31st March	Installed Capacity Per Annum	Opening Stock**		Production	Purchase		Turnover		Closing Stock	
				Quantity	Amount	Quantity	Quantity	Amount	Quantity@	Amount	Quantity	Amount
Garments	Nos./000	**2010**		7,837	176.43	3,300*	4,065	145.69	12,421	1,063.96	2,781	165.90
	Nos./000	2009		5,200	157.21	8,579*	3,627	135.21	11,754	897.33	5,652	162.12
Viscose Filament Rayon Yarn	MT	**2010**	16,400	481	8.43	16,759	—	—	16,616	393.35	624	11.90
	MT	2009	16,400	648	11.16	16,625	—	—	16,792	362.09	481	8.43
Sulphuric Acid and Allied Chemicals	MT	**2010**	55,300	785	0.24	47,671	—	—	47,707	21.96	749	0.31
	MT	2009	55,300	1,336	0.96	47,020	—	—	47,572	31.02	784	0.24
Caustic Soda	MT	**2010**	91,250	1,871	1.70	88,250	—	—	88,897	133.81	1,224	0.98
	MT	2009	91,250	887	0.65	78,574	—	—	77,590	160.09	1,871	1.70
Chlorine	MT	**2010**	80,665	311	(0.01)	72,377	—	—	72,284	11.94	404	0.13
	MT	2009	80,665	507	0.25	65,716	—	—	65,914	13.95	310	(0.01)
Hydro Chloric Acid	MT	**2010**	11,115	168	(0.00)	17,356	—	—	17,293	0.91	231	0.04
	MT	2009	11,115	359	0.07	11,811	—	—	12,002	0.98	168	(0.00)
Spun Yarn	MT	**2010**	43768 Spdl.	551	28.72	9,610	—	—	9,474	445.52	687	28.80
	MT	2009	43768 Spdl.	576	26.59	9,185	60	3.89	9,271	454.55	551	28.72
Cloth	000Mtr.	**2010**	106 looms	1,086	18.87	4,375	—	—	4,194	105.82	1,267	17.21
	000Mtr.	2009	106 looms	1,489	21.94	3,646	—	—	4,049	96.19	1,086	18.87
Carbon Black	MT	**2010**	230,000	3,211	16.82	233,370	—	—	230,195	1,175.67	6,386	25.50
	MT	2009	230,000	4,962	18.79	202,076	—	—	203,827	1,183.66	3,211	16.82
High and Low Tension Insulators and Bushings	MT	**2010**	48,760	3,043	29.64	36,063	1,110	4.17	37,050	446.84	3,166	24.71
	MT	2009	38,800	2,426	18.54	32,904	274	0.93	32,561	443.61	3,043	29.64
Liquid Argon	'000 SM3	**2010**	3,000	112	0.34	485	—	—	546	1.38	51	0.14
	'000 SM3	2009	3,000	91	0.44	1,561	—	—	1,540	6.33	112	0.34
Urea	MT	**2010**	2620 per day	12,823	10.41	1,097,705	—	—	1,105,715	959.59	4,813	3.40
	MT	2009	2620 per day	16,023	11.07	1,069,691	—	—	1,072,891	1,107.94	12,823	10.41
Traded Goods		**2010**		—	3.21	—	—	40.21	—	46.60	—	2.07
		2009		—	1.30	—		89.69	—	107.32	—	3.21
Others		**2010**		—	8.53	—	—	8.83	—	178.62	—	12.79
		2009		—	4.71	—	—	12.96	—	135.99	—	8.53
Total		**2010**			303.33			198.90		4,985.97		293.88
		2009			273.68			242.68		5,001.04		289.02

The Installed Capacity is as Certified by the Management and licensed capacity is not given as licensing has been abolished.

@ Turnover quantity includes captive consumption, damages, sample sales, and shortages, and value includes export benefits.

* Garment production includes items produced on jobwork basis by outside parties and purchases.

** Includes Quantity 2185322 and Value Rs. 14.31 Crore of inventories as a result of composite scheme of arrangement.


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SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - IV (Contd.)

		Current Year		Previous Year	
		MT	Rs. Crore	MT	Rs. Crore
b)	Raw Materials Consumed:				
	Wood Pulp	18,253	90.46	18,077	100.20
	Wool Fibre	6,958	240.06	7,493	271.15
	Flax Fibre	3,137	35.55	3,206	45.73
	Staple and Synthetic Fibre	908	14.65	739	13.56
	Cotton Staple and Synthetic Yarn	1,985	58.18	794	27.42
	Carbon Black Feed Stock/Coal Tar	439,747	818.16	386,140	955.16
	Fabrics in '000 Mtrs.	18,783	220.13	11,316	176.14
	Natural Gas/RNLG (000SM³)	575,054	459.99	554,089	434.38
	Naphtha ('000)	0.68	2.26	8.46	31.90
	Metal Parts*	—	95.67	—	88.64
	Clays	47,049	19.02	26,691	14.71
	Others		138.17		163.02
			2,192.30		2,322.01

* It is not practicable to furnish quantitative information in view of the large number of items which differ in size and nature, each being less than 10% in value of the total.

		Current Year Rs. Crore	Previous Year Rs. Crore
c)	Value of Imports calculated on C.I.F. Basis:		
	Raw Materials	1,149.69	1,289.90
	Stores and Spare Parts	18.41	23.66
	Capital Goods	62.20	90.20
	Purchase of Finished Goods	30.49	40.60
d)	Expenditure in Foreign Currency (on actual payment basis):		
	Advertisement	1.10	2.66
	Technical Assistance Fees/Royalty	0.86	4.70
	Interest and Commitment Charges	24.91	9.39
	Professional Charges	1.19	4.20
	Travelling	1.23	2.12
	Commission	9.23	11.25
	Others	5.34	5.31

SCHEDULE 20 (Contd.)
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS
ANNEXURE - IV (Contd.)

e) Value of Imported and Indigenous Raw Materials, Spare Parts and Components consumed and percentage *thereof to the total consumption:*

	Percentage	Current Year Rs. Crore	Percentage	Previous Year Rs. Crore
Raw Materials:				
Imported	56.60%	1,240.76	61.00%	1,416.53
Indigenous	43.40%	951.55	39.00%	905.48
		2,192.30		2,322.01
Stores, Spare Parts and Components:				
Imported	9.59%	19.17	10.29%	20.26
Indigenous	90.41%	180.83	89.71%	176.72
		200.00		196.98

	Current Year	Previous Year
f) Amount remitted in Foreign Currency on account of Dividend:		
Dividend in respect of Accounting Year 2008-09 (562 Shareholders holding 149,608 Equity Shares)	0.06	—
Dividend in respect of Accounting Year 2007-08 (576 Shareholders holding 137,621 Equity Shares)	—	0.08
Dividend in respect of Accounting Year 2006-07 (1 Shareholder holding 666 Equity Shares)	—	β
Dividend in respect of Accounting Year 2005-06 (11 Shareholders holding 2,169 Equity Shares)	—	β
g) Earnings in Foreign Currency:		
i) On Export of Goods (F.O.B. Basis):		
(a) Foreign Currency	606.08	636.24
(b) Rupee Payments	14.71	43.41
(c) Export through Merchant Exporters	1.70	1.00
ii) Sale of Certified Emission Reduction	4.12	4.61
iii) Service Charge	0.18	0.07

STANDALONE FINANCIAL STATEMENTS

ANNEXURE V

Rs. Crore

(I) Primary Segments - Business	Garments		Rayon Yarn (Incl. Caustic Soda and Allied Chemicals)		Carbon Black		Insulators		Textiles (Includes Spun Yarns and Fabrics)	
	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period
a Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	1,103.94	906.43	537.69	537.11	1,160.87	1,095.64	428.43	424.89	574.99	572.04
Inter-Segment Revenue	—	—	—	—	—	—	(0.03)	(0.07)	1.55	1.17
Total Segment Revenue	1,103.94	906.43	537.69	537.11	1,160.87	1,095.64	428.40	424.82	576.54	573.21
b Segment Result (PBIT)	(14.37)	(48.54)	120.01	89.82	227.33	24.69	97.66	108.25	46.80	32.69
Less: Interest and Finance Charges *										
Add: Interest Income										
Add: Unallocable Income Net of Unallocable Expenditure										
Profit before Tax										
Provision for Taxation										
Profit after Tax										
c Carrying Amount of Segment Assets	876.00	681.96	500.13	513.39	1,195.20	938.63	360.75	326.74	363.33	411.11
Unallocated Assets										
Total Assets										
d Carrying Amount of Segment Liabilities	382.93	270.32	70.20	76.50	252.90	185.54	66.41	62.40	82.09	65.99
Unallocated liabilities										
Total Liabilities										
e Cost incurred to acquire Segment Fixed Assets during the year	17.74	106.89	29.53	34.66	19.68	16.10	38.05	26.96	3.51	30.62
Unallocated Assets										
f Depreciation/Amortisation	58.53	50.21	34.93	33.14	25.38	25.15	18.05	14.37	22.57	21.51
Unallocated Depreciation										

* Interest and finance charges exclude interest of Rs. NIL (Previous Year: Rs. 0.22 Crore) on Financial Services Business, since it is considered as an expense for deriving Segment Result.

(II) Secondary segment – Geographical	Current Period	Previous Year
The Company's operating facilities are located in India		
Domestic Revenues	4,202.78	4,136.65
Exports Revenues	624.69	649.53
Total	4,827.47	4,786.18

Inter-segment revenues are recognised on arm's length basis.

ANNEXURE - V

Rs. Crore

(I) Primary Segments - Business	Fertilisers		Financial Services		Gross Total		Inter-Segment Elimination		Net Total	
	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period	Current Period	Previous Period
a Segment Revenue #										
Sales to External Customers including Export Benefits but net of Excise Duty	1,021.56	1,249.76	—	0.31	4,827.47	4,786.18				
Inter-Segment Revenue	—	—	—	—	1.52	1.10				
Total Segment Revenue	1,021.56	1,249.76	—	0.31	4,828.99	4,787.28	(1.52)	(1.10)	**4,827.47**	**4,786.18**
b Segment Result (PBIT)	136.47	209.74	—	(8.54)	613.91	408.11	—	—	**613.91**	**408.11**
Less: Interest and Finance charges *									334.10	290.43
Add: Interest Income									48.61	33.38
Add: Unallocable Income Net of Unallocable Expenditure									(8.11)	11.24
Profit before Tax									**320.30**	**162.30**
Provision for Taxation									36.90	24.87
Profit after Tax									**283.40**	**137.43**
c Carrying Amount of Segment Assets	406.21	681.13	—	14.69	3,701.64	3,567.65	—	—	3,701.64	3,567.65
Unallocated Assets									5,788.71	6,006.95
Total Assets									**9,490.34**	**9,574.60**
d Carrying Amount of Segment Liabilities	106.22	94.51	—	15.02	960.74	770.28	—	—	960.74	770.28
Unallocated liabilities									3,868.08	4,682.65
Total Liabilities									**4,828.83**	**5,452.93**
e Cost incurred to acquire Segment Fixed Assets during the year	18.89	1.96	—	0.03	127.40	217.22	—	—	127.40	217.22
Unallocated Assets									0.37	0.40
f Depreciation/Amortisation	18.84	18.72	—	0.38	178.30	163.48	—	—	178.30	163.48
Unallocated Depreciation									1.96	2.59

Rs. Crore

PARTICULARS		31-Mar-2010			31-Mar-2009	
A CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before Tax		320.30			162.30	
Adjustments for:						
Depreciation	180.26			166.07		
Provision for Bad and Doubtful Debts, Advances and Other Current Assets (Net)	3.92			1.79		
Interest Expenses	334.10			290.64		
Interest Income	(48.61)			(33.38)		
Employee Stock Options Outstanding	0.10			1.29		
(Profit)/Loss on Fixed Assets Sold	7.13			(0.64)		
(Profit)/Loss on Sale of Investments	(7.69)			(6.87)		
Dividend Income	(8.00)	461.21		(16.81)	402.09	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**781.51**			**564.39**	
Adjustment for:						
Decrease/(Increase) in Sundry Debtors and Other Receivables	259.25			(151.55)		
Decrease/(Increase) in Inventories	(87.16)			29.00		
Increase/(Decrease) in Current Liabilities and Provisions	165.11	337.20		85.36	(37.19)	
CASH GENERATED FROM OPERATIONS		1,118.71			527.20	
Income Taxes Refund/(Paid) (Net)		(56.11)			(82.74)	
NET CASH FROM OPERATING ACTIVITIES			**1,062.60**			**444.46**
B CASH FLOW FROM INVESTING ACTIVITIES						
Proceeds from Sale of Fixed Assets		2.37			6.85	
Purchase of Fixed Assets		(258.67)			(274.84)	
(Increase)/Decrease in Inter-Corporate Deposits		(93.80)			25.91	
Interest Received		52.11			33.59	
Dividend Received		8.00			16.81	
Sale/Redemption (Purchase) of Current Investments (Net)		737.83			(625.61)	
Sale of Investment in Subsidiaries		278.96			1.51	
Investment in Subsidiaries		(881.74)			(948.71)	
Sale of Investments		14.30			0.50	
Purchase of investments		(2.03)			(125.87)	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(142.67)**			**(1,889.86)**

Rs. Crore

	PARTICULARS	31-Mar-2010		31-Mar-2009	
C	CASH FLOW FROM FINANCING ACTIVITIES				
	Proceeds from Issue of Share Capital	8.00		—	
	Proceeds from Issue of Share Warrants (Net of Conversion)	142.07		—	
	Share Premium Received (Net)	424.96		0.03	
	Capital Subsidy Received	—		1.58	
	Proceeds from Borrowings	669.97		2,157.43	
	Repayment of Borrowings	(1,858.48)		(401.64)	
	Dividends Paid (including Tax thereon)	(42.43)		(63.91)	
	Interest and Finance Charges Paid	(340.95)		(255.43)	
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**(996.86)**		**1,438.06**
	NET INCREASE IN CASH AND EQUIVALENTS		(76.93)		(7.34)
	CASH AND CASH EQUIVALENTS (OPENING BALANCE)		89.81		97.15
	Cash Acquired on Composite Scheme of Arrangement (Refer Note 5 of Schedule 20)		1.43		—
	CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		14.31		89.81

Notes:

1) **Cash and Cash Equivalents include:**

	31-Mar-2010	31-Mar-2009
Cash, Cheque in Hand and Remittance in Transit	2.56	6.34
Balance with Banks	11.75	83.47
	14.31	**89.81**

2) Previous year's figures have been regrouped/rearranged to confirm to the current year's presentation, whenever necessary.

3) Closing cash and cash equivalents includes Rs. 2.46 Crore (Previous Year: Rs. 2.35 Crore) lying in designated account with scheduled banks on account of unclaimed Dividend and right issue refund order account, which are not available for use by the Company.

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA


A landscape lit by millions of smiles

I Registration Details

Registration No. 1107   State Code 04

Balance Sheet Date: 31 (Date) 03 (Month) 2010 (Year)

II Capital Raised during the Year (Amount in Rs. Crore)

Public Issue	Preferential Issue
NIL	575.01
Bonus Issue	**Private Placement**
NIL	NIL

III Position of Mobilisation and Development of Fund (Amount in Rs. Crore)

	Total Liabilities	Total Assets
	8475.63	8475.63
Sources of Funds	Paid-up Capital	Reserves & Surplus*
	103.11	4558.40
	Secured Loans	Unsecured Loans
	2067.38	1568.27
Application of Funds	Net Fixed Assets	Investments
	1815.28	5435.85
	Net Current Assets**	Misc. Expenditure
	1046.03	NIL

* Includes Share Warrants and Employee Stock Options Outstanding.
** Net of Deferred Tax Liability.

IV Performance of Company (Amount in Rs. Crore)

Turnover	Total Expenditure
4898.26	4577.96
Profit Before Tax	**Profit After Tax**
320.30	283.40
Earning per Share	**Dividend Rate %**
28.81	50.00

V Generic Names of Three Principal Products/Services of the Company (as per Monetary Terms)

Item Code No. (ITC Code)	Product Description
620000	Garments
540311 0.09	Viscose Filament Rayon Yarn
2803	Carbon Black
31021000	Urea

DR. RAKESH JAIN
Managing Director

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Mumbai, May 07, 2010

The Board of Directors
Aditya Birla Nuvo Limited

1. We have audited the attached Consolidated Balance Sheet of **Aditya Birla Nuvo Limited** ('the Company') and its Subsidiaries, Joint Ventures and Associates (collectively referred to as 'the Group'), as at March 31, 2010 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These Consolidated Financial Statements are the responsibility of the Company's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Consolidated Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We report that the Consolidated Financial Statements have been prepared by the Company in accordance with the requirements of Accounting Standard ('AS') 21 Consolidated Financial Statements, AS 23 Accounting for Investments in Associates in Consolidated Financial Statements and AS 27 Financial Reporting of Interests in Joint Ventures, notified by Companies Accounting Standard Rules, 2006 (as amended).

4. Without qualifying our opinion we draw attention to Note 9 of schedule 21 to the Consolidated Financial Statement regarding substituting unaudited consolidated figures of IDEA for the year ended March 31, 2009 with its audited consolidated figures for that year. The impact of such substitution on the net profit for the year is not material.

5. Included in these Consolidated Financial Statement are total assets of Rs.24,678.39 Crore as at March 31, 2010, total revenues of Rs.13,611.02 Crore and net cash outflow of Rs. 665.94 Crore for the year then ended, which have not been jointly audited by us. These have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those respective auditors.

6. Included in these Consolidated Financial Statement are total assets of Rs.535.91 Crore as at March 31, 2010, total revenues of Rs.1,246.80 Crore and net cash flow of Rs.4.09 Crore for the year then ended, of Minacs Worldwide Inc., Canada and Transwork BPO Phillippines Inc., Phillippines, subsidiaries of Aditya Birla Minacs Worldwide Limited ('ABMWL'), (a subsidiary of the Company). Theses have been audited by other auditors as per requirements of respective Country's Generally Accepted Accounting Principles ('GAAP'). These have been converted as per requirements of Indian GAAP by the management of ABMWL. The conversion has been audited by one of the joint auditors and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those auditors and its conversion in to Indian GAAP as stated above.

7. The actuarial valuation of liabilities of Birla Sunlife Insurance Company Limited (BSCL) for policies in force is responsibility of the BSCL's appointed actuary. The auditors of BSCL have relied on the appointed actuary's certificate in this regard.

8. Based on our audit and on consideration of reports of other auditors on Separate Financial Statements and on the other financial information of the Components and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated Financial Statement, give a true and fair view in conformity with accounting principles generally accepted in India:

   (a) in the case of the Consolidated Balance Sheet, of the state of affairs of the Company and its Subsidiaries, Joint Ventures and Associates as at March 31, 2010;

   (b) in the case of the Consolidated Profit and Loss Account, of the profit for the year ended on that date; and

   (c) in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Firm registration number: 105146W
Chartered Accountants

Per Shivji K. Vikamsey
Partner
Membership No.: 2242

Place: Mumbai
Date: May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration number: 301003E
Chartered Accountants

Per Vijay Maniar
Partner
Membership No.: 36738

Place: Mumbai
Date: May 07, 2010


A landscape lit by millions of smiles

Rs. Crore

	Schedule	As at 31-Mar-2010	As at 31-Mar-2009
SOURCES OF FUNDS			
Shareholders' Funds:			
Equity Share Capital	1	103.01	95.01
Preference Share Capital	1	25.59	25.52
Share Warrants (Refer Note 8 of Schedule 21)		142.07	377.41
Employee Stock Options Outstanding		14.67	6.94
Reserves & Surplus	2	5,189.44	5,237.37
		5,474.78	**5,742.25**
Minority Interest		185.78	179.25
Loan Funds:			
Secured Loans	3	4,624.10	5,047.03
Unsecured Loans	4	2,814.52	3,839.74
		7,438.62	**8,886.77**
Deferred Tax Liabilities (Refer Note 10 of Schedule 21)		244.02	221.95
Policyholders' Fund		15,353.45	8,596.88
Fund for Future Appropriations		298.42	128.96
Total Funds Employed		**28,995.07**	**23,756.06**
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	11,567.84	10,033.05
Less: Accumulated Depreciation		5,012.27	4,086.96
Net Block		**6,555.57**	**5,946.09**
Capital Work-in-Progress		432.86	725.93
		6,988.43	**6,672.02**
Goodwill on Consolidation		2,892.28	3,422.57
Investments			
Life Insurance Policyholders' Investment	6A	15,625.47	8,701.36
Other Investments	6B	1,331.00	2,381.04
		16,956.47	**11,082.40**
Deferred Tax Assets (Refer Note 10 of Schedule 21)		3.40	2.18
Current Assets, Loans & Advances:			
Inventories	7	902.66	834.80
Sundry Debtors	8	1,170.13	1,354.56
Cash & Bank Balances	9	794.84	1534.37
Interest Accrued on Investments		34.51	19.64
Loans & Advances	10	2,544.13	1,827.04
Other Current Assets	11	95.14	67.42
		5,541.41	**5,637.83**
Less: Current Liabilities & Provisions:	12		
Current Liabilities		3,214.78	2,912.60
Provisions		172.14	148.34
		3,386.92	**3,060.94**
Net Current Assets		**2,154.49**	**2,576.89**
Total Funds Utilised		**28,995.07**	**23,756.06**
Significant Accounting Policies and Notes on Accounts	21		

Schedules referred to above form an integral part of the Balance Sheet

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

Mumbai, May 07, 2010

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2010

Rs. Crore

	Schedule		Year Ended 31-Mar-2010		Year Ended 31-Mar-2009
INCOME					
Gross Revenue	13A		15,530.53		14,416.95
Less: Excise Duty			158.50		214.86
Net Revenue			**15,372.03**		**14,202.09**
Other Operating Income					
- Investment Income/(Loss) on Life Insurance Policyholders' Fund			4,003.15		(670.66)
- Others	13B		133.13		113.41
Net Income from Operations			**19,508.31**		**13,644.84**
Other Income	14		247.74		263.13
			19,756.05		**13,907.97**
EXPENDITURE					
(Increase)/Decrease in Stocks	15		20.33		(48.70)
Cost of Materials	16		2,482.78		2,705.68
Salaries, Wages and Employee Benefits	17		2,254.34		2,404.36
Manufacturing, Selling and Other Expenses	18		6,386.43		5,763.93
Change in Valuation of Liability in respect of Life Insurance Policies in Force			6,925.97		2,215.29
			18,069.85		**13,040.56**
Profit before Interest, Depreciation/Amortisation and Tax			**1,686.20**		**867.41**
Interest and Finance Expenses	19		662.15		721.04
Profit before Depreciation/Amortisation and Tax			**1,024.05**		**146.37**
Depreciation/Amortisation			866.48		695.64
Profit/(Loss) before Tax from Operating Activities			**157.57**		**(549.27)**
Impairment in license value/Non-Compete Fee and Expenses relating to Spice Amalgamation Scheme (of IDEA) (Refer Note 5 of Schedule 21)		112.11		146.96	
Less: Amount Withdrawn from Securities Premium/Business Restructuring Reserve		(112.11)	—	(146.96)	—
Profit/(Loss) before Tax			**157.57**		**(549.27)**
Provision for Taxation	20		114.00		81.05
Profit/(Loss) before Minority Interest			**43.57**		**(630.32)**
Minority Interest in the Loss of Consolidated Subsidiaries			(111.03)		(194.59)
Share of Profit/(Loss) of Associate			(0.04)		—
Net Profit/(Loss)			**154.56**		**(435.73)**
Balance Brought Forward			(1,112.61)		(642.48)
Amount Transferred on stake change/amalgamation of Subsidiaries/Joint Ventures			(105.20)		50.37
Profit Available for Appropriation			**(1,063.25)**		**(1,027.84)**
APPROPRIATIONS					
Debenture Redemption Reserve			53.19		16.28
Special Reserve			6.40		6.55
General Reserve			100.00		13.75
Dividend on Preference Shares			1.75		3.01
Proposed Dividend on Equity Shares			51.51		38.00
Corporate Tax on Dividend			8.86		7.18
Surplus/(Deficit) carried to Balance Sheet			(1,284.96)		(1,112.61)
			(1,063.25)		**(1,027.84)**
Basic Earnings per Share - Rs. (Refer Note 18 of Schedule 21)			15.44		(46.28)
Dilutive Earnings per Share - Rs. (Refer Note 18 of Schedule 21)			14.80		(46.28)
(Face Value of Rs. 10/- each)					
Significant Accounting Policies and Notes on Accounts	21				

Schedules referred to above form an integral part of the Profit and Loss Account

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242

Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

SCHEDULE 1

Rs. Crore

SHARE CAPITAL	Numbers	As at 31-Mar-2010	As at 31-Mar-2009
Authorised:			
Equity Shares of Rs. 10/- each	175,000,000 (175,000,000)	175.00	175.00
Redeemable Preference Shares of Rs. 100/- each	500,000 (500,000)	5.00	5.00
		180.00	**180.00**
Issued, Subscribed & Paid-up:			
EQUITY SHARE CAPITAL			
Equity Shares of Rs. 10/- each, fully paid-up	103,009,542 (95,009,290)	103.01	95.01
		103.01	**95.01**
PREFERENCE SHARE CAPITAL			
6% Redeemable Cumulative Preference Shares of Rs. 100/- each, fully paid-up of the Company	10,000 (NIL)	0.10	—
		0.10	**—**
Subsidiaries/Joint Ventures			
6% Redeemable Cumulative Preference Shares of Rs. 100/- each, fully paid-up of the subsidiary company		0.01	—
7% Compulsory Convertible Cumulative Preference Shares of Rs. 10/- each, fully paid-up of the subsidiary company		25.00	25.00
Compulsory Convertible Preference Shares of Rs. 10/- each, fully paid-up of the subsidiary company of Joint Venture company		0.48	0.52
		25.49	**25.52**
		25.59	**25.52**

Figures in brackets represent corresponding number of shares of Previous Year.

SCHEDULE 2

RESERVES & SURPLUS

Rs. Crore

	Balance as at 31-Mar-2009	Addition	Addition on Stake Change/ Amalgamation	Deletion on Stake Change/ Amalgamation	Deductions/ Adjustments	Balance as at 31-Mar-2010
Capital Reserve	39.56	377.41	—	150.93	—	266.04
Capital Fund	0.01	—	—	—	—	0.01
Capital Redemption Reserve	8.75	—	0.86	—	β	9.61
Debenture Redemption Reserve	16.28	53.19	—	—	—	69.47
Securities Premium Account	4,214.79	425.93	—	707.55	—	3,933.17
General Reserve	2,015.98	100.01	557.83	559.16	—	2,114.66
Investment Allowance Reserve	—	—	0.01	—	0.01	—
Investment Reserve	19.95	—	—	—	—	19.95
Special Reserve	12.53	6.40	—	—	—	18.93
Credit/(Debit) Fair Value Change Account	0.01	0.01	—	—	—	0.02
Amalgamation Reserve	1.08	—	—	1.08	—	—
Business Restructuring Reserve	—	—	4.28	—	—	4.28
Foreign Currency Translation Reserve	21.04	17.22	—	—	—	38.26
Surplus as per Profit & Loss Account	(1,112.61)	—	—	105.20	67.15	(1,284.96)
	5,237.37	**980.17**	**562.98**	**1,523.92**	**67.16**	**5,189.44**
Previous Year	**3,507.72**	**2,634.51**	**50.37**	**434.73**	**520.50**	**5,237.37**

Rs. Crore

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 3		
SECURED LOANS		
Non-Convertible Debentures	110.00	110.00
Loans from Banks	3,706.20	3,975.02
Finance Lease Liability	8.62	79.85
Other Loans:		
Deferred Sales Tax Loan	78.98	87.50
Others	720.30	794.66
	4,624.10	**5,047.03**
SCHEDULE 4		
UNSECURED LOANS		
Fixed Deposits	0.82	3.51
Commercial Paper #	695.00	1,525.00
Short Term Loans from:		
Banks	657.18	539.28
Others	176.33	673.14
Other Loans from:		
Banks	442.70	661.19
Convertible Debentures	250.00	—
Non-Convertible Debentures	590.00	390.00
Others	2.49	47.62
	2,814.52	**3,839.74**
Includes amounts repayable within one year	1,580.09	2,740.45
# Maximum amount due at any time during the year	1,670.00	1,630.00

SCHEDULE 5
FIXED ASSETS

Rs. Crore

	Gross Block						Depreciation/Amortisation						Net Block	
	As at 31-Mar-09	Foreign Exchange Translation Difference	Addition/ Deletion on Stake Change/ Amalgamation	Additions for the Year	Deductions/ Adjustments	As at 31-Mar-10	Upto 31-Mar-09	Foreign Exchange Translation Difference	Addition/ Deletion on Stake Change/ Amalgamation	For the Year	Deductions/ Adjustments	Upto 31-Mar-10	As at 31-Mar-10	As at 31-Mar-09
Tangible Assets														
Land:														
Freehold	13.17	—	0.66	0.63	—	14.46	—	—	—	—	—	—	14.46	13.17
Leasehold	33.61	—	(0.31)	0.57	0.07	33.80	3.00	—	(0.09)	0.45	0.02	3.34	30.46	30.61
Railway Siding	5.84	—	—	—	—	5.84	5.55	—	—			5.55	0.29	0.29
Buildings														
Freehold	305.19	—	4.20	21.16	0.10	330.45	75.53	—	0.99	8.17	0.09	84.60	245.85	229.66
Leasehold	26.55	—	—	0.32	3.62	23.25	3.88	—	—	1.45	1.26	4.07	19.18	22.67
Leasehold Improvements	157.03	5.62	—	26.66	8.41	180.90	78.89	2.35	—	23.62	6.92	97.94	82.96	78.14
Plant & Machinery	7,414.65	(0.11)	(43.35)	1,352.77	147.80	8,576.16	2,693.61	(0.06)	40.03	615.31	60.59	3,288.30	5,287.86	4,721.04
Furniture, Fixtures & Equipment	916.94	22.27	16.03	84.44	34.60	1,005.08	579.77	18.94	15.98	119.99	22.47	712.21	292.87	337.17
Vehicles & Aircraft	61.72	(0.04)	(0.51)	8.77	9.69	60.25	24.96	0.20	(0.49)	11.63	5.17	31.13	29.12	36.76
Livestock	0.01	—	—	—	—	0.01	0.01	—	—	—	—	0.01	—	—
Intangible Assets														
Entry/Licence Fees	678.65	—	69.75	100.04	0.08	848.36	369.31	—	52.19	40.70	0.08	462.12	386.24	309.34
Goodwill	60.17	(0.54)	—	—	—	59.63	11.46	0.06	—	—	—	11.52	48.11	48.71
Investment Management Rights	26.92	—	—	—	—	26.92	9.42	—	—	2.69	—	12.11	14.81	17.50
Client Acquisition	—	—	—	1.76	—	1.76	—	—	—	0.65	—	0.65	1.11	—
Trademark/Brands/Technical Know-how	177.54	—	—	—	—	177.54	142.21	—	—	14.60	—	156.81	20.73	35.33
Software	155.06	—	9.44	61.58	2.65	223.43	89.36	—	10.19	42.54	0.18	141.91	81.52	65.70
Total	**10,033.05**	**27.20**	**55.91**	**1,658.70**	**207.02**	**11,567.84**	**4,086.96**	**21.49**	**118.80**	**881.80**	**96.78**	**5,012.27**	**6,555.57**	**5,946.09**
Previous Year	8,318.78	42.44	(344.81)	2,197.59	180.96	10,033.05	3,529.86	23.17	(31.26)	695.88	130.69	4,086.96	5,946.09	

Gross Block of Fixed Assets Includes:

1. Assets held under co-ownership — Leasehold Land Rs. 18.23 Crore (Previous Year : Rs. 18.23 Crore), Buildings Rs. 23.85 Crore (Previous Year: Rs. 23.85 Crore), Furniture, Fixtures and Equipment Rs. 7.79 Crore (Previous Year: Rs. 7.79 Crore) and Vehicles and Aircraft Rs. 6.83 Crore (Previous Year: Rs. 6.83 Crore).
2. The Company has made an application for exemption under Section 20 of the Urban Land (Ceiling & Regulation) Act, 1976, for excess land of 4.25 acres (Previous Year: 4.25 acres) at Rishra.
3. Buildings include Rs 8.19 Crore (Previous Year: 8.19 Crore) being cost of Debentures of and Shares in a company entitling the right of exclusive occupancy and use of certain premises.
4. Plant & Machinery include Rs. 1.54 Crore (Previous Year: Rs. 1.54 Crore) being assets not owned by the Company.
7. Plant & Machinery includes Asset held for disposal - Gross Block Rs. 0.26 Crore (Previous Year: Rs 21.16 Crore) and Net Block Rs. Nil (Previous Year: Rs. Nil).
6. Plant & Machinery includes Gross Block of Assets capitalised under Finance Lease Rs. 91.93 Crore (Previous Year: Rs. 117.21 Crore) and corresponding Accumulated Depreciation being Rs. 42.89 Crore (Previous Year: Rs 25.68 Crore).
7. Software includes Gross Block of Assets capitalised under Finance Lease Rs. 22.00 Crore (Previous Year: Rs. 7.30 Crore) and corresponding Accumulated Depreciation being Rs.7.72 Crore (Previous Year Rs. 2.42 Crore).
8. Leasehold improvements includes Gross Block of Assets capitalised under Finance Lease Rs.14.75 Crore (Previous Year: Rs. 14.94 Crore) and corresponding Accumulated Depreciation being Rs. 4.03 Crore (Previous Year: Rs. 2.78 Crore).
9. Furniture, Fixtures & Equipments includes Gross Block of Assets capitalised under Finance Lease Rs. 65.73 Crore (Previous Year: Rs. 75.80 Crore) and corresponding Accumulated Depreciation being Rs. 50.76 Crore (Previous Year: Rs. 50.04 Crore).

Rs. Crore

		As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 6			
INVESTMENTS			
A. Life Insurance Policyholders' Investments			
LONG TERM INVESTMENTS			
Quoted			
Government Securities/Bonds		1,618.96	760.68
Debentures/Bonds		3,377.94	2,638.96
Equity		7,216.06	3,163.34
Unquoted			
Debentures/Bonds		21.45	15.11
Equity		16.11	—
SHORT TERM INVESTMENTS			
Quoted			
Government Securities/Bonds		131.25	114.79
Debentures/Bonds		622.95	331.28
Unquoted			
Debentures/Bonds		13.05	51.08
Mutual Funds		1,119.14	462.05
Other Investments		1,488.56	1,164.07
	A	**15,625.47**	**8,701.36**
B. Other Investments			
LONG TERM INVESTMENTS			
Quoted			
Government Securities/Bonds		192.18	132.83
Debentures/Bonds		108.53	30.27
Equity		201.48	201.54
Other Investments		—	67.89
Unquoted			
Government Securities/Bonds		0.01	β
Debentures/Bonds		30.00	—
Mutual Funds		23.70	8.40
Equity		4.45	2.44
Other Investments		50.95	15.01
SHORT TERM INVESTMENTS			
Quoted			
Government Securities/Bonds		68.20	93.67
Debentures/Bonds		15.86	20.19
Other Investments		—	25.70
Unquoted			
Mutual Funds		556.86	1,726.38
Equity		—	43.22
Other Investments		78.78	13.50
	B	**1,331.00**	**2,381.04**
Total Investment	**A + B**	**16,956.47**	**11,082.40**
Investment in Associates		1.99	—
Market Value - Quoted		16,530.21	7,569.52
Aggregate Book Value - Quoted		13,553.42	7,581.15
Aggregate Book Value - Unquoted		3,403.05	3,501.25




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	As at 31-Mar-2010	Rs. Crore As at 31-Mar-2009
SCHEDULE 7		
INVENTORIES		
Finished Goods	308.20	326.96
Stores and Spares	110.88	95.16
Raw Materials	416.33	345.76
Material-in-Process	67.09	66.62
Waste/Scrap	0.16	0.30
	902.66	**834.80**
SCHEDULE 8		
SUNDRY DEBTORS		
(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	55.19	27.30
[(Net of doubtful, fully provided Rs. 63.65 Crore) (Previous Year : Rs. 89.61 Crore)]		
Others *	1,114.94	1,327.26
[(Net of doubtful, fully provided Rs. 7.93 Crore) (Previous Year : Rs. 5.42 Crore)]		
	1,170.13	**1,354.56**

* Includes subsidy receivable from Government of India Rs. 108.28 Crore (Previous Year: Rs. 305.77 Crore).

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 9		
CASH & BANK BALANCES		
Cash & Cheques in Hand and Remittances in Transit	142.81	176.55
Balances with Scheduled Banks: *		
Current Accounts	162.59	232.26
Deposit Accounts	470.37	1,110.37
Balances with Non-Scheduled Banks:		
On Current Account	19.07	15.18
On Deposit Account	—	0.01
	794.84	**1,534.37**
* Includes Rs. 62.82 Crore (Previous Year: Rs. 36.96 Crore) on account of following:		
Unclaimed Dividend	2.49	2.37
Margin Money	59.62	30.42
Lien Marked in favour of IRDA	0.64	0.64
Unutilised IPO Money	—	3.45
Right Issue Refund Order	0.07	0.08

Rs. Crore

	As at 31-Mar-2010	As at 31-Mar-2009
SCHEDULE 10		
LOANS & ADVANCES		
(Unsecured, considered good except otherwise stated)		
Bills of Exchange	79.25	97.03
Loan against Collateral Security [(Net of Doubtful, fully provided Rs. Nil Crore) (Previous Year : Rs. 6.58 Crore)]	628.27	345.96
Advances Recoverable in Cash or in Kind or for Value to be Received [(Net of Doubtful, fully provided Rs. 16.76 Crore) (Previous Year : Rs. 4.08 Crore)]	622.39	596.54
Inter-Corporate Deposits	629.04	343.12
Deposits [(Net of Doubtful, fully provided Rs. 0.02 Crore) (Previous Year: Rs. 1.01 Crore)]	277.40	262.81
Balances with Central Excise, Customs & Port Trust etc [(Net of Doubtful, fully provided Rs. 30.78 Crore) (Previous Year: Rs. 33.88 Crore)]	110.35	67.33
Advance Tax and Tax Deducted at Source (Net of provisions)	85.10	68.48
MAT Credit Entitlement	112.33	45.77
	2,544.13	**1,827.04**
SCHEDULE 11		
OTHER CURRENT ASSETS		
Fertilisers Bonds (Refer Note 21(i) of Schedule 21)	29.33	37.45
Unbilled Revenue	65.81	29.97
	95.14	**67.42**
SCHEDULE 12		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	47.91	33.15
Sundry Creditors		
— Due to Micro and Small Enterprises	1.45	1.06
— Other than Micro and Small Enterprises	2,251.36	2,015.40
Advances from Customers	344.58	237.48
Income Received in Advance	44.03	6.47
Interest Accrued but not Due on Loans	74.77	127.00
Investors Education and Protection Fund to be Credited as and when due	2.60	2.49
Other Liabilities *	448.08	489.55
	3,214.78	**2,912.60**
Provisions for:		
Proposed Dividend	53.26	39.38
Corporate Tax on Dividend	8.86	6.94
Retirement Benefits	110.02	102.02
	172.14	**148.34**
	3,386.92	**3,060.94**
* Includes Bank Overdraft as per books.	212.18	277.61


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Rs. Crore

	Year Ended 31-Mar-2010	Year Ended 31-Mar-2009
SCHEDULE 13		
INCOME FROM OPERATIONS		
A. GROSS REVENUE		
Revenue from Sale of Products	4,986.77	5,076.53
Income from Services	4,850.61	4,678.35
Life Insurance Premium	5,292.68	4,414.27
Income from Financial Services	400.47	247.80
	15,530.53	**14,416.95**
B. OTHER OPERATING INCOME		
Scrap Sales	9.07	8.91
Exports Incentives	43.23	50.09
Licence Fees and Royalties	1.32	1.96
Insurance Claims	—	3.83
Government Grant	1.83	0.96
Power and Steam Sales	73.30	42.75
Certified Emission Reductions	4.12	4.61
Miscellaneous Other Operating Income	0.26	0.30
	133.13	**113.41**

SCHEDULE 14		
OTHER INCOME		
Dividend on:		
Long Term Investments	7.47	7.15
Current Investments	2.72	4.12
Profit/(Loss) on Sale of Investments (Net):		
Long Term	0.82	(0.20)
Current	77.01	89.91
Investment Income — Life Insurance Shareholders' Fund	30.14	34.24
Miscellaneous Income — Life Insurance Policyholders' Fund	14.35	17.08
Interest on:		
Long Term Investments	—	0.01
Others	95.29	97.07
Miscellaneous Income	19.94	13.75
	247.74	**263.13**

	Year Ended 31-Mar-2010	Rs. Crore Year Ended 31-Mar-2009
SCHEDULE 15		
(INCREASE)/DECREASE IN STOCKS		
Closing Stocks:		
Finished Goods	308.20	326.96
Work-in-Process	67.09	66.62
Waste/Scrap	0.16	0.30
	375.45	**393.88**
Less:		
Opening Stocks:		
Finished Goods	326.96	285.44
Work-in-Process	66.62	63.21
Waste/Scrap	0.30	0.09
	393.88	**348.74**
(Increase)/Decrease in Excise Duty on Stocks	1.90	(3.78)
Less: Stock Acquired on Amalgamation/Acquisition	—	0.22
(Increase)/Decrease	**20.33**	**(48.70)**
SCHEDULE 16		
COST OF MATERIALS		
Raw Material Consumption	2,255.64	2,444.13
Purchase of Finished Goods	227.14	261.55
	2,482.78	**2,705.68**
SCHEDULE 17		
SALARIES, WAGES AND EMPLOYEE BENEFITS		
Payments to and Provisions for Employees:		
Salaries, Wages and Bonus	2,036.11	2,162.88
Contribution to Provident and Other Funds	78.02	77.80
Welfare Expenses	131.19	158.06
Employee Compensation under ESOP	9.02	5.62
	2,254.34	**2,404.36**

	Year Ended 31-Mar-2010	Rs. Crore Year Ended 31-Mar-2009
SCHEDULE 18		
MANUFACTURING, SELLING AND OTHER EXPENSES		
Consumption of Stores & Spares	188.08	187.41
Power & Fuel	706.76	701.55
Processing Charges	98.71	82.16
Tele-Service Charges	1,021.61	973.21
Connectivity Charges	127.87	114.46
Commission to Selling Agents	766.02	677.40
Brokerage & Discounts	61.96	31.64
Advertisement	334.47	359.49
Transportation & Handling Charges (Net)	50.51	65.12
Other Selling Expenses	430.18	366.48
Benefits Paid (Insurance Business)	1,138.78	646.44
Auditors' Remuneration	6.64	6.67
Provision for Bad and Doubtful Debts and Advances (Net)	19.73	18.76
Repairs & Maintenance:		
Buildings	12.79	12.17
Plant & Machinery	160.20	126.62
Others	87.31	73.65
Rent	438.61	348.17
Rates & Taxes (Refer Note 21 (ii) of Schedule 21)	34.47	71.34
Insurance	18.42	16.11
Research & Development Expenses	1.78	1.83
Miscellaneous Expenses (Refer Note 12 of Schedule 21)	681.53	883.25
	6,386.43	**5,763.93**
SCHEDULE 19		
INTEREST AND FINANCE EXPENSES		
On Debentures and Fixed Loans*	522.04	511.73
Others	100.26	166.75
Finance Expenses	39.85	42.56
	662.15	**721.04**
*Net of Interest Rebate Subsidy from Technology Upgradation Fund	10.28	10.97
SCHEDULE 20		
PROVISION FOR TAXATION		
Current Tax	162.24	144.96
MAT Credit	(72.54)	(36.30)
Deferred Tax	28.52	(7.43)
Fringe Benefit Tax	—	15.65
Write back of excess provision for Tax/Income Tax refund related to earlier years (Net)	(4.22)	(35.83)
	114.00	**81.05**


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SCHEDULE 21

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A ACCOUNTING POLICIES

(I) ACCOUNTING CONVENTION

The Consolidated Financial Statements (CFS) comprises the financial statement of Aditya Birla Nuvo Ltd. ("Company") and its Subsidiaries, Joint Ventures and Associates (herein after referred to as "Group Companies" and together as "Group"). The CFS of the Group have been prepared under the historical cost convention on an accrual basis in compliance with material aspect of the Accounting Standards notified by the Companies Accounting Standard Rules, 2006 (as amended), in case of Life Insurance Company guidelines issued by the Insurance Regulatory and Development Authority (IRDA), and in case of Non Banking Financial Companies (NBFC) prudential norms issued by the Reserve Bank of India (RBI) for asset classification, income recognition and provisioning for non-performing assets. The accounting policies have been consistently applied by the Group, and are consistent with those used in the previous year.

(II) ACCOUNTING ESTIMATES

The preparation of Financial Statements requires management to make estimates and assumption that affect reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period end. Although these estimates are based upon management best knowledge of current event and actions, actual results could defer from these estimates.

(III) PRINCIPLES OF CONSOLIDATION

The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions as per Accounting Standard (AS) 21 "Consolidated Financial Statements".

Investments in Associate Companies have been accounted under the equity method as per AS 23 - "Accounting for Investments in Associates in Consolidated Financial Statements".

Interests in Joint Ventures have been accounted by using the proportionate consolidation method as per AS 27 - "Financial Reporting of Interests in Joint Ventures".

The excess/deficit of cost to the Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which the investment in such entities was made is recognised in the CFS as goodwill/capital reserve.

Entities acquired during the year have been consolidated from the respective dates of their acquisition.

List of companies included in Consolidation are mentioned in **Annexure A.**

(IV) FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation and impairment loss, if any. Cost comprises the purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

(V) DEPRECIATION/AMORTISATION

a) **Fixed Assets**

The Group provides depreciation on straight-line method over useful life estimated by the management.

The rates of depreciation for fixed assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Fixed assets, individually costing less than Rs. Five thousand, are fully depreciated in the year of purchase.

b) **Intangible Assets** are amortised equally over:

		Estimated Useful Life
Trademarks/Brands/Technical Know-how	-	7 to10 years
Software	-	3 to 5 years
Entry and Licence Fees	-	Over period of licence
Investment Management Rights	-	Over period of 10 years

The Group does not amortise Goodwill, and is tested for impairment as at Balance Sheet date.

SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(VI) IMPAIRMENT OF ASSETS

The carrying amounts of assets are reviewed at each Balance Sheet date if there is any indication of impairment based on internal/external factors. An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss, if any, is charged to Profit and Loss Account in the year in which an asset is identified as impaired. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the assets no longer exist or have decreased.

(VII) BORROWING COSTS

Borrowing costs, attributable to acquisition and construction of qualifying assets, are capitalised as a part of the cost of such assets upto the date when such assets are ready for its intended use. Other borrowing costs are charged to the Profit and Loss Account.

(VIII) TRANSLATION OF FOREIGN CURRENCY ITEMS

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Foreign currency monetary items are reported using closing rate of exchange at the end of the year. The resulting exchange gain/loss is reflected in the Profit and Loss Account. Other non-monetary items, like fixed assets, investments in equity shares, are carried in terms of historical cost using the exchange rate at the date of transaction. Premium/Discount, in respect of forward foreign exchange contract, is recognised over the life of the contracts. Profit/Loss on cancellation/renewal of forward exchange contract is recognised as income/expense for the year.

Translation of foreign subsidiary is done in accordance with AS – 11 (Revised) "The Effects of Changes in Foreign Exchange Rates". In the case of subsidiaries, the operation of which are considered as integral, the Balance Sheet items have been translated at closing rate except share capital and fixed assets, which have been translated at the transaction date. The income and expenditure items have been translated at the average rate for the year. Exchange Gain/(Loss) are recognised in the Profit and Loss Account.

In case of subsidiaries, the operation of which are considered as non-integral, all assets and liabilities are converted at the closing rate at the end of the year, and items of income and expenditure items have been translated at the average rate for the year. Exchange gain/(loss) arising on conversion are recognised under Foreign Currency Translation Reserve.

(XI) DERIVATIVE INSTRUMENTS

Derivative financial instruments such as forward exchange contracts, currency swaps and interest rate swaps are used to hedge risks associated with foreign currency fluctuations and interest rate. Currency and interest rate swaps are accounted in accordance with their contract.

(X) INVESTMENTS

Investments are recorded at cost on the date of purchase, which includes acquisition charges such as brokerage, stamp duty, taxes, etc. Current Investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for other then temporary diminution in the value.

Investments of Life Insurance Business:

Investments are made in accordcnce with the Insurance Act, 1938, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, the Insurance Regulatory and Development Authority (Investment) (Amendment) Regulations, 2001, and various other circulars/notifications issued by the IRDA in this context from time to time.

All debt securities are considered as 'held to maturity' and stated at amortised cost.

The discount or premium which is the difference between the purchase price and the redemption amount of the securities is amortised in the Profit and Loss Account, as the case may be, on a straight-line basis over the remaining period to maturity of these securities.

Mutual fund investments are valued at realisable net asset value.

Listed equity shares are valued and stated at fair value, being the last quoted closing prices on the National Stock Exchange (NSE), at the Balance Sheet date. If the equity shares are not traded on the NSE then closing prices of the Bombay Stock Exchange (BSE) is considered.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Unlisted equity shares are valued as per the valuation policy of the Birla Sun Life Insurance Company Limited (BSLICL). A provision is made for diminution, if any; in the value of these shares to the extent that such diminution is other than temporary.

(XI) INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realisable value. However, these items are considered to be realisable at cost if the finished products in which they will be used, and are expected to be sold at or above cost.

Work-in-progress and finished goods are valued at lower of cost and net realisable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average/FIFO basis.

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable inventory are duly provided for.

(XII) GOVERNMENT GRANTS

Government Grants are recognised when there is reasonable assurance that the same will be received. Revenue grants are recognised in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

(XIII) REVENUE RECOGNITION

For **Manufacturing business**, revenue is recognised as follows:

Revenue from sale of products is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer.

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from services are recognised as they are rendered based on agreements/arrangements with the concerned parties. In case of fixed price contracts revenue is recognised on percentage of completion method and revenue from time, and materials contract is recognised as the services are provided. Maintenance income is accrued evenly over the period of contract.

Unbilled revenue represents revenues recognised in excess of the amounts billed as at the Balance Sheet date.

Amounts collected from customers prior to the performance of services are recorded as deferred revenue. These advances are amortised to revenue in accordance with the Company's policy on revenue recognition.

Income from Certified Emission Reductions (CERs) is recognised at estimated realisable value on confirmation of CERs by the concerned authorities.

Fertiliser price support under Group Concession and other Scheme of Government of India is recognised based on management's estimate taking into account, the known policy parameters and input price escalation/de-escalation.

For **Life Insurance business**, revenue is recognised as follows:

Premium is recognised as income when due from policyholders. For unit-linked businesses, premium income is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Premiums are net of service tax on risk premium collected, if any.

In case of Linked-Business, Top-up premiums paid by policyholders are considered as single premium, and are unitised as prescribed by the regulations. This premium is recognised when the associated units are created.

Investment Management fee on linked funds is recognised when due.

Reinsurance premium ceded is accounted for at the time of recognition of the premium income in accordance with the terms and conditions of the relevant treaties with the reinsurers. Impact on account of subsequent revisions to or cancellations of premium are recognised in the year in which they occur.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

In case of **Telecom business** recharge fees on recharge vouchers is recognised as revenue as and when the recharge voucher is activated by the subscriber. Unbilled receivables, represent revenues recognised from the bill cycle date to the end of each month. These are billed in subsequent periods as per the terms of the billing plans.

Income from **Financial Services** includes brokerage and fees on mutual fund units, bonds, fixed deposits, IPOs, private equity and other alternative products, and services, which is recognised when due on completion of transaction. Management fees from the schemes of the Mutual Fund are accounted on an accrual basis as per Securities and Exchange Board of India (SEBI) Regulations, and for venture capital funds as per investment management agreement entered with the Fund. Advisory and portfolio management fees are accounted on an accrual basis as per contractual terms with clients.

Stock and Commodity Brokerage Income is recognised on trade basis of National Stock Exchange of India Limited, The Bombay Stock Exchange Limited, Multi Commodities Exchange, and National Commodity and Derivative Exchange.

Dividend income on investments is accounted for when the right to receive the payment is established.

(XIV) BENEFITS PAID (INCLUDING CLAIMS)

In case of **Life Insurance Business** maturity benefits are accounted for, when due for payment. Deaths and other claims are accounted for, when notified. Surrenders/Withdrawals under linked policies are accounted in the respective schemes when the associated units are cancelled. Claims payable, include the direct costs of settlement. Reinsurance recoverable thereon, is accounted for in the same period as the related claim. Repudiated claims, disputed before judicial authorities, are provided for based on management prudence, considering the facts and evidences available in respect of such claims.

(XV) LICENCE FEES — REVENUE SHARE (TELECOM BUSINESS)

With effect from August 1, 1999, the variable License fee computed at prescribed rates of revenue share is being charged to the Profit and Loss Account in the period in which the related revenue arises. Revenue for this purpose comprises adjusted gross revenue as per the licence agreement of the licence area to which the licence pertains.

(XVI) SCHEME EXPENSES (ASSET MANAGEMENT BUSINESS)

Recurring expenses of the schemes of Mutual Fund in excess of limits prescribed under the SEBI Regulations are charged to the Profit and Loss Account in the year in which they are incurred. Trail Commission paid for future period for Equity Link Saving Schemes (ELSS), Fixed Tenure Schemes, Close ended schemes and Systematic Investment Plans (SIPs) in different schemes during the year are treated as prepaid expenses, and such brokerage and commission are expensed out over three years in case of ELSS or duration of closed schemes or over the duration of the SIP. Any other brokerage/commission is expensed in the year in which they are incurred.

(XVII) DISTRIBUTION COST (PRIVATE EQUITY FUND)

Distribution costs incurred by the Company in respect of Private Equity Fund have been accrued over the Commitment Period of the Fund as defined in the Fund's Private Placement Memorandum.

(XVIII) RETIREMENT AND OTHER EMPLOYEE BENEFITS

(i) **Defined Contribution Plan**

The Group makes defined contribution to Provident Fund, ESI and Superannuation Schemes which are recognised in the Profit and Loss Account on accrual basis.

(ii) **Defined Benefit Plan**

The Group's liabilities under Payment of Gratuity Act, long term compensated absences and pension are determined on the basis of actuarial valuation made at the end of each financial year using the projected


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

unit credit method except for short term compensated absences which are provided for on based on estimates. Actuarial gains and losses are recognised immediately in the statement of Profit and Loss Account as income or expense. Obligation is measured at the present value of estimated future cash flows using a discounted rate that is determined by reference to market yields at the Balance Sheet date on Government bonds where the currency and terms of the Government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

(XIX) EMPLOYEE STOCK-BASED COMPENSATION

The stock options granted are accounted for as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Guidelines, 1999, issued by Securities and Exchange Board of India, whereby the intrinsic value (except in case of BPO business where fair value of the option is used) is recognised as deferred employee compensation. The deferred employee compensation is charged to Profit and Loss Account on straight-line basis over the vesting period of the option.

(XX) TAXATION

Tax expense comprises of current and deferred tax.

Provision for current tax is made on the basis of estimated taxable income for the current accounting year.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the Balance Sheet date. Deferred tax assets arising from timing differences are recognised to the extent there is reasonable certainty that these would be realised in future. In case of unabsorbed losses and unabsorbed depreciation, all deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that they can be realised against future taxable profit. At each Balance Sheet date, the Company reassesses the unrecognised deferred tax assets.

Minimum Alternative Tax (MAT) credit is recognised as an asset only when and to the extent there is convincing evidence that the companies in the Group will pay normal income tax during the specified period. In the year, in which the MAT credit becomes eligible to be recognised as an asset in accordance with the recommendations contained in Guidance Note issued by The Institute of Chartered Accountants of India, the said asset is created by way of a credit to the Profit and Loss Account and shown as MAT Credit Entitlement. The companies in the Group reviews the same at each Balance Sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that the Group will pay normal Income Tax during the specified period.

(XXI) OPERATING LEASES

Leases, where significant portion of risk and reward of ownership are retained by the Lessor, are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss Account on a straight-line basis over lease term. Lease income is recognised in the Profit and Loss Account on a straight-line basis over lease term.

(XXII) FINANCE LEASE

Finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at lower of fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on implicit rate of return. Finance charges are charged directly against income. Lease management fees, lease charges and other initial direct costs are capitalised.

(XXIII) CONTINGENT LIABILITIES AND PROVISIONS

Contingent Liabilities are possible but not probable obligation as on the Balance Sheet date, based on the available evidence.

Provisions are recognised when there is a present obligation as a result of past event, and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made.

Provisions are determined based on the best estimate required to settle the obligation at the Balance Sheet date.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Annexure 'A' to Accounting Policies

	Country of Incorporation	Proportion of Ownership Interest as on March 31, 2010	Proportion of Ownership Interest as on March 31, 2009
SUBSIDIARIES			
Aditya Birla Financial Services Private Limited (ABFSPL) (w.e.f. November 4, 2008)	India	100.00%	100.00%
Aditya Birla Capital Advisors Private Limited (ABCAPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008)	India	100.00%	100.00%
Aditya Birla Customers Services Private Limited (ABCSPL) (Subsidiary of ABFSPL) (w.e.f. December 11, 2008)	India	100.00%	100.00%
Aditya Birla Securities Private Limited (ABSPL) (Subsidiary of ABFSPL) (w.e.f. November 4, 2008 and ceased to be a Subsidiary w.e.f. March 13, 2009)	India	—	—
Aditya Birla Trustee Company Private Limited (ABTCPL) (Subsidiary of ABFSPL) (w.e.f. November 28, 2008)	India	100.00%	100.00%
Aditya Birla Money Limited (ABML) (formerly known as Apollo Sindhoori Capital Investments Limited) (directly held by the Company till February 22, 2010, thereafter a Subsidiary of ABFSPL) (w.e.f. March 6, 2009) (76.00 % upto March 12, 2010)	India	75.00%	76.00%
Aditya Birla Commodities Broking Limited (ABCBL) (formerly known as Apollo Sindhoori Commodities Trading Limited) (100% Subsidiary of ABML) (w.e.f. March 6, 2009)	India	75.00%	76.00%
Aditya Birla Financial Shared Services Limited (ABFSSL) (Subsidiary of LIL till August 02, 2009, thereafter a Subsidiary of ABFSPL) (w.e.f. June 19, 2008)	India	100.00%	100.00%
Birla Insurance Advisory & Broking Services Limited (BIABSL) (Subsidiary of ABFL till March 14, 2010, thereafter a Subsidiary of ABFSPL) (50.01% Subsidiary of ABFSPL)	India	50.01%	50.01%
Aditya Birla Minacs Worldwide Limited (ABMWL)	India	88.28%	88.28%
Transworks Inc. (TW Inc.) (100% Subsidiary of ABMWL)	USA	88.28%	88.28%
Aditya Birla Minacs Philippines Inc. (ABMPI) (100% Subsidiary of ABMWL)	Philippines	88.28%	88.28%
AV TransWorks Limited. (AVTL) (100% Subsidiary of ABMWL)	Canada	88.28%	88.28%
Aditya Birla Minacs Worldwide Inc. (ABMWI) (100% Subsidiary of AVTL)	Canada	88.28%	88.28%
Compass BPO Limited (CBL) (100% Subsidiary of ABMWI) (w.e.f. March 09, 2010)	UK	88.28%	—
Compass Business Process Outsourcing Private Limited (100% Subsidiary of CBL) (w.e.f. March 09, 2010)	India	88.28%	—
Compass BPO Inc. (100% Subsidiary of CBL) (w.e.f. March 09, 2010)	USA	88.28%	—
Compass BPO FZE (100% Subsidiary of CBL) (w.e.f. March 09, 2010)	UAE	88.28%	—
Minacs Worldwide SA de CV (100% Subsidiary of ABMWI)	Mexico	88.28%	88.28%
Minacs Group (USA) Inc. (100% Subsidiary of ABMWI)	USA	88.28%	88.28%
Minacs Limited (100% Subsidiary of ABMWI)	UK	88.28%	88.28%
Minacs Worldwide GmbH (100% Subsidiary of Minacs Limited)	Germany	88.28%	88.28%
Minacs Kft. (100% Subsidiary of Minacs GmbH)	Hungary	88.28%	88.28%


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Country of Incorporation	Proportion of Ownership Interest as on March 31, 2010	Proportion of Ownership Interest as on March 31, 2009
Aditya Birla Money Mart Limited (ABMML) (formerly known as Birla Sun Life Distribution Company Limited) (w.e.f. March 31, 2009)	India	100.00%	100.00%
Aditya Birla Money Insurance Advisory Services Limited (100% Subsidiary of ABMML)	India	100.00%	100.00%
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
BGFL Corporate Finance Private Limited (BGCFPL) (ceased to be a Subsidiary w.e.f. March 31, 2009)	India	—	—
Aditya Birla Finance Limited (ABFL) (formerly known as Birla Global Finance Company Limited)	India	100.00%	100.00%
Birla Sun Life Insurance Company Limited (BSLICL)	India	74.00%	74.00%
ABNL Investment Limited (ABIL) (formerly known as Laxminarayan Investment Limited)	India	100.00%	100.00%
Madura Garments International Brand Company Limited (MGIBCL) (on becoming Associate, ceased to be a Subsidiary w.e.f. November 27, 2009)	India	—	100.00%
LIL Investment Limited (w.e.f. July 27, 2009, and on becoming Associate, ceased to be a subsidiary w.e.f. November 27, 2009)	India	—	—
Madura Garments Exports Limited (MGEL) (merged with the Company w.e.f. January 01, 2010)	India	—	100.00%
Madura Garments Exports US, Inc. (ceased to be a Subsidiary from February 09, 2010)	USA	—	100.00%
Madura Garments Lifestyle Retail Company Limited (MGLRCL)	India	100.00%	100.00%
MG Lifestyle Clothing Company Private Limited (MGCCPL) (merged with the Company w.e.f. January 01, 2010)	India	—	100.00%
Peter England Fashions and Retail Limited (PEFRL)	India	100.00%	100.00%
Aditya Birla Minacs IT Services Limited (ABMITS) (formerly known as PSI Data Systems Limited)	India	82.92%	76.89%
Birla Technologies Limited (100% Subsidiary of ABMITS)	India	82.92%	76.89%
JOINT VENTURES			
Birla Sun Life Asset Management Company Limited (BSAMC) (directly held by the Company till March 22, 2010, thereafter Joint Venture of ABFSPL)	India	49.99%	49.99%
Birla Sun Life Trustee Company Private Limited (BSTPL) (directly held by the Company till March 22, 2010, thereafter a Joint Venture of ABFSPL)	India	49.85%	49.85%
Birla Sun Life Distribution Company Limited (BSDL) (on becoming a Subsidiary, ceased to be a Joint Venture w.e.f. March 31, 2009)	India	—	—
IDEA Cellular Limited (31.78% upto August 12, 2008; 27.02% upto February 28, 2010, and thereafter 25.38%)	India	25.38%	27.02%
ASSOCIATES			
Birla Securities Limited (BSL)	India	50.00%	50.00%
Madura Garments International Brand Company Limited (MGIBCL) (w.e.f. November 27, 2009)	India	49.99%	—
LIL Investment Limited (w.e.f. November 27, 2009)	India	49.99%	—



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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

B NOTES ON ACCOUNTS

Rs. Crore

	Current Year	Previous Year
1. Contingent Liabilities not provided for in respect of:		
i) Claims against the companies not acknowledged as debts		
a) Income-tax	107.54	93.18
b) Custom Duty	1.01	1.45
c) Excise Duty	29.06	28.03
d) Sales Tax	144.99	89.42
e) Service Tax	101.91	54.29
f) Others	171.77	146.51
ii) Bills discounted with banks	66.16	50.17
iii) Corporate guarantees given to Banks/Financial Institutions for loans taken by the companies	17.58	21.25
iv) Uncalled commitment in respect of investments in units of Aditya Birla Power Equity Fund I	140.90	—
v) Customs Duty on capital goods and raw materials imported under advance licensing/EPCG scheme, against which export obligation is to be fulfilled	44.22	30.68
Total	**825.14**	**514.98**

vi) Under the Jute Packaging Material (Compulsory use of Packing Commodities) Act, 1987, a specified percentage of fertilisers dispatched was required to be supplied in jute bags upto 31st August, 2001. The unit made conscious efforts to use jute packaging material as required under the said Act. However, due to non-availability of material as per the unit's product specifications as well as due to strong customer resistance to use of jute bags, the specific percentage could not be adhered to. The unit has received a show cause notice, against which a writ petition has been filed with the Hon'ble High Court, which is awaiting for hearing. The Jute Commissioner, Kolkata had filed transfer petition, various writ petitions have been filed in different High Courts by other aggrieved parties, including the unit, before) the Hon'ble Supreme Court of India praying for consolidation of all cases at one Court. The transfer petition is pending before the Hon'ble Supreme Court. The unit has been advised that the said levy is bad in law.

vii) Idea Cellular Ltd. (Idea), in which the Company currently has the largest shareholding, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group.

Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholders, Agreement, and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which will be considering the claims of the Tata Group and the counter-claims of the A.V. Birla Group.

The Company believes that it has a strong case to counter the allegations of breach and it does not contemplate any liability to arise on this matter.

Rs. Crore

	Current Year	Previous Year
2. Estimated amount of Contracts remaining to be executed on Capital Account and not provided for (Net of Advances)	370.47	563.50

3. a) Aditya Birla Minacs Worldwide Ltd. (ABMWL), a subsidiary of the Company, has issued Zero Coupon Compulsorily Convertible Debentures (CCD) aggregating Rs. 250 Crore to be converted into Equity of ABMWL on the expiry of a period of 60 months from the date of allotment of such CCD. The Company has entered into an option agreement with the subscribers of such CCD, pursuant to which the subscribers

SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

has call option on the Company, and the Company has put option on the subscribers on expiry of 24, 36, 48 and 60 months from the date of allotment of CCD at a pre-agreed price. Further on happening of certain events, the put option can also be exercised by the subscribers on the Company on any other date on happening of such events.

b) Idea Cellular Limited (IDEA), a Joint Venture Company, has a contingent obligation to buy compulsory convertible preference shares issued by Aditya Birla Telecom Limited, its wholly owned subsidiary, from the holder at the original price, the Group's share of the same is Rs. 532.55 Crore.

4. The actuarial liabilities of Life Insurance Business are calculated in accordance with the accepted actuarial practice, requirements of the Insurance Act, 1938, Regulations notified by the IRDA and Guidance Notes prescribed by the Institute of Actuaries of India.

5. The scheme of amalgamation ('the Scheme') of Spice Communications Limited ('Spice'), with Idea Cellular Limited ('IDEA'), was approved by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Delhi and become effective on 1st March, 2010.

   As per the Scheme, the amalgamation has been given effect under the 'Pooling of Interest Method' in accordance with the applicable Accountin2g Standard, pursuant to which assets, liabilities and reserves of Spice has been recorded in the books of IDEA at their carrying values at the close of business immediately preceding the effective date.

   As per the Scheme following impacts have been given in the Group's Financial Statements:

   a) The Group's balance in the Amalgamation Reserve Account aggregating Rs. 1.08 Crore and Capital Reserve Account aggregating Rs. 30.44 Crore of IDEA has been transferred to the General Reserve Account. The Group's shares in net debit aggregating Rs. 434.88 Crore on account of (i) cancellation of IDEA's investment in Spice and Issue of the fresh equity shares by IDEA to the shareholder of Spice reduced by (ii) cancellation of share capital of Spice, is charged to General Reserve Account. The shortfall in General Reserve Account as a result of above has been withdrawn from the Securities Premium Account and credited to the General Reserve Account.

   b) The Group's share of the value of impairment loss provided by Spice on licences, which overlap with those of the IDEA and included in the balance of accumulated Loss aggregating Rs.122.96 Crore being added to the Profit & Loss Account of the IDEA on amalgamation, has been adjusted by withdrawal from General Reserve. An equivalent amount has been withdrawn from Securities Premium Account and credited to General Reserve.

   c) The Group's share of Rs. 25.38 Crore has been withdrawn from Securities Premium Account and transferred to Business Restructuring Reserves and the Group's share of Rs. 21.10 Crore has been withdrawn from Business Restructuring Reserve and transferred to Profit and Loss Account for setting off impairment loss on Fixed Assets, legal charges and other scheme, related expenses.

   d) The scheme of de-merger of overlapping UAS license of Punjab and Karnataka held by IDEA not becoming effective, an impairment loss amounting to Group's share of Rs. 91.01 Crore (being the cost of these licences) is debited to the Profit and Loss Account and set off with a corresponding equivalent amount withdrawn from the Securities Premium Account as per the Scheme.

   e) Had the scheme not mandated the above accounting treatment, the Group's share in:

i)	Securities Premium would have been higher by	Rs. 642.71 Crore;
ii)	Amalgamation Reserve would have been higher by	Rs. 1.08 Crore;
iii)	Capital Reserve would have been higher by	Rs. 30.44 Crore;
iv)	Business Restructuring Reserve would have been lower by	Rs. 4.28 Crore;
v)	Debit balance of the carried forward Profit and Loss Account higher by and	Rs. 669.95 Crore;
vi)	the Profit for the year lower by	Rs. 112.11 Crore;

6. a) In IDEA, pursuant to the change in agreements, certain sites taken under Finance Lease have been reclassified into operating lease in current year. Consequently, the Group's Share of net fixed assets aggregating Rs. 67.64 Crore against these sites has been de-capitalised, finance lease liability and related provisions aggregating Rs. 80.82 Crore have been reversed and difference of Rs.13.18 Crore has been recognised in the Profit and Loss Account under the Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

b) As per transitional provisions given in the notification issued by Ministry of Corporate Affairs, dated March 31, 2009, IDEA has opted for the option of adjusting the exchange differences on long term foreign currency monetary items to the cost of the assets acquired out of these foreign currency monetary items. During the year the, Group' share of exchange gain amounting to Rs. 24.57 Crore has been de-capitalised.

7. i) Pursuant to the Composite Scheme of Arrangement (the Scheme) under Sections 391 to 394 of the Companies Act, 1956, between Aditya Birla Nuvo Limited (Company) and Madura Garments Export Limited (MGEL), MG Lifestyle Clothing Company Private Limited (MGCCPL), and Peter England Fashions and Retail Company Limited (PEFRL), the wholly owned subsidiaries of the Company. MGEL and MGCCPL have been merged with the Company and domestic garments business of PEFRL has demerged from PEFRL and merged with the Company with effect from January 01, 2010 (the Appointed Date) pursuant to the Order, passed by Hon'ble High Court of Gujarat on January 28, 2010. The effective date of the Scheme is February 22, 2010. Pursuant to the Scheme, accumulated losses of PEFRL amounting to Rs. 119.16 Crore has been transferred to the Capital Reserve.

ii) As consequence of the demerger, the Company has issued and allotted to the preference shareholder(s) of the PEFRL (other than the Company) one fully paid-up 6% Redeemable Preference share of Rs. 100/- each of the Company as fully paid up for every one 6% Redeemable Preference share of Rs 100/- each fully paid up and held in PEFRL.

8. i) In accordance with approval of the shareholders in the extra-ordinary general meeting of the Company held on June 17, 2009, the Company has, on a preferential basis issued 1.85 Crore Warrants of Rs. 10/- each to the Promoter and/or Promoter Group at a price of Rs. 541.19. The holder of each warrant is entitled to apply for and obtain allotment of 1 Equity Share against each warrant at any time after the date of allotment but on or before the expiry of 18 months from the allotment in one or more tranches. The Company has received an amount of Rs. 250.30 Crore equivalent to 25% of the price and Rs. 324.71 Crore (net of receipt of Rs. 108.24 Crore received on allotment of warrant) on exercise of 80 Lacs Warrants of Rs. 10/- each by the Promoter Group. Total amount of Rs. 575.01 Crore received from the preferential allotment of the warrants has been fully utilised.

ii) One of the Promoter Group, holding 1.88 Crore warrants issued to it on a preferential basis on February 21, 2008, had informed the Company that it will not exercise the option of acquiring equity shares in respect of the above Warrants. Consequently, Rs. 377.41 Crore paid by the said Promoter Group, being 10% of the issue price, has been forfeited and transferred to Capital Reserve. Also the option attached to the aforesaid warrants has been cancelled.

9. **Previous Year's Figures**

During preparation of CFS for the year ended March 31, 2009, the CFS of IDEA were considered, which were limited reviewed by its auditors. Subsequently, audited CFS of IDEA was available. Accordingly, previous year's figures have been recasted. The effect of this substitution on the previous year's figures is as under:

Rs. Crore

	Restated	**Original**
Reserves and Surplus	5,237.37	5,389.54
Loan Funds	8,886.77	8,887.92
Deferred Tax Liabilities	221.95	216.20
Net Block including CWIP	6,672.02	6,665.79
Non-Compete Fee	—	146.96
Net Current Assets	2,576.89	2,583.74
Income	13,907.97	13,906.36
Expenses	14,457.24	14,456.17
Profit/(Loss) before Tax	(549.27)	(549.81)
Provision for Taxation	81.05	75.29
Net Profit/(Loss) before Minority Interest	(630.32)	(625.10)


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

10. Deferred Tax (Assets)/Liability at the period end comprise timing difference on account of:

Rs. Crore

	Current Year	Previous Year
Depreciation	396.21	360.89
Expenditure/Provisions Allowable	(155.59)	(141.12)
Total	**240.62**	**219.77**
Reflected as Deferred Tax Liabilities	244.02	221.95
Reflected as Deferred Tax Assets	3.40	2.18
Net Deferred Tax Liabilities	**240.62**	**219.77**

Deferred tax assets are not recognised on losses and unabsorbed depreciation in certain subsidiaries.

11. The Company's proportionate share in the Assets, Liabilities, Income and Expenses of its Joint Venture companies included in these Consolidated Financial Statements are given below:

Rs. Crore

BALANCE SHEET	Current Year	Previous Year
SOURCES OF FUNDS		
Equity Share Capital	846.54	846.54
Preference Share Capital	0.49	0.52
Employee Stock Options Outstanding	11.28	4.93
Reserves and Surplus (Refer detail below)	2,098.45	2,777.93
	2,956.76	**3,629.92**
Loan Funds:		
Secured Loans	1,857.02	1,768.27
Unsecured Loans	155.23	639.48
	2,012.25	**2,407.75**
Deferred Tax Liabilities	54.85	32.29
Total Funds Employed	**5,023.86**	**6,069.96**
APPLICATION OF FUNDS		
Fixed Assets:		
Gross Block	6,912.85	5,587.23
Less: Accumulated Depreciation	(2,277.48)	(1,635.67)
Net Block:	**4,635.37**	**3,951.56**
Capital WIP	138.72	579.52
Goodwill on Consolidation	1.55	606.72
Investments	320.84	561.28




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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

	Current Year	Previous Year
Current Assets, Loans and Advances:		
Inventories	13.61	14.08
Sundry Debtors	126.23	99.94
Cash and Bank Balances	75.21	838.11
Interest Accrued on Investments	—	—
Loans and Advances	737.28	520.50
Other Current Assets	62.92	28.57
	1,015.25	**1,501.20**
Less: Current Liabilities and Provisions		
Current Liabilities	1,070.72	1,115.00
Provisions	17.15	15.32
	1,087.87	**1,130.32**
Net Current Assets	**(72.62)**	**370.88**
Total Funds Utilised	**5,023.86**	**6,069.96**
Contingent Liability	254.65	117.77
Capital Commitment	300.80	474.66
PROFIT AND LOSS ACCOUNT		
INCOME		
Income from Operations	3,477.13	2,991.35
Less: Excise Duty	—	—
Net Income from Operations	**3,477.13**	**2,991.35**
Other Income	84.90	146.23
	3,562.03	**3,137.58**
EXPENDITURE		
(Increase)/Decrease in Stocks	(0.50)	(1.25)
Cost of Materials	8.69	5.30
Salaries, Wages and Employee Benefits	210.49	189.40
Manufacturing, Selling and Other Expenses	2,281.95	1,997.86
Interest and Other Finance Expenses	187.70	266.35
	2,688.33	**2,457.66**
Profit before Depreciation/Amortisations	**873.70**	**679.92**
Depreciation/Amortisation	548.52	405.25
Profit before Tax	**325.18**	**274.67**
Provision for Taxes	44.72	21.37
Net Profit	**280.46**	**253.30**


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

Proportionate Share in Reserves of Joint Ventures:	Current Year	Previous Year
Amalgamation Reserve	—	17.39
Capital Reserve	—	38.21
Capital Fund	0.01	0.01
Capital Redemption Reserve	—	—
Securities Premium Reserve	2,162.00	2,828.74
General Reserve	3.43	3.43
Business Restructuring Reserve	4.28	—
Surplus as per Profit and Loss Account	(71.27)	(109.85)
	2,098.45	**2,777.93**

12. The following amount are included in the Miscellaneous expenses in Profit and Loss Account:

Rs. Crore

Particulars	Current Year	Previous Year
a) (Profit)/Loss on sale/discard of fixed assets (net)	15.05	4.25
b) Foreign Exchange (gain)/loss (net)	9.33	133.73
c) All Insurance claims (unless clearly identifiable with the respective heads of expenses and Loss of Profit policy)	(0.66)	(1.36)
d) Unspent liabilities, excess provision and unclaimed balances in respect of earlier years written back (net of short provision and sundry balances written off)	(33.82)	(14.05)

13. The CFS of Aditya Birla Minacs Worldwide Inc. and Financial Statement of Aditya Birla Minacs Philippines Inc. have been prepared under Canadian and Philippines Generally Accepted Accounting Principles (GAAP) respectively. These financial statements have been restated as per Indian GAAP for the purpose of Consolidation.

14. For the purpose of consolidation, AVGTHL and TW Inc. are considered as integral operations and AVTL, ABMWI (Consolidated) and Aditya Birla Minacs Philippines Inc., are considered as non-integral operations.

15. The effect of acquisition/disposal of subsidiaries during the year is as under:

Rs. Crores

Name of Subsidiary	Revenue (Post Acquisition)	Net Profit/ (Loss) (Post Acquisition)	Net Assets
Current Year:			
Compass BPO Limited (Consolidated)	1.83	β	5.91
Previous Year:			
Aditya Birla Money Limited (Consolidated)	5.67	(1.00)	44.77
Aditya Birla Money Mart Limited (Consolidated)	NIL	NIL	0.48

16.	Current Year	Previous Year
a) Capital Work-in-Progress includes advances to suppliers:	39.97	43.37
b) Pre-operative expenditure capitalised to Fixed Assets and Capital Work in-Progress		
Interest	7.06	7.41
Salaries and Wages	2.57	2.90
Contribution to Provident and Other Funds	0.02	—
Rent	—	0.11
Depreciation	0.29	0.12
Miscellaneous Expenses	4.18	16.62
Power and Fuel	0.58	—
Total	14.70	27.16




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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

17. **Disclosure in respect of Related Parties pursuant to Accounting Standard 18**

i) **List of Related Parties**

Associates:

Birla Securities Limited

Madura Garments International Brand Company Limited (MGIBCL) (w. e. f. November 27, 2009)

LIL Investment Limited (w. e. f. November 27, 2009)

Key Management Personnel:

Dr. Bharat K. Singh - Managing Director (Upto June 30, 2009)

Mr. Adesh Gupta – Whole-time Director (Upto April 30, 2009)

Mr. K.K. Maheshwari – Whole-time Director

Dr. Rakesh Jain – Managing Director

Mr. Pranab Barua – Whole-time Director (w.e.f. May 01, 2009)

Mr. Vikram Rao – Whole-time Director (Upto January 31, 2009)

Relatives of Key Management Personnel:

Mrs. Usha Gupta (Wife of Adesh Gupta) (Upto 30th April, 2009)

Mrs. Sharda Maheshwari (Wife of K. K. Maheshwari)

Mrs. Vidya Rao (Wife of Mr. Vikram Rao) (Upto 31st January, 2009)

ii) For transactions carried out with the related parties in the ordinary course of the business refer **Annexure - I.**

Rs. Crore

18. **Earnings per Share (EPS) is calculated as under:**		Current Year	Previous Year
Particulars:			
Net Profit/(Loss) as per Profit and Loss Account		154.56	(435.73)
Less: Preference Dividend and Tax thereon		2.66	3.93
Net Profit/(Loss) for EPS	**A**	151.90	(439.66)
Weighted average number of Equity Shares for calculation of Basic EPS	**B**	98,362,821	95,008,617
Basic EPS (Rs.)	**A/B**	**15.44**	**(46.28)**
Weighted average number of Equity Shares Outstanding		98,362,821	95,008,617
Add: Shares held in abeyance *		43,112	—
Add: Potential Equity Shares Due to Share Warrant		4,205,624	—
Weighted average number of Equity Shares for calculation of Diluted EPS	**C**	102,611,557	95,008,617
Diluted EPS (Rs.)	**A/C**	**14.80**	**(46.28)**
Nominal Value of Shares (in Rs.)		10.00	10.00

* The Impact of Share held in abeyance and Potential Equity Share of Share Warrant being anti-dilutive in the previous year, hence not taken


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

19. **Leases**

	Current Year	Previous Year
		Rs. Crore
(A) Assets taken on Lease:		
i) Lease payment recognised in the Profit and Loss Account	657.48	312.44
ii) The Group has taken certain Office Premises, Main Switching Centre Locations, Leasehold Improvements, Furniture & Fixtures, Information Technology & Office Equipment, BPO centres, Showrooms and Residential Houses on non-cancellable operating lease.		
The details of future rental payable on non-cancellable operating lease are given below:		
- Not later than one year	334.92	199.90
- Later than one year and not later than five years	803.60	509.40
- Later than five years	492.34	240.10

iii) The details of finance lease payments payable and their Present value of the Group as at the Balance Sheet date:

Rs. Crore

	Particulars	Total Lease Charges Payable	Present Value	Interest
i.	Not later than one year	7.82 (31.23)	7.48 (19.64)	0.34 (11.59)
ii.	Later than one year and not later than five years	1.40 (61.25)	1.14 (26.38)	0.26 (34.87)
iii.	Later than five years	— (49.05)	— (33.83)	— (15.22)
	Total	**9.22** **(141.53)**	**8.62** **(79.85)**	**0.60** **(61.68)**

Figures in brackets represent corresponding amount of previous year.

(B) Assets Given on Lease:

	Current Year	Previous Year
		Rs. Crore
iii) The Group has given certain Plant and Machinery (Storage Tank) on non-cancellable operating lease.		
- The gross carrying amount of the above referred assets	4.90	4.90
- The accumulated depreciation for the above assets	1.82	1.59
- The depreciation for the above assets for the year	0.23	0.23
The future minimum lease rental in respect of aforesaid lease is as follows:		
- Not later than one year	1.62	2.15
- Later than one year and not later than five years	4.06	8.70
- Later than five years	—	—


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

20. In September 2005, the Company had purchased 37.18 Crore equity shares of IDEA Cellular Ltd (IDEA) from M/s. AT&T Cellular Pvt. Ltd Mauritius, and paid consideration of US$ 150 Million without deduction of tax at source after obtaining an order under Section 195(2) of the Income Tax Act from the Income Tax Department. The Deputy Director of Income Tax (International Taxation) (DDIT), Mumbai, has issued order under Section 163(1) of the Income Tax Act dated March 25, 2009, treating the Company as an agent of New Cingular Wireless Services Inc. for the sale of shares of IDEA by its subsidiary AT&T Cellular Private Limited, Mauritius. The Company has challenged the order of DDIT before the appropriate authority and, based on the opinion of Tax Expert, the company is reasonably certain that no tax liability would devolve.

21. i) During the previous year the Company has received fertilisers bonds of Rs. 65.5 Crore from the Ministry of Fertilisers, the Government of India against the outstanding amount of subsidy receivable, out of which bonds amounting to Rs. 29.33 Crore (Previous Year: Rs. 37.45 Crore) are outstanding at the year end. The market value of the above bonds are lower than book value therefore the diminution in the value of above bonds amounting to Rs. 0.46 Crore (Previous Year Rs. 5.11 Crore) has been accounted under Miscellaneous Expenses. The aforesaid bonds have been classified as "Other Current Assets" in the financial statements.

    ii) Rates & Taxes is net of reversal of impairment relating to unutilised input credit of service tax for earlier years of Rs. 33.89 Crore.

    iii) Interest earned from Financial Services Activity is included in Income from Operations.

22. Disclosure in respect of Retirement Benefits pursuant to Accounting Standard 15 (Revised) - refer **Annexure - II**.

23. **Derivatives Information:**

    For Derivatives Outstanding as at Balance Sheet date and Foreign currency exposure, which are not hedged as at, Balance Sheet date, refer **Annexure - III.**

24. Disclosure in respect of Segment Information pursuant to Accounting Standard 17 - refer **Annexure - IV**

    Segments have been identified in line with the Accounting Standard on Segment Reporting (AS17), taking into account the organisational structure as well as differential risk and returns of these segments.

Garments	Branded Apparels and Accessories, Contract Exports
Rayon Yarn	Viscose Filament Yarn, Caustic Soda and Allied Chemicals
Carbon Black	Carbon Black
Insulators	Insulators
Textiles	Spun Yarn, Fabrics
Fertilisers	Urea, Ammonia, Argon Gas, Pesticides and Seeds
Financial Services	Retail Asset Finance, Corporate Finance, Capital Market, Syndication, Insurance Advisory, Asset Management, Private Equity, Brokerage Income, Stock and Commodity broking
Life Insurance	Life Insurance Services
Telecom	Telecommunication Services
IT and ITES	Business Process Outsourcing Services and Software Services


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The Group considers secondary segment based on revenues within India as Domestic Revenues and outside India as Export Revenues. Since assets are used interchangeably, carrying amount of assets and cost incurred during the period to acquire assets based on secondary segment has not been disclosed.

25. For Cash Flow Statement - refer **Annexure - V.**

26. Figures of Rs. 50,000 or less have been denoted by β.

27. Figures for the current year of consolidated financial statement are not comparable with the previous year, since there has been acquisitions/disposals/stake changes/mergers/demergers in subsidiaries and Joint Ventures of the Company.

28. Previous year's figures have been regrouped/rearranged wherever necessary.

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA

SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Annexure- I

During the year, the following transactions were carried out with the related parties in the ordinary course of business:

Rs. Crore

Transactions/Nature of Relationship	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Purchase of Goods and Services				
Mrs. Usha Gupta	—	—	β	β
	—	—	(0.04)	(0.04)
Mrs. Sharda Maheshwari	—	—	0.04	0.04
	—	—	(0.04)	(0.04)
Mrs. Vidya Rao	—	—	—	—
	—	—	(0.05)	(0.05)
	—	—	0.04	0.04
	—	—	(0.13)	(0.13)
Interest Received				
MGIBCL	0.02	—	—	0.02
	—	—	—	—
LIL Investment	β	—	—	β
	—	—	—	—
Mr. Adesh Gupta	—	β	—	β
	—	(β)	—	(β)
	0.02	β	—	0.02
	—	(β)	—	(β)
Managerial Remuneration Paid *				
Mr. Pranab Barua	—	2.47	—	2.47
	—	—	—	—
Dr. Bharat K. Singh	—	1.36	—	1.36
	—	(3.28)	—	(3.28)
Mr. Adesh Gupta	—	0.48	—	0.48
	—	(1.63)	—	(1.63)
Mr. K. K. Maheshwari	—	3.69	—	3.69
	—	(3.21)	—	(3.21)
Dr. Rakesh Jain	—	4.55	—	4.55
	—	(3.70)	—	(3.70)
Mr. Vikram Rao	—	—	—	—
	—	(2.18)	—	(2.18)
	—	12.55	—	12.55
	—	(14.00)	—	(14.00)

* Excluding Gratuity and Leave Encashment provision and Employee Compensation under ESOP.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

Transactions/Nature of Relationship	Associates	Key Management Personnel	Relatives of Key Management Personnel	Grand Total
Fresh Investment Made				
MGIBCL	1.00	—	—	1.00
	—	—	—	—
LIL Investment	1.03	—	—	1.03
	—	—	—	—
	2.03	—	—	2.03
	—	—	—	—
Loans Granted (including Inter-Corporate Deposits)				
MGIBCL	1.03	—	—	1.03
	—	—	—	—
LIL Investment	0.10	—	—	0.10
	—	—	—	—
	1.13	—	—	1.13
	—	—	—	—
Loans Granted Received Back (including Inter - Corporate Deposits)				
Mr. Adesh Gupta	—	β	—	β
	—	(0.01)	—	(0.01)
	—	β	—	β
	—	(0.01)	—	(0.01)
Outstanding Balances as at 31.03.2010				
Loans Granted	1.13	—	—	1.13
	—	(0.03)	—	(0.03)
Amounts Receivable	0.04	—	—	0.04
	—	—	—	—
Amounts Payable	0.02	—	—	0.02
	—	—	—	—
Deposits Receivable	—	—	2.00	2.00
	—	—	(3.00)	(3.00)
Investments	2.03	—	—	2.03
	(0.01)	—	—	(0.01)

- Figures in brackets represent corresponding amount of Previous Year.
- No amount in respect of the related parties have been written off/back are provided for during the year.
- Related party relationships have been identified by the management and relied upon by the auditors.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Annexure - II

Retirement Benefits

	Current Year	Rs. Crore Previous Year
a) The details of the Group's defined benefit plans in respect of Gratuity:		
Amounts recognised in the Balance Sheet in respect of Gratuity:		
Present value of defined benefit obligation at the end of the period	105.97	96.85
Fair Value of Plan Assets	98.22	93.09
Net Liability/(Asset)	**7.75**	**3.76**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Gratuity:		
Current Service Cost	13.74	11.91
Interest on Defined Benefit Obligations	7.23	6.18
Expected Return on Plan Assets	(7.28)	(5.30)
Net Actuarial (Gain)/Loss recognised during the period	(2.52)	(0.08)
Net Gratuity Cost	**11.17**	**12.71**
Actual Return on Plan Assets:		
Expected Return on Plan Assets	7.28	5.30
Actuarial Gain/(Loss) on Plan Assets	(1.88)	8.50
Actual Return on Plan Assets	**5.40**	**13.80**
Reconciliation of Present Value of the obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	96.85	76.96
Current Service Cost	13.74	11.91
Interest Cost	7.23	6.18
Actuarial (Gain)/Loss	(4.40)	8.42
Liability on Stake Change/Amalgamation of Subsidiaries/Joint Ventures	0.29	0.43
Benefits Paid	(7.74)	(7.05)
Closing Defined Benefit Obligation	**105.97**	**96.85**
Change in Fair Value of the Plan Assets:		
Opening Fair Value of the Plan Assets	93.09	70.14
Expected Return on Plan Assets	7.28	5.30
Actuarial Gain/(Loss)	(1.88)	8.50
Asset on Stake Change/Amalgamation of Subsidiaries/Joint Ventures	(0.13)	(0.46)
Contributions by the Employer	7.31	15.56
Benefits Paid	(7.45)	(5.95)
Closing Fair Value of the Plan Assets	**98.22**	**93.09**


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crore

	Current Year	Previous Year
Investment Details of Plan Assets:		
Government of India Securities	18%	13%
Corporate Bonds	2%	7%
Insurer Managed Fund*	79%	77%
Others	1%	3%
Total	**100%**	**100%**
* included in the Fair Value of Plan Assets, invested in group owned financial instruments (funds of Birla Sun Life Insurance Company Limited)	61.04	52.80
Principal Acturial Assumptions at the Balance Sheet Date		
Discount Rate	7.15% - 8.25%	7% - 7.75%
Estimated Rate of Return on Plan Assets	7.50% - 8.25%	7% - 8.1%

The Estimates of future salary increase, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply & demand in the employment market

b) The details of the Company's defined benefit plans in respect of Pension for its employees are given below:

	Current Year	Previous Year
Amounts recognised in the Balance Sheet in respect of Pension (unfunded by the Company):		
Present value of unfunded obligation at the end of the period	7.20	7.49
Fair Value of Plan Assets	—	—
Net Liability/(Asset)	**7.20**	**7.49**
Amounts recognised in Salary, Wages and Employee Benefits in the Profit and Loss Account in respect of Pension (unfunded by the Company):		
Interest on Defined Benefit Obligations	0.53	0.56
Net Actuarial (Gain)/Loss recognised during the period	0.27	0.58
Net Pension Cost	**0.80**	**1.14**
Reconciliation of present value of the obligation and the Fair Value of the Plan Assets:		
Opening Defined Benefit Obligation	7.48	7.39
Interest Cost	0.53	0.56
Actuarial (Gain)/Loss	0.27	0.58
Benefits Paid	(1.09)	(1.05)
Closing Defined Benefit Obligation	**7.19**	**7.48**


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Current Year	Rs. Crore Previous Year
c) Defined Contribution Plans:		
The Group has recognised the following amount as an expense and included in the Schedule 17 - "Contribution to Provident and Other Funds":		
i) Contribution to Employees' Provident Fund	45.77	49.19
ii) Contribution to Superannuation Fund	6.91	6.82
iii) Contribution to ESI	3.35	2.99
iv) Contribution to Overseas Pension Fund	1.42	1.22

The Guidance Note on implementation of AS-15 (Revised), "Employee Benefits" issued by the ICAI states that Provident Fund setup the employers, which requires interest shortfall to be met by the employer, needs to be treated as defined benefits plan. The Group setup Provident Fund does not have existing deficit of interest shortfall. With regards to future obligation arising due to interest shortfall (i.e., government interest to be paid on the Provident Fund scheme exceeding rate of interest earned on investment) pending issuance of the Guidance Note from Actuarial Society of India, the Company's actuary has expressed his inability to reliably measure the Provident Fund liability.


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SCHEDULE 21 (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Annexure - III

a) **Derivatives: Outstanding as at Balance Sheet Date:**

Nature of Contract	Foreign Currency	Option	Amount in Foreign Currency as at		Purpose
			31-Mar-2010	31-Mar-2009	
Currency and Interest Rate Swap	USD	Buy	15,000,000	—	Hedging of Loan
Currency and Interest Rate Swap	JYen	Buy	14,654,722,000	15,322,425,000	Hedging of Loan
Currency and Interest Rate Swap	CAD	Buy Sell	20,321,000 30,950,000	20,321,000 —	Hedging of Loan
Buyers' Credit	JYen	Buy	—	9,012,396,108	Hedging of Loan
Buyers' Credit	USD	Buy	118,848,683	109,774,424	Hedging of Loan
Forward Contracts	USD	Buy Sell	165,204,983 130,854,851	115,590,995 152,843,536	Hedging Purpose
Forward Contracts	JYen	Buy	4,499,439,696	4,789,376,720	Hedging Purpose
Forward Contracts	EURO	Buy Sell	377,249 1,897,941	178,427 1,825,000	Hedging Purpose
Forward Contracts	GBP	Buy Sell	8,649 1,030,000	— 1,915,000	Hedging Purpose
Forward Contracts	AUD	Buy	629,501	800,000	Hedging Purpose
Forward Contracts and Interest Rate Swap	USD	Buy	15,192,277	—	Hedging of Loan

b) **Foreign Currency Exposure which are not hedged as at Balance Sheet Date:**

Foreign Currency	Receivable	Payable	Net
USD	14,474,288 (13,229,810)	103,514,765 (98,991,671)	-89,040,477 (-85,761,861)
EURO	760,708 (3,402,503)	151,196 (941,495)	609,512 (2,461,008)
GBP	589,927 (3,202,567)	1,382,161 (337,922)	-792,234 (2,864,645)
AUD	189,929 (189,929)	— (470)	189,929 (189,459)
Yen	14,547,201 (11,369,890)	7,868,690 (7,543,830)	6,678,511 (3,826,060)
CAD	204,708 (412,902)	52,507 (86,010)	152,201 (326,892)
MYR	71,145 (71,145)	— —	71,145 (71,145)
CHF	15,503 —	— —	15,503 —

Figures in brackets represent corresponding amount of previous year.

Annexure – IV

Rs. Crore

Primary Segments– Business	Garments		Rayon Yarn (Includes Caustic Soda and allied Chemicals)		Carbon Black		Insulators		Textiles (Includes Spun Yarns, and Fabrics)		Fertilisers		Financial Services	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Segment Revenue #														
Income from External Customers	1,250.64	1,115.81	537.59	537.11	1,160.87	1,095.64	428.43	424.89	574.24	570.86	1,021.56	1,249.76	403.26	249.46
Inter-segment Revenue		—	—	—	—	—	(0.03)	(0.07)	2.30	2.35	—	—	7.68	0.18
Total Segment Revenue	1,250.64	1,115.81	537.59	537.11	1,160.87	1,095.64	428.40	424.82	576.54	573.21	1,021.56	1,249.76	410.94	249.64
Segment Result (PBIT)	(81.12)	(228.53)	120.01	89.82	227.33	24.69	97.66	108.25	46.80	32.69	136.47	209.74	87.74	47.32
Less: Interest and Finance charges*														
Add: Interest Income*														
Add: Unallocable Income (Net of Unallocable Expenditure)														
Profit/(Loss) before Tax														
Provision for Taxation														
Net Profit/(Loss) before Minority Interest														
Minority Interest														
Share of Profit/(Loss) of Associate														
Net Profit/(Loss)														
Carrying Amount of Segment Assets (including Goodwill)	943.27	1,047.60	500.13	513.39	1,195.21	938.63	360.75	326.74	363.33	411.11	406.21	681.13	1,969.22	1,492.32
Unallocated Assets														
Total Assets														
Carrying Amount of Segment Liabilities	393.93	368.84	70.20	76.50	252.90	185.54	66.41	62.40	82.09	65.99	106.22	94.51	1,067.10	932.32
Unallocated Liabilities														
Total Liabilities														
Cost incurred to acquire Segment Fixed Assets during the year	26.86	187.72	29.53	34.66	19.68	16.10	38.05	26.96	3.51	30.62	18.89	1.96	26.64	16.33
Unallocated Assets														
Depreciation/ Amortisation	77.34	70.11	34.93	33.14	25.37	25.15	18.05	14.37	22.57	21.51	18.84	18.72	17.99	9.01
Unallocated Depreciation														

* Interest and finance charges exclude interest and finance charges of Rs. 79.98 Crore (PY: 84.28 Crore) and Interest Income excludes interest income of Rs. 27.47 crore (PY: 16.78 Crore) on Financial Services Business, since it is considered as an expense and income respectively for deriving Segment Result.

Secondary Segment – Geographical	Current Year	Previous Year
The Company's operating facilities are mainly located in India		
Domestic Revenues	17,349.97	11,087.56
Exports Revenues	2,158.34	2,557.28
Total	19,508.31	13,644.84

Inter segment revenues are recognised on arm's length basis.

Annexure – IV

Rs. Crore

Primary Segments— Business	Life Insurance		Telecom		IT and ITES		Gross Total		Inter-Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Segment Revenue #												
Income from External Customers	9,295.83	3,743.61	3,330.75	2,891.84	1,505.04	1,765.86	19,508.31	13,644.84				
Inter- segment Revenue	—	—	—	—	25.28	11.29	35.23	13.75				
Total Segment Revenue	9,295.83	3,743.61	3,330.75	2,891.84	1,530.32	1,777.15	19,543.54	13,658.59	(35.23)	(13.75)	19,508.31	13,644.84
Segment Result (PBIT)	(424.61)	(686.56)	431.42	475.00	42.42	(63.62)	684.12	8.81			684.11	8.81
Less: Interest and Finance charges*											582.16	636.76
Add: Interest Income*											67.82	80.29
Add: Unallocable Income (Net of Unallocable Expenditure)											(12.21)	(1.61)
Profit/(Loss) before Tax											157.56	(549.27)
Provision for Taxation											114.00	81.06
Net Profit/(Loss) before Minority Interest											43.56	(630.32)
Minority Interest											(111.03)	(194.59)
Share of Profit/(Loss) of Associate											(0.04)	
Net Profit/(Loss)											154.55	(435.73)
Carrying Amount of Segment Assets (including Goodwill)	16,922.59	9,904.18	7,759.85	8,978.80	1,419.04	1,261.60	31,839.60	25,555.50	(204.96)	(70.95)	31,634.64	25,484.55
Unallocated Assets											743.96	1,330.27
Total Assets											**32,378.60**	**26,814.82**
Carrying Amount of Segment Liabilities	16,494.84	9,490.95	901.24	1,033.62	222.46	181.44	19,657.39	12,492.11	(204.96)	(70.95)	19,452.43	12,421.17
Unallocated Liabilities											7,265.62	8,472.18
Total Liabilities											**26,718.05**	**20,893.35**
Cost incurred to acquire Segment Fixed Assets during the year	41.84	37.49	1,388.17	1,820.01	65.17	25.34	1,658.34	2,197.19	—	—	1,658.34	2,197.19
Unallocated Assets											0.37	0.40
Depreciation/ Amortisation	46.23	34.27	556.24	398.96	62.29	68.05	879.85	693.29	—	—	879.85	693.29
Unallocated Depreciation											1.96	2.59


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CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2010

Annexure – V

Rs. Crore

PARTICULARS		2009-10			2008-09	
A. CASH FLOW FROM OPERATING ACTIVITIES						
Net/(Loss) Profit before tax		**157.57**			**(549.27)**	
Adjustments for:						
Depreciation/Amortisation	881.80			695.88		
Change in Valuation of Liabilities in respect of life policies	5,511.95			2,486.11		
Provision for Bad and Doubtful Debts, Advances and Other Current Assets (Net)	19.58			24.23		
Employee Stock Options Outstanding	7.73			4.76		
Effect of exchange fluctuation on Foreign Currency Translation Reserve	(57.75)			(6.87)		
Interest Expenses	601.77			638.24		
Interest Income	(67.96)			(81.61)		
(Profit)/Loss on Fixed Assets Sold	15.05			4.25		
(Profit)/Loss on Sale of Investments	(77.83)			(89.71)		
Investment Income on Shareholders' Fund	(30.14)			(34.24)		
Dividend Income	(10.19)			(11.28)		
		6,794.01			3,629.76	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**6,951.58**			**3,080.49**	
Adjustments for:						
Decrease/(Increase) in Sundry Debtors and Other Receivables	(215.17)			133.42		
Decrease/(Increase) in Inventories	(68.46)			(1.76)		
Increase/(Decrease) in Current Liabilities and Provisions	279.39	(4.24)		536.14	667.80	
CASH GENERATED FROM OPERATIONS		**6,947.34**			**3,748.29**	
Income Taxes Refund/(Paid) (Net)		(168.46)			(200.33)	
NET CASH FROM OPERATING ACTIVITIES			**6,778.88**			**3,547.96**
B. CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/Sale of Fixed Assets (Net)		(1,370.94)			(2,343.51)	
Investments in Subsidiaries/Joint Ventures (Net of Cash)		(33.53)			(770.92)	
Sale of Investments in Subsidiaries (Net of Cash)		3.19			(0.59)	
Sale/(Purchase) of Investments (Net)		(4,400.49)			(4,223.64)	
(Increase)/Decrease in Inter-Corporate Deposits		(285.94)			(213.59)	
Interest Received		53.09			74.98	
Investment Income on Shareholders' Fund		30.14			34.24	
Dividend Received		10.19			11.28	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			**(5,994.29)**			**(7,431.75)**


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Rs. Crore

PARTICULARS	2009-10		2008-09	
C CASH FLOW FROM FINANCING ACTIVITIES				
Reduction in Preference Share Capital of Subsidiaries	—		(25.00)	
Proceeds from issue of Preference Shares	0.10		0.52	
Proceeds from issue of Equity Shares	8.00		—	
Proceeds from issue of Shares Warrants	142.07		—	
Proceeds from issue of Shares to Minority	116.99		188.50	
Security Premium on issue of Shares of the Company and Joint Ventures	425.93		2,573.04	
Capital Subsidy	—		1.58	
Proceeds from/(Repayment of) Borrowings (Net)	(1,516.10)		2,505.64	
Dividends Paid (including Tax thereon)	(46.33)		(66.17)	
Interest and Finance Charges Paid	(653.99)		(554.34)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**(1,523.33)**		**4,623.77**
Foreign Exchange difference on translation of foreign currency cash and cash equivalents		(0.03)		0.40
NET INCREASE IN CASH AND EQUIVALENTS		(738.77)		740.38
CASH AND CASH EQUIVALENTS (OPENING BALANCE)		1,534.37		793.99
CASH ACQUIRED/REDUCED ON STAKE CHANGE/MERGER OF SPICE WITH IDEA		(0.76)		—
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)		794.84		1,534.37

Notes:

1) Cash and Cash Equivalent include:

	2009-10	2008-09
Cash, Cheques in Hand and Remittance in Transit	142.81	176.55
Balance with Banks	652.03	1,357.82
Total	**794.84**	**1534.37**

2) Previous Year's figures have been regrouped/rearranged to confirm to the Current Year's presentation, wherever necessary.

3) Cash and Cash Equivalents include restricted Cash and Cash Equivalent of Rs. 62.86 Crore (Previous Year: Rs. 36.96 Crore) which are not available for use by the Group.

For KHIMJI KUNVERJI & CO.
Firm registration no. 105146W
Chartered Accountants

Per SHIVJI K. VIKAMSEY
Partner
Membership No. 2242
Mumbai, May 07, 2010

For S.R. BATLIBOI & CO.
Firm registration no. 301003E
Chartered Accountants

Per VIJAY MANIAR
Partner
Membership No. 36738

DR. RAKESH JAIN
Managing Director

SUSHIL AGARWAL
Chief Financial Officer

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
G. P. GUPTA
B. R. GUPTA


A landscape lit by millions of smiles

STATEMENT RELATING TO SUBSIDIARY COMPANIES

(Rs. in Crore unless otherwise stated)

	Aditya Birla Finance Services Private Limited	Aditya Birla Capital Advisors Private Limited	Aditya Birla Customer Services Private Limited	Aditya Birla Trustee Company Private Limited	Aditya Vikram Global Trading House Limited		Aditya Birla Money Limited	Aditya Birla Commodities Broking Limited	Aditya Birla Finance Limited (Note No. 7)	Birla Insurance Advisory and Broking Services Limited
					US $ in lacs	Rs. in Crore				
The Financial year/period of the Subsidiary Company	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 to 31st March 2010		1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010
Extent of interest in Subsidiary Company										
Equity Share Capital	110.00	3.50	0.01	0.05	8.50	3.70	5.54	2.00	105.96	2.70
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%	100.00%	100.00%	100.00%	100.00%		75.00%	100.00%	100.00%	50.01%
Net aggregate amount of the profits/(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.										
a) not dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	(6.47)	(1.35)	(0.23)	(0.01)	0.15	(0.62)	7.11	3.21	30.02	1.85
(ii) For the previous financial years since it became the subsidiary of the Company	0.04	(0.01)	(0.03)	(0.02)	3.32	2.33	(0.78)	(0.21)	56.70	6.35
b) dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	3.29	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	11.56	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable	Not Applicable	Not Applicable	Not Applicable

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES


(Rs. in Crore unless otherwise stated)

	Birla Sun Life Insurance Company Limited	Aditya Birla Money Mart Limited (Note No. 7)	Aditya Birla Money Insurance Advisory Services Ltd. (Note No. 7)	ABNL Investment Limited (Note No. 7)	Aditya Birla Financial Shared Services Limited	Madura Garment LifeStyle Retail Limited	Peter England Fashions and Retail Limited	Aditya Birla Minacs IT Services Limited	Birla Technologies Limited	Aditya Birla Minacs Worldwide Limited
The Financial year/ period of the Subsidiary Company	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010	1st April 2009 31st March 2010
Extent of interest in Subsidiary Company										
Equity Share Capital	1,969.50	20.00	0.49	21.00	0.05	10.00	0.50	7.55	9.80	2.35
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	74.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	82.92%	100.00%	88.28%
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.										
a) not dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	(322.27)	(10.20)	(1.35)	1.33	—	(36.89)	(25.37)	7.26	1.33	(26.06)
(ii) For the previous financial years since it became the subsidiary of the Company	(1,176.21)	(9.12)	(1.87)	9.28	(0.04)	(59.48)	(94.67)	(36.21)	(13.09)	(0.58)
b) dealt with in the Accounts of the Company										
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	0.16
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

STATEMENT RELATING TO SUBSIDIARY COMPANIES

(Rs in Crore unless otherwise stated)

	Transworks Inc USA		A V Tranworks Limited, Canada		Aditya Birla Minacs Philippines Inc.		Aditya Birla Minacs Worldwide Inc, Canada (Consolidated) (Note No. 5 & 6)	
	US $ in lacs	Rs. in Crore	CAD in lacs	Rs in Crore	PHP in lacs	Rs in Crore	CAD in lacs	Rs. in Crore
The Financial year/ period of the Subsidiary Company	1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010	
Extent of interest in Subsidiary Company								
Equity Share Capital	-	-	1,570.00	693.31	969.23	9.84	1,203.93	531.65
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%		100.00%		100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.								
a) not dealt with in the Accounts of the Company								
(i) For the financial year of the subsidiary	(1.53)	(0.85)	(13.08)	(5.70)	(221.12)	(2.24)	34.63	15.24
(ii) For the previous financial years since it became the subsidiary of the Company	1.00	0.91	(5.84)	(2.41)	(1222.30)	(12.58)	(459.99)	(184.50)
b) dealt with in the Accounts of the Company								
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable		Not Applicable		Not Applicable		Not Applicable	

Notes :

1 Madura Garments Exports Ltd. and MG Lifestyle Clothing Company Private Ltd. ceases to be subsidiary of ABNL w.e.f 1 Jan, 2010 and merged with ABNL under garment business restructuring scheme
2 LIL Investment Limited became subsidiary w.e.f. 27 July, 2009 and ceased to be subsidiary w.e.f. 27 November, 2009
3 Madura Garments International Brands Co Ltd. ceased to be subsidiary w.e.f. 27 November, 2009
4 Madura Garments Exports US Inc. ceased to be subsidiary w.e.f. 9 February, 2010
5 Aditya Birla Minacs Worldwide Inc, Canada (Consolidated) is converted at the average rate of exchnage of CAD$ = Rs 44.01
6 For details of subsidiaries of Minacs Worldwide Inc, Canada refer Annexure "1"
7 Name changed since receipt of exemption from Central Government under Section 212 :-
From Birla Global Finance Co Ltd. (BGFCL) to Aditya Birla Finance Ltd. (ABFL)
From Birla Sun Life Distribution Co. Ltd. (BSDL) to Aditya Birla Money Mart Ltd. (ABMM)
From BSDL Insurance Advisory Services Ltd. to ABM Insurance Advisory Services Ltd. (ABM IAS)
From Laxminaryan Investment Ltd. (LIL) to ABNL Investment Ltd.



STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO SUBSIDIARY COMPANIES

The Ministry of Company Affairs, Government of India vide its order No. 47/84/2010-CL-III dated 5th April, 2010 issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of subsidiaries (excluding companies marked asteric in Annexure 1 of Statement 212) of the Company on 31st March, 2010 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on 31st March, 2010 and the related detailed information will be made available to the investors of the company at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

				TARJANI VAKIL P. MURARI G. P. GUPTA B. R. GUPTA
Mumbai, 7th May 2010	DR. RAKESH JAIN Managing Director	SUSHIL AGARWAL Chief Financial Officer	DEVENDRA BHANDARI Company Secretary	Directors

The Ministry of Company Affairs, Government of India vide its order No. 47/84/2010-CL-III dated 2nd June, 2010 issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of subsidiaries of the Company on 31st March, 2010 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on 31st March, 2010 and the related detailed information will be made available to the investors of the company at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

(Rs. in Crore unless otherwise stated)

Annexure '1' of Statement 212 of the Companies Act, 1956

	Minacs Worldwide Inc, Canada		Minacs Kft.-Hungary		Minacs Ltd. UK		Minacs Worldwide S.A. de C.V., Maxico		Minacs GmbH, Germany		Minacs Group, USA		Compass B.P.O. Pvt. Ltd INDIA*	Compass BPO Ltd UK*		Compass BPO FZE UAE*		Compass BPO INC US *	
	CAD in lacs	Rs. in Crore	HUF in lacs	Rs. in Crore	GBP in lacs	Rs. in Crore	MXN in lacs	Rs. in Crore	EUR in lacs	Rs. in Crore	USD in lacs	Rs. in Crore	Rs. in Crore	GBP in lacs	Rs. in Crore	AED in lacs	Rs. in Crore	USD in lacs	Rs. in Crore
The period of the Subsidiary Company	1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		1st April 2009 to 31st March 2010		9th Mar 2010 to 31st March 2010	9th Mar 2010 to 31st March 2010		9th Mar 2010 to 31st March 2010		9th Mar 2010 to 31st March 2010	
Extent of interest in Subsidiary Company																			
Equity Share Capital	1,203.93	531.65	30.00	0.07	0.01	0.01	5.00	0.18	0.25	0.15	3.02	1.36	1.74	0.19	0.13	1.00	0.12	0.00	0.00
% Share held by Aditya Birla Nuvo Ltd. and its Subsidiaries	100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%	100.00%		100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Aditya Birla Nuvo Ltd.																			
a) not dealt with in the Accounts of the Company																			
(i) For the financial year of the subsidiary	13.25	5.77	146.51	0.35	0.84	0.66	0.00	-	3.11	2.04	13.91	6.42	(0.05)	0.10	0.08	(0.69)	(0.09)	0.16	0.07
(ii) For the previous financial years since it became the subsidiary of the Company	(538.93)	(215.82)	418.30	0.97	3.20	2.65	0.00	-	8.40	5.06	69.29	29.74	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) dealt with in the Accounts of the Company																			
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable		Not Applicable	Not Applicable		Not Applicable		Not Applicable	
Average Exchange rate	1 CAD = Rs.43.59		1 HUF= Rs. 0.2399		1 GBP = Rs. 78.306		1 MXN = Rs. 3.912		1 EUR = Rs. 65.60		1 USD = Rs. 46.19			1GBP = Rs. 78.306		1 AED = Rs. 13.36		1 USD = Rs. 46.19	
Exchange Rate as on 31 March, 2010	1 CAD = Rs.44.16		1 HUF= Rs. 0.2279		1 GBP = Rs 67.868		1 MXN = Rs. 3.636		1 EUR = Rs. 61.74		1 USD = Rs. 45.03			1GBP = Rs. 67.87		1 AED = Rs. 12.25		1 USD = Rs. 45.03	

* Refer Note below Statement pursuant to Section 212 of the Companies Act, 1956 regarding approval received from Central Government



STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

The particulars of Companies as required under section 212 (8) of the Companies Act, 1956 are as follows :

(Rs. in Crore unless otherwise stated)

	Aditya Birla Finance Services Private Limited	Aditya Birla Capital Advisors Private Limited	Aditya Birla Customer Services Private Limited	Aditya Birla Trustee Company Private Limited	Aditya Vikram Global Trading House Limited		Adity Birla Money Limited	Aditya Birla Commo-dities Broking Ltd.	Aditya Birla Finance Limited	Birla Insurance Advisary and Broking Services Limited	Birla Sun Life Insurance Company Limited
					US $ in lacs	Rs. in Crore					
Share Capital (Equity and Preference)	510.00	3.50	0.01	0.05	8.50	3.70	5.54	2.00	180.96	2.70	1,969.50
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(6.45)	(1.36)	(0.27)	(0.02)	3.46	1.70	49.38	2.53	53.99	16.76	(1,547.47)
Total Assets (Fixed Assets+Current Assets)	152.89	12.20	0.00	0.07	12.06	5.45	227.19	35.00	1,018.51	22.07	787.70
Total Liabilities (Debts + Current Liabilities & provisions)	2.47	15.57	0.26	0.04	0.10	0.05	174.27	30.47	813.57	2.62	16,495.53
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	73.29	5.51	—	—	—	—	0.01	—	30.01	—	16,129.86
Turnover	1.09	3.79	—	0.01	0.41	0.20	100.99	15.37	142.61	22.05	9,922.61
Profit before Taxation	(6.47)	(1.35)	(0.23)	(0.01)	0.15	(0.62)	15.53	5.00	45.67	5.25	(435.50)
Provision for Taxation	—	0.00	—	—	—	—	6.05	1.79	15.65	1.54	—
Profit after Taxation	(6.47)	(1.35)	(0.23)	(0.01)	0.15	(0.62)	9.48	3.21	30.02	3.71	(435.50)
Proposed/Interim dividend (Including Dividend Tax) (Including on preference share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	6.29	Nil	Nil

STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

STATEMENT RELATING TO SUBSIDIARY COMPANIES

(Rs. in Crore unless otherwise stated)

	Aditya Birla Money Mart Limited	ABM Insurance Advisory Services Ltd	Laxmi-narayan Investment Limited	Aditya Birla Financial Shared Services Ltd	Madura Garment Life Style Retail Limited	Peter England Fashions and Retail Limited	PSI Data Systems Limited	Birla Techno-logies Limited	Aditya Birla Minacs Worldwide Ltd.	Transworks Inc. USA	
									Rs. in Crore	US $ in lacs	Rs. in Crore
Share Capital (Equity and Preference)	20.00	0.49	21.00	0.05	20.00	1.01	22.55	9.80	2.35	—	—
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(12.59)	(3.26)	10.62	(0.04)	(96.37)	(0.89)	(11.42)	(19.38)	223.64	0.47	0.21
Total assets (Fixed Assets+Current Assets)	28.76	6.51	42.46	6.95	70.00	0.98	23.45	3.76	227.15	0.54	0.24
Total Liabilities (Debts + Current Liabilities & provisions)	21.85	9.28	30.84	6.94	146.37	0.87	23.59	13.34	770.52	0.06	0.03
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	—	—	—	—	—	—	0.00	—	93.50	—	—
Turnover	53.32	10.22	5.66	—	30.41	19.06	93.37	13.82	226.33	—	—
Profit before Taxation	(10.20)	(1.35)	2.25	—	(36.89)	(25.31)	8.91	1.34	(29.33)	(1.50)	(0.84)
Provision for Taxation	—	—	0.92	—	—	0.07	0.15	0.01	0.20	0.03	0.02
Profit after Taxation	(10.20)	(1.35)	1.33	—	(36.89)	(25.37)	8.76	1.33	(29.52)	(1.53)	(0.85)
Proposed/ Interim dividend (Including Dividend Tax) (Including on preference share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	NIL	Nil	Nil

A landscape lit by millions of smiles


STATEMENT PURSUANT TO SECTION 212(8) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

(Rs. in Crore unless otherwise stated)

	A V Tranworks Limited, Canada		Aditya Birla Minacs Phillippins INC		Minacs Worldwide Inc, Canada (Standalone)		Minacs Kft.- Hungary		Minacs Ltd. UK		Minacs Worldwide S.A. de C.V., Mexico	
	CAD in lacs	Rs. in Crore	PHP in lacs	Rs. in Crore	CAD in lacs	Rs. in Crore	HUF in lacs	Rs. in Crore	GBP in lacs	Rs. in Crore	MXN in lacs	Rs. in Crore
Share Capital (Equity and Preference)	1,570.00	693.31	969.23	9.84	1,203.93	531.65	30.00	0.07	0.010	0.01	0.50	0.18
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(18.91)	(8.12)	(1,435.24)	(14.57)	(714.94)	(315.72)	695.44	1.58	2.68	1.82	(0.50)	(0.18)
Total assets (Fixed Assets+Current Assets)	1.74	0.77	870.30	8.83	1,213.24	535.77	1,970.29	4.49	8.61	5.84	—	—
Total Liabilities (Debts + Current Liabilities & provisions)	6.32	2.79	1,336.30	13.57	724.26	319.83	1,244.85	2.84	5.92	4.02	—	—
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	—	—	—	—	—	—	—	—	—	—	—	—
Turnover	1.57	0.69	1,455.77	14.78	1,585.06	691.01	4,019.59	9.64	23.92	18.73	—	—
Profit before Taxation	(13.08)	(5.70)	(221.12)	(2.24)	13.25	5.77	247.42	0.59	1.16	0.91	—	—
Provision for Taxation	—	—	—	0.00	—	—	100.91	0.24	0.33	0.26	—	—
Profit after Taxation	(13.08)	(5.70)	(221.12)	(2.24)	13.25	5.77	146.51	0.35	0.84	0.66	—	—
Proposed/ Interim dividend (Including Dividend Tax) (Including on preference share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

STATEMENT RELATING TO SUBSIDIARY COMPANIES

(Rs. in Crore unless otherwise stated)

	Minacs GmbH, Germany		Minacs Group, USA		Compass B.P.O. Pvt. Ltd INDIA	Compass BPO Ltd UK		Compass BPO FZE UAE		Compass BPO INC US	
	EUR in lacs	Rs. in Crore	USD in lacs	Rs. in Crore	Rs. in Crore	GBP in lacs	Rs. in Crore	AED in lacs	Rs. in Crore	USD in lacs	Rs. in Crore
Share Capital (Equity and Preference)	0.25	0.15	3.02	1.36	1.73	0.19	0.13	1.00	0.12	0.00	0.00
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	20.94	12.93	81.02	36.48	(0.13)	9.08	6.17	(0.93)	(0.11)	1.65	0.74
Total assets (Fixed Assets+Current Assets)	24.95	15.40	387.28	174.39	5.18	8.45	5.73	2.53	0.31	4.86	2.19
Total Liabilities (Debts + Current Liabilities & provisions)	3.76	2.32	303.23	136.55	3.57	1.86	1.26	2.47	0.30	3.21	1.44
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)											
Turnover	73.63	48.31	970.18	448.13	24.09	20.49	16.05	25.53	3.41	30.82	15.13
Profit before Taxation	4.30	2.82	22.51	10.40	1.42	(2.22)	(1.74)	(10.58)	(1.41)	0.80	0.39
Provision for Taxation	1.19	0.78	8.60	3.97	0.09	(0.24)	(0.19)	—	—	0.24	0.12
Profit after Taxation	3.11	2.04	13.91	6.42	1.34	(1.98)	(1.55)	(10.58)	(1.41)	0.56	0.28
Proposed/Interim dividend (Including Dividend Tax) (Including on preference share)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

A) Details of Investments of Birla Sun Life Insurance Company Limited as at 31 March, 2010

(Rs. In crore)

	Shareholders	Policyholders	Assets held to cover Linked liabilities	Total
LONG TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	192.18	419.60	1,195.52	1,807.30
2 Other Investments				
(a) Debenture/Bonds	28.31	154.40	1,758.84	1,941.55
(b) Equity	—	—	5,042.34	5,042.34
(c) Others	—	—	3.84	3.84
3 Investment in Infrastructure and Social Sector Bonds	77.73	158.13	2,564.05	2,799.91
4 Other than Approved Investments	2.50	—	953.80	956.30
Total (A)	300.72	732.14	11,518.39	12,551.24
SHORT TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	68.20	126.37	4.88	199.45
2 Other Approved Securities				
— Fixed deposits	—	—	—	—
— Others	70.03	76.28	696.26	842.57
3 Other approved Investments				
(a) Mutual Funds	40.85	19.60	642.72	703.18
(b) Debenture / Bonds	6.94	17.68	383.11	407.73
(c) Others	—	—	—	—
4 Investment in Infrastructure and Social Sector Bonds	8.92	86.10	173.37	268.38
5 Other than Approved Investments	8.75	—	461.81	470.56
Total (B)	203.68	326.03	2,362.16	2,891.88
Other Assets				
1 Bank Balances	—	—	376.31	376.31
2 Interest Accrued on Investments	—	—	159.41	159.41
3 Fund Charges	—	—	—	—
4 Outstanding Contract (Net)	—	—	151.02	151.02
Sub Total (C)	—	—	686.74	686.74
Total (A+B+C)	**504.40**	**1,058.17**	**14,567.30**	**16,129.86**


A landscape lit by millions of smiles

B) **Details of Investment of Aditya Birla Financial Services Pvt.Ltd.**

	Number	As at 31 March, 2010 Rs Crores
LONG TERM INVESTMENTS		
Investment in Birla Sun Life Asset Management Company Limited	8,999,980	14.31
Investment in Birla Sun Life Trustee Company Private Limited	9,950	0.01
Investment in Aditya Birla Private Equity - Fund I		35.23
Investment in Mutual fund		
Birla Sunlife Savings Fund Instl. Premium - Growth	7,107,646	12.09
Birla Sun Life Cash Plus- Instl. Prem.- Growth	17	0.00
Birla Sunlife Cash Plus	7,915,686	11.65
Total		**73.29**

C) **Details of Investment of Aditya Birla Capital Advisors Pvt. Ltd.**

	Number	Rs Crores
CURRENT INVESTMENTS		
(At lower of the cost or net asset value)		
Birla Sunlife Saving Fund Intitutional Daily Dividend Reinvestment Scheme	5,504,605	5.51
Total		**5.51**

D) **Details of Investment of Aditya Birla Money Ltd.**

	Number	Rs Crores
LONG TERM INVESTMENTS		
a) Equity Shares		
Unquoted		
BSE Limited	130,000	0.00
Apollo Sindhoori Hotels Limited	6,600	0.01
Total		**0.01**

E) **Details of Investment of Aditya Birla Finance Ltd.**

	Number	Rs Crores
LONG TERM INVESTMENTS		
a) Equity Shares		
Quoted		
HDFC Bank Ltd	260	0.00
Unquoted		
Birla Management Centre Services Ltd	7,000	0.01
Birla Sun Life Trustee Co. Pvt. Ltd.	20	0.00
b) Debentures - Unquoted		
ABK Consultants Pvt Ltd	30	30.00
Total		**30.01**

F) **Details of Investment of Aditya Birla Minacs Worldwide Ltd.**

	Number	Rs Crores
CURRENT INVESTMENTS		
(At lower of the cost or net asset value)		
Birla Sunlife Cash Plus - Institutional Premium - Growth	5,772,261	8.50
Birla Sunlife Saving Fund - Institutional Growth	57,722,606	85.00
		93.50




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ADITYA BIRLA NUVO & ITS SUBSIDIARIES AND JOINT VENTURES*

ADITYA BIRLA NUVO LTD. : Fashion & Lifestyle, Carbon Black, Agri-business, Rayon Yarn (Incl. Caustic Soda & allied chemicals), Insulators, Textiles (Spun Yarn & Fabrics)

I) ADITYA BIRLA FINANCIAL SERVICES

Subsidiaries

- Birla Sun Life Insurance Company Ltd. [JV with Sun Life Financial Inc of Canada] : Life Insurance
- Aditya Birla Financial Services Pvt. Ltd. ("ABFSPL") : Investment
  - Aditya Birla Money Ltd. : Equity Broking
    - Aditya Birla Commodities Broking Ltd. : Commodities Broking
  - Aditya Birla Capital Advisors Pvt. Ltd. : Private Equity Investment, Advisory & Management Services
  - Aditya Birla Trustee Company Pvt. Ltd. : Trustee of Private Equity Fund
  - Aditya Birla Customer Services Pvt. Ltd : General Services
  - Aditya Birla Financial Shared Services Ltd. : Financial & IT enabled services
  - Birla Insurance Advisory and Broking Services Ltd. : Non-life Insurance Advisory and Broking
- Aditya Birla Finance Ltd. : NBFC / Fund Based Lending
- Aditya Birla Money Mart Ltd. : Wealth Management & Distribution
  - Aditya Birla Money Insurance Advisory Services Ltd. : Life Insurance Advisory
- ABNL Investment Ltd. : Investment

Joint Ventures (through ABFSPL)

- Birla Sun Life Asset Management Company Ltd. : Asset Management
- Birla Sun Life Trustee Company Pvt. Ltd. : Trustee of Birla Sun Life Mutual Fund

II) IT-ITeS SUBSIDIARIES

- Aditya Birla Minacs Worldwide Ltd. & its subsidiaries : Information Technology enabled Services (ITeS)
  - Transworks Inc. USA
  - Aditya Birla Minacs Philippines Inc, Philippines
  - AV Transworks Ltd., Canada
  - Aditya Birla Minacs Worldwide Inc., Canada & its subsidiaries
    - Minacs Group, (USA) Inc.
    - Minacs Worldwide S.A. de C.V., Mexico
    - Minacs Ltd, UK
    - Minacs Worldwide GmbH, Germany
    - Minacs Kft., Hungary
    - Compass BPO Ltd. UK
      - Compass BPO Inc. USA
      - Compass Business Process Outsourcing Pvt. Ltd., India
      - Compass BPO FZE, UAE
- Aditya Minacs IT Services Ltd. & its subsidiary : Information Technology services
  - Aditya Birla Minacs Technologies Ltd.

III) GARMENTS & OTHERS SUBSIDIARIES

- Madura Garments Lifestyle Retail Company Ltd. : Apparel Retail
- Peter England Fashions and Retail Ltd. : Apparel Retail
- Aditya Vikram Global Trading House Ltd. : International General Trading

IV) TELECOM (JOINT VENTURE)

- Idea Cellular Ltd. : Telecommunication Services

* As on 31st March, 2010

Printed at Infomedia18 Ltd.



Aditya Birla Nuvo Ltd.
Corporate Finance Division
Aditya Birla Centre, 'A' Wing, 4th Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525821, 24995821

Website www.adityabirlanuvo.com
www.adityabirla.com
E-mail nuvo.cfd@adityabirla.com